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TABLE OF CONTENTS 3

Exhibit 15.1

Contents

        This document is an extracted form of the Annual Report and Accounts 2004/05. Certain pages, images and text have been deleted from it. The Annual Report and Accounts is available in full on our website, at www.ngtgroup.com.

19	Board of Directors
21	Operating and Financial Review
21	Introduction
25	Operating Review
45	Financial Review
48	Dividends
49	Dividend policy
50	Treasury policy
52	Commodity price hedging
57	Related party transactions
60	Directors' Report
60	Incorporation
60	Research and development
62	Corporate Governance and Risk and Compliance Management
62	Corporate Governance
67	Risk and Compliance Management
67	Risk factors
69	Directors' Remuneration Report
80	International Financial Reporting Standards
84	Statement of Directors' Responsibilities
85	Accounting Policies
88	Group Profit and Loss Account
89	Balance Sheets
90	Group Cash Flow Statement
90	Group Statement of Total Recognised Gains and Losses
91	Notes to the Accounts
91	Note 2 Segmental analysis
97	Note 5 Payroll costs and employees
97	Note 7 Pensions and other post-retirement benefits
112	Note 23 Share capital
119	Note 28 Related party transactions
121	Note 30 Group undertakings and joint ventures
144	Glossary of Terms
145	Definitions
146	Summary Group Financial Information
147	Shareholder Information
147	Analysis of Shareholdings

Board of Directors

Sir John Parker
Chairman
(appointed October 2002) (Age 63) N (ch)

        Sir John Parker became Chairman of the Group following the merger of National Grid Group plc and Lattice Group plc. He had been Chairman of Lattice Group plc since its demerger from BG Group plc in 2000. He had previously been a Non-executive Director of BG plc from 1997. Sir John's career has encompassed the engineering, shipbuilding and defence industries. He is Chairman of the Peninsular & Oriental Steam Navigation Company, a Non-executive Director of Carnival plc and Carnival Corporation, Inc. and Senior Non-executive Director of the Court of the Bank of England. Sir John is a former Chairman of RMC Group plc, a former Chairman and Chief Executive of Harland & Wolff plc and Babcock International Group PLC and a former Non-executive Director of Brambles Industries plc, GKN plc and British Coal Corporation. He is a Fellow of the Royal Academy of Engineering.

Roger Urwin
Group Chief Executive
(appointed November 1995) (Age 59) E (ch), F

        Roger Urwin was appointed as a Director of the Group in November 1995, becoming Group Chief Executive in April 2001. He was previously Chief Executive of London Electricity plc. Earlier, he held a number of appointments within the Central Electricity Generating Board before joining the Midlands Electricity Board as Director of Engineering. He is a Non-executive Director of Utilico Investment Trust plc and is a Fellow of the Royal Academy of Engineering.

Steve Lucas
Group Finance Director
(appointed October 2002) (Age 51) E, F

        Steve Lucas joined the Board following the merger of National Grid Group plc and Lattice Group plc in October 2002. He had been Executive Director, Finance of Lattice Group plc since its demerger from BG Group plc in 2000. Previously, he was Treasurer of BG Group plc having joined British Gas plc in 1994. A Chartered Accountant, he worked in private practice in the City of London until 1983. He then joined Shell International Petroleum Company, occupying a number of finance management positions and treasury roles, including seven years in Africa and the Far East. Steve is also a Non-executive Director of Compass Group PLC.

Nick Winser
Group Director
(appointed April 2003) (Age 44) E

        Nick Winser joined the Board in April 2003 as Group Director responsible for UK and US Transmission operations. He was previously Chief Operating Officer of US Transmission for National Grid Transco. He joined National Grid Company plc in 1993, becoming Director of Engineering in 2001. Prior to this, he had been with PowerGen since 1991 as principal negotiator on commercial matters, having joined the Central Electricity Generating Board in 1983 where he served in a variety of technical engineering roles.

Steve Holliday
Group Director
(appointed March 2001) (Age 48) E

        Steve Holliday joined the Group as Group Director, UK and Europe in March 2001. Immediately following the merger of National Grid Group plc and Lattice Group plc, he was responsible for the Group's electricity and gas transmission businesses and is now Group Director responsible for UK Gas Distribution and Business Services. He was formerly an Executive Director of British Borneo Oil and Gas. Previously, he spent 19 years with the Exxon Group, where he held senior positions in the international gas business and operational areas such as refining and shipping. His international experience includes a four-year spell in the US. He also developed business opportunities in countries as diverse as China, Australia, Japan, Brazil and the former Soviet Union. Steve is also a Non-executive Director of Marks and Spencer Group plc.

Mike Jesanis
Group Director
(appointed July 2004) (Age 48) E

        Mike Jesanis joined the Board in July 2004, becoming Group Director responsible for US Distribution. He became President of National Grid USA in November 2003, having been its Chief Operating Officer and responsible for the day-to-day operations since January 2001. He was Chief Financial Officer of National Grid USA and New England Electric System (NEES) between March 1998 and January 2001, having joined NEES in July 1983. Mike is also Chairman of the Board of Trustees of Becker College in Worcester, Massachusetts.

Edward Astle
Group Director
(appointed September 2001) (Age 51) E

        Edward Astle joined the Board as Group Director, Telecommunications in September 2001 and is now Group Director responsible for Unregulated Business and leads the Group's Business Development and Strategy. He was Managing Director of BICC Communications from 1997 to 1999, and between 1989 and 1997 he held a variety of positions with Cable & Wireless. He was Regional Director Europe, CEO of its global networks and marine divisions, and in 1995 joined the Cable & Wireless board as Executive Director Global Businesses.

Ken Harvey
Non-executive Director and Senior Independent Director
(appointed October 2002) (Age 64) N, R, R&R

        Ken Harvey joined the Board following the merger of National Grid Group plc and Lattice Group plc in October 2002, having been appointed to the Lattice Group plc board in September 2000. He is Chairman of Pennon Group plc. A Chartered Engineer, he is a former Chairman and Chief Executive of Norweb plc, Comax Holdings Ltd, The Intercare Group plc and Beaufort International Group plc.

John Allan
Non-executive Director
(appointed 1 May 2005) (Age 56) A, R

        John Allan was appointed to the Board in May 2005. He is Chief Executive of Exel plc (previously Ocean Group plc), having been appointed in September 1994. He is a Non-executive Director of PHS Group plc. John started his career in marketing with Lever Brothers, moving to Bristol-Myers Company Limited and Fine Fare Limited. He joined BET plc in 1985 and was appointed to the board in 1987. He is a member of the CBI's Presidents' Committee, the International Advisory Council of the Singapore Economic Development Board and the University of Edinburgh Campaign Board. John was previously a Non-executive Director of Wolseley plc, Hamleys plc and Connell plc.

John Grant
Non-executive Director
(appointed November 1995) (Age 59) A, N, R (ch)

        John Grant was appointed a Director of the Group in November 1995. He is Chairman of Hasgo Group Limited and The Royal Automobile Club Motor Sports Association Limited and a Non-executive Director of Torotrak plc, Corac Group Plc, Cordex Plc and The Royal Automobile Club Limited. He was Chief Executive of Ascot Plc from 1997 to 2000 and Finance Director of Lucas Industries plc from 1992 to 1996. He previously held a number of senior executive positions during 25 years with Ford Motor Company.

Paul Joskow
Non-executive Director
(appointed March 2000) (Age 57) F (ch), N

        Paul Joskow was appointed a Director of the Group in March 2000 following the acquisition of New England Electric System (NEES). He is a Professor of Economics and Management at the Massachusetts Institute of Technology (MIT), Director of MIT Center for Energy and Environmental Policy Research, Research Associate of the US National Bureau of Economic Research and a Fellow of the Econometric Society and of the American Academy of Arts and Sciences. Paul is also an independent Trustee of the Putnam Mutual Funds and an independent Non-executive Director of TransCanada. He had served as a Director of NEES between 1987 and its acquisition.

Stephen Pettit
Non-executive Director
(appointed October 2002) (Age 54) F, R, R&R (ch)

        Stephen Pettit was appointed to the Board following the merger of National Grid Group plc and Lattice Group plc, having been appointed to the Lattice Group plc board in 2001. He is a Non-executive Director of National Air Traffic Services, Halma plc and is Chairman of ROK Property Solutions plc. He is a former Executive Director of Cable & Wireless plc. Before joining Cable & Wireless, he was Chief Executive, Petrochemicals at British Petroleum. Stephen was previously a Non-executive Director of KBC Advanced Technologies plc and Norwood Systems Limited.

Maria Richter
Non-executive Director
(appointed October 2003) (Age 50) A, F, R&R

        Maria Richter was appointed to the Board in October 2003. Maria worked for Morgan Stanley between 1993 and 2002, most recently as Managing Director of its Corporate Finance Retail Group. Prior to this, she was Managing Director of Investment Banking in the Southern Cone of Latin America, and Executive Director and Head of Independent Power and Structured Finance Business. Previous appointments include Vice President of Independent Power Group for Salomon Brothers, and Vice President of Prudential Capital Corporation and Power Funding Associates. Maria is also a Director of the Western Electricity Co-ordinating Council, one of 10 Councils in North America responsible for promoting electricity system reliability.

George Rose
Non-executive Director
(appointed October 2002) (Age 53) A (ch), N, R

        George Rose was appointed to the Board following the merger of National Grid Group plc and Lattice Group plc, having been appointed to the Lattice Group plc board in September 2000. He has been Finance Director of BAE Systems plc (formerly British Aerospace plc) since 1998, having joined the company in 1992. He is a member of the shareholder committee of Airbus SAS and is also a Non-executive Director of SAAB AB and a member of the Financial Reporting Review Panel. George is also a former Non-executive Director of Orange plc.

Helen Mahy
Group Company Secretary and General Counsel
(appointed October 2002) (Age 44) E

        Helen Mahy was appointed as Group Company Secretary following the merger of National Grid Group plc and Lattice Group plc, having been Company Secretary at Lattice Group plc since March 2002. She was additionally appointed as General Counsel from October 2003. Previously, she was Group General Counsel and Company Secretary at Babcock International Group PLC. Helen was appointed a Non-executive Director of Aga Foodservice Group plc in March 2003. She is a barrister, member of the Bar Council and an Associate of the Chartered Insurance Institute.

Committee membership

A	Audit	E	Executive
F	Finance	N	Nominations
R	Remuneration	R&R	Risk & Responsibility
ch	denotes Committee chairman

Operating and Financial Review

Introduction

        National Grid Transco is a network utility, based mainly in the UK and the US. Our principal interests are in the transmission and distribution of electricity and gas and in the provision of network infrastructure to the broadcast and telecommunications industries. We also have interests in related markets, including metering services, liquefied natural gas facilities and property in the UK, as well as electricity interconnectors in the UK, US and Australia.

History and development of the business

        National Grid Transco originated from the restructurings of the UK gas industry in 1986 and the UK electricity industry in 1990. We entered the US energy delivery market in 2000 and substantially expanded our UK wireless infrastructure activities in 2004.

        The UK gas industry was first restructured in 1986 when British Gas was incorporated as a public limited company, British Gas plc. In 1997, Centrica was demerged from British Gas plc which was re-named BG plc. In December 1999, BG plc completed a restructuring programme which resulted in the creation of a new parent company, BG Group plc, and involved separating the UK regulated business, BG plc (re-named Transco plc), from its other businesses. Lattice Group plc was created as the holding company for Transco plc and certain other non-regulated infrastructure service businesses and, in October 2000, it was demerged from BG Group plc and separately listed on the London Stock Exchange.

        In 1990 National Grid Company plc took on the ownership and control of the electricity transmission network in England and Wales and certain interests in the interconnectors with Scotland and France from the Central Electricity Generating Board. Originally the predominant shareholders in National Grid Company plc, via a holding company, were the twelve Regional Electricity Companies which owned and operated the local distribution systems, but in 1995, shares in the holding company were listed on the London Stock Exchange and by early 1996 the Regional Electricity Companies had disposed of most of their respective shareholdings.

        We entered the US electricity market in 2000 when we acquired New England Electric System and Eastern Utilities Associates. We expanded further into the northeastern US with our acquisition of Niagara Mohawk Power Corporation in January 2002. National Grid USA is the holding company for our US operations.

        In October 2002 National Grid Group plc, the holding company for National Grid Company plc and National Grid USA, merged with Lattice Group plc, changing its name to National Grid Transco plc.

        In August 2004, we completed the purchase of the UK operations of Crown Castle International Corp. and integrated it with the Group's existing communications business, Gridcom UK, to form a single business, known as Crown Castle UK.

        Also in August 2004, we agreed the sales of four of our UK gas distribution networks. These sales are expected to complete on 1 June 2005, after which we will still own the largest gas distribution network in the UK. Further details of these planned sales are included in the Operating Review on page 33.

Regulatory environment

        National Grid Transco is listed on the London Stock Exchange and on the New York Stock Exchange and, as a consequence, is subject to regulation by the Financial Services Authority in the UK, and by the Securities and Exchange Commission (SEC) in the US.

        As a result of our position in and importance to the economies we serve, our electricity and gas transmission and distribution businesses in the UK and US are subject to UK, European Union and US industry regulation.

        In the UK these businesses are regulated by the Office of Gas and Electricity Markets (Ofgem). Ofgem operates under the direction and governance of the Gas and Electricity Markets Authority, which makes all major decisions and sets policy priorities for Ofgem.

        In the US our public utilities are regulated by the commissions in the states in which we operate and by the Federal Energy Regulatory Commission. These US regulators set service standards and determine our potential levels of return.

        As a result of our ownership of several US public utility companies, National Grid Transco is a registered holding company under the US Public Utility Holding Company Act 1935, for which the regulator is the SEC. This law imposes various conditions and limitations relating to financing, subsidiary company transactions and ownership of non-utility businesses, and the requirement for SEC consent for further US utility acquisitions.

        In addition, certain of the UK activities of our Wireless infrastructure business are subject to regulation by the Office of Communications (Ofcom), in particular our UK analogue television and radio transmission networks. We operate two digital multiplexes under the terms of a licence granted by Ofcom. Ofcom is also responsible for regulating the broadcast and telecommunication industries to which Crown Castle UK provides wireless infrastructure.

Regulatory developments

        On 1 April 2005, the British Electricity Transmission and Trading Arrangements (BETTA) came into operation and, as the Great Britain System Operator, we became responsible for operating the Scottish electricity transmission network in addition to that of England and Wales. This change is discussed in more detail in the Operating Review on page 26.

        The European Union Electricity Regulation requires a mandatory inter-operator compensation scheme to be established in respect of electricity transfers between member states. The scheme may be introduced in the course of 2006, although this is by no means certain. Any receipts from, or payments to, the scheme will have to be set against transmission charges and so the overall impact is expected to be neutral. The scheme could also impact on charging arrangements for the interconnector with France. The Regulation also allows for other changes to be made to transmission tariffs and congestion management across member state borders, although details of these areas will only be developed over the coming year.

        A European Union Directive concerning measures to safeguard security of natural gas supply is due for implementation in May 2006. This will ensure that member states have in place, and publish, policies and standards on gas security of supply. In addition, the Gas Regulation on conditions for access to gas networks is expected to be adopted by the European Union in the summer of 2005. We expect the impact of these regulations on our businesses to be minimal.

        There are also a number of European Directives and Regulations in development covering many issues including electricity security of supply, harmonisation of access to gas systems and infrastructure development, where the precise impact on our businesses in the future is currently uncertain.

Business segments

        We report our operating results by segment, reflecting the management responsibilities and economic characteristics of the Group's business activities. Our business operations are divided into the following segments: UK electricity and gas transmission; US electricity transmission; UK gas distribution; US electricity and gas distribution; US stranded cost recoveries; and Wireless infrastructure; with all other activities of the Group being reported as part of Other activities.

        Our UK electricity and gas transmission segment comprises the high-voltage electricity transmission networks and the gas National Transmission System in the UK. Our US electricity transmission segment comprises high-voltage electricity transmission networks in the northeastern US and transmission management operations for other utilities in the midwestern US.

        Our UK gas distribution segment comprises the majority of Great Britain's gas distribution system. Information on the planned sales of four regional gas distribution networks, comprising approximately half of this segment, is given on page 33.

        Our US electricity and gas distribution segment delivers electricity and gas in New York State and electricity in New England.

        Our US stranded cost recoveries segment represents the recovery of generation-related costs through a special rate charged to electricity customers. We incurred these costs prior to industry-wide restructuring that deregulated the generation business.

        Our Wireless infrastructure segment includes our activities in providing network infrastructure to the broadcast and telecommunications industries. It was established as a separate segment in 2004/05, when we acquired the UK operations of Crown Castle International Corp. and integrated it with our existing Gridcom business in the UK. We also operate in the US through Gridcom US.

        Other activities not included in the above segments include metering services, property and liquefied natural gas operations in the UK and our electricity interconnector businesses in the UK and Australia.

        As described in the Financial Review on page 48, these business segments are different from those presented in last year's Annual Report and Accounts, and comparative results for the years ended 31 March 2004 and 2003 have been restated accordingly.

Financial performance

        The summary consolidated results of the Group for the years ended 31 March 2005, 2004 and 2003 are discussed on page 23.

        The Operating Review beginning on page 25 focuses on the performance of individual business segments, including a consideration of the business environment within which each of our business segments operates and the operational and financial performance of each business segment. The Operating Review contains a discussion of changes in segmental financial results during the years under review.

        The Financial Review beginning on page 45 primarily focuses on the financial impact of matters that do not arise from operating performance or are better discussed in the wider Group context rather than on a segment by segment basis. Consequently, it comments on consolidated turnover, adjusted operating profit and operating profit, interest, taxation, exceptional items and cash flows.

        The Operating Review and the Financial Review should be read together to obtain a complete understanding of our results of operations and financial condition during the years presented in the financial statements.

Adjusted profit measures

        We use 'adjusted' profit measures in considering the performance of the Group's operating segments and businesses. References to 'adjusted operating profit', 'adjusted profit before taxation', 'adjusted earnings' and 'adjusted earnings per share' are stated before exceptional items and goodwill amortisation.

        The Directors believe that the use of these adjusted measures better indicates the underlying business performance of the Group than the unadjusted measures. Excluding exceptional items removes their distorting impact in order to provide a clearer comparison from year to year, and excluding goodwill amortisation enhances comparability with other UK companies as this is a standard reporting practice in the UK. These measures are the primary financial performance measures used by the Directors to evaluate our operations.

Other performance measures

        The Group uses a number of measures of operational and financial performance relating to its various businesses. The Group's core businesses are regulated utilities and therefore many of our targets are determined by the relevant regulators. Much of the Group's performance depends on meeting and exceeding those regulatory targets. Measures of operational performance include: Lost Time Injuries (LTIs); the management of controllable costs in relation to our UK and US regulated businesses; reliability of our energy delivery networks; and other service quality measures.

        The Directors believe that safety is paramount and, as a fundamental part of this, that all work-related injuries and illnesses are preventable. Consequently, we measure the level of LTIs as a key operational performance indicator for the Group. LTIs are injuries that arise from a person's employment and cause that person to be unable to attend the workplace and perform his or her duties for one or more shifts or working days. All our businesses are required to report on LTIs suffered by their respective employees and any contractors.

        The level of controllable costs is another critical performance measure in our core utility businesses. Our ability to make a profit depends largely on our ability to manage those of our costs that we can control. Controllable costs include employment costs (excluding pension fund deficits in the UK) and other costs incurred in operating and maintaining transmission and distribution systems. The manner in which we calculate controllable costs varies within the Group as a result of, among other things, different regulatory regimes and the historical treatment of costs by our regulators. However, the underlying principle is the same, and in the event that the definition of controllable costs is changed for any reason, comparatives are amended so that year on year changes are not distorted. Ofgem monitors our performance in a number of areas and our ability to reduce controllable costs is important to this process. We also use controllable costs in our US regulated operations as an additional performance measure.

        Certain costs, of course, cannot be controlled and hence are not included within the definition of controllable costs. Some are fixed or semi-fixed and generally cannot be altered by management. These costs include depreciation charges, replacement expenditure, goodwill amortisation and certain pension and pension deficit related costs. Those commodity and other costs incurred by Group businesses that are passed through to our customers in turnover or commodity costs that change as a result of movements in market prices over which we have no control are therefore also excluded from the definition of controllable costs.

        Operational reliability is a core measure of our success, and it is fundamental to our relationships with our regulators and the public. We monitor reliability using various methods, relevant to each particular energy delivery network. We also measure service quality in each of those businesses, with various methods relevant to each particular network, to assess the performance of our management and staff in serving our customers.

Summary results

        The following tables summarise the turnover, adjusted operating profit and operating profit of the Group by business segment. Comparative figures for the years ended 31 March 2004 and 2003 have been restated to reflect changes in accounting policies and changes in the presentation of segmental information as described in notes 1 and 2 to the accounts on page 91.

	Years ended 31 March
Turnover	2005	2004 (restated)	2003 (restated)
	£m	£m	£m
UK electricity and gas transmission	1,930	1,867	1,893
US electricity transmission	283	318	407
UK gas distribution	2,215	2,245	2,089
US electricity and gas distribution	3,114	3,494	3,306
US stranded cost recoveries	420	507	586
Wireless infrastructure	208	72	61
Other activities	844	834	861
Sales between businesses	(493)	(462)	(370)

Continuing operations	8,521	8,875	8,833
Discontinued operations	—	158	586
Sales between businesses	—	—	(19)

Group turnover	8,521	9,033	9,400

	Years ended 31 March
Adjusted operating profit	2005	2004 (restated)	2003 (restated)
	£m	£m	£m
UK electricity and gas transmission	809	759	809
US electricity transmission	123	133	128
UK gas distribution	570	716	547
US electricity and gas distribution	374	362	401
US stranded cost recoveries	121	134	170
Wireless infrastructure	46	6	(23)
Other activities	162	96	147

Continuing operations	2,205	2,206	2,179
Discontinued operations	—	—	(26)
Joint ventures	7	7	(5)

Total adjusted operating profit	2,212	2,213	2,148

        Exceptional items, which are not included in the adjusted operating profit and other adjusted measures, are defined as material items arising from the ordinary activities of the Group, requiring separate disclosure on the grounds of size or incidence for the accounts to give a true and fair view. Such exceptional items include, for example, material restructuring costs and impairments. Page 46 contains a discussion of the nature of these exceptional items for each year.

	Years ended 31 March
Operating profit	2005	2004 (restated)	2003 (restated)
	£m	£m	£m
UK electricity and gas transmission	807	745	763
US electricity transmission	102	105	103
UK gas distribution	390	627	436
US electricity and gas distribution	286	194	290
US stranded cost recoveries	121	136	172
Wireless infrastructure	10	(6)	(50)
Other activities	129	29	52

Continuing operations	1,845	1,830	1,766
Discontinued operations	—	—	(194)
Joint ventures	7	7	124

Total operating profit	1,852	1,837	1,696

Turnover and operating profit

        Movements from year to year in turnover do not necessarily have an impact on the financial condition of the Group as the amounts we charge to customers can vary depending on our costs. In particular, we can pass through certain elements of our costs to customers, and these therefore do not have a significant impact on adjusted operating profit and operating profit.

        In addition, there can be timing differences in our UK regulated businesses between when costs are incurred and when these can be recovered from customers. In these cases, turnover, operating costs, adjusted operating profit and operating profit will vary from year to year.

Cash flows from operating activities

        The Group generated positive operating cash flows before exceptional items of £3,103 million in 2004/05, compared with £3,058 million and £3,154 million in 2003/04 and 2002/03 respectively. After exceptional items, operating cash inflows were £2,909 million, £2,810 million and £2,826 million in 2004/05, 2003/04 and 2002/03 respectively.

        Cash flows from our operations are largely stable over a period of years, but they do depend on the timing of customer payments and exchange rate movements. The Group's electricity and gas transmission and distribution operations in the UK and US are subject to multi-year rate agreements with regulators. In the UK, this results in essentially stable cash flows in local currency terms. However, weather conditions can affect cash flows in those businesses, with abnormally mild or extreme weather driving volumes down or up respectively. In the US, the regulatory mechanisms for recovering costs from customers can result in very significant cash flow swings from year to year.

Exchange rates

        As shown in the summary results tables on page 23, adjusted operating profit and operating profit from our US businesses each accounted for some 28% of the totals for Group undertakings for 2004/05. The functional currency for our US operations is US dollars. As a consequence, their results are translated into sterling for Group reporting purposes at the average rate of exchange for the year. Consequently, to the extent that the US dollar to sterling exchange rate moves from year to year, the sterling value of US dollar denominated results will also vary even if the underlying US dollar values remain the same.

        The financial impact of the movement in average US dollar to sterling exchange rates between years is discussed on page 47 in the Financial Review. Although during the periods under review there was a significant impact on operating profit and adjusted operating profit as a result of the movement in this exchange rate, this was substantially offset by the impact of the translation of US dollar denominated interest and taxation. As a consequence, in comparing the adjusted earnings and earnings of 2004/05 with 2003/04 and of 2003/04 with 2002/03, the impact of currency translation was less significant as a result of these offsetting movements not included in adjusted operating profit or operating profit.

Acquisitions, disposals and mergers

        As described above under 'History and development of the business', we have agreed the sales of four of our regional gas distribution networks, comprising approximately half of the UK gas distribution segment. Cash proceeds from these planned sales are expected to be £5.8 billion. Further details on the planned sales are included in the Operating Review on page 33.

        In 2004/05, we acquired the UK operations of Crown Castle International Corp. This acquisition has been accounted for in accordance with acquisition accounting principles (purchase accounting) under UK GAAP. The business was acquired for cash consideration of £1,138 million and gave rise to goodwill amounting to £622 million under UK GAAP. Under US GAAP, goodwill was £510 million, with £220 million ascribed to the value of other intangible fixed assets that are not recognised under UK GAAP.

        There were no significant acquisitions, disposals or mergers during 2003/04.

        During 2002/03, National Grid Group plc merged with Lattice Group plc and the resulting entity was renamed National Grid Transco plc. In accordance with UK GAAP, this was accounted for using merger accounting principles such that the results of the Group under UK GAAP have been presented as if the combined Group had been in existence for all of the financial years presented. The results for all years are presented on the basis of uniform accounting policies.

        Under US GAAP, the business combination of National Grid Group plc with Lattice Group plc was accounted for as an acquisition. Under US GAAP, the purchase consideration for Lattice Group plc was £6,598 million, primarily satisfied by the issuance of shares, which gave rise to goodwill amounting to £3,824 million. The US GAAP accounting of this business combination is described in more detail in the Financial Review on pages 57 and 58.

Operating and Financial Review

Operating Review

Transmission

        Our Transmission business comprises two segments: 'UK electricity and gas transmission' for our UK assets and 'US electricity transmission' for our US assets. Details of each of these segments, including background information on their assets and operations, the regulatory environments in which they operate, their operating and financial performance, and investment in the networks, are set out on this page to page 31.

        The results for the Transmission business for the years ended 31 March 2005, 2004 and 2003 were as follows.

	Years ended 31 March
Transmission	2005 UK electricity and gas	2005 US electricity	2005 Total	2004 Total (restated)	2003 Total (restated)
	£m	£m	£m	£m	£m
Turnover	1,930	283	2,213	2,185	2,300
Operating costs excluding exceptional items and goodwill amortisation	(1,121)	(160)	(1,281)	(1,293)	(1,363)

Adjusted operating profit	809	123	932	892	937
Exceptional items	(2)	(3)	(5)	(23)	(50)
Goodwill amortisation	—	(18)	(18)	(19)	(21)

Operating profit	807	102	909	850	866

UK electricity and gas transmission

  Background information

        Our UK electricity and gas transmission business comprises the ownership and operation of the high-voltage electricity transmission system in England and Wales and of the gas National Transmission System (NTS) in Great Britain. Since 1 April 2005 we have also been responsible for operating the high-voltage electricity transmission system in Scotland.

        We own electricity assets which comprise approximately 4,500 miles of overhead line, about 410 miles of underground cable and 341 substations at 243 sites. Day-to-day operation of the electricity transmission system involves the continuous real-time matching of generation output with demand, ensuring the stability and security of the power system and the maintenance of satisfactory voltage and frequency.

        The NTS comprises approximately 4,300 miles of high pressure pipe and 25 compressor stations, connecting to eight distribution networks and to third party independent systems for onward transportation of gas to end consumers. Day-to-day operation of the NTS includes balancing supply with demand, maintaining satisfactory system pressures and ensuring gas quality standards are met.

        Our UK electricity and gas transmission business has four separately regulated activities:

  •
  electricity transmission owner;

  •
  gas transmission owner;

  •
  electricity system operator; and

  •
  gas system operator.

        As electricity transmission owner and gas transmission owner, we own and maintain the physical assets, develop the networks to accommodate new connections and disconnections, and manage a programme of asset replacement and investment to ensure the long-term reliability of the systems.

        As electricity system operator and gas system operator, we undertake a range of activities necessary for the successful delivery in real time of secure, reliable and efficient energy and, in the case of electricity, the continuous real-time balancing of supply and demand. The electricity and gas system operator parts of the business are subject to regulatory incentive schemes.

  Regulation

        Through our subsidiary, National Grid Company plc, we own and operate the electricity transmission assets and are the sole holder of an electricity transmission licence for England and Wales. We have a duty under the Electricity Act 1989 to develop and maintain an efficient, coordinated and economical system of electricity transmission and to facilitate competition in the supply and generation of electricity.

        Under the terms of the transmission licence, we are responsible for setting charges and maintaining the charging statements, which describe the charges and methodologies used to calculate them. We receive income through charges to generators, distributors, suppliers and directly-connected customers for use of and connection to the transmission system. Transmission Network Use of System charges are levied in respect of the provision of transmission assets and infrastructure (the electricity transmission owner activity) and Balancing Services Use of System charges are levied for operating the system (the electricity system operator activity).

        Revenue from charges for using the transmission network and charges for connections made before March 1990 is controlled by a revenue restriction condition set out in the transmission licence. This revenue restriction is known as a price control. The current price control period commenced on 1 April 2001 and was intended to continue until 31 March 2006. However, in order to align electricity and gas transmission price controls, we are currently undergoing a mini review, which will effectively extend the period to 31 March 2007. It is anticipated that this review will address the issue of the increased levels of capital investment that have already been committed in the current price control. We expect these negotiations to conclude by the end of calendar year 2005. We are also preparing for discussions with Ofgem regarding the next five-year price control commencing on 1 April 2007.

        Through our subsidiary Transco plc, we own the gas transmission assets, and our operations are undertaken under the terms of the NTS gas transporter licence. We are subject to separate revenue restrictions, known as price controls, in respect of gas transmission owner and gas system operator activities which will both last until 31 March 2007.

        With effect from 1 May 2005, our UK gas transmission business and UK Gas Distribution business (and each of the networks which we plan to sell) each hold a gas transporter licence. These licences are derived from the original integrated transmission and distribution licence but have been substantially amended in order to distinguish between the separate activities of transmission and distribution gas transportation, and to facilitate the post sales environment with multiple gas distribution transporters.

        Under the terms of the NTS gas transporter licence, we receive income through charges to shippers for entry and exit capacity (gas transmission owner activity) and commodity charges (gas system operator activity). The system entry capacity charges are set via auctions. The exit capacity charges and the entry capacity auction proceeds together recover the allowed revenue under the transmission owner price control in respect of the provision of the transmission assets.

Electricity transmission owner

        The electricity transmission owner price control takes into account Ofgem's estimates of operating expenditure, capital expenditure, replacement expenditure and allowed rate of return (which is currently set at a real pre-tax rate of 6.25%) on our regulatory asset value. Our regulatory asset value is currently estimated at around £5.2 billion at 31 March 2005.

        The electricity transmission owner is permitted to set charges for connections to the transmission system made since March 1990 to recover the costs directly or indirectly incurred in providing connections, together with a reasonable rate of return.

        An amended connection charging methodology for our electricity transmission owner activity, known as 'Plugs', was introduced from 1 April 2004. The changes for Plugs modified the charging boundary between connection assets that were attributable to specific users and the main interconnected transmission network shared by all users. This required us to make repayments to connected parties associated with relevant assets that had been subject to capital contributions or other accelerated payment terms. In total, these repayments were approximately £71 million, of which £61 million has been refunded in 2004/05. The majority of these repayments have been treated as capital expenditure for regulatory purposes.

Gas transmission owner

        The gas transmission owner price control takes into account Ofgem's estimates of operating expenditure, capital expenditure, replacement expenditure and allowed rate of return (which is currently set at a real pre-tax rate of 6.25%) on our regulatory asset value. Our regulatory asset value is currently estimated at around £2.5 billion at 31 March 2005.

Electricity system operator

        As electricity system operator, we are responsible for the operation of the high-voltage electricity transmission system across England and Wales. With the implementation of the British Electricity Trading and Transmission Arrangements (BETTA), we also took over responsibility for the operation of the transmission system in Scotland on 1 April 2005. Our activities as electricity system operator include the procurement and use of balancing services to match supply and demand continuously. Balancing services include commercial agreements with market participants. These enable the electricity system operator to vary their electricity demand or generation output. Revenue from charges for the provision of balancing services is regulated under an incentive scheme, where benefits of cost savings in system operation compared to a target are shared with customers.

        The UK Government's Energy Bill was granted Royal Assent on 22 July 2004. The Act includes the legislative framework for BETTA. The framework provides the transitional and enduring licence obligations required in order to implement BETTA. National Grid Company was formally announced as the Great Britain (GB) System Operator under BETTA on 1 September 2004.

        As a result of licence modifications associated with BETTA, we are responsible for operating the GB transmission system, setting charges and maintaining the charging statements for all transmission users in Great Britain. In this role, we recover payments from all GB transmission users and make payments to the Scottish transmission operators in accordance with arrangements set out in the System Operator Transmission Operator Code. Scottish Power is currently seeking judicial review of the Gas and Electricity Markets Authority's decision to approve the GB electricity Transmission Network Use of System charging methodology developed and proposed by National Grid Transco. In addition, under the regulatory arrangements for BETTA the Scottish interconnector (previously outside of the regulated business) now forms part of the regulated businesses of Scottish Power and ourselves.

        As GB System Operator, we are also responsible for managing the operations of both the Scottish and the England and Wales networks, and also operating the GB energy balancing mechanism. For 2005/06, the electricity System Operator incentive scheme has been set a target of £377.5 million, with sharing factors for the System Operator external costs of 40% upside and 20% downside, in relation to the operation of the GB transmission system. This compares to a target of £415 million with sharing factors of 40% for upside and downside for 2004/05, which was only in relation to the operation of the England and Wales transmission system. The reduction in target of £37.5 million comparing 2004/05 with 2005/06 is due to the change in treatment of transmission losses, such that the gross value of losses is removed from the target. This is partly offset by the increase in scope of the incentive scheme, from operation of the England and Wales transmission system to the GB transmission system, following BETTA implementation. For comparison with the 2004/05 target, an equivalent target for 2005/06, including the gross value of losses, would be around £500 million.

        BETTA has required significant information systems expenditure development during the past year. In particular, this has included a substantial increase in database capacity and the number of displays on our integrated energy management system.

        We have recruited approximately 60 staff to support the BETTA activities, in both the commercial area and the control room environment, plus the functions that support it.

        In 2004, the energy management system used for electricity system operations was replaced with a new integrated energy management system. The new system not only has the capability to handle the increasing complexity of the England and Wales systems, but also the 30% increase in network size, which was needed to incorporate the Scottish networks, which we now operate. Furthermore, this system is designed to be upgraded on an ongoing basis and we believe it will be adequate for future growth of the electricity network.

Gas system operator

        The gas system operator price control includes incentive arrangements such that if performance exceeds the targets set in the price control, we retain a share of the benefits, and vice versa. The incentives cover the costs of investment for additional capacity, managing capacity constraints, the costs of purchasing shrinkage gas (gas that is either used in operating the system or lost from the system during transportation) and other gas system operator costs.

        Our gas transporter licence also may, in certain circumstances, allow the recovery of significant and unforeseen increases in efficiently incurred costs.

        Further detailed arrangements for the industry are provided through the Network Code, which defines the obligations, responsibilities and roles of the industry participants.

        During 2004, the Health and Safety Executive (HSE) and Ofgem accepted our proposal to remove the 'Top-up' arrangements from the Transco Safety Case (a document setting out our arrangements for the safe flow of gas, investigations of gas escapes, fires and explosions, and gas quality, which must be accepted by the HSE in order to transport gas) and the Network Code. Previously under the Network Code, our UK gas transmission business undertook the role of managing Top-up. This required the setting, monitoring and preservation of storage levels to protect gas stocks under prolonged and severe winter conditions. This could entail the purchase of gas from the open market to maintain the prescribed levels of gas storage stocks. In turn, this could have led to the business and the wider industry incurring significant costs if there was a shortage of gas available to the market.

        Under the revised arrangements, Top-up storage monitors have been replaced by a set of 'safety monitors'. These ensure that sufficient gas is kept in the various storage facilities throughout the winter to underpin the safe operation of the network. A potential breach of a safety monitor could lead to Transco declaring a network gas supply emergency and using the established emergency procedures to avoid the breach occurring. The new framework more clearly distinguishes between our role in ensuring safety, and the market's role in delivering a secure supply.

        On 20 January 2005, the Gas and Electricity Markets Authority granted its conditional consent to our application to dispose of four of our eight distribution networks. In conjunction with this, we have undertaken to use our best endeavours to implement enduring exit arrangements for the NTS by 1 September 2005, including the design of incentive schemes to support the exit arrangements.

        The incentive schemes are being designed to ensure, among other things, that the NTS is incentivised, through an efficient balance of risk and reward, to release for sale the maximum capability of the network in response to demand.

        Final proposals on the incentive schemes are anticipated to be published by Ofgem in summer 2005.

        In November 2004, we also opened the new Gas National Control Centre. The centre represents an investment of £3.3 million and is equipped with the latest technology to cope with the increasing network and commercial complexity.

  Safety

        Safety performance in UK electricity and gas transmission has been encouraging. During 2004/05, there was a 20% reduction in LTIs from 10 in 2003/04 to eight in 2004/05, and we went 142 consecutive days without an LTI.

  Operating performance

        The winter of 2004/05 saw demand from the electricity transmission network in England and Wales hit a peak of 53.29 GW. This slightly exceeded the previous year's peak of 52.97 GW.

        During 2004/05, excluding anomalous losses (defined as three or fewer customers), loss of supply totalled 55.3 MWh in 2004/05 spread across six incidents. This has only been bettered once in the last decade and represents successful delivery of 99.99998% of energy demanded during the year.

        Since 1 January 2005, National Grid Company has operated under a new Transmission Network Reliability Incentive scheme. Scheme parameters have been set until 31 March 2007 and the incentive takes the form of a sliding scale. This scheme allows us to receive payments if we maintain or improve reliability of the England and Wales transmission system by delivering above average reliability of the network. The incentive target set is equivalent to a level of reliability of better than 99.9999%.

        For the initial period from 1 January 2005 to 31 March 2006, there is the potential to earn additional revenue for performance better than the lower target level of loss of supply of 310 MWh, up to a maximum of 1.25% of revenue. For loss of supply in excess of 342 MWh, we can potentially lose revenue, up to a maximum of 1.875% of revenue, capped at a level of loss of 816 MWh. For each incentive year, the revenue impact takes place in the following year, so that any change in revenue due to incentive performance for the initial 15 month period will be accounted for in our allowed revenue in 2006/07.

        System performance is partly monitored through system availability, including winter peak and average annual availability. Availability is reduced whenever a circuit is taken out of operation, either for planned purposes eg construction work, or as a result of a fault. Planned work is required to provide new user connections as well as the maintenance necessary to retain a high level of system reliability to ensure that licence standards are met. Over the course of 2004/05, we have maintained our average annual availability of the electricity network at 95.2% compared with 95.2% in 2003/04 and 95.8% in 2002/03, and our five-year average was 95.5% in 2004/05. System availability at winter peak demand was 97.6% in 2004/05 compared with 98.0% in 2003/04 and 98.8% in 2002/03, and our five-year average was 98.3% in 2004/05. The 0.4% reduction in system availability at winter peak comparing 2004/05 with 2003/04 reflected the increased system outage commitment due to construction, connection and maintenance work.

        2004/05 saw a maximum demand for gas of 418 mcm on 28 February 2005. This was a decrease from the previous year's peak of 444 mcm and was partly due to a mild winter with a cold spell at the end of February and in early March.

        The ability of the gas transmission system to transport the available gas is dependent on the performance of our compressor fleet. The compressors are used to maintain the pressure at key points on the gas transmission system. The performance of the compressor fleet is measured by the average time elapsed between breakdowns for the fleet; a longer time indicates better performance. Over 2004/05, the performance improved with the average time between compressor failures at 24% above our five-year average, compared with 11% above the five-year average in the mean time between failures in 2003/04.

  Financial performance

        The results of the UK electricity and gas transmission segment for the years ended 31 March 2005, 2004 and 2003 were as follows.

	Years ended 31 March
UK electricity and gas transmission	2005	2004 (restated)	2003 (restated)
	£m	£m	£m
Turnover	1,930	1,867	1,893
Operating costs excluding exceptional items	(1,121)	(1,108)	(1,084)

Adjusted operating profit	809	759	809
Exceptional items	(2)	(14)	(46)

Operating profit	807	745	763

        The £63 million increase in UK electricity and gas transmission turnover comparing 2004/05 with 2003/04 was due to higher Transmission Network Use of System charges arising from the introduction of the revised connection charging methodology under Plugs from 1 April 2004 of £32 million. The increase was also due to timing and inflationary impacts on electricity transmission revenue collection of £29 million.

        The £26 million reduction in turnover comparing 2003/04 with 2002/03 was mainly due to the receipt of a £20 million one-off connection-related fee in 2002/03.

        The £13 million increase in UK electricity and gas transmission operating costs, excluding exceptional items, comparing 2004/05 with 2003/04 reflected higher incentivised costs associated with the Balancing Services Incentive Scheme of £24 million and an £11 million pension deficit charge associated with the recent actuarial valuation of the electricity and gas pension schemes. This was partly offset by a £22 million charge incurred in 2003/04 as a result of the introduction of Plugs.

        The £24 million increase in operating costs, excluding exceptional items, comparing 2003/04 with 2002/03 reflected the Plugs related charge of £22 million as referred to above.

        Under Plugs, we have made refunds to connected parties associated with assets that were subject to capital contributions or other accelerated payment terms. The electricity transmission owner business recovers these refunds from customers under the transmission licence through Transmission Network Use of System income. The majority of the refunds have been made in 2004/05, but the recovery of the income associated with these refunds is over a more extended time period.

        The UK electricity and gas transmission owner activity controllable costs shared a 1% reduction in real terms in 2004/05 from 2003/04 with a cumulative 5% reduction since 2002/03.

        The £50 million increase in UK electricity and gas transmission adjusted operating profit comparing 2004/05 with 2003/04 reflected the movements in turnover and operating costs as described above.

        The £50 million decrease in adjusted operating profit comparing 2003/04 with 2002/03 was mainly as a result of the Plugs one-off charge and lower connection-related fee income (see earlier discussions under operating costs) and higher depreciation reflecting extensive investment in the UK gas and electricity transmission systems. This decrease was partly offset by lower shrinkage costs, a reduction in controllable costs and other movements mainly due to timing.

        Exceptional items, which explain the difference between adjusted operating profit and operating profit, relate to merger related restructuring costs.

  Investment in the networks

        Capital investment in the replacement, reinforcement and extension of the UK electricity and gas transmission systems in 2004/05 was £522 million, compared with £584 million in 2003/04 and £567 million in 2002/03.

        In 2004/05, 41% of electricity transmission capital expenditure was related to asset replacement, reflecting the increasing need to replace transmission network assets, many of which were commissioned in the 1960s.

        The decrease in overall capital investment comparing 2004/05 with 2003/04 was largely due to completion of major projects on the gas and electricity networks, despite an underlying increase in electricity asset replacement investment in 2004/05.

        Investment in electricity and gas transmission systems is, by its nature, variable and is largely driven by changing sources of supply and asset replacement requirements. The gas transporter and electricity transmission licences oblige us to provide connections and capacity upon request for users wishing to use the networks.

        The UK is entering a period of changing supply patterns for both gas and electricity. The sources of gas and electricity are shifting, with the decline in UK continental shelf gas reserves and the Government's emphasis on combating climate change and encouragement of renewable generation. We also continue to see a trend toward greater use of gas in power generation with the UK moving toward a low carbon economy.

        We continue to work with the UK Government and Ofgem to make possible the necessary investments in the electricity transmission network to support the development of renewable energy projects. The final Transmission Investment for Renewable Generation proposals from Ofgem recognised the need to invest in networks to accommodate renewables. Funding costs for £108 million of investment will be allocated to our electricity transmission owner activity allowable revenue for the upgrade of the Anglo-Scottish interconnector (conditional on the satisfactory outcome of key planning consent issues in Scotland). The proposals also include increased rates of return of 8.8% real pre-tax for the approved baseline projects, the funding to be recovered through our Transmission Network Use of System charges. At this time, access has been sought by 10.5 GW of wind generation (3.3 GW in England and Wales and 7.2 GW in Scotland), and as the GB System Operator we have processed 65 applications. In addition to these, there is interest from another 3.4 GW (72 sites).

        Due to the decline in gas production from the UK continental shelf (UKCS), our latest forecast is that the UK will import in the region of 50% of its gas requirements by the end of the decade. We have therefore seen increasing activity in providing the necessary import capability. This involves gas interconnectors and liquefied natural gas (LNG) importation facilities, such as the Norwegian interconnector, the LNG facility at Milford Haven and the LNG facility we are developing on the Isle of Grain, which will come on stream this year. It is anticipated that additional Norwegian gas supplies will be delivered at Easington terminal, and so will require further gas transportation construction from Pannal to Nether Kellett for 2007/08. The Milford Haven importation facility is also due to be connected for the 2007/08 gas supply year and will require the reinforcement of the existing gas transportation network with approximately 168 miles of new pipeline in South Wales and Gloucestershire to cater for the increase in flow. The projects to meet the changing supply sources will result in a total of over £750 million in capital expenditure on the gas transmission system over the next five years.

        The bulk of the current electricity transmission network was installed during the 1960s and 1970s, with main plant asset lives typically of between 40 to 50 years. Over the next few years, we anticipate substantially increasing investment on replacing parts of our UK electricity network as these assets will be due for renewal. In addition, parts of the gas transmission network are reaching the end of their lives. These are mainly compressor stations, control systems and valves (ie above ground assets and not the high pressure pipes). This, together with work required to meet changing supply sources, means that the UK electricity and gas transmission business will be embarking on a significant increase in investment and network renewal.

        In order to meet the increasing programme of work, we will be recruiting approximately 100 staff, project and site engineers over the next two to three years to ensure we can deliver the increased work programme. We will also be exploring ways to work more efficiently and collaboratively with major suppliers and contractors to manage the increase in workload effectively.

US electricity transmission

  Background information

        In the US, we own and operate an electricity transmission network of approximately 14,000 miles. Our US electricity transmission business operates facilities at voltages ranging from 69 kV to 345 kV, utilising nearly 9,000 miles of overhead lines and 541 substations. We are the largest electricity transmission service provider in the northeastern US by reference to the length of these high-voltage transmission lines. In addition, we own and operate a 139 mile direct current transmission line rated at 450 kV that is a key section of an interconnector between New England and Canada.

        We provide electricity transmission in New York state through Niagara Mohawk Power Corporation and in New England principally through New England Power Company.

        In addition, in the midwestern US, our GridAmerica business manages a range of electricity transmission operations on behalf of its participant utilities. These include operational planning, outage management and scheduling of transmission service. It was the first multi-system independent transmission company and was formed under agreements with Ameren, FirstEnergy, Northern Indiana Public Service Company (NIPSCO) and the Midwest Independent System Operator (MISO).

        During April 2005, Ameren notified our US electricity transmission business and its fellow GridAmerica participants that it will withdraw from GridAmerica, effective 1 November 2005. Together with FirstEnergy and NIPSCO, we evaluated GridAmerica's viability given the current industry environment, their respective long-term corporate strategies and Ameren's departure, and ultimately agreed to cease operations also effective 1 November 2005. The Group will be looking to reapply the skills and knowledge brought to its participation in GridAmerica as it seeks to develop interests in North America.

  Regulation

        New England Power Company collects electricity transmission revenues from its distribution company affiliates under regional and local tariffs approved by the Federal Energy Regulatory Commission (FERC) which allow it to recover the costs of providing transmission services, with a return on capital. Niagara Mohawk Power Corporation collects the transmission business revenues under FERC and state tariffs, with state provisions similar to the distribution regulation discussed on pages 34 and 35.

        GridAmerica receives revenues from the MISO under a rate schedule approved by the FERC, along with management fees paid by the three participant utilities. This will continue until November 2005, when GridAmerica operations will cease.

        The US electricity transmission business in the Northeast currently operates within two independent system operators (ISOs), ISO New England and New York ISO, which administer the markets and provide oversight of transmission in their respective regions.

        New England Power Company operates co-operatively with other New England transmission owners within ISO New England. The transmission owners are responsible for certain aspects of operation, such as field operations and switching operations, and the ISO has responsibility for overall system operation and coordinating the regional transmission for the whole of New England. It is also responsible for operating reliable and efficient wholesale electricity markets. On 1 February 2005, ISO New England became the regional transmission organisation (RTO) for New England. Becoming an RTO gives ISO New England more independence from market participants and a stronger right to require transmission investments by the transmission owners under a regional system expansion planning process.

        By becoming a member of the New England RTO, New England Power Company can seek a higher allowed return for our New England assets, in accordance with the FERC's proposed transmission pricing policy. This application for an increased return is under review by the FERC.

  Safety

        US electricity transmission recorded no employee LTIs during 2004/05, extending the time since the last LTI to 23 months.

  Operating performance

        Over the course of 2004/05, our estimated average annual network availability was 98.55%. Overall average network availability was similar in New England and New York, for both summer and winter.

        Last year saw an increase in the number of disturbances experienced on our US electricity transmission networks, much of which we attribute to lightning activity which was 85% above the 10-year average and almost five times the prior year's level. We are actively analysing the impact from lightning and have undertaken a project to consider a range of lightning mitigation measures.

  Financial performance

        The results of the US electricity transmission segment for the years ended 31 March 2005, 2004 and 2003 were as follows.

	Years ended 31 March
US electricity transmission	2005	2004 (restated) constant currency basis	2003 (restated) constant currency basis	2004 (restated)	2003 (restated)
	£m	£m	£m	£m	£m
Turnover	283	285	346	318	407
Operating costs excluding exceptional items and goodwill amortisation	(160)	(166)	(237)	(185)	(279)

Adjusted operating profit	123	119	109	133	128
Exceptional items	(3)	(8)	(3)	(9)	(4)
Goodwill amortisation	(18)	(17)	(18)	(19)	(21)

Operating profit	102	94	88	105	103

        The average exchange rates used to translate the results of US operations during 2004/05, 2003/04 and 2002/03 were $1.87:£1, $1.68:£1 and $1.59:£1 respectively. In order to illustrate underlying performance, the impact of exchange rate movements has been separated from other changes by also presenting the operating results for 2003/04 and 2002/03 on a constant currency basis, using the average exchange rate for 2004/05 of $1.87:£1. The 2003/04 and 2002/03 results are discussed below as if the 2004/05 exchange rate had applied.

        The £2 million reduction in US electricity transmission turnover comparing 2004/05 with 2003/04 was mainly the result of a decrease in New England Power Company's operating costs which flow through to revenue.

        The £61 million reduction in turnover comparing 2003/04 with 2002/03 was primarily related to the transfer of £76 million of New England Power Pool billings and costs from transmission to distribution segments. This decrease in turnover was partially offset by increased revenues from higher operating costs in New England Power Company which flowed through to revenue.

        The £6 million reduction in US electricity transmission operating costs, excluding exceptional items and goodwill amortisation, comparing 2004/05 with 2003/04 was primarily related to reduced payroll and lower pension and other post-retirement benefit costs.

        The £71 million reduction in operating costs, excluding exceptional items and goodwill amortisation, comparing 2003/04 with 2002/03 was primarily related to a transfer of costs associated with New England Power Pool billings as discussed above. This was partially offset by the increase in New England Power Company operating costs which flow through to revenue.

        The £4 million increase in US electricity transmission adjusted operating profit comparing 2004/05 with 2003/04 was mainly due to lower operating costs in New York as a result of lower payroll and pension costs and increased returns for New England Power Company.

        The £10 million increase in adjusted operating profit comparing 2003/04 with 2002/03 was primarily due to the pass-through allowance for certain exceptional reorganisation costs and the first six months profits from GridAmerica of £2 million.

        Exceptional items and goodwill amortisation explain the difference between adjusted operating profit and operating profit. For 2004/05, exceptional items were principally attributable to restructuring costs. In 2003/04, exceptional items included £5 million in connection with voluntary early retirement offers.

  Investment in the networks

        Capital investment in the replacement, reinforcement and extension of the US electricity transmission networks in 2004/05 was £74 million, compared with £53 million in 2003/04 and £49 million in 2002/03. These amounts are given using the respective average exchange rates for 2004/05, 2003/04 and 2002/03.

        The increase in capital expenditure comparing 2004/05 with 2003/04 reflected additional planned asset replacement investments in both New England and New York to ensure the ongoing safety, environmental and reliability performance of the system.

        We expect a significant increase in investment in New England to deliver our regional system expansion planning process projects. There will also be an increase in investment in New York in order to address asset replacement requirements and increase safety and reliability of the system.

UK Gas Distribution

  Background information

        Our UK Gas Distribution business currently comprises almost all of Great Britain's gas distribution system. The gas distribution system consists of approximately 170,000 miles of distribution pipelines. Gas is transported on behalf of approximately 70 active gas shippers from the NTS through the eight regional distribution networks to around 21 million consumers.

        Following the planned sales of four of our regional gas distribution networks (Scotland, Wales and West, North of England and South of England), which are expected to be completed on 1 June 2005, our retained gas distribution system will consist of approximately 82,000 miles of distribution pipeline.

        We are and will continue to be responsible for the safety, development, maintenance and daily operation of our UK Gas Distribution system.

        Following completion of the network sales the national emergency number (0800 111 999) will remain the same, which we will continue to manage on behalf of all gas transporters.

  Regulation

        We are regulated through our subsidiary Transco plc, which owns and operates our UK Gas Distribution business under the terms of our gas transporter licence.

        The price control that applies to the UK Gas Distribution business takes into account Ofgem's estimates of operating expenditure, capital expenditure, replacement expenditure and allowed rate of return (which is currently set at a real pre-tax rate of 6.25% on our regulatory asset value). As at 31 March 2005, our regulatory asset value is estimated as approximately £11 billion.

        On 1 April 2002, the activities of the UK Gas Distribution business became subject to a separate five-year price control formula ('distribution price control formula'), as distinct from the gas transmission price control. With effect from 1 April 2004, this single price control formula was disaggregated into eight separate price control formulae ('networks price control formulae') to cover the activities of the eight regional gas distribution networks.

        The networks price control formulae take the same form as the distribution price control formula, with a maximum allowed revenue assigned to each network. Each formula retains a 65% fixed, 35% variable revenue associated with transportation volume changes, a mains replacement incentive mechanism and the pass-through of prescribed rates and gas transporter licence fees.

        Each network was allocated a regulatory asset value associated with its distribution assets using an estimate of the UK Gas Distribution business's regulatory asset value as at 1 April 2002. The allocation was aimed to minimise unnecessary regional differentials in transportation charges. The networks price control formulae also incorporates the same allowed return assumptions at a real pre-tax rate of 6.25%.

        Each network is subject to its own mains replacement incentive mechanism and retains 33% of any outperformance against Ofgem's annual cost targets as additional return or, alternatively, bears 50% of any overspend if it underperforms. In 2004/05, it is estimated that we earned a small additional return from the operation of the incentive mechanism for mains replacement, which is lower than the previous year. The lower return is primarily due to a reduction in Ofgem allowances compared with the previous year, together with inflationary pressures acting in our labour and contract costs.

        Ofgem has indicated that it will extend the existing five-year gas distribution price control for a further year, with a mini price control review taking place to set revenue for 2007/08, followed by a full price control review for the next five-year price control period starting 1 April 2008.

        New incentive schemes are being designed which will apply to both the sold networks and our retained networks following completion of the network sales.

        With effect from 1 May 2005, our UK Gas Distribution business (and each of the networks which we plan to sell) and UK gas transmission business each hold a gas transporter licence. These licences are derived from the original integrated transmission and distribution licence, but have been substantially amended in order to distinguish between the separate activities of transmission and distribution gas transportation, and to facilitate the post sales environment with multiple gas distribution transporters.

  Safety

        UK Gas Distribution has continued to make progress towards our Group goal of zero injuries and work-related ill-health. Over the last year, we have achieved an 18% reduction in LTIs to our employees, from 119 in 2003/04 to 97 in 2004/05.

        We continue to make progress in our management of occupational illness with a comprehensive health surveillance programme for our industrial employees monitoring issues such as Hand Arm Vibration Syndrome.

  Operating performance

        Gas demand was 697 TWh in 2004/05, compared with 706 TWh in 2003/04 and 708 TWh in 2002/03. The decrease was due to the very mild weather experienced. If the weather had corresponded to seasonal normal temperatures, it is estimated that gas demand would have been 729 TWh in 2004/05, compared with 732 TWh in 2003/04 and 730 TWh in 2002/03.

        While there has been underlying growth of 0.4% in demand from small users (2003/04: 1.9% demand growth), 2004/05 saw a 2.6% reduction in underlying demand from business and other large users (2003/04: 3.5% reduction), which can be attributed to higher gas prices.

        We again exceeded our safety-related standards of service targets with more than 98% of 'uncontrolled' gas escapes (where the gas leak cannot be controlled by turning the gas supply off at the meter) attended within one hour, and more than 99% of 'controlled' gas escapes (where the gas leak can be controlled at the meter) attended within two hours.

        Over the year, we have seen a significant improvement in performance against all of our connections-related standards of service, meeting all but two of our performance targets. Low levels of performance in the early part of the year against these two standards adversely affected our overall performance for the year. Ofgem is currently investigating our performance in relation to standards of service associated with connections activities for 2003/04.

        We have been working with Ofgem and the wider industry to develop new connections-related standards of service which came into effect on 1 May 2005. These standards better reflect the current connections market and provide more comprehensive protection to consumers requiring a gas connection service.

        Furthermore, it has become increasingly apparent that the prospects for competition in the domestic connections market are limited. Therefore, we have decided to deliver this element of the service from within our UK Gas Distribution business to improve service to domestic customers further.

  Financial performance

        The results of the UK Gas Distribution segment for the years ended 31 March 2005, 2004 and 2003 were as follows.

	Years ended 31 March
UK Gas Distribution	2005	2004 (restated)	2003 (restated)
	£m	£m	£m
Turnover	2,215	2,245	2,089
Operating costs excluding exceptional items	(1,645)	(1,529)	(1,542)

Adjusted operating profit	570	716	547
Exceptional items	(180)	(89)	(111)

Operating profit	390	627	436

        The £30 million reduction in UK Gas Distribution turnover comparing 2004/05 with 2003/04 was primarily due to a £53 million reduction in revenue recovered under the distribution price control formula. This arose from a 3.5% price cut implemented in April 2004, which reduced income by £43 million, and a £14 million reduction because of the relatively mild weather, partially offset by a £4 million increase from growth in underlying volumes. This net reduction in income was partially offset by a £17 million increase in work undertaken by Transco plc's workforce on behalf of the Group's regulated and non-regulated Metering businesses.

        The £156 million increase in turnover comparing 2003/04 with 2002/03 was primarily due to an increase in revenue recovered under the distribution price control formula of £84 million, mainly because of a 5% price increase implemented in October 2003 which added £79 million, combined with an increase in underlying volumes which added £21 million, but offset by an £11 million reduction because of relatively mild weather. In addition, there was an increase of £72 million in other income primarily because of increased work for the Group's other businesses.

        The £116 million increase in UK Gas Distribution operating costs, excluding exceptional items, comparing 2004/05 with 2003/04 was principally because of a planned £86 million increase in expenditure associated with the iron mains replacement programme. The other main factors behind the increase were higher controllable costs (£18 million, discussed below) and increased work for the Group's other businesses (£29 million), partly offset by a lower charge for UK Gas Distribution's share of the Lattice pension deficit (£17 million).

        The £13 million reduction in operating costs, excluding exceptional items, comparing 2003/04 with 2002/03 was as a result of a £97 million reduction in controllable costs (discussed below) offset inter alia by higher costs associated with the increased work for the Group's other businesses (£65 million) and a first-time charge in respect of the Lattice pension deficit (£23 million).

        Further cost efficiencies have been achieved against the backdrop of substantial organisational change and the significant volume of work required to design and implement a new industry structure as a result of the planned network sales. Controllable costs, which exclude increases in ongoing pension costs and gas commodity prices, decreased by 3% in real terms during the year and have now decreased by 23% in real terms since March 2002.

        The £97 million reduction in controllable operating costs comparing 2003/04 with 2002/03 was the result of restructuring plans announced in September 2002, together with the effects of investment in technology and the centralisation of activities, and aided by synergies achieved since the merger of National Grid Group plc and Lattice Group plc.

        The £86 million increase in replacement expenditure comparing 2004/05 with 2003/04 was in line with the planned increase in the iron mains replacement programme agreed with the Health and Safety Executive (HSE).

        The £17 million reduction in replacement expenditure comparing 2003/04 with 2002/03 was associated with the completion of the medium pressure ductile iron replacement programme in 2002/03 and the commencement of the iron mains replacement programme, with 2003/04 representing the lowest year of expenditure planned until 2007.

        The £146 million reduction in UK Gas Distribution adjusted operating profit comparing 2004/05 with 2003/04 was the result of the factors referred to above, with the increased replacement expenditure and lower price controlled income being the two main factors.

        The £169 million increase in adjusted operating profit comparing 2003/04 with 2002/03 was the result of higher price controlled income and lower controllable costs, as described above.

        Exceptional items explain the difference between adjusted operating profit and operating profit. UK Gas Distribution exceptional items in 2004/05 comprised £62 million in connection with the network sales process, £109 million in respect of internal restructuring initiatives and a £9 million charge reflecting a revised estimate of environmental liabilities.

  Investment in the networks

        Growth capital expenditure in the reinforcement and extension of the UK Gas Distribution network was £272 million in 2004/05, compared with £293 million in 2003/04 and £380 million in 2002/03.

        During the year ended 31 March 2005, we made around 120,000 new connections to our network.

        Capital expenditure reduced from £293 million in 2003/04 to £272 million in 2004/05 because of a lower level of investment in high pressure pipeline projects, such projects being dependent on forecasts of future demand.

        During 2004/05 we spent £474 million on replacement expenditure. Ofgem treats 50% of projected replacement expenditure as recoverable during the price control period and 50% as recoverable over future years, as another form of capital investment in the network.

  Network sales

        The process to implement the planned sales of four of our eight gas distribution networks (Scotland, Wales and West, North of England and South of England), announced in August 2004, has progressed steadily over the past year. In January of this year, Ofgem gave its conditional approval to the sale of the four gas distribution networks. This was followed by Department of Trade and Industry consent later that month.

        Since then, we have developed a network code with the industry that will be suitable for us and independent distribution gas transporters. This revised code has become the Uniform Network Code.

        A Joint Office of Gas Transporters (an unincorporated association) has been established in order to administer and coordinate certain functions that result from common licence obligations imposed on both transmission and distribution gas transporters. The role of the Joint Office will include, for example, the coordination of transportation charge changes and the administration of the Uniform Network Code modification procedures.

        We have established xoserve ltd, which will act as the common service provider ('agency') envisaged by the licences of transmission and distribution gas transporters. The company was formed from the internal departments previously known as shipper services. The initial role of xoserve ltd is to continue to provide essential services and systems on a common basis to network gas transporters. These services include the key roles of transportation invoice production, supply point administration services, data processing and, in relation to the NTS, managing the financial consequences of energy imbalances. The key objective in creating xoserve ltd was to minimise the changes shippers would need to make as a result of network sales and to improve industry efficiency by providing common commercial interfaces between shippers and multiple distribution gas transporters.

        Ofgem has also completed a number of public consultations concerning the establishment of the appropriate industry frameworks. Ofgem's impact assessments and detailed cost benefit analysis concluded that the sales will potentially generate approximately £225 million net benefit to customers.

        On 1 May, having received Ofgem approval, we transferred the four sold networks into four new wholly-owned subsidiaries of National Grid Transco. On the same date, the Uniform Network Code became effective and the Joint Office and xoserve commenced operations.

        Submissions have been made to the HSE to seek their acceptance of the safety cases for the new independent gas networks, which we expect to receive before 31 May 2005. Ofgem's final consent to allow the sales to complete on 1 June is also expected by the end of May.

        With anticipated cash proceeds of £5.8 billion, the planned sales represent a major step in value creation. Completion will enable both a £2 billion return of value to our shareholders and repayment of around £2.3 billion of debt.

        We remain committed to operating a substantial gas distribution business in Great Britain and we will continue to be the largest operator of gas distribution assets in the country. The retained system will consist of approximately 82,000 miles of distribution pipelines, distributing gas to around 11 million consumers.

  The 'Way Ahead' for our retained distribution networks

        The 'Way Ahead' restructuring programme in the West Midlands, London, North West and East of England networks (the networks that we will retain) is advanced. A number of offices have closed and more are set to close over the coming months as we move to a new unified structure which is supported by two key centres, one in Hinckley and the other at our new office in Northampton. This will enable us to place increased emphasis on safety and efficiency, and share best practice across the organisation. It should also enable the delivery of further reductions in controllable costs. This is particularly focused on bringing overheads into line with the smaller size of the retained business. In addition, we have entered into eight year alliances with key contractors to ensure the safe, efficient and sustainable delivery of the iron mains replacement programme.

US Distribution

        Our US Distribution business comprises two segments: 'US electricity and gas distribution' for our energy delivery businesses operating in the northeastern US and 'US stranded cost recoveries' for the recovery of generation-related costs incurred prior to divestiture. Details of each of these segments are set out below.

US electricity and gas distribution

  Background information

        We are one of the leading electricity distribution service providers in the northeastern US, as measured by energy delivered, and one of the largest utilities in the US, as measured by the number of electricity distribution customers. US electricity and gas distribution serves approximately 3.3 million electricity customers over a network of 72,000 circuit miles and around 565,000 gas customers over a network of 8,500 miles.

        We provide electricity and gas distribution in New York state through our subsidiary Niagara Mohawk Power Corporation. We provide electricity distribution in New England through our subsidiaries Massachusetts Electric Company (operating in Massachusetts), Nantucket Electric Company (operating on Nantucket Island off Massachusetts), The Narragansett Electric Company (operating in Rhode Island) and Granite State Electric Company (operating in New Hampshire).

  Regulation

        Niagara Mohawk, Massachusetts Electric Company and Narragansett Electric Company together constitute over 98% of our US electricity distribution business, and Niagara Mohawk operates our US gas distribution business. Under their long-term rate plans with state regulators, these subsidiaries can earn and retain certain amounts in excess of traditional regulatory allowed returns. Their incentive returns and shared savings allowances are designed to provide them with an opportunity to use efficiency gains following their respective mergers to more than offset the costs of completing those mergers.

Niagara Mohawk distribution rates

        Niagara Mohawk's electricity delivery rates are governed by a 10-year rate plan that began when we acquired it on 31 January 2002. Under the plan, after reflecting its share of savings related to the acquisition, Niagara Mohawk may earn a threshold return on equity for its electricity distribution business of 10.6%, or 12.0% if certain customer education targets are met, and half of any earnings in excess of that amount. The return on equity is measured on a US GAAP basis and calculated cumulatively from inception to 31 December 2005 and on a two-year rolling basis thereafter. The earnings calculation used to determine the regulated returns excludes half of the synergy savings, net of the cost to achieve them, that were assumed in the rate plan. This exclusion effectively offers Niagara Mohawk the potential to achieve a return in excess of the regulatory allowed return of 10.6%.

        Under the plan, gas delivery rates were frozen until the end of the 2004 calendar year, and Niagara Mohawk now has the right to request an increase at any time, if needed. Niagara Mohawk may earn a threshold return on equity of up to 10%, or 12% if certain customer migration and education goals are met, and is required to share earnings above this threshold with customers.

Massachusetts Electric distribution rates

        Under Massachusetts Electric's 20-year rate plan, there is no cap on earnings and no earnings sharing mechanism until 2010. From May 2000 until February 2005, rates were frozen. In March 2005, a settlement credit in the company's rates expired, which represents an increase of $10 million in pre-tax income through to February 2006. From March 2006, rates will be adjusted each March until 2009 by the annual percentage change in average electricity distribution rates in the northeastern US. In 2010, actual earned savings will be determined and the company will be allowed to retain 100% of annual earned savings up to $70 million and 50% of annual earned savings between $70 million and $145 million (all figures pre-tax). Earned savings represents the difference between calendar year 2008 distribution turnover and the company's cost of providing service, including a regional average authorised return. These efficiency incentive mechanisms provide an opportunity to achieve returns in excess of traditional regulatory allowed returns. Massachusetts Electric will be allowed to include its share of earned savings in demonstrating its costs of providing service to customers from January 2010 until May 2020.

Narragansett Electric distribution rates

        Narragansett Electric's distribution rates are governed by a 20-year rate plan. Between May 2000 and the end of October 2004, rates were frozen and it was permitted to retain 100% of its earnings up to an allowed return on equity of 12%. The company kept 50% of earnings between 12% and 13%, and 25% of earnings in excess of 13%. With effect from November 2004 until December 2009, Narragansett Electric has agreed to lower its rates by $10.2 million per year. Beginning in January 2005, it will be able to keep an amount equal to 100% of its earnings up to an allowed return on equity of 10.5%, plus $4.65 million (pre-tax), which represents its share of demonstrated savings subsequent to the acquisition of Eastern Utilities Associates in 2000. Earnings above that amount up to an additional 1% return on equity are to be shared equally between the company and its customers, while additional earnings will be allocated 75% to customers and 25% to the company. The company determines earned return on equity based on a hypothetical capital structure of 50% common equity, 5% preferred equity and 45% debt. This regulatory mechanism offers the potential to achieve returns in excess of traditional regulatory allowed returns.

  Safety

        The number of employee LTIs in the US electricity and gas distribution business fell from 143 in 2003/04 to 81 in 2004/05, a decrease of 43%. This is a marked improvement in our safety record, after a 14% increase in 2003/04.

  Operating performance

        We work towards service quality standards that our state regulators expect us to achieve. If we fall below a prescribed standard, we can incur a penalty. If we do better than the standard, we can in some cases achieve an incentive. Although we met or bettered our standards on customer service, we missed targets for reliability in the 2004 calendar year, incurring an aggregate net penalty of £2.2 million. Although the shortfalls were small, we are committed to reducing the frequency and duration of service interruptions. We are therefore increasing our investments in the coming financial year for asset enhancement, replacement and maintenance. Continuation of this programme into future years should improve reliability, reduce inefficient use of resources in responding to outages and create a safer work environment.

  Financial performance

        The results of the US electricity and gas distribution segment for the years ended 31 March 2005, 2004 and 2003 were as follows.

	Years ended 31 March
US electricity and gas distribution	2005	2004 (restated) constant currency basis	2003 (restated) constant currency basis	2004 (restated)	2003 (restated)
	£m	£m	£m	£m	£m
Turnover	3,114	3,139	2,811	3,494	3,306
Operating costs excluding exceptional items and goodwill amortisation	(2,740)	(2,814)	(2,470)	(3,132)	(2,905)

Adjusted operating profit	374	325	341	362	401
Exceptional items	(20)	(84)	(25)	(93)	(30)
Goodwill amortisation	(68)	(67)	(69)	(75)	(81)

Operating profit	286	174	247	194	290

        The average exchange rates used to translate the results of US operations during 2004/05, 2003/04 and 2002/03 were $1.87:£1, $1.68:£1 and $1.59:£1 respectively. In order to illustrate underlying performance, the impact of exchange rate movements has been separated from other changes by also presenting the operating results for 2003/04 and 2002/03 on a constant currency basis, using the average exchange rate for 2004/05 of $1.87:£1. The 2003/04 and 2002/03 results are discussed below as if the 2004/05 exchange rate had applied.

        There was a £25 million decrease in US electricity and gas distribution turnover in 2004/05 compared with 2003/04. Turnover decreased by £33 million as a consequence of the recovery of lower purchased electricity costs, partially offset by the recovery of higher purchased gas costs. The costs of purchased electricity and gas are reflected in turnover because they are collected from customers under our rate plans. This overall decrease in turnover occurred despite a 0.5% increase in deliveries of electricity, or 1.4% weather-normalised. Deliveries to the residential customer class increased by 1.7%, weather-normalised.

        The £328 million increase in turnover comparing 2003/04 with 2002/03 resulted from the recovery of increased purchased electricity and gas costs and the transfer of certain FERC-regulated tariff charges previously reported under US electricity transmission. Partially offsetting the increase were a 0.8% decline in electricity deliveries and an 18.9% decline in gas deliveries. After normalising for weather, electricity deliveries increased by 0.8% but gas deliveries fell by 18.5%. Strong residential deliveries contributed to the increase in electricity deliveries. The decline in gas deliveries mainly reflected certain larger customers purchasing gas directly from suppliers.

        US electricity and gas distribution operating costs, excluding exceptional items and goodwill amortisation, decreased by £74 million comparing 2004/05 with 2003/04. Purchased electricity and gas costs represent more than one-half of US electricity and gas distribution operating costs. These costs decreased £33 million as compared to the prior year because of lower prices and despite increased deliveries. Most of the remainder of the decrease of £41 million in operating costs can be attributed to a £35 million decrease in controllable costs due primarily to the effects of staffing reductions and lowered bad debt expenses. National Grid USA, the holding company for the Group's US operations, has reduced controllable costs by 20% in real terms since 2001/02.

        Operating costs, excluding exceptional items and goodwill amortisation, increased by £344 million comparing 2003/04 with 2002/03. Purchased electricity and gas increased by £248 million for 2003/04 as compared to 2002/03. This was mainly driven by higher prices for electricity and gas, partially offset by a decrease in volumes purchased. Also contributing to the increase was the transfer of £76 million of certain tariff charges as discussed above.

        The £49 million increase in US electricity and gas distribution adjusted operating profit comparing 2004/05 with 2003/04 was a consequence of the growth in turnover of £8 million and the £41 million reduction in operating costs discussed above, both after excluding the movement in commodity costs recovered from customers.

        The £16 million decrease in adjusted operating profit comparing 2003/04 with 2002/03 was primarily because of the increase in other operating costs discussed above, again after excluding the movement in commodity costs.

        Exceptional items and goodwill amortisation explain the difference between adjusted operating profit and operating profit. For 2004/05, all the exceptional items were incurred in connection with restructuring costs. In 2003/04, exceptional items included £57 million in connection with voluntary early retirement offers, restructuring costs of £15 million and £12 million for the non-capitalised costs of a new enterprise resource planning system.

  Investment in the networks

        Capital investment in the replacement, reinforcement and extension of the US electricity and gas distribution networks in 2004/05 was £234 million, compared with £277 million in 2003/04 and £249 million in 2002/03. These amounts reflect the actual respective average exchange rates for 2004/05, 2003/04 and 2002/03.

        US electricity and gas distribution capital investment expenditure decreased by £43 million in 2004/05, of which £28 million is attributable to the impact of exchange rate movements. There was a £45 million decline in spending on automated meter reading and on a large gas pipeline project, both of which were largely completed in 2003/04. This decrease was partially offset by increased other spending of £30 million.

        US electricity and gas distribution capital investment expenditure increased by £28 million in 2003/04. This reflected increased spending of £13 million to establish automated meter reading and £28 million for load relief and reliability projects, including £9 million for a large gas pipeline, partially offset by the £13 million impact of exchange rate movements.

US stranded cost recoveries

  Background information

        The US stranded cost recoveries segment captures the recovery of various generation-related costs that were incurred prior to industry-wide restructuring that deregulated the generation business. These costs consist primarily of the above-market costs associated with the generation assets and with amending or ending purchased power contracts. We recover a large portion of these stranded costs, along with a return, through a special rate charged to customers.

  Financial performance

        The results of the US stranded cost recoveries segment for the years ended 31 March 2005, 2004 and 2003 were as follows.

	Years ended 31 March
US stranded cost recoveries	2005	2004 (restated) constant currency basis	2003 (restated) constant currency basis	2004 (restated)	2003 (restated)
	£m	£m	£m	£m	£m
Turnover	420	455	498	507	586
Operating costs	(299)	(334)	(354)	(373)	(416)

Adjusted operating profit*	121	121	144	134	170

*
Operating profit was £2 million higher than adjusted operating profit in both 2003/04 and 2002/03.

        The average exchange rates used to translate the results of US operations during 2004/05, 2003/04 and 2002/03 were $1.87:£1, $1.68:£1 and $1.59:£1 respectively. In order to illustrate underlying performance, the impact of exchange rate movements has been separated from other changes by also presenting the operating results for 2003/04 and 2002/03 on a constant currency basis, using the average exchange rate for 2004/05 of $1.87:£1. The 2003/04 and 2002/03 results are discussed below as if the 2004/05 exchange rate had applied.

        There was a £35 million decrease in US stranded cost recoveries turnover comparing 2004/05 with 2003/04. Turnover decreased by £74 million as a consequence of the recovery of lower purchased power contract costs, partially offset by an increase in recoveries of stranded costs in accordance with Niagara Mohawk's rate plan. Most of the prior year's decrease of £43 million was attributable to lower gross returns on the stranded cost asset, which is diminishing as stranded costs are recovered from customers, as well as the impacts of weaker sales and reduced purchased power contract costs.

        Operating costs for US stranded cost recoveries decreased by £35 million and £20 million in 2004/05 and 2003/04 respectively, in each case mainly because of lower purchased power contract costs.

        Adjusted operating profit stayed constant at £121 million in 2004/05 and decreased by £23 million comparing 2003/04 with 2002/03. This segment had no goodwill amortisation during the periods presented, and so the differences between adjusted operating profit and operating profit in 2003/04 and 2002/03 related to exceptional items.

Wireless infrastructure

  Background information

        In August 2004, we completed the purchase of the UK operations of Crown Castle International Corp. for £1.1 billion. The process of integrating this business with Gridcom UK to establish a single business, known as Crown Castle UK, is on track. This will allow us to realise £18 million of cash savings per annum through the rationalisation of staffing, office buildings and systems.

        Crown Castle UK is the leading independent provider of network infrastructure to mobile telephone operators and one of two providers of transmission networks for analogue and digital television and radio broadcasters in the UK.

        Following the integration, the business has around 5,000 active sites used for mobile communications and provides services to over 14,500 tenants. Crown Castle UK also owns some 750 purpose-built broadcast towers and associated transmission equipment used for radio and television broadcasting.

        As the leading independent provider of network infrastructure to mobile operators, with an expanded portfolio of undeveloped sites, the business is well positioned to benefit from continued strong demand for mobile infrastructure, not least the roll-out of 3G networks. Crown Castle UK is similarly well placed to provide the additional network infrastructure that will be required for the planned switchover from analogue to digital television.

        Recognising our significant investment in this business, we have created a new reporting segment, Wireless infrastructure, which also includes our Gridcom US business.

  Mobile infrastructure

        Our mobile infrastructure business provides sites on long-term contracts to blue chip companies. In addition, sites are also used by other customers such as the emergency services and taxi companies. We also offer other services such as site design, antenna installation and project management.

        The current roll-out of 3G networks continues to provide demand for additional infrastructure to ensure coverage of the new services across the UK. Crown Castle UK is well placed to benefit from this demand having around 13,000 marketable sites, which includes the right to lease space on up to 4,000 BT exchange sites that are close to densely populated areas and have direct access to the BT network, making them highly attractive sites.

  Broadcast infrastructure

        Our broadcast transmission business is a network of transmission towers and broadcast equipment with long-term contracts to transmit analogue and digital radio and television signals for reception by the public from content providers, such as the BBC, BSkyB, MTV, Virgin Radio and talkSPORT.

        Crown Castle UK also owns the licences for two of six digital multiplexes. Each multiplex has the capacity to transmit at least four digital television channels. Due to improvements in multiplexing technology, further channel capacity is expected to be available in 2005/06.

        We are currently working closely with the broadcast industry on the planning of the analogue to digital switchover. The digital terrestrial television switchover programme for the UK is expected to take place on a region by region basis between 2008 and 2012. We will be bidding for new contracts for the roll-out of infrastructure required for the switchover from analogue to digital television, as well as the continuation of services such as analogue and digital radio, not least of these being the contract with the BBC which is due to expire in 2007.

        Ofcom has published its determination on the regulation that will apply at the site access level, which is similar to that prevailing since the BBC Home Transmission Service was privatised in 1997. The regulation of the managed transmission services layer is still the subject of consultation by Ofcom.

  Gridcom US

        Gridcom US provides communications infrastructure and related network services to wireless and fixed network operators in the northeastern US. Lines of business include communication towers, wireless pylon attachments, distributed antenna system networks and related network services and a dark fibre network.

  Safety

        The major operational risks in our business arise from working at height and driving. During 2004/05, Wireless infrastructure had five employee LTIs compared with five in 2003/04.

  Financial performance

        The results of the Wireless infrastructure segment for the years ended 31 March 2005, 2004 and 2003 were as follows.

	Years ended 31 March
Wireless infrastructure	2005	2004 (restated)	2003 (restated)
	£m	£m	£m
Turnover	208	72	61
Operating costs excluding exceptional items and goodwill amortisation	(162)	(66)	(84)

Adjusted operating profit/(loss)	46	6	(23)
Exceptional items	(13)	(8)	(27)
Goodwill amortisation	(23)	(4)	—

Operating profit/(loss)	10	(6)	(50)

        The £136 million increase in Wireless infrastructure turnover, £96 million increase in operating costs and £40 million increase in adjusted operating profit comparing 2004/05 with 2003/04 primarily reflect the seven months reported results for the UK operations of Crown Castle International Corp. acquired in August 2004.

        As at 31 March 2005, we had achieved over half our targeted cash savings of £18 million on an annualised basis, the majority being realised in headcount savings.

        In 2003/04, adjusted operating profit significantly improved from a loss of £23 million reported in 2002/03 to a profit of £6 million, due to reducing the cost base of the UK business.

        Exceptional items and goodwill amortisation, which explain the difference between adjusted operating profit and operating profit, primarily related to the acquisition and integration of the UK operations of Crown Castle International Corp. in 2004/05.

        Exceptional items of £8 million and £27 million in 2003/04 and 2002/03 respectively were due to restructuring costs.

  Investment in the networks

        Capital investment in Wireless infrastructure was £19 million in 2004/05, compared with £2 million in 2003/04 and £7 million in 2002/03. The increase in capital expenditure primarily reflects the acquisition of the UK operations of Crown Castle International Corp.

Other businesses

  Background information

        Progress continues to re-focus the portfolio of other businesses to the provision of infrastructure and related services where we can exploit our core skills and assets to create value.

        Other businesses are Metering, Interconnectors, Liquefied Natural Gas, Property Services Group, Fulcrum Connections, Advantica and other corporate activities. These businesses are included in the financial statements under Other activities.

  Safety

        There was an increase in the total number of employee LTIs in the other businesses, rising from five in 2003/04 to nine in 2004/05.

        During the year, Fulcrum Connections received recognition for its safety performance, including a Gas Industry Award for Safety and a Gold RoSPA Award, and achieved world-class status in the Confederation of British Industry's 'Contour' benchmark.

  Financial performance

        The aggregated results of Other activities for the years ended 31 March 2005, 2004 and 2003 were as follows.

	Years ended 31 March
Other activities	2005	2004 (restated)	2003 (restated)
	£m	£m	£m
Turnover	844	834	861
Operating costs excluding exceptional items and goodwill amortisation	(682)	(738)	(714)

Adjusted operating profit	162	96	147
Exceptional items	(33)	(66)	(95)
Goodwill amortisation	—	(1)	—

Operating profit	129	29	52

        Turnover from Other activities in 2004/05 was in line with 2003/04, despite a £27 million reduction in Metering, primarily reflecting lower prices offered in commercial contracts signed in March 2004. Offsetting this reduction was a £23 million improvement in Fulcrum Connections' revenues.

        The £27 million decrease in turnover comparing 2003/04 with 2002/03 was primarily due to a reduction in turnover from Advantica of £13 million, as a result of reduced activity with Transco, and £17 million from Fulcrum Connections.

        The £56 million reduction in Other activities operating costs comparing 2004/05 with 2003/04 primarily reflected the lower carrying value of property stock sold during the year by SecondSite Property.

        The £24 million increase in operating costs comparing 2003/04 with 2002/03 was mainly due to an increase in Metering costs of £26 million, principally as a result of increased depreciation.

        The £66 million increase in Other activities adjusted operating profit comparing 2004/05 with 2003/04 and the £51 million reduction in adjusted operating profit comparing 2003/04 with 2002/03 were due to the above factors.

        Exceptional items and goodwill amortisation explain the difference between adjusted operating profit and operating profit. The improvement in exceptional costs during the year was mainly due to the £21 million impairment of assets and restructuring at Advantica in 2003/04.

        The £29 million decrease in exceptional costs comparing 2003/04 with 2002/03 was primarily due to merger costs incurred in 2002/03.

  Investment in other activities

        Capital expenditure in 2004/05 amounted to £310 million, an increase of £38 million compared with £272 million in 2003/04. This reflected an increase of £58 million relating to the Basslink project, offset by a £7 million reduction in capital expenditure on the Isle of Grain LNG importation terminal and a £13 million reduction in other capital expenditure.

        Capital expenditure in 2003/04 of £272 million was £99 million higher than in 2002/03, comprising a £58 million increase on the Isle of Grain LNG project, a £28 million increase in Basslink and a £13 million increase in other capital spending.

  Metering

        The UK Metering businesses, Transco Metering and OnStream, provide installation, maintenance and meter reading services to gas and electricity suppliers in the regulated and unregulated markets. During 2005/06, it is our intention to bring together the two businesses under a single legal entity, reinforcing our position as the national leading provider of utility metering services in Great Britain.

Transco Metering

        Transco Metering has continued to provide services on behalf of Transco for an asset base of around 20 million domestic and industrial and commercial gas meters. On 12 July 2004, the UK gas metering industry successfully implemented a suite of new contracts, information systems and business processes to deliver the recommendations of Ofgem's Review of Gas Metering Arrangements. Transco Metering played a major role in the four-year industry-wide project.

OnStream

        OnStream's focus is the provision of metering services to the competitive market. During the year, it continued the installation of gas meters and began to install electricity meters under a major contract signed with British Gas Trading.

  Interconnectors

        In the UK, we own and operate electricity interconnectors between England and Scotland and England and France that provide access to alternative wholesale electricity markets and additional sources of supply.

        2004/05 is the last year in which the England/Scotland interconnector operated as a separate business activity. The introduction of BETTA means that it became part of the enlarged transmission assets in the Great Britain electricity market from 1 April 2005.

        The Basslink project is a 600 MW interconnector linking the electricity network on the island state of Tasmania to mainland Australia. As a result of damage to six transformers incurred during shipment from Germany, commissioning is expected to be delayed until Spring 2006.

        Capital expenditure on the Basslink project was £136 million in 2004/05, compared with £78 million in 2003/04 and £50 million in 2002/03. Total project costs remain broadly on budget and the total cost to completion, excluding capitalised financing costs, is still expected to be approximately £300 million.

  Liquefied Natural Gas

        The first phase of our development of the Isle of Grain LNG import terminal will be ready for commissioning in June 2005. It will be the first new LNG import terminal constructed and operated in the UK for some 20 years. In 2004/05, capital expenditure on the project was £51 million, compared with £58 million in 2003/04 and £2 million in 2002/03.

        In March 2005, we announced a new £355 million investment to triple the capacity of the Isle of Grain LNG import terminal. This second phase of development will increase the facility's capacity to import and process LNG from 3.3 million tonnes per year to 9.8 million tonnes per year, representing around 12% of the current UK annual gas demand, and is planned to commence operations in late 2008. These investments in the Isle of Grain LNG import terminal are underpinned by 20-year customer contracts.

        Our LNG storage business, which covers the four other UK sites (Glenmavis, Partington, Dynevor Arms and Avonmouth), continues to provide gas storage facilities. In 2005/06, this business has been incorporated back into the UK electricity and gas transmission segment.

  Property Services Group

        During the year, we consolidated all of our property holding and management activities into a single unit, Property Services Group.

        Property Services Group is responsible for the management of all occupied operational property. In addition, through its SecondSite Property arm, it is responsible for the management, clean up and disposal of surplus non-operational properties largely comprising contaminated former gas works.

        During the year ended 31 March 2005, SecondSite Property disposed of 57 properties and generated £114 million in disposal proceeds, compared with 91 properties and £154 million in 2003/04 and 74 properties and £89 million in 2002/03.

        Property disposals contributed £62 million to profit on the disposal of fixed assets in 2004/05 compared with £88 million in 2003/04 and £54 million in 2002/03.

  Fulcrum Connections

        Fulcrum Connections is the largest provider of gas connections and associated design services with a national footprint in the UK. During 2004/05, Fulcrum Connections provided, on behalf of our UK Gas Distribution business, some 130,000 new gas connections and gas meter alterations to domestic and industrial customers, a similar level to that in 2003/04.

        Reflecting the need to restructure our connection services as a result of the planned sales of four of our gas distribution networks, going forward the business will be incorporated into our UK Gas Distribution business.

  Advantica

        Advantica is an engineering and software consultancy providing services to the gas, oil, water and electricity sectors primarily in the UK and US.

  Discontinued operations

        During the year, we have continued our exit from our non-core businesses. We completed the sale of our interests in Citelec, viavera and Kielder.

Operating and Financial Review

Financial Review

Basis of accounting

        The accounts on pages 85 to 143 present our results for the years ended 31 March 2005, 2004 and 2003 and our financial position as at 31 March 2005 and 2004. They have been prepared using the accounting policies shown on pages 85 to 87, in accordance with generally accepted accounting principles in the United Kingdom (UK GAAP).

        We also provide a reconciliation from our results and financial position as prepared under UK GAAP to the results and financial position as if they had been prepared in accordance with generally accepted accounting principles in the United States (US GAAP), together with condensed US GAAP financial information. A discussion of the principal differences between UK GAAP and US GAAP is provided on pages 57 to 59.

        This is the last annual report in which we will be presenting consolidated accounts under UK GAAP, as we will apply International Financial Reporting Standards (IFRS) starting with our annual report for the year ending 31 March 2006. A discussion of the principal changes that are expected to arise on the implementation of IFRS is included on pages 80 and 81.

Financial performance

	Years ended 31 March
Group	2005	2004 (restated)	2003 (restated)
	£m	£m	£m
Group turnover	8,521	9,033	9,400
Operating costs excluding exceptional items and goodwill amortisation	(6,316)	(6,827)	(7,247)
Joint ventures	7	7	(5)

Adjusted operating profit	2,212	2,213	2,148
Operating exceptional items	(251)	(277)	(350)
Goodwill amortisation	(109)	(99)	(102)

Total operating profit	1,852	1,837	1,696
Disposals of tangible fixed assets	70	96	48
Other non-operating exceptional items	13	226	(147)
Net interest payable	(783)	(822)	(970)

Profit before taxation	1,152	1,337	627
Taxation	(245)	(261)	(245)
Minority interests	1	(2)	(31)

Profit for the year	908	1,074	351

        The following discussion compares the results for the year ended 31 March 2005 (2004/05) with those of the year ended 31 March 2004 (2003/04) and of 2003/04 with those of the year ended 31 March 2003 (2002/03).

        Further discussion of the financial performance on a segment by segment basis is included in the Operating Review on pages 25 to 44.

  Changes in accounting policies

        The Group adopted FRS 20 'Share-based Payment' on 1 April 2004. The standard requires the Group to record a charge in its profit and loss account reflecting the value of grants of shares or rights to shares to third parties, including employees. A charge is recognised in the profit and loss account based on the fair value of the shares at the date the grant of shares or right to shares is made. The charge incurred in 2004/05 was £16 million.

        As a consequence of this change in accounting policy, the financial statements for 2003/04 and 2002/03 have been restated, with adjusted operating profit reduced by £25 million and £37 million respectively and adjusted basic earnings per share reduced by 0.8 pence and 1.2 pence. Operating profit for these years has been reduced by £25 million and £40 million (of which £3 million was exceptional) and basic earnings per share has been reduced by 0.8 pence and 1.3 pence. Net assets at 31 March 2004 was restated from £1,263 million to £1,271 million.

  Group turnover

        The decrease in Group turnover from 2003/04 to 2004/05 of £512 million primarily related to a reduction of £435 million arising from the movement in the average US dollar to sterling exchange rate from $1.68:£1 in 2003/04 to $1.87:£1 in 2004/05. Turnover from discontinued operations was £158 million lower as a result of the disposal in 2003/04 of EnMO Limited, which provides the on-the-day commodity market for gas trading in Great Britain. This was partially offset by an increase of £148 million from the acquisition of the UK operations of Crown Castle International Corp. during 2004/05.

        The fall in Group turnover from 2002/03 to 2003/04 of £367 million primarily reflected a reduction in turnover relating to discontinued operations which dropped from £567 million in 2002/03 to £158 million in 2003/04, related mostly to EnMO Limited and a reduction in turnover of £231 million arising from the movement in the average US dollar to sterling exchange rate from $1.59:£1 in 2002/03 to $1.68:£1 in 2003/04. After taking these factors into account turnover increased, arising from sales volume growth in UK gas distribution and in US electricity and gas distribution.

  Group operating costs

        Group operating costs, excluding exceptional items and goodwill amortisation, decreased from 2003/04 to 2004/05 by £511 million. The most significant elements of this movement reflected a change in the US dollar to sterling exchange rate giving rise to a reduction of £370 million and a reduction of £158 million from the discontinued business, EnMO Limited. These reductions were partially offset by the operating costs of acquired businesses during 2004/05 and £86 million from higher replacement expenditure (repex), net of other changes in operating costs.

        Group operating costs, excluding exceptional items and goodwill amortisation, decreased from 2002/03 to 2003/04 by £420 million, primarily as a result of a reduction of £454 million due to the impact of discontinued operations, mainly EnMO Limited and from a reduction of £193 million from the movement in the US dollar to sterling average exchange rate.

  Joint ventures

        Joint ventures contributed £7 million to operating profit in 2004/05, unchanged from 2003/04. Of this, £1 million in 2004/05 related to a discontinued joint venture, Citelec, in which we sold our 42.5% interest in August 2004.

        Citelec is the holding company of Transener, which owns and operates a transmission system in Argentina. We accounted for Citelec under hyperinflationary accounting principles up until its disposal. The application of these principles had no material impact on the results for the year ended 31 March 2005 or 2004, but during the year ended 31 March 2003, they resulted in the recognition of an exceptional interest credit of £67 million and related exceptional minority interest charge of £28 million.

        There was a £2 million reduction in the continuing operations operating profit generated by joint ventures in comparing 2003/04 with 2002/03, as our share of joint ventures from continuing operations changed from £9 million in 2002/03 to £7 million in 2003/04. Discontinued joint ventures contributed negative £14 million to adjusted operating profit and £115 million to operating profit in 2002/03.

  Adjusted operating profit

        Adjusted operating profit in 2004/05 was £1 million lower than 2003/04, reflecting a £65 million reduction as a consequence of the movement in the US dollar to sterling exchange rate and a contribution of £39 million from the acquisition of the UK operations of Crown Castle International Corp.

        Adjusted operating profit in 2003/04 was £65 million higher than 2002/03. The main reason for the increase in adjusted operating profit was the strong performance of UK gas distribution, together with a reduction in losses from discontinued operations of £26 million.

  Operating exceptional items

        Net operating exceptional items included within operating profit that related to both continuing and discontinued operations moved from a net charge of £350 million in 2002/03 to £277 million in 2003/04 and to £251 million in 2004/05.

        The operating exceptional items for 2004/05 related to:

  •
  £62 million of restructuring costs associated with our planned disposals of four regional gas distribution networks;

  •
  £148 million of other restructuring costs, relating to cost reduction programmes which comprised: £109 million for UK gas distribution, £23 million in our US businesses, and £16 million for our other businesses; and

  •
  £41 million of increases in provisions for environmental costs, based on higher cost estimates from the continued evaluation of new environmental legislation and the impact of changes in the timing of planned expenditures.

        Operating exceptional items in 2003/04 comprised £24 million of restructuring costs associated with the planned sales of four regional gas distribution networks; other restructuring costs of £100 million for US electricity and gas transmission and distribution, £77 million for UK gas distribution, £14 million for UK transmission and £34 million for other businesses; and £28 million of environmental costs.

        Operating exceptional costs in 2002/03 for continuing operations of £311 million related primarily to merger related costs and restructuring costs arising from efficiency programmes, which were mainly severance related.

  Goodwill amortisation

        The increase in goodwill amortisation from 2003/04 to 2004/05 of £10 million relates to additional goodwill amortisation of £20 million for the seven months from 1 August 2004 to 31 March 2005 arising from the acquisition of the UK assets of Crown Castle International Corp., offset by a reduction of £10 million (£6 million from 2002/03 to 2003/04) reflecting the reduced sterling cost of US dollar denominated goodwill amortisation as a result of the weakening of the US dollar during 2004/05 and 2003/04.

  Group operating profit

        Group operating profit rose by £15 million from 2003/04 to 2004/05, resulting from a reduction in adjusted operating profit of £1 million, an increase in goodwill amortisation of £10 million and a reduction in net operating exceptional charges of £26 million as compared with 2003/04.

        Group operating profit rose by £141 million from 2002/03 to 2003/04. This reflected an increase in adjusted operating profit of £65 million and a reduction in net operating exceptional charges of £73 million as compared with 2002/03.

  Non-operating exceptional items

        Non-operating exceptional items consisted of:

  •
  gains on sales of property and other tangible fixed assets of £70 million (£69 million after tax) in 2004/05, compared with £96 million (£96 million after tax) in 2003/04 and £48 million (£50 million after tax) in 2002/03;

  •
  in 2004/05, a gain of £13 million arising from the disposal of our interest in a joint venture, Citelec;

  •
  in 2003/04, a £226 million gain on assets held for exchange (£226 million after tax) relating to the profit recognised on shares in Energis plc with a carrying value of £17 million, which were delivered to Equity Plus Income Convertible Securities (EPICs) bondholders on 6 May 2003 in settlement of all EPICs outstanding at that date that had a carrying value of £243 million. This transaction represented the culmination of a deferred sale arrangement entered into in February 1999; and

  •
  in 2002/03, £68 million (£68 million after tax) of exceptional costs relating to discontinued operations, and £79 million (£71 million after tax) of exceptional merger related costs.

  Interest

        Net interest decreased by £39 million from 2003/04 to 2004/05. This was primarily explained by a weaker US dollar and a reduction in the interest charge relating to pensions.

        Net interest fell from £970 million in 2002/03 to £822 million in 2003/04. Exceptional financing costs relating to a joint venture of £31 million incurred in 2002/03 did not recur. Excluding exceptional items, the remaining reduction of £117 million from 2002/03 to 2003/04 was primarily explained by the refinancing of debt in the UK and US, lower short-term interest rates, the weaker US dollar, a higher level of capitalised interest, a reduction in joint venture interest costs and a lower level of Group net debt, partially offset by a net increase of £55 million in pension interest costs, most of which arose from the actuarial valuation of the Lattice Group Pension Scheme undertaken as at 31 March 2003.

  Taxation

        A net charge of £245 million arose in 2004/05, compared with £261 million in 2003/04 and £245 million in 2002/03. This reflects exceptional tax credits amounting to £79 million, £89 million and £128 million in respect of exceptional items in 2004/05, 2003/04 and 2002/03 respectively. The effective tax rate was 21.3%, 19.6% and 39.0% for 2004/05, 2003/04 and 2002/03 respectively.

        Excluding the effect of exceptional tax credits, goodwill amortisation and tax credits relating to prior years, the effective tax rate for 2004/05, 2003/04 and 2002/03 was 24.8%, 25.6% and 30.9% respectively, compared with a standard UK corporation tax rate of 30% for all three years. The effective tax rate for 2004/05, 2003/04 and 2002/03, based on profit after goodwill amortisation but before exceptional items and excluding tax credits relating to prior years, was 26.8%, 27.6% and 33.7% respectively.

        A reconciliation of the main components giving rise to the difference between the relevant effective tax rate and the UK standard corporation tax rate is shown in note 9 to the accounts on page 102.

  Minority interests

        Excluding exceptional items, minority interests were a £1 million credit in 2004/05, a £2 million charge in 2003/04 and a £3 million charge in 2002/03. In 2002/03, as discussed under 'Joint ventures' on page 45, there were exceptional minority interest charges of £28 million.

  Exchange rates

        The Group has used the weighted average exchange rate to translate all US dollar results into sterling for 2004/05, 2003/04 and 2002/03, being $1.87:£1, $1.68:£1 and $1.59:£1 for each year respectively. The balance sheets at 31 March 2005, 31 March 2004 and 31 March 2003 have been translated at $1.89:£1, $1.83:£1 and $1.58:£1 respectively.

        Exchange rate movements had an adverse effect on the translation of US dollar denominated adjusted operating profit and operating profit for 2004/05 compared with 2003/04. If 2003/04 was translated on a comparable basis, using the 2004/05 average exchange rate of $1.87:£1, adjusted operating profit and operating profit for 2003/04 would have been £65 million and £45 million lower respectively. Similarly, adjusted operating profit and operating profit for 2002/03 would have been £38 million and £29 million lower respectively if translated at the 2003/04 average exchange rate of $1.68:£1.

        The effect of movements in the US dollar exchange rate on adjusted operating profit and operating profit was largely offset by the reduced sterling cost of US dollar debt taken out to finance US dollar denominated investments and the reduced sterling cost of US taxes. As a result, adjusted profit for the year and profit for the year for 2003/04 would have been £21 million and £3 million lower respectively if translated at the 2004/05 average exchange rate of $1.87:£1. The adjusted profit for the year and profit for the year for 2002/03, would have been £13 million and £5 million lower if translated at the 2003/04 average exchange rate of $1.68:£1.

  Pension and other post-retirement benefit costs

        Pension and other post-retirement benefit costs calculated in accordance with Statement of Standard Accounting Practice No. 24 (SSAP 24) were £231 million in 2004/05, with £194 million charged to operating costs and £37 million to interest expense. This was £33 million lower than the charge in 2003/04 of £264 million. This primarily resulted from the spreading of a lower pension deficit in the Lattice Scheme offset by the recognition of a higher pension deficit expense in respect of the National Grid Scheme.

        The Group provides additional disclosures on its pension obligations as required by Financial Reporting Standard No. 17 'Retirement benefits' (FRS 17). Substantially as a result of the improvement in world stock markets, the Group's FRS 17 pension deficit, net of deferred tax, reduced from £2,262 million at 31 March 2003 to £1,563 million at 31 March 2004 and to £1,363 million at 31 March 2005.

  Adjusted profit measures

        The following tables reconcile the statutory or unadjusted UK GAAP measure to the corresponding adjusted measure.

a)    Reconciliation of adjusted operating profit to total operating profit

	Years ended 31 March
	2005	2004 (restated)	2003 (restated)
	£m	£m	£m
Adjusted operating profit	2,212	2,213	2,148
Operating exceptional items
—Continuing operations	(251)	(277)	(311)
—Discontinued operations	—	—	(39)
Goodwill amortisation	(109)	(99)	(102)

Total operating profit	1,852	1,837	1,696

        Adjusted operating profit is presented on the face of the profit and loss account on page 88, under the heading 'Operating profit—before exceptional items and goodwill amortisation'.

b)    Reconciliation of adjusted profit before taxation to profit before taxation

	Years ended 31 March
	2005	2004 (restated)	2003 (restated)
	£m	£m	£m
Adjusted profit before taxation	1,429	1,391	1,209
Operating exceptional items
—Continuing operations	(251)	(277)	(311)
—Discontinued operations	—	—	(39)
Non-operating exceptional items
—Continuing operations	70	96	(31)
—Discontinued operations	13	226	(68)
Exceptional finance charge	—	—	(31)
Goodwill amortisation	(109)	(99)	(102)

Profit before taxation	1,152	1,337	627

        Adjusted profit before taxation is presented in note 11 to the accounts on page 103, under the heading 'Adjusted profit on ordinary activities before taxation'.

c)    Reconciliation of adjusted earnings to earnings (profit for the year)

	Years ended 31 March
	2005	2004 (restated)	2003 (restated)
	£m	£m	£m
Adjusted earnings	1,106	1,039	833
Operating exceptional items
—Continuing operations	(251)	(277)	(311)
—Discontinued operations	—	—	(39)
Non-operating exceptional items
—Continuing operations	70	96	(31)
—Discontinued operations	13	226	(68)
Exceptional finance charge	—	—	(31)
Exceptional taxation	79	89	128
Exceptional minority interest	—	—	(28)
Goodwill amortisation	(109)	(99)	(102)

Earnings (profit for the year)	908	1,074	351

        Adjusted earnings is presented on the face of the profit and loss account on page 88, under the heading 'Profit for the year—before exceptional items and goodwill amortisation'.

  Earnings per share

        The following table sets out the adjusted basic earnings per share and basic earnings per share for 2004/05, 2003/04 and 2002/03 and reconciles the differences between them.

	Years ended 31 March
	2005	2004 (restated)	2003 (restated)
	pence	pence	pence
Adjusted basic earnings per share	35.9	33.9	27.1
Exceptional items	(2.9)	4.3	(12.4)
Goodwill amortisation	(3.5)	(3.2)	(3.3)

Basic earnings per share	29.5	35.0	11.4

        Adjusted basic earnings per share for 2004/05 increased by 2.0 pence, primarily resulting from the reduction in interest and tax charges when compared with 2003/04.

        Basic earnings per share decreased from 35.0 pence in 2003/04 to earnings of 29.5 pence per share in 2004/05, reflecting a movement from net exceptional credits in 2003/04 to net exceptional charges in 2004/05.

        Diluted earnings per share was 29.3 pence in 2004/05, 0.2 pence lower than basic earnings per share, compared with 34.9 pence per share in 2003/04 (0.1 pence lower) and 11.6 pence per share in 2002/03 (0.2 pence higher). The principal reason for the dilution in 2004/05 relates to employee share option schemes.

Segmental reporting

        In addition to presenting the overall results and financial position in the financial statements, we provide a breakdown of those results and balances into a number of different business segments. The presentation of segment information is based on the management responsibilities that existed at 31 March 2005. Our principal business segments consist of UK electricity and gas transmission, US electricity transmission, UK gas distribution, US electricity and gas distribution, US stranded cost recoveries and Wireless infrastructure, with our other businesses being aggregated within Other activities. Our geographical segments principally reflect the Group's activities in the UK and the US.

        The new Wireless infrastructure segment combines the acquired UK operations of Crown Castle International Corp. with our existing Gridcom businesses in the UK and the US. These had previously been included within Other activities. We have also changed the segments in our US operations, consolidating our US gas distribution and US electricity distribution activities into a single segment called US electricity and gas distribution, but separately identifying US stranded costs recoveries as a new segment. The Directors believe that the economic characteristics of gas distribution and electricity distribution in the US are similar as they receive revenues under similar regulatory schemes. Moreover gas distribution is a minor activity within the context of the combined US electricity and gas distribution activity, comprising only 14% of its turnover.

        The treatment of US stranded cost recoveries as a separate segment enhances their visibility. Stranded costs are various generation-related costs that we incurred prior to the divestiture of generation assets beginning in the late 1990s, and we are recovering these costs unevenly over the period up to 2011.

        Comparative figures for 2003/04 and 2002/03 have been restated to reflect the changes in business segments.

        A review of the operational and financial performance of the reporting segments is contained in the Operating Review on pages 25 to 44 together with additional financial and performance information relating to the segments, including a discussion of changes in turnover, operating costs, adjusted operating profit and operating profit.

Dividends

	Years ended 31 March
Dividends
	2005	2004	2003	2002	2001
	pence	pence	pence	pence	pence
Interim	8.5	7.91	6.86	6.46	6.05
Final	15.2	11.87	10.34	9.58	9.03

Total ordinary dividends	23.7	19.78	17.20	16.04	15.08

US dollar per ADS	$	$	$	$	$
Interim	0.79	0.67	0.54	0.47	0.45
Final	1.38	1.05	0.84	0.73	0.65

Total ordinary dividends	2.17	1.72	1.38	1.20	1.10

        The total ordinary dividend for 2004/05 amounted to £731 million or 23.7 pence per ordinary share. This represented an increase of 20% over the previous year's ordinary dividend per share of 19.78 pence (£609 million), which in turn was an increase of 15% of the dividend for 2002/03 of 17.20 pence per ordinary share (£530 million).

        The total ordinary dividend per share was covered 1.5 times by adjusted earnings per ordinary share (2003/04 covered 1.7 times; 2002/03 covered 1.6 times) and covered 1.2 times by basic earnings per ordinary share (2003/04 covered 1.8 times; 2002/03 covered 0.7 times).

        The table above shows the ordinary dividends paid or payable by National Grid Transco for the last five financial years. These dividends do not include any associated UK tax credit in respect of such dividends. The table excludes dividends paid or payable by Lattice Group plc prior to the Merger on 21 October 2002.

        Dividends expressed in US dollars per ADS in the table below reflect the actual amount paid to ADS holders, expressed to two decimal places, with respect to all amounts with the exception of the final ordinary dividend for 2004/05. The final ordinary dividend per ADS for 2004/05 reflects the declared US dollar amount expressed to two decimal places.

Dividend policy

        As a result of the advanced process of obtaining regulatory approval relating to the sales of four of the Group's UK gas distribution networks, the Board has recommended a 28% increase in the final dividend per share for the year ended 31 March 2005, giving rise to a 20% increase in the total dividend for the year. Going forward, the Board has declared its dividend policy is to aim to increase dividends per ordinary share, expressed in sterling, by 7% nominal in each financial year to 31 March 2008.

Liquidity, resources and capital expenditure

  Cash flow

        Net cash inflow from operations before exceptional items was £3,103 million in 2004/05 compared with £3,058 million in 2003/04 and £3,154 million in 2002/03. The increase of £45 million from 2003/04 to 2004/05 primarily reflected reduced UK pension payments compared with 2003/04. The reduction in 2003/04 compared with 2002/03 of £96 million reflected higher US related pension payments, adverse exchange rate variances and higher commodity costs, partially offset by other favourable movements in working capital.

        Exceptional cash outflows, mainly relating to operating exceptional items, were £194 million, £248 million and £328 million in 2004/05, 2003/04 and 2002/03 respectively. Taking these into account, net cash inflow from operations in 2004/05 was £2,909 million compared with £2,810 million in 2003/04 and £2,826 million in 2002/03.

        Payments to providers of finance, in the form of net interest and dividends, totalled £1,386 million in 2004/05 compared with £1,252 million in 2003/04 and £1,483 million in 2002/03. Net interest cash outflows fell from £901 million in 2002/03 to £686 million in 2003/04 and increased to £755 million in 2004/05. The reduction in 2003/04 reflected the beneficial impact of refinancing debt, lower short-term interest rates and the weaker US dollar. The increase in 2004/05 compared with 2003/04 related primarily to the refinancing of debt during the year.

        Net corporate tax payments amounted to £150 million in 2004/05 compared with £18 million in 2003/04 and £112 million in 2002/03.

        Net corporate tax payments in 2004/05 were higher than in 2003/04, primarily because tax payments in 2003/04 were reduced as a result of the cessation of trade of a subsidiary company, 186k Limited, which reduced corporation tax payments and a repayment of corporate tax arising from the settlement of tax liabilities of around £44 million. For these reasons corporate tax payments in 2003/04 were lower than those in 2002/03.

        Purchases of tangible and intangible fixed assets net of disposal proceeds absorbed cash of £1,262 million compared with £1,254 million in 2003/04 and £1,407 million in 2002/03.

        The increase of £8 million in purchases of tangible and intangible fixed assets net of disposal proceeds from 2003/04 to 2004/05 reflected a reduction in cash outflows on capital expenditure of £46 million, offset by a £54 million reduction in cash proceeds from the sale of fixed assets, primarily property disposals. The reduction in capital expenditure related mainly to the UK electricity and gas transmission segment offset by an increase in capital expenditure on the Basslink interconnector.

        The reduction of £153 million in purchases of tangible and intangible fixed assets net of disposal proceeds from 2002/03 to 2003/04 reflected lower purchases of fixed assets amounting to £118 million, primarily related to reduced capital expenditure by UK gas distribution and discontinued operations. This reduction was partially offset by increased purchases in relation to the construction of the Basslink interconnector and Isle of Grain LNG projects. In addition, there was an increase in disposal proceeds of £35 million, mainly linked to the sale of property. Discontinued operations capital expenditure for 2002/03 related primarily to 186k Limited and The Leasing Group plc, which were disposed of during 2002/03.

        Cash outflows in 2004/05 relating to the acquisition of Group undertakings amounted to £1,151 million before taking account of cash acquired of £29 million, mainly relating to the acquisition of the UK operations of Crown Castle International Corp. There were cash outflows of £16 million to acquire investments compared with £26 million and £165 million in 2003/04 and 2002/03 respectively.

        Cash outflows in 2002/03 included £153 million related to expected contractual funding obligations in respect of joint ventures.

        Cash inflows from the disposal of investments in 2004/05 amounted to £8 million compared with £33 million in 2003/04 and £328 million in 2002/03. The 2002/03 inflow related primarily to the receipt of £157 million in respect of the full settlement of deferred payment arrangements arising from the sale of nuclear plant conducted before the completion of the acquisition of Niagara Mohawk, £53 million from the sale of other nuclear assets and £92 million from the sale of The Leasing Group plc.

        During 2003/04, the Group terminated some cross currency swaps, resulting in a cash inflow of £148 million. As a result of this transaction, the underlying borrowing which had been hedged by these swaps was translated to sterling, at the prevailing spot rate, resulting in an increase in net sterling borrowing of £140 million. Consequently, the impact of the termination of cross currency swaps on net debt was insignificant.

        During 2004/05 and 2003/04 we received cash of £13 million and £38 million respectively from the issue of ordinary share capital. During 2002/03, the Group purchased for cancellation 24.2 million shares resulting in a cash outflow of £97 million.

  Equity shareholders' funds

        Equity shareholders' funds at 31 March 2004 and 31 March 2003 have been restated from the amounts reported in last year's Group accounts as a consequence of implementing FRS 20 'Share-based Payment'. Equity shareholders' funds at 31 March 2004 of £1,213 million were restated to £1,221 million and at 31 March 2003 were restated from £1,113 million to £1,121 million.

        Equity shareholders' funds rose from £1,121 million at 31 March 2003 to £1,221 million at 31 March 2004 and to £1,359 million at 31 March 2005. These increases were mainly explained by the retained profit for the years to 31 March 2005 and 31 March 2004 of £177 million and £465 million respectively, partially offset by net foreign exchange adjustments amounting to £73 million and £417 million respectively, primarily related to the retranslation of US dollar denominated net assets and associated hedges.

  Capital expenditure

        Capital expenditure in 2004/05 was £1,431 million compared with £1,481 million in 2003/04 and £1,520 million in 2002/03. The decrease in 2004/05 compared with 2003/04 of £50 million reflected a reduction in capital expenditure in the UK electricity and gas transmission segment of £62 million and a reduction of £21 million within the UK gas distribution segment.

        The total level of capital expenditure for continuing operations of £1,481 million in 2003/04 was higher than capital expenditure within continuing operations for 2002/03 by £56 million. This reflected higher capital expenditure: in constructing the Basslink interconnector and the Isle of Grain LNG import terminal; within US electricity and gas distribution; and within UK electricity and gas transmission. The higher capital expenditure was partially offset by a reduction in capital expenditure within UK gas distribution.

        The Operating Review on pages 25 to 44 contains a discussion of any significant variance between years relating to capital expenditure by reporting segment and provides details of any material capital expenditure programmes.

  Net debt and gearing

        Net debt increased by £917 million from £12,632 million at 31 March 2004 to £13,549 million at 31 March 2005, primarily as a result of increased borrowings following the acquisition of the UK operations of Crown Castle International Corp. for a net cash outflow of £1,109 million, partially offset by exchange movements of £112 million and operating cash flows after payments for interest, tax and capital expenditure.

        The composition of net debt at 31 March 2005 is shown in note 27 to the accounts on page 118.

        Gearing at 31 March 2005 and 31 March 2004, calculated as net debt at that date expressed as a percentage of net debt plus net assets shown in the balance sheet, amounted to 91%. By comparison, the gearing ratio, adjusted for the inclusion of UK regulated businesses at their estimated regulatory asset values (adjusted gearing ratio), amounted to 56% at 31 March 2005 compared with 55% at 31 March 2004.

        The Group believes this adjusted ratio is a more relevant measure of gearing than one based on book values alone, because the book values do not reflect the economic value of the UK regulated business assets. A reconciliation of the adjustments necessary to calculate adjusted net assets is shown in the table below:

Adjustment to net assets	2005	2004 (restated)
	£m	£m
Net assets per balance sheet	1,391	1,271
Adjustment for increase in UK business regulatory values	9,252	8,900

Adjusted net assets	10,643	10,171

        As a registered holding company, under the US Public Utility Holding Company Act 1935, we operate under certain regulatory restrictions applied by the SEC. As a result, the scope of our financing activity is limited to specific areas that are authorised from time to time, such authorisation being currently set sufficient to cover all normal requirements. In addition, we are required to maintain our consolidated common stock equity as a percentage of our total consolidated capitalisation (defined in general as common stock equity plus preferred stock plus gross debt) measured on a US GAAP book value basis at 30% or above. At 31 March 2005, this ratio stood at 41.8% (31 March 2004: 41.3%).

  Cash flow forecasting

        Both short- and long-term cash flow forecasts are produced frequently to assist in identifying the liquidity requirements of the Group.

        These forecasts are supplemented by a financial headroom position that is supplied to the Finance Committee of the Board regularly to demonstrate funding adequacy for at least a 12 month period. The Group also maintains a minimum level of committed facilities in support of that objective.

  Credit facilities and unutilised Commercial Paper and Medium Term Note Programmes

        The Group has both committed and uncommitted facilities that are available for general corporate purposes.

        At 31 March 2005, National Grid Transco had a US$3.0 billion US Commercial Paper Programme (US$2.7 billion of which was unutilised); National Grid Company plc had a US$1.0 billion US Commercial Paper Programme (unutilised) and a US$1.0 billion Euro Commercial Paper Programme (US$0.6 billion unutilised); and National Grid Transco and National Grid Company plc had a joint Euro Medium Term Note Programme of €6 billion (€2.5 billion unissued). Transco plc had a US$2.5 billion US Commercial Paper Programme (US$1.5 billion unutilised) and a US$1.25 billion Euro Commercial Paper Programme (US$0.1 billion unutilised); and Transco plc and Transco Holdings plc had a joint Euro Medium Term Note Programme of €7.0 billion (€3.3 billion unissued). At 31 March 2005, the Group in the UK had £1.98 billion and $1.55 billion of short-term (364 day) committed facilities (undrawn) and £1.0 billion of uncommitted borrowing facilities (undrawn). The short-term committed facilities include an option to extend these facilities.

        National Grid USA companies had committed facilities of $680 million, all of which were undrawn at 31 March 2005. These facilities provide liquidity support for New England Power Company's tax-exempt debt programme.

        In addition to the above facilities, at 31 March 2005, Basslink had a A$630 million loan facility (A$140 million undrawn).

        Note 21 to the accounts on page 111 shows the maturity profile of all undrawn committed borrowing facilities of the Group in sterling at 31 March 2005.

Treasury policy

        The funding and treasury risk management of the Group is carried out by a central department operating under policies and guidelines approved by the Board. The Finance Committee, a committee of the Board, is responsible for regular review and monitoring of treasury activity and for approval of specific transactions, the authority for which may be delegated. The Group has a Treasury function that raises all the funding for the Group and manages interest rate and foreign exchange rate risk.

        The Group has separate financing programmes for each of the main Group companies. The Finance Committee of the Board and the finance committee or board of the appropriate Group undertaking approve all funding programmes.

        The Treasury function is not operated as a profit centre. Debt and treasury positions are managed in a non-speculative manner, such that all transactions in financial instruments or products are matched to an underlying current or anticipated business requirement.

        The use of derivative financial instruments is controlled by policy guidelines set by the Board. Derivatives entered into in respect of gas and electricity commodities are used in support of the business' operational requirements and the policy regarding their use is explained on page 52.

        As a result of the Public Utilities Holding Companies Act 1935 and other US regulatory limits applicable to certain US companies in the Group, the freedom of these companies to provide financing among themselves is restricted. Nevertheless, for those Group companies external financings or other arrangements are in place to ensure that they have adequate access to short-term liquidity.

        The Group had borrowings outstanding at 31 March 2005 amounting to £14,219 million (31 March 2004: £13,248 million). The table in note 20 on page 108 shows the expected maturity of these borrowings.

        The Group has in place appropriate committed facilities, and believes that the maturing amounts in respect of its contractual obligations as shown on page 53 can be met from these facilities, operating cash flows and other refinancings that it reasonably expects to be able to secure in the future. The Group's financial position enables it to borrow on the wholesale capital and money markets and most of its borrowings are through public bonds and commercial paper.

        The Group places surplus funds on the money markets, usually in the form of short-term fixed deposits that are invested with approved banks and counterparties. Details relating to the Group's cash, short-term investments and other financial assets at 31 March 2005 are shown in note 21 to the accounts on page 110.

        We have a credit rating of Baa1/A-, provided by Moody's and S&P respectively. In addition, certain Group undertakings are also credit rated. National Grid Company plc has a credit rating of A2/A provided by Moody's and S&P respectively, whereas Transco plc has a credit rating of A2/A/A and Transco Holdings plc has been separately rated A3/A-/A- by Moody's, S&P and Fitch respectively.

        It is a condition of the regulatory ring-fences around National Grid Company plc, Transco plc and Transco Holdings plc that they use reasonable endeavours to maintain an investment grade credit rating. It is also an SEC requirement that we maintain an investment grade credit rating. At these ratings, the principal borrowing entities of the Group should have good access to the capital and money markets for future funding when necessary.

        The main risks arising from the Group's financing activities are set out below. The Board and the Finance Committee review and agree policies for managing each risk and they are summarised below.

  Refinancing risk management

        The Board controls refinancing risk mainly by limiting the amount of financing obligations (both principal and interest) arising on borrowings in any 12 month and 36 month period. This policy restricts the Group from having an excessively large amount of debt to refinance in a given time-frame. During the year, a mixture of short-term and long-term debt was issued.

        Within these limits we have increased the amount of short-term borrowings at 31 March 2005 in anticipation of repaying an expected £2.3 billion in debt following completion of the planned sales of four regional gas distribution networks expected to occur on 1 June 2005.

  Interest rate risk management

        The interest rate exposure of the Group arising from its borrowings and deposits is managed by the use of fixed and floating rate debt, interest rate swaps, swaptions and forward rate agreements. The Group's interest rate risk management policy is to seek to minimise total financing costs (being interest costs and changes in the market value of debt) subject to constraints so that, even with large movements in interest rates, neither the interest cost nor the total financing cost can exceed pre-set limits. Some of the bonds in issue from National Grid Company plc and Transco Holdings plc are index-linked, that is their cost is linked to changes in the UK Retail Price Index (RPI). The Group believes these bonds provide a good hedge for revenues that are also RPI-linked under the price control formulae.

        The performance of the Treasury function in interest rate risk management is measured by comparing the actual total financing costs of its debt with those of a passively-managed benchmark portfolio.

  Foreign exchange risk management

        The Group has a policy of hedging certain contractually committed foreign exchange transactions over a prescribed minimum size. It covers a minimum of 75% of such transactions expected to occur up to six months in advance and of 50% of transactions six to twelve months in advance. Cover generally takes the form of forward sale or purchase of foreign currencies and must always relate to underlying operational cash flows.

        The principal foreign exchange risk to which the Group is exposed arises from assets and liabilities not denominated in sterling. In relation to these risks, the objective is to match the US dollar proportion of the Group's financial liabilities to the proportion of its cash flow that arises in dollars and is available to service those liabilities.

        Foreign exchange fluctuations will affect the translated value of overseas earnings and cash flows. This translation has no impact on the currency cash flows of the Group, and accordingly is not hedged other than indirectly through the natural hedge of having foreign currency interest expense arising on currency denominated liabilities. Cash flows may be hedged through matching with interest flows or by forward foreign exchange deals and options.

        The currency and average interest rate compositions of the Group's financial liabilities and assets are shown in note 21 to the accounts on pages 109 and 110 respectively.

  Counterparty risk management

        Counterparty risk arises from the investment of surplus funds and from the use of derivative instruments. The Finance Committee has agreed a policy for managing such risk, which is controlled through credit limits, approvals and monitoring procedures.

  Derivative financial instruments held for purposes other than trading

        As part of its business operations, the Group is exposed to risks arising from fluctuations in interest rates and exchange rates. The Group uses off balance sheet financial instruments (derivatives) to manage exposures of this type and they are a useful tool in reducing risk. The Group's policy is not to use derivatives for trading purposes. Derivative transactions can, to varying degrees, carry both counterparty and market risk.

        The Group enters into interest rate swaps to manage the composition of floating and fixed rate debt and so hedge the exposure of borrowings to interest rate movements. In addition, the Group enters into bought and written option contracts on interest rate swaps. These contracts are known as swaptions. The Group also enters into foreign currency swaps to manage the currency composition of borrowings and so hedge the exposure to exchange rate movements. Certain agreements are combined foreign currency and interest rate swap transactions. Such agreements are known as cross currency swaps.

        The Group enters into forward rate agreements to hedge interest rate risk on short-term debt and money market investments. Forward rate agreements are commitments to fix an interest rate that is to be paid or received on a notional deposit of specified maturity, starting at a future specified date.

        More details on derivative financial intruments are provided in note 21 to the accounts on page 110.

  Valuation and sensitivity analysis

        The Group calculates the fair value of debt and derivative instruments by discounting all future cash flows by the market yield curve at the balance sheet date. The market yield curve for each currency is obtained from the Reuters or Bloomberg screen notes for interest and foreign exchange rates. In the case of instruments with optionality, the Black's variation of the Black-Scholes model is used to calculate fair value.

        The valuation techniques described above for interest rate swaps and currency swaps are a standard market methodology. These techniques do not take account of the credit quality of either party but this is not considered to be a significant factor unless there is a material deterioration in the credit quality of either party.

        In relation to swaptions, the Group only uses swaptions for hedging purposes with a European style exercise. As a consequence, the Black's variation of the Black-Scholes model is considered to be sufficiently accurate for the purpose of providing fair value information in relation to these types of swaptions. More sophisticated valuation models exist but the Group does not believe it is necessary to employ these models, given the extent of its activities in this area.

        The valuations obtained using the techniques described above are used for the purpose of disclosure of fair value information under UK GAAP as shown in note 21 to the accounts on page 110 and for recognition, where appropriate, under US GAAP as shown in notes 32 and 33 to the accounts commencing on page 121.

        For debt and derivative instruments held, the Group utilises a sensitivity analysis technique to evaluate the effect that changes in relevant rates or prices will have on the market value of such instruments.

        At 31 March 2005, the potential change in the fair value of the aggregation of long-term debt and derivative instruments, assuming an increase or decrease of 10% in the level of interest rates and exchange rates, was £151 million and £159 million for interest rates and £386 million and £472 million for exchange rates respectively.

Commodity price hedging

        In the normal course of business, the Group is party to commodity derivatives. These have included indexed swap contracts, gas futures, electricity swaps, gas options, gas forwards and gas basis swaps that are principally used to manage commodity prices associated with its gas and electricity delivery operations. This includes the buying back of capacity rights already sold in accordance with the Group's UK gas transporter licences and Network Code obligations.

        These financial exposures are monitored and managed as an integral part of the Group's financial risk management policy. At the core of this policy is a condition that the Group will engage in activities at risk only to the extent that those activities fall within commodities and financial markets to which it has a physical market exposure in terms and volumes consistent with its core business. The Group does not issue or intend to hold derivative instruments for trading purposes, and holds such instruments consistent with its various licence and regulatory obligations in the UK and US.

        As a result of the restructuring of the electricity industry in New York State, Niagara Mohawk replaced existing power purchase agreements in 1998 with indexed swap contracts that expire in June 2008. The indexed swaps and fossil fuel plant swaps are the subject of regulatory rulings that allow the gains and losses to be passed on to customers.

        At 31 March 2005, the Group had liabilities of £327 million (31 March 2004: £391 million) in respect of the above indexed swap contracts, and has recorded a corresponding regulatory asset. The asset and liability will be amortised over the remaining term of the swaps as nominal energy quantities are settled and will be adjusted as periodic reassessments are made of energy prices. A 10% movement in the market price of electricity would result in a £27 million movement in the value of the index-linked swap contracts assuming a US dollar to sterling exchange rate of $1.89: £1. There would be no impact on earnings, as there would be a corresponding movement in the book value of the related regulatory asset.

        The fair value of the index-linked swap contracts is based on the difference between projected future market prices and projected contract prices as applied to the notional quantities stated in the contracts and discounted using a US Treasury Bill rate curve to the current present value.

        Payments made by Niagara Mohawk under indexed swap contracts are affected by the price of natural gas. Niagara Mohawk uses New York Mercantile Exchange (NYMEX) gas futures as hedges to mitigate this impact. The futures contracts are derivative instruments with gains and losses deferred as an offset to the corresponding increases and decreases in the swap payments. As at 31 March 2005, the last options to which Niagara Mohawk was counterparty had expired and there were no open option positions outstanding at this date. Niagara Mohawk is not currently using options to hedge its gas commodity. Gains relating to gas futures as at 31 March 2005 were not material and, as a result of regulatory treatments, have no impact on earnings.

        Niagara Mohawk's gas rate agreement allows for collection of the commodity cost of natural gas sold to customers. The regulator also requires that actions be taken to limit the volatility in gas prices passed on to customers. Niagara Mohawk meets this requirement through the use of NYMEX gas futures. These contracts are hedges of Niagara Mohawk's natural gas purchases. Gains and losses are deferred until the month that the hedged contract settles. At 31 March 2005, deferred gains on these contracts were immaterial in the context of the Group as a whole.

        In our UK gas transmission operation we are obliged to offer for sale through a series of auctions (both short- and long-term) a predetermined quantity of entry capacity for every day in the year at predefined locations. Where, on the day, the gas transmission system's capability is constrained, such that gas is prevented from entering the system for which entry capacity rights have been sold, then UK gas transmission is required to buy back those entry capacity rights sold in excess of system capability. Forward and option contracts are used to reduce the risk and exposure to on-the-day entry capacity prices.

        Our UK electricity transmission operations have also entered into electricity options, pursuant to the requirement to stabilise the electricity market in Great Britain through the operation of the British Electricity Trading and Transmission Arrangements (BETTA). The options are for varying terms and have been entered into so that the Group has the ability to deliver electricity as required to meet its obligations under the electricity transmission licence. The Group has not and does not expect to enter into any significant derivatives in connection with its BETTA role.

Commitments and contingencies

        The Group's commitments and contingencies outstanding at 31 March are summarised in the table below:

Commitments and contingencies	2005	2004
	£m	£m
Future capital expenditure contracted but not provided	927	448
Total operating lease commitments	930	478
Power commitments	4,915	5,555
Other commitments, contingencies and guarantees	349	263

        Information regarding the Group's obligations under pension and other post-retirement benefits is given below under the heading 'Retirement arrangements'.

        The power commitments shown in the commitments and contingencies table above reflect the Group's obligation to purchase energy under longterm contracts. To the extent that power commitment obligations exceed the above market values that are attributable to these contracts, the net present value of these amounts is reflected in creditors and is not shown in this table. At 31 March 2005, the component of power commitments representing the above market value amounts included, within creditors, amounts falling due within one year and amounts falling due after more than one year of £54 million (2004: £57 million) and £90 million (2004: £149 million) respectively.

        The Group proposes to meet all of its commitments from operating cash flows, existing credit facilities, future facilities and other financing that it reasonably expects to be able to secure in the future.

  Contractual obligations at 31 March 2005

        The table of contractual obligations shown opposite analyses the long-term contractual obligations of the Group according to its payment period.

        Purchase obligations reflect the Group's commitments under power commitments (excluding the above market amounts) and future capital expenditure contracted for but not provided. The other long-term liabilities reflected in the balance sheet at 31 March 2005 comprise the net present value of purchase power obligations in respect of above market amounts; liability for index-linked swap contracts; and other creditors that represent contractual obligations falling due after more than one year.

Contractual obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Total borrowings	14,219	3,256	2,471	2,506	5,986
Operating lease commitments	930	99	174	156	501
Purchase obligations	5,842	1,656	1,534	1,030	1,622
Other long-term liabilities reflected in the balance sheet	616	126	318	126	46

	21,607	5,137	4,497	3,818	8,155

  Off balance sheet arrangements

        With the exception of derivative financial instruments used for the purpose of managing risks associated with fluctuations in interest rates, exchange rates and commodity prices, described on pages 51 to 53, the Group does not have any other off balance sheet arrangements that have or are likely to have any current or future effect on the financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material.

        Note 21 to the accounts on page 110 provides fair value information in relation to all off balance sheet derivative financial instruments used by the Group.

  Retirement arrangements

        The Group operates three major UK occupational pension schemes— the National Grid Company Group of the Electricity Supply Pension Scheme (the National Grid Scheme), the Lattice Group Pension Scheme (the Lattice Scheme) and the Crown Castle UK Pension Scheme (the Crown Castle Scheme). The National Grid Scheme is a defined benefit pension scheme. The Lattice Scheme has a defined benefit section that is effectively closed to new entrants and a defined contribution section. The Crown Castle Scheme is a defined benefit pension scheme that is closed to new entrants. There are no current plans to merge the schemes.

        In addition to the UK schemes, employees of National Grid USA companies are eligible to receive retirement income benefits primarily through defined benefit arrangements. Post-retirement healthcare and life insurance benefits are also provided to qualifying retirees.

        Actuarial valuations of the Lattice Scheme and the National Grid Scheme were carried out as at 31 March 2003 and 31 March 2004 respectively. The last actuarial valuation of the Crown Castle Scheme was as at 31 December 2002.

        In respect of US-based pension and other post-retirement schemes, the latest full actuarial valuations were carried out at 1 April 2004. These valuations were updated using assumptions and market values at 31 March 2005.

        The actuarial valuation of the Lattice Scheme as at 31 March 2003 was completed during the year ended 31 March 2004. This revealed that the pre-tax deficit was £879 million (£615 million net of tax) in the defined benefit section on the basis of the funding assumptions adopted by the actuary.

        An assessment of the Lattice Scheme was conducted as at 31 March 2004. This assessment indicated that the deficit has decreased in the defined benefit section on the basis of the funding assumptions adopted by the actuary. The next full valuation will be conducted at 31 March 2006.

        It has been agreed that no funding of the deficit identified in the 2003 actuarial valuation will need to be provided to the scheme until the outcome an interim actuarial assessment as at 31 March 2007 is known. At this point, the Group will pay the gross amount of any deficit up to a maximum amount of £520 million (£364 million net of tax) into the scheme. Until the 31 March 2007 actuarial valuation has been completed, the Group has arranged for banks to provide the trustees of the Lattice Scheme with letters of credit. The main conditions under which these letters of credit could be drawn relate to events which would imperil the interests of the scheme, such as Transco plc, a Group undertaking, becoming insolvent or the Group failing to make agreed payments into the fund. Employer cash contributions for the ongoing cost of the Lattice Scheme are currently being made at a rate of 23.3% of pensionable payroll for the year to 31 March 2006.

        The actuarial valuation of the National Grid Scheme at 31 March 2004 was completed during the year ended 31 March 2005 and revealed a pre-tax deficit of £272 million (£190 million net of tax) on the basis of the funding assumptions adopted by the actuary.

        It has been agreed that no funding of the deficit identified in the 2004 actuarial valuation will need to be provided to the scheme until the outcome of the actuarial valuation as at 31 March 2007 is known. At this point, the Group will pay the gross amount of any deficit up to a maximum amount of £68 million (£48 million net of tax) into the scheme. Until the 31 March 2007 actuarial valuation has been completed, the Group has arranged for banks to provide the trustees of the National Grid Scheme with letters of credit. The main conditions under which these letters of credit could be drawn relate to events which would imperil the interests of the scheme, such as National Grid Company plc becoming insolvent or the Group failing to make agreed payments into the fund. Employer cash contributions for the ongoing cost of the National Grid Scheme are currently being made at a rate of 13.1% of pensionable payroll.

        The actuarial valuation of the Crown Castle Scheme as at 31 December 2002 was completed during the year ended 31 December 2003. This revealed that the pre-tax deficit was £3 million (£2 million net of tax) on the basis of the funding assumptions adopted by the actuary. The next valuation will be conducted at 31 December 2005. Employer cash contributions for the ongoing cost of the Crown Castle Scheme are currently being made at a rate of 18.4% of pensionable payroll.

        There are no set employer contribution rates for the US schemes.

  Details of material litigation to which the Group was a party at 31 March 2005

        Our subsidiary Transco plc has been charged with breaches of the Health and Safety at Work Act 1974 following fatal accidents at Larkhall, Lanarkshire, in December 1999 and at Cavendish Mill, Lancashire, in November 2001. In each case the maximum penalty for such breaches is an unlimited fine.

        Further details of litigation and other material disputes are contained within note 29 to the accounts on page 120.

Critical accounting policies

        The accounts are prepared using the Group's accounting policies as described on pages 85 to 87, in accordance with UK GAAP.

        UK GAAP differs in certain significant respects from US GAAP. Information relating to the nature and effect of such differences is summarised in note 32 to the accounts 'Differences between UK and US accounting principles' on pages 121 to 129.

        The application of accounting principles, requires us to make estimates, judgements and assumptions that may affect the reported amounts of assets, liabilities, revenue and expenses and the disclosure of contingent assets and liabilities in the accounts. On an ongoing basis, we evaluate our estimates using historical experience, consultation with experts and other methods that we consider reasonable in the particular circumstances to ensure compliance with UK GAAP and with US GAAP. Actual results may differ significantly from our estimates, the effect of which is recognised in the period in which the facts that give rise to the revision become known.

        Certain of the Group's UK GAAP accounting policies have been identified as critical accounting policies, as these policies involve particularly complex or subjective decisions or assessments. The discussion of critical accounting policies below should be read in conjunction with the description of the Group's accounting policies set out on pages 85 to 87. Where critical accounting policies adopted under US GAAP are significantly different from the ones adopted under UK GAAP, additional information is included in the US GAAP section on pages 57 to 59.

  Estimated asset economic lives

        Determining the particular asset economic lives for goodwill and tangible fixed assets involves the exercise of judgement and can materially affect the reported amounts for goodwill amortisation and depreciation of tangible fixed assets.

        Under UK GAAP, goodwill is principally being amortised over 20 year periods, while the economic lives of tangible fixed assets are disclosed in 'Accounting policies—e) Tangible fixed assets and depreciation' on page 85. For the year ended 31 March 2005, the Group profit and loss account reflected goodwill amortisation and depreciation of tangible fixed assets amounting to £109 million and £860 million (2003/04: £99 million and £866 million) respectively.

        In businesses such as ours, which are capital intensive in nature and have long tangible fixed asset lives, goodwill is similarly expected to have a long asset life. Therefore, goodwill is amortised over a long life, typically 20 years. If goodwill were amortised over 10 or 30 years, goodwill amortisation would increase or decrease by approximately £110 million or £40 million per annum respectively. This sensitivity assumes the same average US dollar to sterling exchange rate as applied in 2004/05.

  Impairment of fixed assets

        Goodwill, fixed asset investments and tangible fixed assets are reviewed for impairment in accordance with UK GAAP. Future events could cause these assets to be impaired, resulting in an adverse effect on the future results of the Group.

        Reviews for impairments are carried out under UK GAAP in the event that circumstances or events indicate the carrying value of fixed assets may not be recoverable. Such circumstances or events could include: a pattern of losses involving the fixed asset; a decline in the market value for a particular fixed asset; and an adverse change in the business or market in which the fixed asset is involved.

        When a review for impairment is carried out under UK GAAP, the carrying value of the asset, or group of assets if it is not reasonably practicable to identify cash flows arising from an individual fixed asset, is compared with the recoverable amount of that asset or group of assets. The recoverable amount is determined as being the higher of the expected net realisable value or the present value of the expected cash flows attributable to that asset or groups of assets. The discount rate used to determine the present value is an estimate of the rate the market would expect on an equally risky investment and is calculated on a pre-tax basis. Estimates of future cash flows and the selection of appropriate discount rates relating to particular assets or groups of assets involve the exercise of a significant amount of judgement.

        At 31 March 2005, we carried out reviews for impairments in respect of goodwill in general, and other assets relating to interconnectors, LNG, and certain telecom activities. We determined that an impairment of £2 million to goodwill and £2 million to tangible fixed assets relating to a telecoms activity was required but we did not recognise any other impairments.

        During the year ended 31 March 2004, we carried out reviews for impairments in respect of goodwill in general, and other assets attributable to Advantica, telecoms, metering, interconnectors and LNG. We determined that the carrying value of goodwill and tangible fixed assets related to Advantica and telecoms were impaired based on estimates of future operating results of the respective asset groups. As a result, we recognised within restructuring costs an impairment charge of approximately £20 million.

  Replacement expenditure

        This expenditure represents the cost of planned maintenance on gas mains and services assets, the vast majority of which relates to the Group's UK gas distribution business. This expenditure is principally undertaken to maintain the safety of the gas network in the UK and is written off to the profit and loss account as incurred, as such expenditure does not enhance the economic performance of those assets. If such expenditure in the future were considered to enhance these assets, it would be capitalised and treated as an addition to tangible fixed assets, thereby significantly affecting the reporting of future results.

        The total amount charged to the profit and loss account in respect of replacement expenditure during the year ended 31 March 2005 was £474 million (2003/04: £388 million). This accounting policy materially affects only the results of the UK gas distribution segment.

  Regulatory assets

        These assets are recorded in the accounts under UK GAAP in accordance with the principles of SFAS 71 'Accounting for the Effects of Certain Types of Regulation', a US GAAP accounting standard. SFAS 71 provides that certain costs may be deferred on the balance sheet (referred to as 'regulatory assets') if it is probable that the costs will be recovered through future increases in regulated revenue rates. An entity applying SFAS 71 does not need absolute assurance prior to capitalising a cost, only reasonable assurance. If the principles of SFAS 71 were not applicable, it is likely that this would result in the full or partial non-recognition of these regulatory assets and thereby materially alter the view given by the accounts.

        In applying the principles of SFAS 71, UK GAAP measurement principles are followed in the preparation of the Group's UK GAAP results. Regulatory assets under UK GAAP are only recognised if a US GAAP regulatory asset has already been recognised; furthermore only those regulatory assets arising as a result of a past transaction or event are recorded under UK GAAP. Regulatory assets are only recognised in respect of US activities and primarily relate to the US electricity and gas distribution and US stranded cost segments.

        The total carrying value of regulatory assets, under UK GAAP, at 31 March 2005 amounted to £2,771 million (£3,111 million at 31 March 2004).

  Turnover

        Turnover includes an assessment of energy and transportation services supplied to customers between the date of the last meter reading and the year end. Changes to the estimate of the energy or transportation services supplied during this period would have an impact on the reported results of the Group.

        In our US electricity transmission and US electricity and gas distribution segments, estimates of energy supplied are based on a combination of known energy purchases and the historical pattern of billings information. Our estimate of unbilled revenues for these segments amounted to £97 million, 3% of total annual segmental revenues, at 31 March 2005 (£85 million, 2%, at 31 March 2004).

        In our UK electricity and gas transmission and UK gas distribution segments, turnover in respect of transportation services supplied includes an estimate for transportation services supplied but not yet invoiced, which substantially represents the transportation services supplied in respect of the last month of the year. The estimate of unbilled turnover is determined as the total of commodity services supplied, less amounts already billed during the year. Total commodity services supplied is calculated from the actual volume of gas transported at estimated weighted average prices, based on recent history and the value of contracted capacity services supplied. Our estimate of unbilled revenues at 31 March 2005 for these segments amounted to £276 million, 7% of total annual segmental revenues (£287 million, 7%, at 31 March 2004).

        Under UK GAAP, the Group is not permitted to recognise and has not recognised any liability for amounts received or receivable from customers in excess of the maximum amount allowed for the year under regulatory agreements that will result in an adjustment to future prices.

  Pensions and other post-retirement benefits

        The Group operates a number of defined benefit schemes for its employees. In addition, other post-retirement benefits are provided to employees within the Group's US businesses. The cost of providing pensions and other post-retirement benefits is charged to the profit and loss account on a systematic basis over the service lives of the employees in the scheme in accordance with Statement of Standard Accounting Practice No. 24 (SSAP 24).

        Pension and other post-retirement benefits are inherently long term, and future experience may differ from the actuarial assumptions used to determine the net charge for 'pension and other post-retirement charges'. Note 7 to the accounts on pages 97 to 99 describes the principal discount rate, earnings increase, and pension/healthcare payment increase assumptions that have been used to determine the pension and postretirement charges in accordance with current UK GAAP. The calculation of any charge relating to 'pensions and other post-retirement benefits' is clearly dependent on the assumptions used, which reflects the exercise of judgement. The assumptions adopted are based on prior experience, market conditions and the advice of plan actuaries.

        Each year, we choose a discount rate for each scheme which reflects yields on high-quality fixed-income investments, which may be increased for SSAP 24 purposes to allow for higher returns expected over the longer term from the schemes' equity holdings. The pension liability and future pension expense both increase as the discount rate is reduced.

        At 31 March 2005, the Group's prepaid pension asset was £38 million, compared with £19 million at the end of 2003/04 and the Group's pension and other post-retirement benefits provision was £512 million, compared with £464 million at the end of 2003/04.

        For the year ended 31 March 2005, the Group recognised a charge excluding exceptional items for pensions and other post-retirement benefits of £231 million (before tax), lower than the £264 million net charge in 2003/04, both before amounts capitalised and amounts deferred as regulatory assets.

        The Group has also provided disclosures in accordance with FRS 17 indicating the significantly different results and balance sheet position that would have resulted had FRS 17 been adopted instead of SSAP 24. These disclosures are in note 7 to the accounts on pages 99 to 101. Applying FRS 17 would have reduced the net charge, excluding exceptional items for 'pensions and other post-retirement benefits' by £83 million before tax and reduced net assets by £1,107 million.

  Restructuring costs

        The application of UK GAAP measurement principles results in the recognition of restructuring costs, mainly redundancy related, when the Group is irrevocably committed to the expenditure, with the main features of any restructuring plan being communicated to affected employees. If material, these costs are recognised as exceptional.

        Restructuring costs recognised by the Group are referred to in 'Exceptional items' for each year and are discussed earlier in this Financial Review.

  Derivative financial instruments

        Derivatives are used by the Group to manage its interest rate, foreign currency, and commodity price risks in respect of expected energy usage. All such transactions are undertaken to provide a commercial hedge of risks entered into by the Group.

        UK GAAP applies an 'historical cost' and 'hedge accounting' model to these derivatives. Substantially, this model results in gains and losses arising on derivatives being recognised in the profit and loss account or statement of total recognised gains and losses at the same time as the gain or loss on the item being hedged is recognised. Index-linked swap contracts are carried in the UK GAAP balance sheet within creditors, with a total liability amounting to £327 million at 31 March 2005 (£391 million at 31 March 2004). The best estimate of this liability was the estimated market value of the swaps at the balance sheet date determined on the basis of the technique discussed on page 52.

        The application of a 'fair value' model would result in derivatives being marked to market. Gains or losses relating to these derivatives may or may not be recognised in the profit and loss account or statement of total recognised gains and losses at the same time as any related gains or losses on underlying economic exposures, depending upon whether the derivatives are deemed to have a hedging relationship.

        Note 21 to the accounts on pages 109 to 111 gives a significant amount of detail relating to the Group's financial instruments. This includes the identification of the difference between the carrying value and fair value of the Group's financial instruments, including derivatives.

  Environmental liabilities and decommissioning costs

        Provision is made for liabilities arising from environmental restoration, remediation and decommissioning costs relating to various sites owned by the Group, as described in note 22 to the accounts on pages 111 and 112. The calculations of these provisions are based on estimated cash flows relating to these costs discounted at an appropriate rate where the impact of discounting is material. The total costs and timing of cash flows relating to environmental and decommissioning liabilities are based on management estimates supported by the use of external consultants.

        At 31 March 2005, we have recorded provisions for environmental liabilities and decommissioning costs totalling £596 million. A range of possible recorded provision balances was possible if different assumptions had been used. For example, a 10% increase in the projected net cash outflows would increase the total environmental and decommissioning provision balance by approximately £60 million. The provisions can also be affected by the timing of cash flows and from changes in the discount rates used. A 1% decrease in the discount rates used to calculate the provisions would increase the total balance by approximately £36 million.

  Taxation

        The Group's tax charge is based on the profit for the year and tax rates in effect. The determination of appropriate provisions for taxation requires us to take into account anticipated decisions of tax authorities and estimate our ability to utilise tax benefits through future earnings and tax planning. Our estimates and assumptions may differ from future events.

Related party transactions

        The Group provides services to and receives services from related parties. In the year ended 31 March 2005, the Group charged £4 million and received charges of £24 million from its related parties, other than Directors. Further information relating to related party transactions is contained within note 28 to the accounts on page 119.

Changes and developments

        Significant changes and developments that have occurred since 31 March 2005 have been noted in this Annual Report and Accounts 2004/05.

Going concern

        Having made enquiries, the Directors consider that the Company and the Group have adequate resources to continue in business for the foreseeable future and that it is therefore appropriate to adopt the going concern basis in preparing the accounts.

US GAAP reporting

  Overview

        The accounts have been prepared in accordance with UK GAAP, which differs in certain significant respects from US GAAP. A reconciliation of net income and equity shareholders' funds from UK GAAP to US GAAP, together with a summary of adjustments, is provided in note 32 to the accounts on pages 121 to 129. In addition, condensed income statements, balance sheets and segmental information prepared in accordance with US GAAP are provided in note 33 to the accounts on pages 130 to 135.

  Results and financial position under US GAAP

        Net income from continuing operations for 2004/05 under US GAAP was £1,304 million (2003/04: £998 million; 2002/03: £790 million). The US GAAP results for 2004/05, 2003/04 and 2002/03 included losses relating to discontinued operations amounting to £nil; £nil; and £39 million respectively. Consequently, net income for 2004/05 under US GAAP was £1,304 million (2003/04: £998 million; 2002/03: £751 million). This compared with the profit for the year under UK GAAP for 2004/05, 2003/04 and 2002/03 of £908 million; £1,074 million; and £351 million respectively.

        Equity shareholders' funds under US GAAP at 31 March 2005 were £10,591 million (2004: £9,821 million) compared with £1,359 million (2004: £1,221 million (restated)) under UK GAAP. Because the application of merger accounting principles under UK GAAP has fundamentally affected the comparison of UK GAAP results with US GAAP results, the following is a discussion of the impact the application of US GAAP has had on the results, which should be read in conjunction with the Operating Review on pages 25 to 44 and the rest of this Financial Review.

        Note 33 to the accounts on pages 130 to 135 shows condensed financial statements for 2004/05, 2003/04 and 2002/03 under US GAAP.

        The principal adjustments from net income and equity shareholders' funds under UK GAAP to their equivalents under US GAAP relate to adjustments arising from differences in accounting for the acquisition of the UK operations of Crown Castle International Corp. during 2004/05; the treatment of the business combination with Lattice Group plc as an acquisition instead of as a merger; the capitalisation of replacement expenditure; the recording of derivative financial instruments at their fair value in the balance sheet; and the non-amortisation of goodwill. The other adjustments between UK GAAP and US GAAP are explained in more detail in note 32 to the accounts on pages 121 to 129.

        Some of the adjustments included within the US GAAP summary income statements and balance sheet substantially reflect reclassifications of items that are presented differently under UK GAAP and US GAAP, but that do not significantly impact on net income or net assets.

  Continuing and discontinued operations

        Under UK GAAP, the operating results of discontinued operations of Group undertakings are classified as part of total operating profit, whereas under US GAAP these amounts are shown net of any related interest and tax and shown as 'net loss from discontinued operations'. In respect of the discontinued activities of joint ventures, under UK GAAP these activities are also classified as part of total operating profit, whereas under US GAAP these amounts are accounted for within 'interest in equity accounted affiliates'. The share of equity affiliates' operating profit/(loss), net interest, taxation, and minority interests are disclosed separately under UK GAAP, whereas, under US GAAP, all these amounts are accounted for within 'interest in equity accounted affiliates'.

        At 31 March 2005, the planned sales of four of our regional gas distribution networks did not meet the criteria to be classified as discontinued under UK GAAP, US GAAP or IFRS. Since 31 March 2005, these criteria have been met for US GAAP and IFRS purposes, and so the Group will reclassify the assets, liabilities and results of these operations as discontinued in preparing the interim results for the six months ending 30 September 2005 and the full year results for the year ending 31 March 2006.

        Under UK GAAP, the planned sales are not presented as discontinued as the sales had not completed at the date the financial statements were approved. However, additional UK GAAP information has been included in note 2 to the accounts on pages 92 to 94 and additional US GAAP information has been included in note 32 on page 128.

  Business combinations

Acquisition accounting

        Under US GAAP, the Group applies purchase accounting to its business combinations, which is different from acquisition accounting under UK GAAP in certain respects. The most significant areas of difference are in the recognition of separately identifiable intangible assets and in measuring the fair value of acquired assets and liabilities assumed. This affects the amount of goodwill recognised under US GAAP as compared with UK GAAP. In the acquisition of the UK operations of Crown Castle International Corp. during 2004/05, the Group recognised £509 million of goodwill under US GAAP, compared with £622 million recognised under UK GAAP. The difference arises primarily as a result of £220 million of separately identifiable intangibles being recognised under US GAAP, partially offset by £96 million of deferred tax on that and other fair value adjustments. Furthermore, goodwill is not amortised under US GAAP as it is under UK GAAP but is measured annually for impairment.

Merger with Lattice Group plc

        The application of UK GAAP to the business combination of National Grid Group plc and Lattice Group plc in 2002/03 resulted in the transaction being treated as a merger, and so the accounts present the results of the Group on a combined basis both before and after the merger, using common accounting policies.

        Under US GAAP, purchase accounting was applied to this business combination, which is a fundamentally different method of accounting from the merger accounting applied under UK GAAP. Under US GAAP, National Grid Group plc (now National Grid Transco) is viewed as the acquirer of Lattice Group plc.

        The results of the Group under US GAAP only include the results of Lattice Group plc from 21 October 2002, the date of the business combination, and not prior to this date.

        In an acquisition under US GAAP, the assets and liabilities of the acquired business are measured at fair value as at the date of the acquisition and goodwill is recognised for the amount of the purchase price in excess of the fair value of the net assets acquired and liabilities assumed. The assets and liabilities of Lattice Group plc were measured and recorded at their fair values in the consolidated accounts of National Grid Group plc at the time of the business combination. This resulted in £3,824 million of goodwill being recognised under US GAAP.

        The most significant adjustment in establishing the fair value of the net assets acquired was attributable to property, plant and equipment. The most significant element, accounting for 94% of the total adjustment to property, plant and equipment, was in relation to Transco plc. Management determined that its knowledge of the UK regulatory environment within which Transco plc operates is superior to that of external specialists and therefore it was better qualified to estimate the relevant fair values. Thus, no external specialists were used and the adjustments were determined by management.

        The treatment of this business combination as an acquisition under US GAAP has significantly affected the UK electricity and gas transmission segment, UK gas distribution segment, and other activities, as compared with the treatment under UK GAAP. The remaining segments are unaffected by differences between merger and acquisition accounting principles. Consequently, this has impacted on the results of the segments as follows:

  •
  under US GAAP, the results of the UK electricity and gas transmission segment for 2002/03 relate solely to electricity transmission activities prior to 21 October 2002. Subsequent to that date, the segment results under US GAAP included gas transmission activities, which contributed £94 million to operating profit for 2002/03. In 2004/05 and 2003/04 respectively, the UK electricity and gas transmission segment contributed £711 million and £676 million to operating profit; and

  •
  UK gas distribution is a segment that was created following the business combination. The segment contributed £712 million, £758 million and £567 million to operating profit for 2004/05, 2003/04 and 2002/03 respectively.

  Investments

        Under UK GAAP, the results of Citelec, an equity accounted affiliate, were accounted for under hyper-inflationary accounting rules. Under US GAAP, the results of Citelec are not accounted for under hyper-inflationary accounting rules, but this did not give rise to any significant accounting difference compared with UK GAAP, as Citelec had already been impaired under US GAAP and was carried at £nil.

  Derivatives

        Under US GAAP, all derivatives are recorded at fair value except those that qualify for exemptions, such as normal purchase rules for commodity contracts. Changes in fair values of derivatives not designated as a hedge under US GAAP are recorded through earnings. The Group applies a hedging strategy which meets UK GAAP requirements, but does not apply US GAAP hedge accounting in most cases. This results in a much greater volatility in the US GAAP income statements.

  Pensions

        The Group accounts for its pension schemes under US GAAP in accordance with FAS 87 'Employers' Accounting for Pensions'. Under FAS 87, when pension scheme assets are less than the accumulated benefit obligation of that scheme, a minimum pension liability is recognised.

  Impairments

        No additional impairments to goodwill or other long-lived assets were identified during 2004/05. Following a review of goodwill and other longlived assets for impairment during 2003/04, evidence of impairment of goodwill and other intangible assets relating to Advantica was revealed. This resulted in an additional impairment charge relating to these assets being incurred under US GAAP amounting to £31 million. These charges are recorded in respect of Other activities.

  New US accounting standards adopted during 2004/05

        During 2004/05, the Group adopted the following US GAAP accounting standards.

FIN 46(R)

        FIN 46(R) requires the primary beneficiary of a variable interest entity for which control is achieved through means other than through voting rights to consolidate that variable interest entity. The Group adopted FIN 46(R) for the financial year beginning 1 April 2004. The Group has completed an assessment of this standard and determined that it did not have a material impact on the Group's financial statements.

FSP 106-2

        Financial Accounting Standards Board Staff Bulletin 106-2 'Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003' (FSP 106-2), was issued in May 2004, superseding FSP 106-1 of the same title issued in January 2004. This pronouncement relates to legislation which introduced a US federal subsidy to sponsors of certain retiree health care benefit plans. The Group has concluded that, if the provisions are finalised in their current form, the benefits provided under the Group's plan will be 'actuarially equivalent' to Medicare Part D as required by the legislation. The Group adopted FSP 106-2 prospectively in the quarter ended 30 September 2004, thereby reducing its accumulated benefit obligation by £43 million and realising a related £4 million tax benefit. Any decrease in the US GAAP future net periodic post-retirement benefit expense that results from this legislation will be deferred and credited to customers.

EITF 03-1

        In March 2004, the US Emerging Issues Task Force reached a consensus on assessing impairment losses and issued EITF Issue 03-1 'The Meaning of Other-Than-Temporary Impairment and Its Application for Certain Investments', which provides new guidance in this area and prescribes a three step impairment model. In September 2004, FASB Staff Position EITF 03-1-1 delayed the effective dates of the measurement and recognition guidance in paragraphs 10-20 of EITF 03-1. The disclosure requirements of EITF 03-1, remain effective and have been adopted by the Group; however, they did not have a significant impact on the Group.

  Recent US pronouncements not yet adopted

SFAS 123(R)

        Financial Accounting Standards Board Statement No. 123 (revised 2004) 'Share-Based Payment' (SFAS 123(R)) was issued in December 2004. This is a revision of SFAS 123 'Accounting for Stock-Based Compensation'. SFAS 123(R) supersedes APB Opinion No. 25 'Accounting for Stock Issued to Employees', and amends FASB Statement No. 95 'Statement of Cash Flows'. Generally, the approach in SFAS 123(R) is similar to the approach described in SFAS 123. However, SFAS 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognised in the income statement based on their fair values. Pro forma disclosure is no longer an alternative. The Group expects to adopt SFAS 123(R) as of 1 April 2006.

        SFAS 123(R) permits adoption of the requirements using one of two methods: a 'modified prospective' method where the requirements are applied to all share-based payments granted after the effective date of the pronouncement; or a 'modified retrospective' method which allows entities to restate prior periods based on the amounts previously recognised under SFAS 123 for the purposes of pro forma disclosures. The Group plans to adopt SFAS 123(R) using the modified prospective method.

        The Group adopted the fair-value based method of accounting for sharebased payments using the 'retroactive restatement method' described in FASB Statement No. 148 'Accounting for Stock-Based Compensation—Transition and Disclosure'. Currently, the Group uses a Monte Carlo simulation model for awards with market-based vesting conditions. For options granted to employees under the Company's shareholder schemes, the Group used the Black-Scholes European option pricing model to estimate the value of stock options granted to employees and expects to continue to use this acceptable option valuation model upon the required adoption of SFAS 123(R) on 1 April 2006. The Group does not anticipate that adoption of SFAS 123(R) will have a material impact on its results of operations or its financial position. However, SFAS 123(R) also requires the benefits of tax deductions in excess of recognised compensation cost to be reported as a financing cash flow, rather than as an operating cash flow as required under current accounting guidance. This requirement will reduce net operating cash flows and increase net financing cash flows in periods after the effective date.

SFAS 153

        In December 2004, as part of the FASB's short-term convergence project with the International Accounting Standards Board, the FASB issued FASB Statement No. 153 'Exchanges of Non-Monetary Assets' (SFAS 153), which is an amendment to APB Opinion No. 29 'Accounting for Non-Monetary Transactions' (APB 29). APB 29 provided an exemption to its general principle of measuring such transactions at fair value where the exchange related to similar productive assets. The exemption permitted the exchange to be valued at the recorded amount of the assets relinquished. SFAS 153 removes this exemption so that all non-monetary transactions (apart from those without commercial substance) are recorded at fair value. The Group expects to adopt SFAS 153 prospectively for all transactions taking place after 1 April 2006. The impact of the adoption of SFAS 153 cannot be predicted at this time because it will depend on whether applicable nonmonetary transactions take place after the effective date.

FIN 47

        FASB Interpretation No. 47 'Accounting for Conditional Asset Retirement Obligations' (FIN 47) was issued in March 2005. FIN 47 clarifies that the term 'conditional asset retirement obligation', as used in SFAS No. 143 'Accounting for Asset Retirement Obligations' (SFAS 143), refers to a legal obligation to perform an asset retirement activity in which the timing and/or method of settlement are conditional on a future event that may or may not be within the control of the Group. FIN 47 is effective for financial years ending after 15 December 2005. The Group does not believe the adoption of FIN 47 will have a material impact on its accounts.

Other matters

  Inflation

        In the UK, the Group's operating costs may be affected by inflation both in terms of potential cost increases and in terms of the regulatory revenue control, which is influenced by, among other things, movements in the UK Retail Price Index. While higher inflation would tend to increase the Group's cost base, this impact would be more than offset by increased revenue allowed under the Group's regulated revenue controls.

        Higher inflation would increase the cost base of the Group's US businesses. However, if there is a significant change in the rate of inflation, as measured by the change in the Gross Domestic Product Implicit Price Deflator, the regulatory settlements in Massachusetts, Rhode Island and New York allow for additional distribution revenue to be recovered from customers. In recent years, inflation in the UK and US has been relatively stable and has not significantly affected the period under review.

  Seasonality

        Although demand for electricity and gas can vary on a seasonal basis, the Group's UK electricity and gas transmission turnover and adjusted earnings are not, generally speaking, subject to substantial seasonal variations, because the largest elements of UK electricity and gas transmission turnover relate to customers' use of the transmission systems. Customers are charged for these services in a number of ways, some giving rise to variation in income over a financial year, but overall this typically provides for a relatively constant revenue stream over the course of the financial year.

        UK gas distribution is subject to regulatory agreements governing the maximum revenue that should be billed in a financial year. The timings of the recognition of these revenues are such that typically 60% of total revenue would be recognised in the second half of the financial year.

        US electricity transmission would normally provide for a relatively constant revenue stream over the course of a financial year.

        US electricity and gas distribution would usually expect total revenues in the second half of the financial year to be higher than in the first half, as a result of a higher demand for energy in the winter months.

Directors' Report

Incorporation

        National Grid Transco plc was first incorporated on 11 July 2000. The Company is registered in England and Wales with its registered office at 1-3 Strand, London WC2N 5EH (telephone +44 (0)20 7004 3000) and company number 4031152.

Activities

        The Company's principal activity is as the ultimate holding company of a group of companies involved in the transmission and distribution of energy, the provision of wireless infrastructure and other businesses in related markets.

        More detailed information about the Group's businesses, activities and the financial performance of the Group can be found in the Operating and Financial Review on pages 21 to 59.

        The Responsibility section of our website provides more detailed information on the non-financial performance of the Group (www.ngtgroup.com/responsibility).

Directors

        Biographical details of those Directors currently serving on the Board are on pages 18 and 19. Details of Directors who served during the year and of their interests in shares and share options can be found in the Directors' Remuneration Report on pages 69 to 79.

        The Company arranges Directors' and Officers' liability insurance cover, which the Board regards as appropriate and adequate.

Material interests

        At no time during the year did any Director have any material interest in a contract within the Group, being a contract of any significance in relation to the Group's business.

Post balance sheet events

        There have been no material events between 31 March 2005 and the date of this report which are required to be brought to the attention of shareholders.

Dividends

        An interim dividend of 8.5 pence per share (US$0.7865 per ADS) was paid on 24 January 2005.

        The Directors are recommending that a final dividend of 15.2 pence per share (US$1.3869 per ADS) be paid on 24 August 2005. The payment of the final dividend is subject to shareholder approval at the Annual General Meeting. This would bring the total dividend for 2004/05 to 23.7 pence per share (US$2.1734 per ADS).

Research and development

        Expenditure on research and development in 2004/05 was £9 million, compared with £10 million in 2003/04 and £18 million in 2002/03.

Share buy-back

        National Grid Transco has authority from shareholders to repurchase up to 10% of its own ordinary shares. This authority was not used during 2004/05, nor in the period to 18 May 2005.

        The Board intends to seek shareholder approval to renew this authority at the Extraordinary General Meeting which immediately follows the Annual General Meeting.

        Companies are now permitted to hold repurchased shares as treasury shares rather than cancelling them. The Board has no current intention to hold repurchased shares as treasury shares, other than as required for share schemes.

Political donations

        The Group made no political donations in the UK or European Union during the year (including donations as defined for the purposes of the Political Parties, Elections and Referendums Act 2000).

        Our US businesses contributed a total of US$20,000 (£10,695) in connection with the Democratic and Republican national conventions held in the summer of 2004 in Massachusetts and New York, in addition to the US$50,000 (£29,762) reported in last year's Directors' Report. No money was donated to either political party, and all of these contributions were compliant with US state and federal law.

Charitable donations

        During 2004/05 approximately £7,296,000 was spent in support of community initiatives and relationships across Group operations. Within this figure direct donations to charitable organisations amounted to approximately £1,352,000 in the UK (2003/04 £1,228,000) and £1,847,000 ($3,454,000) in the US (2003/04 £1,868,000 ($3,139,000)).

        We used the London Benchmarking Group model to assess our total community contributions. Our application of the model has been independently assured by the Corporate Citizenship Company. In addition to our charitable donations substantial financial support was provided for our Affordable Warmth Programme, Environmental Centres, Young Offender training programme and university research.

        To support employees' fundraising activities the Group operates a matched giving scheme. In the UK this scheme matches every pound donated or raised for charities and local community groups up to £400 per employee per year. In the US the programme assists voluntary support of eligible non-profit organisations by employees. Qualifying gifts of up to $3,500 per employee may be matched in any one year.

Policy on payment of creditors

        National Grid Transco is a signatory to the Better Payment Practice Code, details of which can be found at www.payontime.co.uk.

        The average creditor payment period at 31 March 2005 for the Group's principal operations in the UK was 28 days (26 days at 31 March 2004).

Substantial shareholders

        As at 18 May 2005, the Group had been notified of the following beneficial interests in 3% or more of its issued share capital:

% of issued share capital
The Capital Group Companies, Inc.	7.98
Legal & General Investment Management Ltd	3.88
Barclays plc	3.47
Credit Suisse First Boston group	3.24

        No further notifications have been received.

Employment policy

        Information on the Group's employee policies is included on pages 13 and 14 under the heading 'Investing in our People' and on pages 41 and 42 under the headings 'Valuing people through inclusion', 'Business ethics', 'Leadership development' and 'Employee engagement'.

        The Group uses multiple channels to communicate with its staff. These include email, Group intranets, cascade briefings, employee telephone information lines and in-house magazines. Additionally, regular consultation with employees and their trade unions takes place using both formal and informal mechanisms.

Employee share ownership

        The Group facilitates share ownership amongst its employees by the operation of both sharesave and share incentive plans in the UK. In the US, employees are able to invest in the Group through employee incentive thrift plans.

        In the UK, approximately 10,300 employees participate in sharesave schemes, representing about 64% of employees at the year-end. There are also 3,775 participants in the current share incentive plan, holding shares purchased on a monthly basis. In the US, 6,773 employees held ADSs in the employee incentive thrift plans at 31 March 2005, representing approximately 82% of employees.

Annual General Meeting

        National Grid Transco's 2005 Annual General Meeting will be held on Monday 25 July 2005. Details are set out in a separate Notice of Annual General Meeting.

Extraordinary General Meeting

        National Grid Transco will be holding an Extraordinary General Meeting immediately after its 2005 Annual General Meeting. The Extraordinary General Meeting seeks approvals principally in respect of the proposed return of cash to shareholders following the sales of four of our UK Gas Distribution networks.

On behalf of the Board

Helen Mahy
Group Company Secretary and General Counsel
18 May 2005

National Grid Transco plc
Registered office:
1-3 Strand, London WC2N 5EH

Registered in England and Wales: No. 4031152

Corporate Governance and
Risk and Compliance Management

Corporate Governance

The Combined Code on Corporate Governance

        National Grid Transco is subject to the Combined Code on Corporate Governance, updated in 2003. The Combined Code sets out principles and provisions relating to the good governance of companies. The aim is to provide guidance on how companies should be directed and controlled.

        The Company fully complied with the provisions set out in Section 1 of the Combined Code throughout the year. The following statements explain how the Company has applied the principles set out in Section 1 of the Combined Code.

The Board

        The Board currently consists of 14 Directors comprising the Chairman, six Executive Directors (including the Group Chief Executive) and seven Non-executive Directors, (including the Senior Independent Director). Short biographical details of each of the Directors are included on page 19.

        Mike Jesanis joined the Board as Group Director responsible for US Distribution in July 2004, following the retirement of Rick Sergel. John Allan was appointed as a Non-executive Director by the Board on 1 May 2005, following his recommendation by the Nominations Committee.

        All Directors are required to be re-elected by shareholders at the Annual General Meeting following their appointment by the Board and then at least once every three years. This ensures regular approval of Director appointments by shareholders.

        The Board, based on proposals from the Nominations Committee, assesses the independence of each of the Non-executive Directors using the guidelines set out in the Combined Code and considering the main question of whether the Director is independent in character and judgement. This opinion is based on current participation and performance on both the Board and Board Committees including consideration of the length of service at National Grid Transco together with that at either Lattice Group plc or National Grid Group plc prior to their merger. Based on this assessment the Board has determined that each of the Non-executive Directors is independent.

        Whilst John Grant has now served on the Board since November 1995, exceeding the nominal nine year guideline, his continued participation is valued. His extensive business experience allows useful input as an independently minded Non-executive Director. The Board has also agreed that he remain as chairman of the Remuneration Committee where continuity for at least a further year post-merger is desirable. In line with guidelines he will seek annual reappointment by shareholders.

        Professor Paul Joskow has now served on the Board for five years under the criteria set out above. He is considered by the Board to be an independent Director as his period as a director of New England Electric System is not considered to impact his independence given it now represents a minority part of the total operations of the Group. In addition, Professor Joskow is considered by the Board to be a world authority on utility regulation and to have a broad knowledge of the US utility scene.

Role of Chairman and Chief Executive

        The respective roles of the Chairman and Chief Executive are set out and approved by the Board. The Chairman's priority is the management of the Board and its governance while the primary role of the Chief Executive is the management of the Company.

        The main duties outside the Group of the Chairman, Sir John Parker, are included in his biography on page 19. During the year, the Chairman stepped down as Non-executive Chairman of RMC Group plc following its sale to Cemex of Mexico. In February 2005 he took up his post as Senior Non-executive Director of the Court of the Bank of England, and that of Chairman of Peninsular & Oriental Steam Navigation Company in May 2005. The Chairman continues to comply with the Combined Code requirement that no individual act as chairman for more than one FTSE 100 company. His contractual commitment to the Company is two days per week, but in practice this is often exceeded.

Role of Senior Independent Director

        A key responsibility for the Senior Independent Director is to be available to shareholders in the event that they may feel it inappropriate to relay views through the Chairman or Chief Executive. In addition the Senior Independent Director takes the lead when the Non-executive Directors assess the Chairman's performance and when the appointment of a new chairman is considered.

        Ken Harvey assumed the role of Senior Independent Director following the retirement of James Ross in October 2004.

Management of the Board

        In order to ensure effective control of the Group, the Board restricts a range of decisions to itself. The principal matters reserved to the Board include:

  •
  approval of the Group's business plan;

  •
  overall Group business strategy;

  •
  approval of Group financial policy;

  •
  matters of strategic importance likely to impact the Group;

  •
  approval of matters reserved to the Board and the delegations framework;

  •
  establishing Board Committees, setting their terms of reference, reviewing their activities and, where appropriate, ratifying their decisions;

  •
  internal control and risk management arrangements; and

  •
  results announcements to stock exchanges where National Grid Transco shares are traded and the approval of the Annual Report and Accounts (in conjunction with the Audit Committee).

        The Board manages these matters at its regular meetings and strategy days. It receives reports and presentations from each of the Executive Directors responsible for the Group's operating businesses and key central functions. It also receives minutes and/or oral reports of Board Committee meetings. This ensures that all Directors are aware of, and are in a position to monitor effectively, the overall performance of the Group, its development and implementation of strategy and its management of risk.

        To enable Directors to carry out their duties, they are able, where necessary, to seek outside independent legal advice at the Company's cost.

        The Chairman met separately with the Non-executive Directors twice during the year in formal session (once with the Group Chief Executive present) and three meetings are scheduled for 2005/06. These meetings and other regular informal discussions create the opportunity for valuable input from the Non-executive Directors.

Internal control and risk management

        The Board is ultimately responsible for the Group's system of internal control and for reviewing its effectiveness along with the review of risk management processes. National Grid Transco's system of internal control and embedded risk management, which has been in place throughout 2004/05, helps to safeguard the Group's assets and is designed to manage, rather than eliminate, material risks to the achievement of the Group's business objectives. These reviews recognise that any such system can provide only reasonable, and not absolute, assurance against material misstatement or loss.

        The Board, together with the Executive, Audit and Risk & Responsibility Committees, is central to the internal control process. Throughout the year the Board receives reports from each of these Committees and as part of the year-end process receives the Group Chief Executive's Letter of Assurance. This process seeks to confirm compliance with all major internal and external requirements along with the existence of appropriate controls and processes to manage risks and to provide details of material risks and control weaknesses. The Board additionally conducts a formal review of the effectiveness of internal controls based on the information and assurances provided to it directly and via the Committees mentioned.

        The Board has adopted a Code of Ethics for senior financial professionals. This code is available on the Group website at www.ngtgroup.com (where any amendments or waivers will also be posted). There were no amendments to, or waivers of, our Code of Ethics in 2004/05.

Board member training and development

        Upon appointment each Director receives material and presentations to provide an induction to the Company and its businesses and is provided with detailed information relating to the operation and management of the Board. Site visits and meetings with senior and middle managers and the Company's advisors are also arranged. Major shareholders are also invited to meet new Directors.

        The Group Company Secretary and General Counsel monitors Director attendance at meetings and the presentations that they receive to ensure that the Company is aware whether or not all Directors are in receipt of up-to-date information about the Group. Directors are also encouraged to attend relevant external courses to ensure that they are fully equipped to serve as effective Directors. For example, external courses attended during the year by Non-executive Directors included: 'Continuing Professional Development for Non-executive Directors' (including attendance at a Remuneration Committee Workshop) and 'The Non-executive Directors Seminar'.

        Significant attention has also been given to the development programme for each of the Executive Directors, established following in-depth personal appraisals with the assistance of external specialists. Development programmes include external and internal mentoring support, attendance at relevant business schools and experience of other boardrooms through serving as Non-executive Directors.

Board effectiveness

        The effectiveness of the Board, its Committees and individual Directors is vital to the overall success of the Group. A formal Board and Committee evaluation process in the form of a confidential questionnaire to each Director from the Group Company Secretary and General Counsel is used as the basis to assess the effectiveness of the Board, the Chairman and each of the Committees. The questionnaire is supplemented by one-to-one meetings between the Chairman and each of the Directors where individual performance is openly discussed along with any particular knowledge gap or the need for external training. Based on an analysis of the output of the questionnaire and the one-to-one meetings, an action plan is drawn up. This is discussed by the Nominations Committee before being recommended to the Board for action in the forthcoming year. During the last year actions included greater exposure of the Board to the next layer of management, improving the balance of strategic versus operational debate and improving the linkages between Board Committees. The aim is to ensure continuous improvement in Board processes and procedures. The Non-executive Directors also meet separately, under the chairmanship of the Senior Independent Director, to discuss the performance of the Chairman and provide him with collective feedback.

Board Committees

        The Board Committees comprise the Audit, Executive, Finance, Nominations, Remuneration and Risk & Responsibility Committees. The developing roles of Board Committees have led to them carrying out increasingly important work. This ensures that issues of policy and oversight are given time for detailed debate outside the main Board, where the time available is required to embrace a wide range of issues. To ensure the whole Board is updated, the Committee chairmen provide a summary of key issues debated and recommendations formulated at each Board meeting.

        Each Committee has established terms of reference, agreed by both the Committee and the Board. The terms of reference for each of these Committees are published on the Group website at www.ngtgroup.com.

  Audit Committee

        The current members of the Audit Committee are John Allan, John Grant, Maria Richter and George Rose, who is the chairman of the Committee. John Allan and Maria Richter were appointed to the Committee with effect from 1 May 2005, replacing Ken Harvey and Paul Joskow.

        Each of these Non-executive Directors is regarded by the Board as independent. The Board has determined that George Rose is an 'audit committee financial expert' as required by the Audit Committee terms of reference (for his biographical details see page 19).

        The Chairman, Group Chief Executive, Group Finance Director, external auditors, Group Head of Audit, and Group Company Secretary and General Counsel are invited to attend most meetings.

        The Audit Committee's main responsibilities are:

  •
  reviewing and reporting to the Board on the effectiveness of the Group's financial reporting and internal control policies (including risk and compliance management);

  •
  approving the terms of reference of the internal audit function and ensuring its resource requirements are adequate for effective performance;

  •
  subject to necessary shareholder approval: approving, appointing, setting the compensation for and the oversight of the Group's external auditors;

  •
  reviewing the integrity of the Group's financial statements; and

  •
  reviewing the Annual Report and Accounts, Annual Review, Annual Report on Form 20-F and other reports filed with the SEC containing financial statements and reviewing reports of, and discussing issues raised by, the National Grid Transco Disclosure Committee in connection with these disclosures.

        During the year ended 31 March 2005 the Committee met on five occasions. At meetings during the year the Committee reviewed the Company's pre-close trading statements and results before publication and received regular reports from the internal audit function and external auditors. The Committee also received reports on risk and compliance management within the Company and, since the introduction to UK employees of the Code of Business Conduct in April 2004, regular updates on the implementation of the Code. It also considered the actions being taken by the Company to address compliance with Section 404 of the Sarbanes-Oxley Act 2002 and the introduction of International Financial Reporting Standards.

        With effect from 1 May 2005, the Audit Committee has undertaken a new role in relation to securing adequate separation between Transco plc's transmission and distribution businesses. The aims are to ensure that the governance arrangements required by the business separation licence conditions in Transco plc's licences are observed and to oversee the activities of Transco plc's Business Separation Compliance Officer.

        During the year, the Audit Committee met separately with the external auditors, without management being present, on a number of occasions.

        The Committee is responsible for overseeing the relationship with the external auditors which includes (but is not limited to):

  •
  ensuring the independence and objectivity of the external auditors and the adequacy of the audit procedures;

  •
  consideration of the audit fees paid and the approval in advance of all non-audit fees paid to the external auditors; and

  •
  discussions with the external auditors concerning compliance with accounting standards.

        At its meeting in May 2005, the Committee reviewed the independence and objectivity of the Company's external auditors, PricewaterhouseCoopers, including the policy on the employment by the Company of PricewaterhouseCoopers staff for senior positions. At this meeting, the Committee also evaluated the external audit process and considered the re-appointment of the external auditors.

        All non-audit work is subject to pre-approval and total non-audit fees are reviewed by the Committee on a quarterly basis. Details of both the audit and non-audit fees paid to the auditors during the year are set out in note 3 to the accounts on page 95.

  Executive Committee

        The Board has essentially delegated the day-to-day running of the Group to the Executive Committee which is made up of each of the Executive Directors and the Group Company Secretary and General Counsel. The Executive Committee is chaired by the Group Chief Executive.

        The Executive Committee manages and safeguards the interests of the Group. Its responsibilities include Group strategy, the annual business plan, capital allocation programme, annual operational budgets and other targets established by the Board.

        The Executive Committee's key tasks also include keeping under review the adequacy of reporting arrangements and the effectiveness of internal control and risk management. At its regular meetings it considers safety and environmental performance reports and operational business performance reports.

        On behalf of the Board the Executive Committee receives and considers half yearly certifications and due diligence reports from the operating businesses and corporate centre functions in connection with the completeness and accuracy of financial statements and associated disclosures. The Committee also receives regular reports on the results of internal audits (allowing appropriate and timely management follow-up) and, on an exception basis, reviews safety and environmental audits and occupational health reviews.

  Finance Committee

        The Finance Committee is chaired by Paul Joskow, the other members being Roger Urwin, Steve Lucas, Stephen Pettit and Maria Richter.

        The Finance Committee is responsible for:

  •
  setting policy and granting authority for investment and financing decisions, bank accounts, credit exposure, hedging and foreign exchange transactions, guarantees, indemnities and parent company support;

  •
  setting and reviewing treasury management parameters; and

  •
  considering and making recommendations to the Board on tax, pensions and insurance strategy.

  Nominations Committee

        The members of the Nominations Committee are John Grant, Ken Harvey, Paul Joskow and George Rose, each of whom is regarded by the Board as independent. Sir John Parker chairs the Committee. Each of these Directors was a member of the Committee throughout the year, other than Paul Joskow who was appointed with effect from 1 May 2005.

        The main responsibility of the Nominations Committee is to keep under review the size, structure and composition of the Board. When necessary it is the responsibility of the Committee to identify and nominate to the Board for appointment Board Directors and direct reports to the Group Chief Executive. The Nominations Committee must also consider the annual reappointment of Directors, proposing Directors for reappointment by shareholders, having first considered the effectiveness and independence of any Non-executive Directors.

        Clearly defined processes for the appointment of a Chairman, Chief Executive, Executive Director, Non-executive Director and Company Secretary are detailed and reviewed annually by the Committee. In addition the Committee has oversight of Boardroom succession planning and the development programme for each Executive Director.

        As an on-going process the Nominations Committee considers succession planning for the Board over both the short and long term. The Nominations Committee also receives regular reports from the Group Chief Executive and Group Human Resources Director on succession planning for senior positions within the Group. The Nominations Committee has overall responsibility for reviewing the leadership needs of the Group and co-ordinates the review of the Board and Board Committees' effectiveness. The Nominations Committee also assesses the independence of each Non-executive Director annually prior to making recommendations to the Board.

  Remuneration Committee

        The Remuneration Committee members are John Allan, Ken Harvey, Stephen Pettit and George Rose. The Committee chairman is John Grant. Each of these Non-executive Directors is regarded by the Board as independent and they all served throughout the year, other than John Allan who was appointed with effect from 1 May 2005.

        The Group Human Resources Director provides advice on remuneration policies and practices and is usually invited to attend meetings along with the Chairman and the Group Chief Executive. No Director or other attendee participates in any discussion on his or her own remuneration.

        The Remuneration Committee is responsible for developing Group policy on executive remuneration, and for determining the remuneration of the Executive Directors and the executives below Board level who report directly to the Group Chief Executive. It also monitors the remuneration of other senior employees of the Group and has oversight of the operation of all the Group's share and share option plans.

        The Board has accepted all the recommendations made by the Committee during the year.

        The Remuneration Committee has authority to obtain the advice of outside independent remuneration consultants and is solely responsible for their appointment, retention and termination and for approval of their fees and other terms. The Committee retained Ernst & Young LLP as independent remuneration advisors throughout the year. The Group, with the agreement of the Committee, retained Linklaters to provide advice to the Committee on Directors' service contracts and Alithos Limited was retained to provide calculations relating to performance criteria of various share schemes.

        Further details of the Group's remuneration policy and details of Director remuneration can be found in the Directors' Remuneration Report on pages 69 to 79, which the Committee compiles and recommends to the Board for approval.

  Risk & Responsibility Committee

        Stephen Pettit chairs the Risk & Responsibility Committee. Its other members are Ken Harvey and Maria Richter. Ken Harvey was appointed to the Committee with effect from 1 May 2005.

        The Group Chief Executive, two external specialists (advisors on safety and environmental affairs), the Group Corporate Responsibility Director and the Group Company Secretary and General Counsel are expected to attend meetings.

  Board and Board Committee attendance

        The following table indicates the number of meetings of the Board and each of its Committees held during 2004/05 and the number of those meetings that each of the Directors attended as a member:

	Board Committees
	Board meetings(i)	Audit	Executive	Finance	Nominations	Remuneration	Risk & Responsibility
Total held	14	5	12	7	7	7	5
Sir John Parker	14	—	—	—	7	—	—
Roger Urwin	14	—	12	6	—	—	—
Edward Astle	14	—	12	—	—	—	—
Steve Holliday	13	—	12	—	—	—	—
Mike Jesanis(ii)	9	—	11	—	—	—	—
Steve Lucas	14	—	12	6	—	—	—
Rick Sergel(iii)	4	—	3	—	—	—	—
Nick Winser	13	—	11	—	—	—	—
James Ross(iv)	9	—	—	—	3	—	3
Kenneth Harvey	14	5	—	—	7	7	—
John Grant	14	5	—	—	7	7	—
Paul Joskow	13	4	—	7	—	—	—
Stephen Pettit	14	—	—	5	—	7	5
Maria Richter	14	—	—	7	—	—	5
George Rose	11	5	—	—	6	6	—

(i)
During the year there were 10 scheduled and four ad-hoc Board meetings.

(ii)
Mike Jesanis was appointed to the Board on 26 July 2004. There were nine Board meetings to the end of the financial year following his appointment. He was a member of the Executive Committee for the full financial year, initially in his capacity as Chief Operating Officer of National Grid USA and then as an Executive Director.

(iii)
Rick Sergel retired from the Board on 26 July 2004. There were five Board meetings and four Executive Committee meetings in the period to his retirement.

(iv)
James Ross retired from the Board on 21 October 2004. There were nine Board meetings, three Nominations Committee meetings and three Risk & Responsibility Committee meetings in the period to his retirement.

        The responsibility of the Committee is to review the strategies, policies, management, initiatives, targets and performance of the Group and, where appropriate, its suppliers and contractors in the following areas:

  •
  occupational and public safety;

  •
  environment;

  •
  occupational health;

  •
  equality and diversity;

  •
  human rights;

  •
  business ethics; and

  •
  the role of the Group in society.

        The Risk & Responsibility Committee is involved in the internal control process as it considers and provides reports to the Audit Committee on the non-financial risks identified above and any reputational risks.

Communication with shareholders

        During the year, the Group Chief Executive and Group Finance Director hold regular meetings with institutional investors, fund managers and analysts to discuss information made public by the Group. In addition, the Chairman reminds major shareholders, in writing, of his availability (along with that of the Senior Independent Director or Non-executive Directors where required) should there be issues which shareholders may wish to raise.

        To ensure that the Board is effectively informed of shareholder views, it receives feedback from the Company's brokers supplemented by the Group Head of Investor Relations. This ensures that all Board members, including the Non-executive Directors, are aware of the views of major shareholders and of any outstanding issues that they may have.

        The principal method of communicating with the majority of shareholders is through the Annual Review. All shareholders can attend the Company's Annual General Meeting where they have the opportunity to question Directors on any issues relating to the management of the Company. The Group also has in place a Shareholder Networking Programme, which allows a small number of shareholders to visit operational sites and meet senior managers and Directors. More details of the Shareholder Networking Programme are on page 147.

Corporate governance practices: differences from New York Stock Exchange (NYSE) listing standards

        The corporate governance practices of the Group substantially conform to those required of US companies listed on the NYSE. The principal differences between the Group's governance practices pursuant to the Combined Code/UK governance practices and the Section 303A Corporate Governance Rules of the New York Stock Exchange are:

  •
  the definition of independence set out under the Combined Code and applied by the Company is broader in scope than that required under SEC standards relating to audit committees;

  •
  there is no requirement for a separate corporate governance committee in the UK, all Non-executive Directors on the Board decide on governance issues; and

  •
  while the Group, as a matter of best practice, reports compliance with the Combined Code in each Annual Report and Accounts there is no requirement to adopt and disclose separate corporate governance guidelines.

Disclosure committees

        National Grid Transco has constituted several disclosure committees across the Group that undertake various duties relating to the material disclosures made by the Company and relevant subsidiaries within the Group.

        The Group Finance Director chairs the National Grid Transco Disclosure Committee. This Committee assists the Group Chief Executive and Group Finance Director in fulfilling their responsibility under US securities laws to oversee the accuracy and timeliness of the disclosures made by the Company. This includes the design and implementation of controls and other procedures that are intended to ensure that information required by the Company to be disclosed is recorded, processed, summarised and reported accurately and on a timely basis. The Committee also monitors the effectiveness of the Company's disclosure controls and reviews and considers the preparation of material public disclosures. It undertakes an evaluation of the effectiveness of the Company's disclosure controls at the end of the Company's financial year and considers other matters as necessary.

Information assurance

        Information is an important asset to the business and, like any other asset, it must be fit for purpose.

        Critical to demonstrating information integrity is a process of assurance from the business that clearly demonstrates that information is being sourced and managed effectively. The Group recognises that these behaviours are important to achieving necessary standards. The key objective of having accurate and reliable information is supported by a risk-based, holistic approach that deals with information assurance as a business critical function. This approach ensures that accurate and reliable information is available to those who need it in a timely fashion, thus enabling informed decisions that support and further our Group objectives.

        We manage a broad range of risks to our information. Key elements in managing these risks are education, training and awareness. These initiatives emphasise the importance of information security, the quality of data collection, and the affirmation process that supports our business transactions, evidencing our decisions and actions.

        The Group continues to work collaboratively with a variety of organisations and professional bodies to develop and implement best practice.

Risk and Compliance Management

Risk management

        We believe that risk management is an essential discipline in our business operations. As an integral part of this, we have established a Group-wide risk management process to ensure a consistent approach to the assessment, recording, consolidation and reporting of our key risks in a visible, structured and continuous manner. This process complies with the Turnbull working party guidance (published September 1999) and the ABI Disclosure Guidelines on Socially Responsible Investment (published October 2001) which focus on social, ethical and environmental risks. In addition, the process supports the Group's compliance with our obligations under the Sarbanes-Oxley Act.

        The risk management process continues to be based on both bottom-up and top-down assessments of operational, financial and other business risks. From the bottom up, business units and corporate centre functions must prepare and maintain risk registers that capture their key risks and the actions that are being taken to manage them. These risk registers are primarily management tools for use at an operational level, but are also intended to ensure that risk data is reported on a consistent basis throughout the Group. The key element in the top-down assessment of our risk profile is the involvement of the Executive Directors and other senior management across the Group at critical stages in the review process. Their review of the bottom-up assessment produces an overall evaluation of the risks that are faced by the Group. Graphics that set out the Group's risk profile and the significant changes to this between reporting periods are considered by the Executive Committee, the Risk & Responsibility Committee and the Audit Committee twice a year. The Audit Committee also reviews the risk management process at least once during each year and reports on this to the Board.

        In May 2004, we were awarded 'best enterprise-wide risk management programme' by Strategic Risk Magazine. However, we recognise that risk management is a dynamic process and, as a result, risk reporting at Board level was refined during the year to ensure greater visibility and understanding of business specific risks. Similarly, an internal assessment on the extent to which risk management is embedded in the Group was carried out during the latter part of 2004 and further work will be undertaken to drive the embedding of risk management throughout National Grid Transco. An external benchmarking exercise has also begun with other FTSE 100 companies and similar organisations to measure the effectiveness of our own approach and exchange best practice.

        The Group's risk management process has identified the risk factors set out on pages 67 to 68.

Compliance management

        Last year, we reported that we had begun to introduce a compliance management process that seeks to raise awareness of the increasing number of compliance obligations to which the Group is subject. The compliance management procedure is consistent with, and complimentary to, the Group's risk management procedure and is intended to ensure that we take all reasonable steps to comply with our principal legal and regulatory obligations. We are also using the process to ensure compliance with our Group policies and procedures.

        Twice during each year the Executive Committee, the Risk & Responsibility Committee and the Audit Committee receive a report setting out the significant obligations across the Group, any material non-compliance with those, together with control opinions and action plans to improve controls where necessary.

        Going forward, we aim to implement a procedure to provide assurance that robust compliance programmes are in place or are being developed for all significant obligations.

Risk factors

        Our risk management process has identified the following risk factors that could have a material adverse effect on our business, financial condition, results of operations and reputation, as well as the value and liquidity of our securities. Not all of these factors are within our control. In addition, other factors besides those listed below may have an adverse effect on the Group. Any investment decision regarding our securities and any forwardlooking statements made by us should be considered in the light of these risk factors and the cautionary statement set out on the inside front cover.

Changes in law or regulation in the geographies in which we operate could have an adverse effect on our results of operations.

        Many of our businesses are utilities or networks that are subject to regulation by governments and regulatory authorities. Consequently, changes in law or regulation in the countries or states in which we operate could adversely affect the Group. Regulatory decisions concerning, for example, whether licences or approvals to operate are renewed, whether market developments have been satisfactorily implemented, whether there has been any breach of the terms of a licence or approval, the level of permitted revenues for our businesses and proposed business development activities, could have an adverse impact on our results of operations, cash flows, the financial condition of our businesses and the ability to develop those businesses in the future. For further information about this, please see the relevant sections of the Operating Review and Financial Review and, in particular, the 'Regulatory environment' and 'Regulatory developments' sections on pages 21 and 22.

Breaches of environmental or health and safety laws or regulations could expose us to claims for financial compensation and adverse regulatory consequences and could damage our reputation.

        Aspects of our activities are inherently dangerous, such as the operation and maintenance of electricity lines and the transmission and distribution of natural gas. Electricity and gas utilities also typically use and generate in their operations hazardous and potentially hazardous products and by-products. In addition, there may be other aspects of our operations that are not currently regarded or proved to have adverse effects but could become so, for example, the effects of electric and magnetic fields. We are subject to laws and regulations relating to pollution, the protection of the environment, and how we use and dispose of hazardous substances and waste materials. We are also subject to laws and regulations governing health and safety matters, protecting both the public and our employees. Any breach of these obligations, or even incidents relating to the environment or health and safety that do not amount to a breach, could adversely affect the results of operations and our reputation. For further information about environmental and health and safety matters relating to our businesses, please see the Responsibility section of our website at www.ngtgroup.com/responsibility.

Network failure or the inability to carry out critical non-network operations may have significant adverse impacts on both our financial position and our reputation.

        We may suffer a major network failure or may not be able to carry out critical non-network operations. Risks to operational performance could arise from a failure to maintain the health of the system or network, inadequate forecasting of demand or inadequate record keeping. Any failure could cause us to be in breach of a licence or approval, and even incidents that do not amount to a breach could result in adverse regulatory action and financial consequences, as well as harming our reputation. In addition to these risks, we are subject to other risks that are largely outside of our control such as the impact of weather or unlawful acts of third parties. Weather conditions can affect financial performance, particularly in the US, and severe weather that causes outages or damages infrastructure will adversely affect operational and, potentially, business performance. Terrorist attack, sabotage or other intentional acts may also physically damage our businesses or otherwise significantly affect corporate activities and as a consequence affect the results of operations.

Our results of operations depend on a number of factors relating to business performance including the ability to outperform regulatory targets and to deliver anticipated cost and efficiency savings.

        Earnings maintenance and growth from our regulated gas and electricity businesses will be affected by our ability to meet or better regulatory efficiency targets set by Ofgem and other regulators. From time to time, we also publish cost and efficiency savings targets for our businesses in the UK and the US. To meet these targets, we must continue to improve management and operational performance. In the US, under our state rate plans, earnings from our regulated businesses will be affected by our ability to deliver integration and efficiency savings. Earnings from our regulated businesses in both the UK and the US also depend on meeting service quality standards set by regulators. To meet these standards, we must improve service reliability and customer service. If we do not meet these targets and standards, both our results of operations and our reputation may be adversely affected.

Changes to the regulatory treatment of commodity costs may have an adverse effect on the results of operations.

        Changes in commodity prices could potentially impact our energy delivery businesses. For example, the costs incurred by our electricity businesses in purchasing electricity are subject to movements in the prices of oil and gas. Current regulatory arrangements in the UK and US provide the ability to pass through virtually all of the increased costs related to commodity prices to consumers. If regulators in the UK or the US were to restrict this ability, it could have an adverse effect on our operating results.

Our reputation may be harmed if consumers of energy suffer a disruption to their supply even if this disruption is outside of our control.

        Our energy delivery businesses are responsible for transporting available electricity and gas. We consult with and provide information to regulators, governments and industry participants about future demand and the availability of supply. However, where there is insufficient supply, our role is to manage the relevant system safely, which in extreme circumstances may require us to disconnect consumers.

We are subject to the risk that business development activity, such as significant acquisitions or disposals, will be based on incorrect assumptions or conclusions or that significant liabilities will be overlooked or there may be other unanticipated adverse impacts.

        In any acquisition or disposal process we evaluate the projected financial impact of the transaction and conduct due diligence; however, unforeseen circumstances or erroneous assumptions may adversely affect the anticipated financial consequences of that project.

Fluctuations in the value of the US dollar could have a significant impact on our results of operations because we have substantial business interests in the US and because of the proportion of our total debt that is denominated in US dollars.

        We have significant operations in the US. These businesses are subject to the risks normally associated with foreign businesses, including the need to translate US assets and liabilities, and income and expenses, into sterling, our primary reporting currency. Our results of operations may be similarly impacted because we hold a significant proportion of our borrowings in US dollars. For further information about this see 'Foreign exchange risk management' on page 51.

The nature and extent of our borrowings means that an increase in interest rates could have an adverse impact on our financial position and business results.

        A significant proportion of our borrowings are subject to variable interest rates that may fluctuate with changes to prevailing interest rates. Increases in these interest rates could therefore increase our costs and diminish our profits. For further information about this see 'Interest rate risk management' on page 51.

Our overall financial position may be adversely affected by a number of factors including restrictions in borrowing and debt arrangements, changes to credit ratings and effective tax rates.

        We are subject to certain covenants and restrictions in relation to our listed debt securities and our bank lending facilities. We are also subject to restrictions on financing that have been imposed by regulators. These restrictions may hinder us in servicing the financial requirements of our current businesses or the financing of newly acquired or developing businesses. The debt issued by the Company and certain of its subsidiaries is rated by credit rating agencies and changes to these ratings may affect both the borrowing capacity of the Group as a whole and the cost of those borrowings. The effective rate of tax paid by the Group may be influenced by a number of factors including changes in law and accounting standards and the Group's overall approach to such matters, the results of which could increase or decrease that rate.

New or revised accounting standards, rules and interpretations by the UK, US or international accounting standard setting boards and other relevant bodies could have an adverse effect on the Group's reported financial results.

        With the adoption of International Financial Reporting Standards (IFRS), changes in the accounting treatment of replacement expenditure, regulatory assets and pension and post-retirement benefits will significantly affect the way we report our financial position and results of operations. New standards, rules or interpretations may be issued that could also have significant effects. In addition, as a body of practice develops, the application of accounting principles to our particular circumstances may change.

Directors' Remuneration Report

        I am pleased to present the Directors' Remuneration Report for 2004/05. Our policy of relating pay to the performance of the Group continues to be a strong principle underlying the Remuneration Committee's consideration of executive remuneration.

        This year we have thoroughly reviewed the remuneration policies established following the merger between National Grid Group plc and Lattice Group plc in 2002, to ensure they continue to reflect best practice and align as closely as possible with the Group's strategic objectives and our shareholders' interests. We have concluded that salary levels and the mix between fixed and variable compensation is appropriate but that a number of refinements should be made to both short term and long term incentives over the coming year.

        The maximum levels of annual bonus will remain unchanged but, instead of the share matching arrangement used previously, our Executive Directors, as well as their direct reports, will be paid a proportion of that bonus in shares, which must be retained for three years. As a result, we will not be using the Share Matching Plan from 2005/06. This complements our shareholding policy for Executive Directors, which requires them to hold shares worth at least one year's salary.

        Long term incentives are now delivered solely through the Performance Share Plan, with the maximum level of grant remaining unchanged from last year at 125% of salary. Over the coming year, we expect to amend the performance measure under this plan to align it more closely with shareholders' interests and management's ability to influence performance. We are consulting with our major shareholders on this. No further awards will be made under the Executive Share Option Plan.

        Our other main focus in 2005/06 will be to adjust (with the aim not to enhance) pension arrangements, to take account of changes in pension legislation, to be introduced from April 2006.

        I am confident that our approach continues to align Executive Directors' remuneration with the interests of shareholders whilst maintaining the motivation and engagement of the strong team leading the Group.

John Grant
Chairman, Remuneration Committee

Remuneration Committee

        The Remuneration Committee members are Ken Harvey, Stephen Pettit, George Rose and John Allan. The Committee chairman is John Grant. Each of these Non-executive Directors is regarded by the Board as independent and served throughout the year, except John Allan, who was appointed with effect from 1 May 2005.

        The Group Human Resources Director provides advice on remuneration policies and practices and is usually invited to attend meetings along with the Chairman and the Group Chief Executive. No Director or other attendee participates in any discussion on his or her own remuneration.

        The Remuneration Committee is responsible for developing Group policy on executive remuneration, and for determining the remuneration of the Executive Directors and the executives below Board level who report directly to the Group Chief Executive. It also monitors the remuneration of other senior employees of the Group and has oversight of the operation of all the Group's share and share option plans.

        The Board has accepted all the recommendations made by the Committee during the year.

        The Remuneration Committee has authority to obtain the advice of outside independent remuneration consultants and is solely responsible for their appointment, retention and termination and for approval of their fees and other terms.

        In the year to 31 March 2005, the following advisors provided services to the Committee:

•
Ernst & Young LLP, independent remuneration advisors;

•
Alithos Limited, provision of Total Shareholder Return calculations for Performance Share Plan and Executive Share Option Plan; and

•
Linklaters, advice relating to Directors' Service Contracts.

Remuneration policy

        The Remuneration Committee determines remuneration policies and practices with the aim of attracting, motivating and retaining high calibre Executive Directors and other senior employees who will deliver value for shareholders and high levels of customer service, safety and environmental performance. The Committee sets remuneration policies and practices in line with best practice in the markets in which the Group operates. Remuneration policies continue to be framed around the following key principles:

•
total rewards should be set at levels that are competitive in the relevant market;

•
a significant proportion of the Executive Directors' total rewards should be performance based. Performance based incentives will be earned through the achievement of demanding targets for short-term business and personal performance and long-term shareholder value creation, consistent with the Group's Framework for Responsible Business (available on the website);

•
for higher levels of performance, rewards should be substantial but not excessive; and

•
incentive plans, performance measures and targets should be structured to operate soundly throughout the business cycle. They should be prudent and aligned as closely as possible with shareholders' interests.

        The policies that will apply in 2005/06 are similar to last year, except that a number of refinements will be made to both short-term and longterm interests. It is currently intended to continue these policies in subsequent years.

  Executive Directors' remuneration

        Remuneration packages for Executive Directors consist of the following elements:

•
salary;

•
annual bonus and Share Matching Plan (the latter to be replaced from 2005/06);

•
Performance Share Plan;

•
all-employee share plans;

•
pension contributions; and

•
non-cash benefits.

Salary

        Salaries are reviewed annually and targeted at the median position in the relevant market. In determining the relevant market, the Remuneration Committee takes account of the regulated nature of the majority of the Group's operating activities, along with the size, complexity and international scope of the business. For UK-based Executive Directors a UK market is used, while for US-based Executive Directors a US market is used. In setting individual salary levels the Committee takes into account business performance, the individual's experience in the role and the employment and salary practices prevailing for other employees in the Group.

Annual Bonus Plan

        Annual bonuses are based on achievement of a combination of demanding Group, individual and, where applicable, divisional targets. The principal measures of Group performance are earnings per share (EPS) and cash flow; the main divisional measures are divisional operating profit and divisional cash flow. Individual targets are set in relation to key operating and strategic objectives and include overriding measures of safety and customer service performance. The Remuneration Committee sets targets at the start of the year and at the end of the year reviews performance against those targets to determine bonus levels. The Committee may use its discretion to reduce payments to take account of significant safety or service standard incidents, or to increase them in the event of exceptional value creation.

        Performance against Group and divisional financial targets for this year is shown in the table below:

Level of performance achieved in 2004/05 as determined by the Committee
Financial measures
	Group targets	Divisional targets
EPS	between target and stretch
Cash flow	between target and stretch
Operating profit		between target and stretch(i)
Cash flow		between target and stretch or stretch performance(ii)

(i)
Except UK Gas Distribution where threshold was not achieved.

(ii)
Except US Distribution where between threshold and target was achieved and UK Gas Distribution where threshold was not achieved.

        In 2004/05, UK-based Executive Directors participated in the annual bonus scheme with a maximum bonus opportunity of 75% of base salary. One third of any bonus earned was automatically deferred into National Grid Transco shares. Through the Share Matching Plan, these shares are matched on a 1:1 gross basis after three years, providing the Director is still employed by the Group, resulting in a maximum potential bonus of 100% of base salary. The Remuneration Committee can at the time of exercise use its discretion to pay a cash amount equivalent to the value of the dividends that would have accumulated on the Matching Shares.

        US-based Executive Directors were provided in 2004/05 with a maximum bonus opportunity of 62.5%. Each year an additional award, calculated as a proportion (currently 60%) of annual bonus, is paid in National Grid Transco shares or American Depositary Shares (ADSs); these are subject to a minimum three-year holding period. The total maximum value of the annual bonus plan, including deferral, is therefore 100% of base salary. In line with US market practice, US-based Executive Directors' cash bonuses are pensionable.

        For 2005/06 the maximum bonus levels for all Executive Directors will be retained at 100% of base salary, but UK and US policies will be brought into alignment. All Executive Directors will be required to defer one half of any cash bonus into National Grid Transco shares (or ADSs for US-based Executive Directors) for a period of three years.

        The Remuneration Committee believes that requiring Directors to invest a substantial amount of their bonus in National Grid Transco shares increases the proportion of rewards linked to both short-term performance and longer-term total shareholder returns. This practice also acts as a retention tool and ensures that Executive Directors share a significant level of personal risk with the Group's shareholders.

        US-based Executive Directors also participate in the USA Goals Program, a bonus plan covering a large number of US-based employees that can pay up to 5.7% of salary on the achievement of certain earnings and performance targets.

Long-term incentives

Performance Share Plan (PSP)

        Executive Directors and approximately 350 other senior employees who have significant influence over the Group's ability to meet its strategic objectives, receive notional allocations of shares. The value of shares constituting an award (as a percentage of salary) may vary by grade and seniority, subject to a maximum, for Executive Directors, of 125% of salary. Shares vest after three years, subject to the satisfaction of the relevant performance criteria, which are set by the Remuneration Committee at the date of grant. Shares must then be held for a further year, the retention period, after which they are released, subject to the Executive Director's continuing employment with the Group or at the Committee's discretion.

        The performance criteria for this Plan, for the year 2005/06 is currently under review. Grants in the year to 31 March 2005 were based on the Group's Total Shareholder Return (TSR) performance over a three-year period, relative to the TSR performance of the following group of comparator companies:

Ameren Corporation	Iberdrola SA
AWG plc	International Power plc
Centrica plc	Kelda Group plc
Consolidated Edison, Inc.	Pennon Group plc
Dominion Resources, Inc.	RWE AG
E.ON AG	Scottish Power plc
Electrabel SA	Scottish & Southern Energy plc
Endesa SA	Severn Trent plc
Enel SpA	The Southern Company, Inc.
Exelon Corporation	Suez SA
FirstEnergy Corporation	United Utilities plc
FPL Group, Inc.	Viridian Group plc
Gas Natural SDG SA

        This comparator group, which is unchanged from the year to 31 March 2004, has been selected to include companies in the energy distribution sector, against which National Grid Transco benchmarks its performance for business purposes, and other UK and international utilities. The Committee may amend the list of comparator companies if circumstances make this necessary. Under the terms of the PSP, the Committee may allow shares to vest early to departing Executive Directors to the extent that the performance condition has been met, in which event the number of shares that vest will be prorated to reflect the proportion of the performance period that has elapsed at the Executive's date of departure.

        In calculating TSR, it is assumed that all dividends are reinvested. No shares will be released if the Group's TSR over the three-year performance period, when ranked against that of each of the comparator companies, falls below the median. For TSR at the median, 30% of the shares awarded will be released. 100% of the shares awarded will be released for TSR ranking at the upper quartile or above. For performance between median and upper quartile against the comparator group, the number of shares released is calculated on a straight-line basis. No retesting of performance is permitted for any shares that do not vest after the three-year performance period and any such shares will lapse.

Executive Share Option Plan

        The Remuneration Committee has decided that no further awards will be made under the Executive Share Option Plan (details about this Plan are contained on page 77).

Executive Directors' remuneration package

        Illustrated below is the remuneration package of Executive Directors (excluding pensions, all-employee share plans and non-cash benefits) for both the 'maximum stretch' performance and assuming 'on target' performance of 50% for the bonus plan and relative TSR performance such that 45% of PSP awards are released to participants at the end of the performance period and subsequent retention period.

All-employee share plans

  •
  Sharesave: Employees resident in the UK, including Executive Directors, are eligible to participate in UK Inland Revenue approved all-employee Sharesave schemes (subject to eligibility based on service). Under these schemes, participants may contribute between £5 and £250 in total each month for a fixed period of three years, five years or both. Contributions are taken from net salary. At the end of the savings period, these contributions can be used to purchase ordinary shares in National Grid Transco at a discount, capped at 20% of the market price, set at the launch of the scheme.

  •
  Share Incentive Plan (SIP): Employees resident in the UK, including Executive Directors, are eligible to participate in the SIP (subject to eligibility based on service). Under the SIP, contributions of up to £125 are taken from participants' gross salary and used to purchase ordinary shares in National Grid Transco each month. The shares are placed in trust and if they are left in trust for at least five years they can be removed free of UK Income Tax and National Insurance contributions.

  •
  US Incentive Thrift Plan: Employees resident in the US, including Executive Directors, are eligible to participate in the Thrift Plan, a tax-advantaged savings plan (commonly referred to as a 401(k) plan) provided for employees of National Grid USA companies. This is a defined contribution pension plan that gives participants the opportunity to invest a maximum of 50% of salary (pre-tax) and/or up to 15% of salary (post-tax) up to applicable Federal salary limits ($205,000 for calendar year 2004 and $210,000 for 2005). The Company then matches 100% of the first 2% and 75% of the next 4% of salary contributed, resulting in a maximum matching contribution of 5% of salary up to the Federal salary cap. The employee may invest their own and Company contributions in Group shares or various mutual fund options.

Pensions

        UK-based Executive Directors, with the exception of Steve Lucas, are members of the National Grid Company Group of the Electricity Supply Pension Scheme. Steve Lucas is a member of the defined benefit section of the Lattice Group Pension Scheme. Both of the pension schemes are tax-approved.

        Within the National Grid Company Group of the Electricity Supply Pension Scheme (ESPS) only base salary is pensionable. The contractual retirement age for Executive Directors is 63, however, the provisions for participating Executive Directors in the Scheme are designed to give a pension of two thirds of final salary at age 60, subject to completion of 20 years' service and including any pension rights earned in previous employments. On the death in service of a participating Executive Director, a spouse's pension is payable equal to two thirds of the potential value of the pension had service been continued to normal retirement age. On death in retirement, a spouse's pension is payable equal to two thirds of the participating Executive Director's pension prior to any exchange for a cash lump sum at retirement. Once payments from the pension have begun, pensions are increased annually in line with price inflation up to a maximum of 5%. For participating Executive Directors affected by the 'earnings cap' there is a restriction on the benefits that can be provided from the tax-approved pension scheme and the Company provides any excess of benefits on salary above the earnings cap on an unfunded basis.

        Within the Lattice Group Pension Scheme only base salary is pensionable. It is designed to give two thirds of final salary (which may be restricted by remuneration averaged over three years) at normal retirement age of 65, inclusive of any pension rights earned in previous employment. On early retirement after age 60, the accrued pension can be paid with no actuarial reduction in benefit. A dependant's pension is payable on death in service of a participating Executive Director equal to two thirds of the potential value of the pension had service been continued to normal retirement age. On death in retirement, a dependant's pension is payable equal to two thirds of the participating Executive Director's pension prior to any exchange for a cash lump sum at retirement. Once payments from the pension have begun, pensions are increased annually in line with price inflation. Steve Lucas is subject to the earnings cap and therefore also participates in the Lattice Group Supplementary Benefits Scheme; an unfunded unapproved arrangement that increases retirement benefits to the level which would otherwise have been provided in the Lattice Group Pension Scheme, had they not been subject to the earnings cap.

        Provision has been made in the accounts in respect of unfunded obligations for post-retirement benefits.

        Mike Jesanis participates in a qualified pension plan and an executive supplemental retirement plan provided through National Grid USA. These plans are non-contributory defined benefit arrangements. The qualified plan is directly funded, while the supplemental plan is indirectly funded through a 'rabbi trust'. Benefits are calculated using a formula based on years of service and highest average compensation over five consecutive years. In line with many US plans, the calculation of benefits under the arrangements takes into account salary, bonuses and incentive share awards but not share options. The normal retirement age under the qualified pension plan is 65. The executive supplemental plan, however, provides unreduced pension benefits from age 55. On the death of the participating Executive Director, the plans also provide for a spouse's pension of at least 50% of that accrued by the participating Executive Director. Benefits under these arrangements do not increase once in payment.

Non-cash benefits

        The Group provides competitive benefits to Executive Directors, such as a fully expensed car or cash alternative in lieu of car and fuel, use of a driver when required, private medical insurance and life assurance. UK-based Executive Directors with less than five years continuous service, who were previously directors of National Grid Group plc, are provided with long-term ill health insurance. Business expenses incurred are reimbursed in such a way as to give rise to no benefit to the Director.

  Share ownership guidelines

        Executive Directors are encouraged to build up and retain a shareholding of at least 100% of annual salary. As a minimum, this should be achieved by retaining 50% of the after-tax gain on any options exercised or shares received through the long-term incentive or all-employee share plans.

  Share dilution through the operation of share-based incentive plans

        Where shares may be issued or treasury shares reissued to satisfy incentives, the aggregate dilution resulting from executive incentives will not exceed 5% in any 10-year period. Dilution resulting from all incentives, including all-employee incentives, will not exceed 10% in any 10-year period. The Remuneration Committee reviews dilution against these limits regularly and under these limits, the Company has headroom of over 4% and 6% respectively.

  Executive Directors' service contracts

        Service contracts for all Executive Directors are set at one year's notice by either party. The Committee operates a policy on mitigation of losses in the event of an Executive Director's employment being terminated by the Group. If this occurs, the departing Executive would be expected to mitigate any losses incurred as a result of the termination. Therefore, entitlement to the payment of 12 months' remuneration on early termination will no longer be automatic, but will instead be based on the circumstances of the termination. Steve Lucas' contract provides for a liquidated damages payment of one year's salary plus a credit of one year's pensionable service if the contract is terminated within one year of a change of control of the Group.

        The Committee, in determining any other such payments, will give due regard to the comments and recommendations of the UK Listing Authority's Listing Rules (including the Combined Code) and associated guidance and other requirements of legislation, regulation and good governance.

	Date of contract	Notice period
Executive Directors
Roger Urwin	17 November 1995	12 months
Steve Lucas	13 June 2002	12 months
Edward Astle	27 July 2001	12 months
Steve Holliday	6 March 2001	12 months
Nick Winser	28 April 2003	12 months
Mike Jesanis(i)	8 July 2004	12 months
Rick Sergel	(retired 26 July 2004)

(i)
Mike Jesanis' appointment as a Director commenced with effect from 26 July 2004.

  External appointments and retention of fees

        With the approval of the Board in each case, Executive Directors may normally accept an external appointment as a Non-executive Director of another company and retain any fees received. The table below details the Executive Directors who served as Non-executive Directors in other companies during the year ended 31 March 2005.

	Company	Retained fees (£)
Executive Directors
Roger Urwin	Utilico Investment Trust plc	15,000
Steve Lucas(i)	Compass Group PLC	35,615
Steve Holliday(ii)	Marks and Spencer Group plc	35,641

(i)
Appointed on 7 July 2004.

(ii)
Appointed on 15 July 2004.

  Non-executive Directors' remuneration

        Non-executive Directors' fees are determined by the Executive Directors subject to the limits applied by National Grid Transco's articles of association. Non-executive Directors' remuneration comprises an annual fee and a fee for each Board meeting attended (with a higher fee for meetings held outside the Director's country of residence), with an additional fee payable for chairmanship of a Board Committee. The Chairman participates in the Company's personal accident and private medical insurance schemes and the Company provides him with life assurance cover, a car (with driver when appropriate) and fuel expenses. Non-executive Directors do not participate in the annual bonus plan or in any long-term incentive scheme, nor do they receive any pension benefits from the Group.

  Non-executive Directors' letters of appointment

        The Chairman's letter of appointment provides for a period of six months' notice in order to give the Group reasonable security with regard to his service. The terms of engagement of Non-executive Directors other than the Chairman are also set out in letters of appointment; their initial appointment and any subsequent re-appointment is subject to election by shareholders. The letters of appointment do not contain provision for termination payments.

	Date of letter of appointment	End of period of appointment
Non-executive Directors
Sir John Parker (Chairman)	12 January 2004	2006 AGM
James Ross (Deputy Chairman)	(retired 21 October 2004)
John Grant	5 June 2003	2005 AGM
Ken Harvey(i)	5 June 2003	2006 AGM
Paul Joskow	5 June 2003	2005 AGM
Stephen Pettit	5 June 2003	2006 AGM
Maria Richter	30 September 2003	2007 AGM
George Rose	5 June 2003	2006 AGM
John Allan(ii)	1 May 2005	2005 AGM

(i)
Ken Harvey was appointed as the Senior Independent Director on 21 October 2004.

(ii)
John Allan was appointed to the Board on 1 May 2005. Subject to re-appointment at the 2005 AGM, his period of appointment will run until the 2008 AGM.

Performance graph

        The graph below represents the comparative TSR performance of the Group from 31 March 2000 to 31 March 2005. For the period before the merger of National Grid Group plc and Lattice Group plc the TSR shown is that of National Grid Group plc.

        This graph represents the Group's performance against the performance of the FTSE 100 index, which is considered suitable for this purpose as it is a broad equity market index of which National Grid Transco is a constituent. This graph has been produced in accordance with the requirements of Schedule 7A to the Companies Act 1985.

        In drawing this graph it has been assumed that all dividends have been reinvested. The TSR level shown at 31 March each year is the average of the closing daily TSR levels for the 30-day period up to and including that date.

Remuneration outcomes during the year ended 31 March 2005

        Tables 1A, 1B, 2, 3, 4 and 5 comprise the 'auditable' part of the Directors' Remuneration Report, being the information required by Part 3 of Schedule 7A to the Companies Act 1985.

1.    Directors' emoluments

        The following tables set out an analysis of the pre-tax emoluments during the years ended 31 March 2005 and 2004, including bonuses but excluding pensions, for individual Directors who held office in National Grid Transco during the year ended 31 March 2005.

Table 1A

	Year ended 31 March 2005				Year ended 31 March 2004
	Salary £000s	Annual bonus £000s	Benefits in kind(i) £000s	Total £000s	Total £000s
Executive Directors
Roger Urwin	701	404	20	1,125	1,051
Steve Lucas	395	234	19	648	611
Edward Astle	375	231	16	622	568
Steve Holliday(ii)	400	158	22	580	633
Nick Winser(iii)	335	183	13	531	593
Mike Jesanis(iv)	292	145	9	446	—
Rick Sergel(v)(vi)	153	76	13	242	735

Totals	2,651	1,431	112	4,194	4,191

(i)
Benefits in kind comprise benefits such as a fully expensed car, chauffeur, private medical insurance and life assurance.

(ii)
Steve Holliday will also receive, subject to the completion of the sales of four of the UK gas distribution networks, an additional ex gratia bonus of £80,000 to recognise his leadership of the sales process and the crystallisation of shareholder value at a significant premium to the regulatory value of these assets.

(iii)
In the previous year's Directors' Remuneration Report the reported emoluments of Nick Winser included 'Benefits in kind' of £128,000. This figure was overstated and should have been reported as £119,000. The comparative figures provided above reflect the amended total for the year ended 31 March 2004.

(iv)
Mike Jesanis' bonus includes payments worth £4,524 in respect of his participation in the USA Goals Program (described on page 70).

(v)
Rick Sergel received £5,800 for accrued and unused vacation, in addition to the details above.

(vi)
Rick Sergel's bonus includes payments worth £2,376 in respect of his participation in the USA Goals Program (described on page 70). Rick Sergel did not receive an additional pension value or severance on his retirement.

Table 1B

	Year ended 31 March 2004			Year ended 31 March 2005
	Fees £000s	Other emoluments £000s	Total £000s	Total £000s
Non-executive Directors
Sir John Parker(i)	375	31	406	326
James Ross	64	—	64	115
John Grant	65	—	65	59
Ken Harvey	58	—	58	44
Paul Joskow	73	—	73	67
Stephen Pettit	58	—	58	47
Maria Richter	66	—	66	29
George Rose	61	—	61	59
John Allan(ii)	—	—	—	—

Totals	820	31	851	746

(i)
Sir John Parker's other emoluments comprise benefits in kind such as a fully expensed car, private medical insurance and life assurance.

(ii)
John Allan was appointed to the Board on 1 May 2005.

2.    Directors' pensions

        The table below gives details of the Executive Directors' pension benefits in accordance with both Schedule 7A of the Companies Act 1985 and the UK Listing Authority's Listing Rules.

Table 2

							Transfer value of increase in accrued benefit in the year ended 31 March 2005 (excluding Director's contributions and inflation)
						Additional benefit earned during the year ended 31 March 2005 (excluding inflation)
	Additional benefit earned during the year ended 31 March 2005		Transfer value of accrued benefits as at 31 March(i)
		Accrued entitlement as at 31 March 2005
					Increase in transfer value less Director's contributions
			2005	2004
	£000s	£000s	£000s	£000s	£000s	£000s	£000s
Roger Urwin	54	457	9,016	7,353	1,621	42	778
Steve Lucas	15	141	2,261	1,566	683	12	179
Edward Astle	15	45	639	366	250	14	173
Steve Holliday	15	53	679	404	251	15	163
Nick Winser(ii)	27	108	1,281	821	440	24	260
Mike Jesanis(iii)	39	197	1,687	1,278	409	39	375
Rick Sergel(iv)	5	377	5,025	4,576	449	5	272

(i)
The transfer values shown at 31 March 2004 and 2005 represent the value of each Executive Director's accrued benefits based on total service completed to the relevant date. The transfer values for the UK Executive Directors have been calculated in accordance with guidance note 'GN11' issued by the Institute of Actuaries and the Faculty of Actuaries. The transfer values for the US Directors have been calculated using discount rates based on high yield US corporate bonds and associated yields at the relevant dates.

(ii)
The above information allows for the accrual of a pension benefit of two thirds of salary at age 60 taking into account standard benefits earned prior to 1 September 1998. This means that, as well as the pension stated above, Nick Winser has an accrued lump sum entitlement of £188,000 as at 31 March 2005. The increase to the accumulated lump sum including inflation was £37,000 and excluding inflation was £33,000 in the year to 31 March 2005. The transfer value information above includes the value of the pension equivalent of the lump sum.

(iii)
Mike Jesanis was appointed to the Board with effect from 26 July 2004. The above information allows for the accrual of pension benefit for the full financial year. Through his participation in the Thrift Plan in the US, the Group also made contributions worth £2,874 to a defined contribution pension arrangement in respect of Mike.

(iv)
Rick Sergel retired on 1 August 2004. No enhancements were made to his pension benefits. He opted to receive his total single life annuity at retirement of $711,618 (£380,544) p.a. as $525,252 (£280,883) lump sum plus a 100% joint and survivor annuity of $53,641 (£28,685) p.a. from the Qualified Plan plus a lump sum that was used to pay FICA taxes of $135,383 (£72,397) plus a 100% joint and survivor annuity of $533,407 (£285,244) p.a. from the Non-Qualified Plan. The transfer value calculated as at 31 March 2005 represents the value of the 100% joint and survivor annuities calculated at the age at date of retirement and market conditions at 31 March 2005, plus the lump sums that were paid. For Rick Sergel, the accrued pension shown in the 2003/04 Annual Report and Accounts of £31,000 was mis-stated as the monthly amount and was equivalent to an annual accrued pension of £372,000 p.a. The transfer value shown in the 2003/04 Annual Report and Accounts as at 31 March 2004 of £2,527,000 was mis-stated as it assumed an earliest right to unreduced pension at age 62 rather than 55. The amended figure is £4,576,000.

3.    Directors' interests in share options

      The table below gives details of the Executive Directors' holdings of share options awarded under the ESOP, the Share Matching Plan and Sharesave schemes.

Table 3

	Options held at 1 April 2004 or, if later, on appointment*	Options exercised or lapsed during the year	Market price at date of exercise (pence)	Options granted during the year	Options held at 31 March 2005 or, if earlier, on retirement†	Exercise price per share (pence)		Normal exercise period
Roger Urwin
ESOP	169,340	—	—	—	169,340	280.50		Sep 2000	Sep 2007
	91,656	—	—	—	91,656	375.75		June 2001	June 2008
	22,098	—	—	—	22,098	455.25		June 2002	June 2009
	33,867	—	—	—	33,867	531.50		June 2003	June 2010
	133,214	—	—	—	133,214	563.00		June 2004	June 2011
	186,915	—	—	—	186,915	481.50		June 2005	June 2012
Share Match	4,047	—	—	—	4,047	100 in total		June 2001	June 2005
	3,884	—	—	—	3,884	100 in total		Jan 2002	June 2006
	3,859	—	—	—	3,859	100 in total		Jan 2002	June 2007
	5,635	—	—	—	5,635	100 in total		June 2004	June 2008
	18,644	—	—	—	18,644	100 in total		June 2005	June 2012
	25,000	—	—	—	25,000	100 in total		June 2006	June 2013
	—	—	—	30,762	30,762	nil	(i)	May 2007	May 2014
Sharesave	2,910	—	—	—	2,910	317.00		Apr 2007	Sep 2007

Total	701,069	—	—	30,762	731,831
Steve Lucas
ESOP	54,404	—	—	—	54,404	434.25		Dec 2005	Dec 2012
Share Match	—	—	—	16,909	16,909	nil	(i)	May 2007	May 2014
Sharesave	2,700	—	—	—	2,700	350.00		Mar 2006	Aug 2006

Total	57,104	—	—	16,909	74,013

Edward Astle
ESOP	193,952		—	—		—	193,952	479.50		Sep 2004	Sep 2011
	101,246		—	—		—	101,246	481.50		June 2005	June 2012
	112,262		—	—		—	112,262	434.25		Dec 2005	Dec 2012
	131,086		—	—		—	131,086	400.50		June 2006	June 2013
Share Match	6,553		—	—		—	6,553	100 in total		June 2005	June 2012
	13,812		—	—		—	13,812	100 in total		June 2006	June 2013
	—		—	—		15,716	15,716	nil	(i)	May 2007	May 2014
Sharesave	2,392		—	—		—	2,392	397.00		Sep 2005	Feb 2006

Total	561,303		—	—		15,716	577,019
Steve Holliday
ESOP	150,000		—	—		—	150,000	540.00		Mar 2004	Mar 2011
	71,936		—	—		—	71,936	563.00		June 2004	June 2011
	101,246		—	—		—	101,246	481.50		June 2005	June 2012
Share Match	10,350		—	—		—	10,350	100 in total		June 2005	June 2012
	14,083		—	—		—	14,083	100 in total June 2006		June 2013
	—		—	—		18,713	18,713	nil	(i)	May 2007	May 2014
Sharesave	4,692		—	—		—	4,692	350.00		Mar 2008	Aug 2008

Total	352,307		—	—		18,713	371,020
Nick Winser
ESOP	10,633		—	—		—	10,633	375.75		June 2001	June 2008
	47,236		—	—		—	47,236	455.25		June 2002	June 2009
	19,755		—	—		—	19,755	531.50		June 2003	June 2010
	24,156		—	—		—	24,156	563.00		June 2004	June 2011
	37,383		—	—		—	37,383	481.50		June 2005	June 2012
Share Match	872		872	465	(iv)	—	—	100 in total Jan 2002		June 2006
	980		980	465	(iv)	—	—	100 in total Jan 2002		June 2007
	1,694		1,694	465	(iv)	—	—	100 in total June 2004		June 2008
	2,509		—	—		—	2,509	100 in total June 2005		June 2012
	3,937		—	—		—	3,937	100 in total June 2006		June 2013
	—		—	—		14,059	14,059	nil	(i)	May 2007	May 2014
Sharesave	5,007		5,007	464.75		—	—	337.00		Sep 2004	Feb 2005

Total	154,162		8,553	—		14,059	159,668
Mike Jesanis
(appointed to the Board on 26 July 2004)
ESOP	77,861	*	—	—		—	77,861	566.50		Mar 2003	Mar 2010
	51,169	*	—	—		—	51,169	563.00		June 2004	June 2011
	66,099	*	—	—		—	66,099	481.50		June 2005	June 2012

Total (shares)	195,129		—	—		—	195,129
Phantom ADSs(ii)	639	*	—	—		27	666	$39.590		—	—
	2,740	*	—	—		117	2,857	$34.270		—	—
	3,154	*	—	—		134	3,288	$32.320		—	—
	2,777	*	—	—		118	2,895	$39.376		—	—

Total (Phantom ADSs)	9,310		—	—		396	9,706

Rick Sergel (retired from the Board on 26 July 2004) ESOP	201,845		—	—	—	201,845	†	566.50	July 2004	July 2005
	134,321		—	—	—	134,321	†	563.00	July 2004	July 2005
	172,836		—	—	—	172,836	†	481.50	July 2004	July 2005

Total (shares)	509,002		—	—	—	509,002
Phantom ADSs(iii)	4,782	(v)	—	—	—	4,782	†	$39.590	—	—
	5,658	(v)	—	—	—	5,658	†	$34.270	—	—
	6,144	(v)	—	—	—	6,144	†	$32.320	—	—
	—		—	—	5,455	5,455	†	$39.376	—	—
Total (Phantom ADSs)	16,584		—	—	5,455	22,039

(i)
Nil cost Share Match options were awarded in May 2004, previously the exercise price was 100 pence per award.

(ii)
In place of participation in the Share Matching Plan, Mike Jesanis elected to defer the ADS component of his bonus into a deferred compensation plan. For a Phantom award under a deferred compensation plan the ADS market value is tracked, additional value is accrued for dividends and the value is delivered, net of normal US deductions, depending on the participants' election ie in 10 years, on a specified age date from 55 to 75, or on leaving, including retirement. The market price of ADSs at 31 March 2005 was $46.750.

(iii)
In place of participation in the Share Matching Plan, Rick Sergel elected to defer the ADS component of his bonus into a deferred compensation plan. The July 2004 award was in respect of the period from 1 April 2004 to his retirement on 26 July 2004. All Phantom ADS awards vested immediately on retirement from the Board.

(iv)
Nick Winser received £2,500 in respect of a cash payment in lieu of dividends, on the exercise of three Share Match awards.

(v)
In the previous year's Directors' Remuneration Report, the Phantom ADS awards were disclosed in error as being 4,347, 5,332 and 5,938 ADSs respectively. These awards were under-reported as they did not reflect additional awards due to dividend reinvestment.

  Executive Share Option Plan (ESOP)

        No further awards will be made under this plan but there are outstanding options granted in previous years. Such options will normally be exercisable between the third and tenth anniversaries of the date of grant, subject to performance conditions. The performance conditions attaching to outstanding ESOP options are set out below. If the performance condition is not satisfied after the first three years then it will be re-tested as indicated.

        For options granted in June 2000, options worth up to 100% of an optionholder's base salary will become exercisable in full if Total Shareholder Return (TSR), measured over the period of three years beginning with the financial year in which the option is granted, is at least median compared with a comparator group of companies. Grants in excess of 100% of salary, vest on a sliding scale, becoming fully exercisable if the Group's TSR is in the top quartile. The performance condition attaching to options granted in June 2000 is tested annually throughout the lifetime of the option. These options remain unvested. For options granted from March 2001, the same TSR test is used but the performance condition may only be re-tested in years four and five. These options remain unvested and a final re-test will be undertaken in March 2006.

        The comparator group was revised in June 2002 and used for options granted in June and December 2002 and is set out below:

Allegheny Energy, Inc.	Energy East Corporation	NSTAR Corporation	Scottish Power plc

BG Group plc	Exelon Corporation	Potomac Electric Power Company	The Southern Company, Inc.

British Energy plc	FirstEnergy Corporation	Powergen plc	TXU, Inc.

Centrica plc	FPL Group, Inc.	Progress Energy, Inc.	United Utilities plc

Consolidated Edison, Inc.	International Power plc	Public Service Enterprise Group, Inc.	Xcel Energy, Inc.

Duke Energy Corporation	Northeast Utilities Corporation	Scottish & Southern Energy plc

        These options have now vested having reached median performance, such that 100% of salary has vested. Details of the exercise periods are shown in table 3.

        Details of the closing price of National Grid Transco shares as at 31 March 2005 and the high and low prices during the year are shown below table 6.

4.    Directors' interests in the Performance Share Plan

        The table below gives details of the Executive Directors' holdings of conditional shares awarded under the National Grid Transco Performance Share Plan (PSP). Under this Plan Executive Directors receive a conditional award of shares, up to a maximum of 125% of salary, which is subject to a TSR performance condition over a three-year performance period. Shares are then released following a further one-year retention period.

Table 4

	Conditional shares at 31 March 2004 or, if later, on appointment*		Awards exercised/ lapsed during year	Awards granted during year	Market price at award (pence)	Date of award	Vested in year	Lapsed without vesting in year	Conditional shares at 31 March 2005 or, if earlier, on retirement†		Release date
Roger Urwin	195,866		—	—	405.25	June 2003	—	—	195,866		June 2007
	—		—	198,587	424.875	June 2004	—	—	198,587		June 2008

Total	195,866		—	198,587			—	—	394,453
Steve Lucas	115,669		—	—	405.25	June 2003	—	—	115,669		June 2007
	—		—	116,210	424.875	June 2004	—	—	116,210		June 2008

Total	115,669		—	116,210			—	—	231,879
Edward Astle	107,958		—	—	405.25	June 2003	—	—	107,958		June 2007
	—		—	110,326	424.875	June 2004	—	—	110,326		June 2008

Total	107,958		—	110,326			—	—	218,284
Steve Holliday	115,669		—	—	405.25	June 2003	—	—	115,669		June 2007
	—		—	117,681	424.875	June 2004	—	—	117,681		June 2008

Total	115,669		—	117,681			—	—	233,350
Nick Winser	92,535		—	—	405.25	June 2003	—	—	92,535		June 2007
	—		—	98,558	424.875	June 2004	—	—	98,558		June 2008

Total	92,535		—	98,558			—	—	191,093
Mike Jesanis(i)	41,871	*	—	—	405.25	June 2003	—	—	41,871		June 2007
	ADSs 19,987	*	—	—	$39.40	June 2004	—	—	ADSs 19,987		June 2008

Total	41,871	*	—	—			—	—	41,871
	ADSs 19,987	*	—	—			—	—	ADSs 19,987
Rick Sergel	152,063		—	—	405.25	June 2003	—	152,063	—	†	June 2007

Total	152,063		—	—			—	152,063	—	†

(i)
Mike Jesanis received an award over ADSs in June 2004, based on a market price of $39.40 per ADS. Each ADS represents 5 ordinary shares.

5.    Directors' interests under the Lattice Long Term Incentive Scheme

      The following table shows awards under the Lattice Long Term Incentive Scheme (LTIS) that were rolled over at the time of the merger between National Grid Group plc and Lattice Group plc by Steve Lucas and that were still held at 31 March 2005.

	Original award date	Award held at 1 April 2004 including dividend reinvestment shares	Adjusted market price for award at rollover	Shares resulting from dividend reinvestment in year	Award released during year	Market price at date of release (pence)	Award held at 31 March 2005 or on retirement†	Date award released
Steve Lucas	Nov 2000	81,492	350.43	2,122	83,614	461.80	—	Nov 2004
	Nov 2001	96,589	388.24	1,612	—	—	98,201	Nov 2005

Total		178,081		3,734	83,614	—	98,201

  Lattice LTIS

        No awards have been made under this Plan since November 2001. Under the terms of the Lattice LTIS, notional allocations of shares were made to key individuals. The allocations were subject to a performance condition over three years as set out below and a further retention period of one year. The number of shares actually released to participants depended on the Group's TSR compared with that of other regulated utility companies operating in a similar environment.

        The 2000 and 2001 LTIS awards held by Steve Lucas continued over a number of National Grid Transco shares shown above and remain subject to the rules of the LTIS except that (i) since 21 October 2002, the performance target measures the Group's TSR against the original comparator group of each award; and (ii) the awards will not be forfeited on ceasing employment unless the Remuneration Committee decides otherwise.

        The comparator group used for the 2000 and 2001 LTIS awards is set out below:

Powergen plc	Pennon Group plc	Centrica plc	British Energy plc
Kelda Group plc	United Utilities plc	Scottish Power plc	BT Group plc
Scottish & Southern Energy plc	Severn Trent plc	Viridian Group plc	Railtrack plc (2000 only)
BAA plc	AWG plc	International Power plc	Thames Water plc (2000 only)

        No awards vested if the Group's TSR over the performance period, when compared with that of the other companies in the comparator group, fell below median. For TSR between that of the median and upper quartile of comparator group constituent companies the proportion of shares that vested was calculated on a straight-line basis between 40% and 100%, and for TSR performance at or above upper quartile the awards vested in full.

        During 2004/05, the 2000 award was released to Steve Lucas following the end of the retention period. The 2001 award vested when the Group's TSR was measured against the comparator group at the end of the performance period such that 100% of the award vested. Shares under this award will be held for a further year, the retention period, and will be released in November 2005.

6.    Directors' beneficial interests

        The Directors' beneficial interests (which include those of their families) in the ordinary shares of National Grid Transco of 10p each are shown below.

	Ordinary shares at ordinary shares at 31 March 2005(i) or, if earlier, on retirement†		Ordinary shares at 1 April 2004 or, if later, on appointment*		Options/awards over ordinary shares at 31 March 2005 or, if earlier, on resignation†(iii)		Options/awards over ordinary shares at 1 April 2004 or, if later, on appointment*
Roger Urwin(ii)(iv)	249,517		231,292		1,126,284		896,935
Steve Lucas(ii)(v)(vi)(vii)	102,063		42,961		404,093		350,854
Edward Astle(ii)	21,118		11,973		795,303		669,261
Steve Holliday(ii)(iv)	25,843		14,629		604,370		467,976
Nick Winser(ii)	36,515		19,781		350,761		246,697
Mike Jesanis(ii)	3,557		3,412	*	336,935		336,935	*
Rick Sergel(ii)	3,058	†	3,058		509,002	†	661,065
Sir John Parker	52,229		40,229		—		—
James Ross	19,000	†	19,000		—		—
John Grant	10,000		10,000		—		—
Ken Harvey	3,874		1,874		—		—
Paul Joskow	5,000		5,000		—		—
Stephen Pettit	3,000		1,875		—		—
Maria Richter	2,000		—		—		—
George Rose	5,025		5,025		—		—
John Allan (viii)	—		—		—		—

(i)
There has been no other change in the beneficial interests of the Directors in the ordinary shares of National Grid Transco between 1 April 2005 and 18 May 2005 except in respect of routine monthly purchases under the SIP (see note (iv) below).

(ii)
Each of the Executive Directors, with the exception of Rick Sergel and Mike Jesanis, was for Companies Act purposes, deemed to be a potential beneficiary under the National Grid Qualifying Employee Share Ownership Trust (QUEST) and in the National Grid Transco 1996 Employee Benefit Trust and thereby to have an interest in the 6,364,355 National Grid Transco shares held by the QUEST and the 100,000 National Grid Transco shares held by the 1996 Employee Benefit Trust as at 31 March 2005.

(iii)
Including the PSP awards detailed in table 4 above.

(iv)
Beneficial interest includes shares purchased under the monthly operation of the SIP in the year to 31 March 2005. Further shares were purchased in April and May 2005 on behalf of Steve Holliday (49 shares) and Roger Urwin (49 shares).

(v)
Steve Lucas was, for Companies Act purposes, deemed to be a potential beneficiary in the 103,732 National Grid Transco shares held by Mourant and Co. Trustees, as trustee of the Lattice Group Employee Shares Trust operated in conjunction with the Lattice LTIS and the 6,981 National Grid Transco shares held by Lattice Group Trustees Limited as trustee of the Lattice Group Employee Share Ownership Trust, as at 31 March 2005.

(vi)
Beneficial interest includes shares acquired pursuant to the Lattice All Employee Share Ownership Plan.

(vii)
Including the Lattice LTIS awards detailed in table 5 above.

(viii)
John Allan was appointed to the Board on 1 May 2005.

        The closing price of a National Grid Transco share on 31 March 2005 was 490.25p. The range during the year was 549.50p (high) and 421.25p (low). Please note that the Register of Directors' Interests contains full details of shareholdings and options/awards held by Directors as at 31 March 2005.

On behalf of the Board

Helen Mahy
Group Company Secretary and General Counsel
18 May 2005

International Financial Reporting Standards

Overview

        All companies listed on a European Union stock exchange are required to adopt International Financial Reporting Standards (IFRS) as published by the International Accounting Standards Board and endorsed by the European Commission. We are required to adopt IFRS in our next consolidated financial statements, for the financial year commencing on 1 April 2005.

        The Group commenced a programme of work in 2003, to enable a smooth transition to IFRS. This involved examining all implementation aspects, including changes to accounting policies, systems impacts, staff training, restatement of comparative periods, assessment of IFRS accounting developments and related business issues arising from the conversion to IFRS. This work is almost completed and remains on course to meet the requirements of the publication of full IFRS financial statements for 2005/06.

Unaudited impact of adopting IFRS

        The adoption of IFRS will have a significant impact on the Group's reported financial results, initially leading to higher reported operating profit, profit before tax, profit for the year and earnings per share together with higher reported net assets. The unaudited tables below show the impact that the adoption of IFRS would have, compared with the equivalent UK GAAP measures of operating profit, profit before tax, profit for the year and earnings per share for 2004/05, together with a reconciliation from UK GAAP to IFRS for net assets as at 31 March 2005. The impact on adjusted operating profit, adjusted profit before tax, adjusted profit for the year and adjusted earnings per share is also shown.

  Unaudited reconciliation of operating profit from UK GAAP to IFRS

For the year ended 31 March 2005	Adjusted operating profit	Goodwill amortisation and exception items	Operating profit
	£m	£m	£m
UK GAAP	2,212	(360)	1,852
IFRS adjustments:
Replacement expenditure	336	—	336
Regulatory assets	269	(60)	209
Pensions and other post-retirement benefits	6	15	21
Goodwill amortisation	—	109	109
Profits on disposal of properties	62	—	62
Reclassification of share of joint ventures	(7)	—	(7)
Other	(12)	—	(12)

IFRS	2,866	(296)	2,570

  Unaudited reconciliation of profit before tax from UK GAAP to IFRS

For the year ended 31 March 2005	Adjusted profit before tax	Goodwill amortisation and exceptional items	Profit before tax
	£m	£m	£m
UK GAAP	1,429	(277)	1,152
IFRS adjustments:
Replacement expenditure	336	—	336
Regulatory assets	306	(60)	246
Pensions and other post-retirement benefits	42	15	57
Goodwill amortisation	—	109	109
Profits on disposal of properties	62	(62)	—
Reclassification of share of joint ventures	(2)	—	(2)
Other	(18)	—	(18)

IFRS	2,155	(275)	1,880

  Unaudited reconciliation of profit for the year from UK GAAP to IFRS

For the year ended 31 March 2005	Adjusted profit for the year	Goodwill amortisation and exceptional items	Profit for the year
	£m	£m	£m
UK GAAP	1,106	(198)	908
IFRS adjustments:
Replacement expenditure	236	—	236
Regulatory assets	187	(36)	151
Pensions and other post-retirement benefits	31	10	41
Goodwill amortisation	—	109	109
Deferred taxation	(11)	—	(11)
Profits on disposal of properties	62	(62)	—
Other	(10)	—	(10)

IFRS (net income)	1,601	(177)	1,424

  Unaudited reconciliation of earnings per share from UK GAAP to IFRS

For the year ended 31 March 2005	Adjusted earnings per share	Goodwill amortisation and exceptional items	Earnings per share
	pence	pence	pence
UK GAAP	35.9	(6.4)	29.5
IFRS adjustments:
Replacement expenditure	7.7	—	7.7
Regulatory assets	6.0	(1.1)	4.9
Pensions and other post-retirement benefits	1.0	0.3	1.3
Goodwill amortisation	—	3.5	3.5
Deferred taxation	(0.4)	—	(0.4)
Profits on disposal of properties	2.0	(2.0)	—
Other	(0.3)	—	(0.3)

IFRS	51.9	(5.7)	46.2

  Unaudited reconciliation of net assets from UK GAAP to IFRS

As at 31 March 2005	Net assets
£m
UK GAAP	1,391
IFRS adjustments:
Replacement expenditure	4,305
Regulatory assets	(2,663)
Pensions and other post-retirement benefits	(1,741)
Intangible assets other than goodwill	182
Goodwill	18
Deferred taxation	179
Proposed final dividend	469
Non-equity minority interests	(22)
Other	(23)

IFRS	2,095

        The adjustments to net assets are measurement adjustments only. This reconciliation is not intended to represent adjustments relating to balance sheet reclassifications that do not affect net assets, but will arise as a result of conversion to IFRS.

Basis of preparation

        IFRS is subject to interpretation by the International Financial Reporting Interpretations Committee. Further standards may be issued that need to be adopted for financial years beginning on or after 1 April 2005. Also, the number of new and revised standards within IFRS means that there is not yet a significant established practice from which to draw conclusions on the application and interpretation of IFRS.

        In addition, at 31 March 2005, the planned sales of four of our gas distribution networks did not meet the criteria to be treated as discontinued operations under IFRS. As a consequence, the results of those networks are included within IFRS operating profit, profit before tax, profit for the year (net income) and earnings per share without being separately identified as discontinued.

        When the Group's results for the year ending 31 March 2006 are published, the comparatives (for the year ended 31 March 2005) will need to be re-presented on the basis that the operations of the networks that are to be sold will by then have become discontinued. As a consequence, the Group's results and financial position as at 31 March 2005, reported next year, will differ from the unaudited IFRS results and financial position shown in the tables on page 80.

        The following notes explain the primary adjustments arising from the conversion to IFRS.

  Replacement expenditure (repex)

        This represents the cost of planned maintenance on gas mains and services assets, the vast majority of which relate to the Group's UK Gas Distribution business. Under UK GAAP, repex is written off to the profit and loss account as incurred. Under IFRS, it is capitalised and depreciated over its useful life.

  Regulatory assets

        These assets arise when a US-based public utility, authorised by its regulator, defers to its balance sheet certain costs or revenues which would otherwise be charged or credited to the income statement. These assets are currently recognised in the balance sheet under UK GAAP. Under IFRS, regulatory assets are not permitted to be recognised in the balance sheet. Instead, costs are charged to the income statement when incurred and recoveries from customers are recognised when receivable.

  Pensions and other post-retirement benefits

        Under UK GAAP, the Group's pensions and post-retirement benefits are accounted for under SSAP 24. Under IFRS, these benefits are accounted for under IAS 19. This results in the Group recognising all of its net pension and other post-retirement benefit obligations in the balance sheet at 1 April 2004 with a corresponding adjustment to opening reserves. There are also differences in the measurement of the annual pension expense under IAS 19 compared with SSAP 24.

  Intangible assets other than goodwill

        In a business combination IFRS requires fair values to be attributed to intangible assets that are not recognised under UK GAAP together with associated deferred tax balances. A corresponding reduction in goodwill arises as a consequence. The acquisition of the UK operations of Crown Castle International Corp. in 2004/05 resulted in the recognition under IFRS of certain intangibles, amounting to £188 million at the date of acquisition, which are being amortised on a straight-line basis on periods ranging from 10 to 25 years. In accordance with IFRS 1, the Group has not restated any business combinations that occurred prior to 31 March 2004.

  Goodwill

        The goodwill recorded in the accounts as at 31 March 2005 primarily arose from the acquisition of our US businesses and from the acquisition of the UK operations of Crown Castle International Corp. Under UK GAAP, goodwill is amortised over 20 years. Under IFRS, we are no longer required to amortise goodwill, however, it must be reviewed for impairment on an annual basis. This adjustment affects operating profit, profit before tax, profit for the year and earnings per share, but does not affect adjusted operating profit, adjusted profit before tax, adjusted profit for the year or adjusted earnings per share as goodwill amortisation is excluded from adjusted profit measures under UK GAAP.

  Profit on disposal of properties

        Under UK GAAP, certain items must be shown below operating profit within exceptional items on the face of the profit and loss account, in particular material gains and losses on the disposal of fixed assets. Gains and losses on disposal of properties held by SecondSite Property, our property management business, will be included within both adjusted operating profit and operating profit under IFRS, as these are considered to be part of the normal recurring operating activities of the Group.

  Deferred taxation

        Most of the IFRS adjustments give rise to temporary differences (differences between the tax base and the book value of assets and liabilities). Deferred taxation is provided in respect of these temporary differences in accordance with IAS 12. This is different to the timing differences method used under UK GAAP.

  Proposed final dividend

        Under UK GAAP, final ordinary dividends are recorded as a liability in the year in respect of which they are proposed by the Board of Directors for approval by the shareholders. Under IFRS, dividends are not provided until declared.

  Non-equity minority interests

        Under UK GAAP, non-equity minority interests are shown separately from shareholders' equity within capital and reserves. Under IFRS this amount is included within liabilities, resulting in lower net assets.

Financial instruments

        The unaudited adjustments reconciling UK GAAP and IFRS as at 31 March 2005 shown on page 80 do not reflect the impact of IAS 39, which is being adopted by the Group with effect from 1 April 2005.

Statement of Directors' Responsibilities for Preparing the Accounts

        The Directors are required by the Companies Act 1985 to prepare accounts for each financial year which give a true and fair view of the state of affairs of the Company and of the Group as at the end of the financial year and of the profit or loss of the Group for the financial year.

        The Directors consider that in preparing the accounts (detailed in the following sections: Principal Accounting Policies, Accounts and Notes to the Accounts) the Company has used appropriate accounting policies, consistently applied and supported by reasonable and prudent judgements and estimates and all applicable accounting standards have been followed.

        The Directors have responsibility for ensuring that the Company keeps accounting records which disclose with reasonable accuracy the financial position of the Company and of the Group and which enable them to ensure that the accounts comply with the Companies Act 1985.

        The Directors have general responsibility for taking such steps as are reasonably open to them to safeguard the assets of the Group and to prevent and to detect fraud and other irregularities.

        The Directors, having prepared the accounts, have requested the Auditors to take whatever steps and to undertake whatever inspections they consider to be appropriate for the purposes of enabling them to give their audit report.

        The Directors confirm that the Audit Committee continues to review the adequacy of the system of internal financial controls adopted by the Group.

Accounting Policies

a)
Basis of preparation of accounts

        The accounts are prepared under the historical cost convention and in accordance with applicable UK accounting and financial reporting standards.

        The accounts have been prepared in accordance with UK GAAP, which differs in certain respects from US GAAP. An explanation of the main differences between UK and US GAAP is set out in note 32 to the accounts, and a summary of the results under US GAAP is shown in note 33.

        The preparation of accounts in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from these estimates.

        The Group has adopted Financial Reporting Standard (FRS) 20 'Sharebased Payment' during the year. The impact of the adoption is shown in note 1.

        The Group is following the transitional arrangements of FRS 17 'Retirement Benefits'. The required disclosures are shown in note 7.

b)    Basis of consolidation

        The Group accounts include the accounts of the Company and all its subsidiary undertakings ('Group undertakings'), together with the Group's share of the results and net assets of its joint ventures ('associated undertakings'), less any provision for impairment. An associated undertaking is an entity in which the Group has a participating interest and over which it exercises a significant influence. The accounts of the Group and associated undertakings used for consolidation are generally made up to 31 March. However, where this has not been practical, the results of certain Group and associated undertakings have been based on their accounts to 31 December.

        The results of newly acquired Group and associated undertakings are included in the Group accounts from the date the Group acquires control or, in respect of associated undertakings, an equity interest which enables it to exercise a significant influence. The results of Group and associated undertakings are included in the Group accounts up to the date that control or the exercise of significant influence, as appropriate, is relinquished.

        In translating into sterling the Group's share of the net assets and results of a joint venture operating in a hyper-inflationary economy for the years ended 31 March 2003 and 2004, adjustments have been made to reflect current price levels. Such adjustments have been reflected through the Group profit and loss account or statement of total recognised gains and losses as appropriate. The Group's share of the gain on net monetary liabilities has been credited to the Group profit and loss account through 'net interest', and where the effect is material is shown as part of the Group's exceptional financing costs (see note 4(c)).

        The 21 October 2002 business combination of National Grid and Lattice met the merger accounting criteria under UK GAAP and the Companies Act 1985 and therefore the transaction was accounted for as a merger. The consolidated accounts have been prepared as if National Grid and Lattice had always comprised the Group. The combined accounts were adjusted for the issue on Merger of 1,323m shares with a nominal value of £132m and for the elimination of balances between the former groups.

c)     Goodwill

        Goodwill, representing the excess of the fair value of the consideration given over the fair value of the identifiable net assets acquired, is capitalised and amortised on a straight-line basis, through the profit and loss account over its estimated useful economic life, principally 20 years.

d)    Foreign currencies

        The results of the Group's overseas operations are generally translated into sterling at weighted average rates of exchange for the period the overseas operations are included within the Group accounts. In certain limited circumstances, where the use of a weighted average rate would distort material transactions, those transactions are separately translated at the rates of exchange relevant to the dates on which the transactions occurred.

        Exchange differences arising on the translation of the opening net assets of overseas operations, the re-translation of the retained earnings of overseas operations from average to closing rates of exchange and the translation of foreign currency borrowings or derivatives taken to hedge overseas assets are taken directly to reserves. Tax charges or credits arising on such items are also taken directly to reserves.

        Assets and liabilities in foreign currencies are generally translated at the rates of exchange ruling at the balance sheet date. In respect of certain assets or liabilities that are matched by an exact and directly related foreign exchange derivative, the relevant asset or liability is translated at the rate of exchange under the related derivative.

        All other exchange differences and related tax charges or credits are taken to the profit and loss account and disclosed separately where deemed exceptional.

e)     Tangible fixed assets and depreciation

        Tangible fixed assets are included in the balance sheet at their cost less accumulated depreciation. Cost includes payroll and finance costs incurred which are directly attributable to the construction of tangible fixed assets.

        Tangible fixed assets include assets in which the Group's interest comprises legally protected statutory or contractual rights of use.

        Additions represent the purchase or construction of new assets and extensions to or significant increases in the capacity of existing tangible fixed assets. Contributions received towards the cost of tangible fixed assets are included in creditors as deferred income and credited on a straight-line basis to the profit and loss account over the estimated economic lives of the assets.

Depreciation periods for categories of tangible fixed assets	Years
Plant and machinery
Electricity transmission plant	15 to 60
Electricity distribution plant	15 to 60
Interconnector plant	15 to 60
Gas plant—mains, services and regulating equipment	30 to 65
Gas plant—storage	40
Gas plant—meters	10 to 33
Wireless towers/infrastructure	20 to 55
Freehold and leasehold buildings	up to 65
Motor vehicles and office equipment	up to 10

        No depreciation is provided on freehold land and assets in the course construction. Other tangible fixed assets are depreciated, principally on a straight-line basis, at rates estimated to write off their book values over their estimated useful economic lives. In assessing estimated useful economic lives, which are reviewed on a regular basis, consideration is given to any contractual arrangements and operational requirements relating to particular assets. Unless otherwise determined by operational requirements, the depreciation periods for the principal categories of tangible fixed assets are, in general, as shown on the previous page.

f)     Impairment of fixed assets

        Impairments of fixed assets are calculated as the difference between the carrying values of the net assets of income generating units, including, where appropriate, investments and goodwill, and their recoverable amounts. Recoverable amount is defined as the higher of net realisable value or estimated value in use at the date the impairment review is undertaken. Net realisable value represents the net amount that can be generated through sale of the assets. Value in use represents the present value of expected future cash flows discounted on a pre-tax basis, using the estimated cost of capital of the income generating unit.

        Impairment reviews are carried out if there is some indication that an impairment may have occurred, or where otherwise required, to ensure that fixed assets are not carried above their estimated recoverable amounts.

        Impairments are recognised in the profit and loss account and, where material, are disclosed as exceptional.

g)     Replacement expenditure

        Replacement expenditure represents the cost of planned maintenance of the UK's gas mains and services assets by replacing or lining sections of pipe. This expenditure is principally undertaken to repair and to maintain the safety of the network and is written off as incurred. Expenditure that enhances the performance of the mains and services assets is treated as an addition to tangible fixed assets.

h)    Deferred taxation and investment tax credits

        Deferred taxation is provided in full on all material timing differences, with certain exceptions. No provision for deferred taxation is made for any timing differences on non-monetary assets arising from fair value adjustments, except where there is a binding agreement to sell the assets concerned. However, no provision is made where it is more likely than not that any taxable gain will be rolled over into replacement assets.

        Deferred tax assets are only recognised to the extent that they are considered recoverable.

        Deferred tax balances have not been discounted.

        Investment tax credits are amortised over the economic life of the asset giving rise to the credits.

i)     Stocks

        Stocks are carried at cost less provision for deterioration and obsolescence.

j)     Regulatory assets

        The US Statement of Financial Accounting Standards 71 'Accounting for the Effects of Certain Types of Regulation' (SFAS 71) establishes US GAAP for utilities whose regulators have the power to approve and/or regulate rates that may be charged to customers. Provided that through the regulatory process the utility is substantially assured of recovering its allowable costs by the collection of revenue from its customers, such costs not yet recovered are deferred as regulatory assets. Due to the different regulatory environment, no equivalent accounting standard applies in the UK.

        Under UK GAAP, regulatory assets established in accordance with the principles of SFAS 71 are recognised in debtors where they comprise rights or other access to future economic benefits which arise as a result of past transactions or events which have created an obligation to transfer economic benefit to a third party. Measurement of the past transaction or event and hence of the regulatory asset is determined in accordance with UK GAAP.

k)    Decommissioning and environmental costs

        Decommissioning and environmental costs, based on discounted future estimated expenditures, are provided for in full and where appropriate a corresponding tangible fixed asset or regulatory asset is also recognised. The unwinding of the discount is included within the profit and loss account as a financing charge net of the unwinding of the discount on any related regulatory asset.

l)     Turnover

        Turnover primarily represents the sales value derived from the transmission and distribution of energy and recovery of stranded costs together with the sales value derived from the provision of other services, including wireless infrastructure services, to customers during the year and excludes value added tax and intra-group sales.

        Turnover from the transmission and distribution of energy and recovery of stranded costs originates from the value of units supplied during the year and includes an estimate of the value of units supplied to customers between the date of their last meter reading and the year end. No liability is recognised when revenues received or receivable exceed the maximum amount permitted by regulatory agreement and reductions will be made to future prices to reflect this over-recovery.

        Turnover from wireless infrastructure services consists mainly of the value of managed broadcast transmission services (for both television and radio networks) and site rentals earned by leasing antenna space on our sites to a range of customers who provide mobile telephony and transmission services. Site rental and transmission service revenue is recognised on a straight-line basis over agreed contracted periods with terms generally ranging from one to twenty years.

m)   Pensions and other post-retirement benefits

        The cost of providing pensions and other post-retirement benefits is charged to the profit and loss account on a systematic basis over the service lives of the employees in the schemes. Variations from the regular pension cost are allocated over the estimated average remaining service lives of current employees, with the interest component of any variation being reflected in net interest and the other component reflected through staff costs.

n)    Leases

        Operating lease payments are charged to the profit and loss account on a straight-line basis over the term of the lease.

o)    Financial instruments

        Derivative financial instruments ('derivatives') are used by the Group mainly for the management of its interest rate and foreign currency exposures and commodity price risks in respect of expected energy usage. The principal derivatives used include interest rate swaps, currency swaps, forward foreign currency agreements, interest rate swaptions and indexed swap contracts relating to the purchase of energy.

        All transactions are undertaken, or maintained, with a view to providing a commercial hedge of the interest, currency or commodity price risks associated with the Group's underlying business activities and the financing of those activities. Amounts payable or receivable in respect of interest rate swaps are recognised in the profit and loss account over the economic lives of the agreements or underlying position being hedged, either within net interest or disclosed separately where deemed exceptional.

        Termination payments made or received in respect of derivatives are spread over the shorter of the life of the original instrument or the life of the underlying exposure in cases where the underlying exposure continues to exist. Where the underlying exposure ceases to exist, any termination payments are taken to the profit and loss account.

        Those derivatives, relating both to interest rates and/or currency exchange, that are directly associated with a specific transaction and exactly match the underlying cash flows relating to the transaction are accounted for on the basis of the combined economic result of the transaction including the related derivative.

        All other currency swaps and forward currency agreements are translated at the rate of exchange prevailing at the balance sheet date with the corresponding exchange adjustment being dealt with in reserves or the profit and loss account as appropriate.

        Liabilities recognised in respect of index-linked swap contracts relating to the purchase of energy are measured on the basis of their estimated market value. In addition, a corresponding movement in the value of a related regulatory asset is also recognised.

p)    Restructuring costs

        Costs arising from Group restructuring programmes primarily relate to redundancy costs. Redundancy costs are charged to the profit and loss account in the period in which the Group becomes irrevocably committed to incurring the costs and the main features of the restructuring plan have been announced to affected employees. Redundancy costs are classified as part of 'other operating charges' as these costs do not relate to services provided by employees for the year.

q)    Share-based payments

        Equity-settled share-based payments are measured at fair value at the date of grant. The fair value determined at the grant date of the equity-settled share-based payments is expensed on a straight-line basis over the vesting period, based on an estimate of shares that will eventually vest.

Group Profit and Loss Account
for the years ended 31 March

	Notes		2005	2004 (restated)(i)	2003 (restated)(i)
			£m	£m	£m
Turnover, including share of joint ventures'			8,583	9,104	9,566
Less: share of joint ventures' turnover—continuing operations			(49)	(48)	(73)
Less: share of joint ventures' turnover—discontinued operations			(13)	(23)	(93)

Group turnover—continuing operations before acquisition			8,373	8,875	8,833
Group turnover—acquisition			148	—	—
Group turnover—continuing operations			8,521	8,875	8,833
Group turnover—discontinued operations			—	158	567
Group turnover	2(a	)	8,521	9,033	9,400
Operating costs	3		(6,676)	(7,203)	(7,828)

Operating profit of Group undertakings—continuing operations before acquisition			1,829	1,830	1,766
Operating profit of Group undertakings—acquisition			16	—	—
Operating profit of Group undertakings—continuing operations	2(b	)	1,845	1,830	1,766
Operating loss of Group undertakings—discontinued operations	2(b	)	—	—	(194)
			1,845	1,830	1,572
Share of joint ventures' operating profit—continuing operations	2(b	)	6	7	9
Share of joint ventures' operating profit—discontinued operations	2(b	)	1	—	115
			7	7	124

Operating profit
—Before exceptional items and goodwill amortisation	2(b	)	2,212	2,213	2,148
—Exceptional items—continuing operations	4(a	)	(251)	(277)	(311)
—Exceptional items—discontinued operations	4(a	)	—	—	(39)
—Goodwill amortisation			(109)	(99)	(102)
Total operating profit	2(b	)	1,852	1,837	1,696
Profit on disposal of tangible fixed assets—continuing operations	4(b	)	70	96	48
Profit/(loss) on sale or termination of operations—discontinued operations	4(b	)	13	—	(68)
Gain on assets held for exchange—discontinued operations	4(b	)	—	226	—
Merger costs—continuing operations	4(b	)	—	—	(79)
Net interest
—Excluding exceptional items	8		(783)	(822)	(939)
—Exceptional items	4(c	),8	—	—	(31)
Total interest	8		(783)	(822)	(970)

Profit on ordinary activities before taxation			1,152	1,337	627
Taxation
—Excluding exceptional items	9		(324)	(350)	(373)
—Exceptional items	4(d	),9	79	89	128
Total taxation	9		(245)	(261)	(245)

Profit on ordinary activities after taxation			907	1,076	382
Minority interests
—Excluding exceptional items			1	(2)	(3)
—Exceptional items	4(e	)	—	—	(28)
Total minority interests			1	(2)	(31)

Profit for the year
—Before exceptional items and goodwill amortisation			1,106	1,039	833
—Exceptional items—operating	4(a	)	(251)	(277)	(350)
—Exceptional items—non-operating	4(b	)	83	322	(99)
—Exceptional items—financing	4(c	)	—	—	(31)
—Exceptional items—taxation	4(d	)	79	89	128
—Exceptional items—minority interests	4(e	)	—	—	(28)
—Goodwill amortisation			(109)	(99)	(102)
Profit for the year			908	1,074	351
Dividends	10		(731)	(609)	(530)

Profit/(loss) transferred to/(from) profit and loss account reserve	24		177	465	(179)

Earnings per ordinary share
—Basic, including exceptional items and goodwill amortisation	11		29.5p	35.0p	11.4p
—Adjusted basic, excluding exceptional items and goodwill amortisation	11		35.9p	33.9p	27.1p
—Diluted, including exceptional items and goodwill amortisation	11		29.3p	34.9p	11.6p
—Adjusted diluted, excluding exceptional items and goodwill amortisation	11		35.7p	33.8p	26.7p

(i)
During the year ended 31 March 2005, the Group adopted Financial Reporting Standard (FRS) 20 'Share-based Payment'—see note 1 to the Accounts.

        The continuing operations of the Group include the results of the four UK gas distribution networks that the Group has agreed to sell. Additional information regarding these networks is shown in note 2 to the Accounts.

        The notes on pages 91 to 143 form part of the Accounts.

Balance Sheets
at 31 March

		Group		Company
	Notes	2005	2004 (restated)(i)	2005	2004 (restated)
		£m	£m	£m	£m
Fixed assets
Intangible assets	12	2,003	1,537	—	—
Tangible assets	13	17,746	16,706	—	—
Investments in joint ventures
—Share of gross assets		194	395	—	—
—Share of gross liabilities		(177)	(376)	—	—
—Share of net assets		17	19	—	—
Other investments		131	132	2,428	2,275
Total investments	14	148	151	2,428	2,275

		19,897	18,394	2,428	2,275

Current assets
Stocks	16	101	91	—	—
Debtors (amounts falling due within one year)	17	1,545	1,588	10,697	3,884
Debtors (amounts falling due after more than one year)	17	2,498	2,708	—	—
Current asset investments		570	520	118	6
Cash at bank and in hand		100	96	—	—

		4,814	5,003	10,815	3,890
Creditors (amounts falling due within one year)
Borrowings		(3,256)	(1,706)	(781)	(388)
Other creditors		(2,892)	(2,807)	(2,233)	(2,056)
	18	(6,148)	(4,513)	(3,014)	(2,444)

Net current (liabilities)/assets		(1,334)	490	7,801	1,446

Total assets less current liabilities		18,563	18,884	10,229	3,721
Creditors (amounts falling due after more than one year)
Borrowings		(10,963)	(11,542)	(1,020)	(746)
Other creditors		(1,837)	(1,922)	(8)	(13)
	19	(12,800)	(13,464)	(1,028)	(759)
Provisions for liabilities and charges
Deferred taxation		(3,036)	(2,944)	—	—
Other provisions		(1,336)	(1,205)	—	—
	22	(4,372)	(4,149)	—	—

Net assets employed		1,391	1,271	9,201	2,962

Capital and reserves
Called up share capital	23	309	309	309	309
Share premium account	24	1,289	1,280	1,289	1,280
Other reserves	24	(5,131)	(5,131)	68	52
Profit and loss account	24	4,892	4,763	7,535	1,321

Equity shareholders' funds	26	1,359	1,221	9,201	2,962
Minority interests
Equity		10	12	—	—
Non-equity	25	22	38	—	—
		32	50	—	—

		1,391	1,271	9,201	2,962

(i)
During the year ended 31 March 2005, the Group adopted FRS 20 'Share-based Payment'—see note 1.

        Commitments and contingencies are shown in note 29.

        The notes on pages 91 to 143 form part of the Accounts which were approved by the Board of Directors on 18 May 2005 and were signed on its behalf by:

Sir John Parker Chairman

Stever Lucas Group Finance Director

Group Cash Flow Statement
for the years ended 31 March

	Notes	2005	2004	2003
		£m	£m	£m
Net cash inflow from operating activities before exceptional items	27(a)	3,103	3,058	3,154
Expenditure relating to exceptional items		(194)	(248)	(328)
Net cash inflow from operating activities		2,909	2,810	2,826
Dividends from joint ventures		5	8	11
Returns on investments and servicing of finance
Interest received and similar income		75	137	56
Interest paid and similar charges		(830)	(823)	(957)
Dividends paid to minority interests		(3)	(6)	(11)
Net cash outflow for returns on investments and servicing of finance		(758)	(692)	(912)
Taxation
Net corporate tax paid		(150)	(18)	(112)
Capital expenditure and financial investment
Net payments to acquire intangible and tangible fixed assets		(1,354)	(1,400)	(1,518)
Receipts from disposals of tangible fixed assets		92	146	111
Net cash outflow for capital expenditure and financial investment		(1,262)	(1,254)	(1,407)
Acquisitions and disposals
Payments to acquire Group undertakings		(1,151)	—	—
Less: Cash acquired with Group undertaking		29	—	—
	27(c)	(1,122)	—	—
Payments to acquire investments		(16)	(26)	(165)
Receipts from disposals of investments	27(b)	8	33	328
Net cash (outflow)/inflow for acquisitions and disposals		(1,130)	7	163
Equity dividends paid		(628)	(560)	(571)

Net cash (outflow)/inflow before the management of liquid resources and financing		(1,014)	301	(2)
Management of liquid resources
Increase in short-term deposits		(54)	(48)	(138)
Net cash outflow from the management of liquid resources	27(d),(e)	(54)	(48)	(138)
Financing
Issue of ordinary shares		13	38	4
Payments to repurchase ordinary shares		—	—	(97)
Termination of cross currency swaps	27(d)	—	148	—
Increase/(decrease) in borrowings	27(d),(e)	1,068	(426)	267
Net cash inflow/(outflow) from financing		1,081	(240)	174

Movement in cash and overdrafts	27(d),(e)	13	13	34

        Included in the cash flows above are cash flows for discontinued operations as set out below:

	2005	2004	2003
	£m	£m	£m
Net cash inflow/(outflow) from operating activities	—	5	(70)
Net cash outflow for returns on investments and servicing of finance	—	(2)	(14)
Net cash (outflow)/inflow for taxation	—	—	(1)
Net cash outflow for capital expenditure and financial investment	—	(1)	(123)
Net cash outflow for acquisitions and disposals	—	—	(3)

Net cash inflow/(outflow) before the management of liquid resources and financing	—	2	(211)

        Liquid resources comprise money market deposits, equities and gilts.

Group Statement of Total Recognised Gains and Losses
for the years ended 31 March

	2005	2004 (restated)(i)	2003 (restated)(i)
	£m	£m	£m
Profit for the year	908	1,074	351
Exchange adjustments	(73)	(417)	(322)
Tax on exchange adjustments	—	(12)	12
Unrealised gain on transfer of fixed assets to a joint venture (net of tax)	—	—	6

Total recognised gains and losses relating to the year	835	645	47

Prior year adjustment(i)	(140)

Total recognised gains and losses since last annual report	695

(i)
During the year ended 31 March 2005, the Group adopted FRS 20 'Share-based Payment'—see note 1.

        The notes on pages 91 to 143 form part of the Accounts.

Notes to the Accounts

1.    Adoption of Financial Reporting Standard (FRS) 20

        During the year, the Group adopted FRS 20 'Share-based Payment'. The adoption of this standard constitutes a change in accounting policy. Therefore, the impact has been reflected as a prior year adjustment in accordance with Financial Reporting Standard 3.

        The standard requires that where shares or rights to shares are granted to third parties, including employees, a charge should be recognised in the profit and loss account based on the fair value of the shares at the date the grant of shares or right to shares is made.

        For the year ended 31 March 2005, the adoption of FRS 20 has reduced both basic and adjusted operating profit by £16m, reduced basic and adjusted profit for the year by £9m, reduced basic and adjusted earnings per share by 2.9p, and increased net assets employed by £19m.

        The effect of the adoption of FRS 20 on prior year comparatives is as follows:

	Year ended 31 March 2004						Year ended 31 March 2003
	As previously reported		Impact of FRS 20		As restated		As previously reported		Impact of FRS 20		As restated
	£m		£m		£m		£m		£m		£m
Operating profit
—Before exceptional items and goodwill amortisation	2,238		(25)		2,213		2,185		(37)		2,148
—After exceptional items and goodwill amortisation	1,862		(25)		1,837		1,736		(40)		1,696
Profit for the year
—Before exceptional items and goodwill amortisation	1,064		(25)		1,039		870		(37)		833
—After exceptional items and goodwill amortisation	1,099		(25)		1,074		391		(40)		351
Net assets employed	1,263		8		1,271		1,197		8		1,205
Basic earnings per share (pence)
—Before exceptional items and goodwill amortisation	34.7	p	(0.8	)p	33.9	p	28.3	p	(1.2	)p	27.1	p
—After exceptional items and goodwill amortisation	35.8	p	(0.8	)p	35.0	p	12.7	p	(1.3	)p	11.4	p

        The prior year adjustment recorded in the Group Statement of Total Recognised Gains and Losses reflects the cumulative profit and loss impact of FRS 20 at 31 March 2004 of £140m after deferred tax (£148m before deferred tax). The corresponding entry to the pre-tax FRS 20 charge is recorded through the profit and loss account reserve. Therefore, the impact of restatements for FRS 20 on the profit and loss account reserve at 31 March 2004 represents only the deferred tax credit of £8m.

        For National Grid Transco plc (the parent company), the adoption of FRS 20 has increased the carrying value of fixed asset investments and net assets at 31 March 2004 by £50m (2003: £27m). The adoption of FRS 20 has had no impact on the profit and loss account of the parent company.

2.    Segmental analysis

        Segmental information is presented in accordance with the management responsibilities and economic characteristics of the Group's business activities.

        As a result of the acquisition of the UK operations of Crown Castle International Corp. (Crown Castle UK) as described in note 15, a new business segment has been presented. The results of Crown Castle UK have been combined with similar activities of the existing operations of the Group and presented as a new segment shown as 'Wireless infrastructure' below. The comparative numbers relating to this segment were previously reported within 'Other activities'.

        We have changed the segments in our US operations, combining our US electricity distribution and US gas distribution activities to form a new segment: 'US electricity and gas distribution'. The Directors believe that their economic characteristics are similar as they receive revenues under similar regulatory schemes. We have also created a new 'US stranded cost recoveries' segment in order to enhance the visibility of this activity.

        The following table describes the main activities for each business segment:

UK electricity and gas transmission	High-voltage electricity transmission networks and the gas National Transmission System in the UK
US electricity transmission	High-voltage electricity transmission networks and management of electricity transmission operations for other utilities in the US
UK gas distribution	The majority of Britain's gas distribution system
US electricity and gas distribution	Electricity and gas distribution in New York and electricity distribution in New England
US stranded cost recoveries	The recovery of stranded costs from US customers as permitted by regulatory agreements
Wireless infrastructure	Broadcast and mobile telephony infrastructure in the UK and US

        'Continuing operations—Other activities' primarily relates to: UK based gas metering activities; our UK liquefied natural gas storage activities; the electricity interconnectors business; and Advantica, the energy technology and systems solutions business.

        Included within the continuing operations of the UK gas distribution activity are amounts relating to four gas distribution networks that the Group has agreed to sell. These amounts have been disclosed in the analyses of continuing operations of Group undertakings below as 'Existing businesses—businesses to be disposed'.

        Discontinued operations include: the results of Citelec, an Argentinian joint venture, for all years presented and telecom joint ventures in 2003 which are included within the result of joint ventures; and the results of EnMO for 2004 and 2003 together with The Leasing Group and 186k Limited for 2003 which are included within the results of Group undertakings.

        The Group assesses the performance of its businesses principally on the basis of operating profit before exceptional items and goodwill amortisation.

a)    Turnover

	Total sales 2005	Sales between businesses 2005	Sales to third parties 2005	Total sales 2004 (restated)	Sales between businesses 2004 (restated)	Sales to third parties 2004 (restated)	Total sales 2003 (restated)	Sales between businesses 2003 (restated)	Sales to third parties 2003 (restated)
	£m	£m	£m	£m	£m	£m	£m	£m	£m
Turnover, including share of joint ventures'
—continuing operations	9,063	493	8,570	9,385	462	8,923	9,276	370	8,906
—discontinued operations	13	—	13	181	—	181	679	19	660
Less: share of joint ventures' turnover
—continuing operations	(49)	—	(49)	(48)	—	(48)	(73)	—	(73)
—discontinued operations	(13)	—	(13)	(23)	—	(23)	(93)	—	(93)

Group turnover	9,014	493	8,521	9,495	462	9,033	9,789	389	9,400

Continuing operations
UK electricity and gas transmission	1,930	37	1,893	1,867	35	1,832	1,893	29	1,864
US electricity transmission	283	45	238	318	48	270	407	5	402
UK gas distribution	2,215	135	2,080	2,245	120	2,125	2,089	47	2,042
US electricity and gas distribution	3,114	2	3,112	3,494	1	3,493	3,306	1	3,305
US stranded cost recoveries	420	—	420	507	—	507	586	—	586
Wireless infrastructure	208	—	208	72	—	72	61	—	61
Other activities	844	274	570	834	258	576	861	288	573

	9,014	493	8,521	9,337	462	8,875	9,203	370	8,833
Discontinued operations	—	—	—	158	—	158	586	19	567

Group turnover	9,014	493	8,521	9,495	462	9,033	9,789	389	9,400

UK			4,723			4,736			5,096
US			3,798			4,297			4,304

			8,521			9,033			9,400

Continuing operations of Group undertakings comprise:
Existing businesses
—businesses to be disposed	1,102	73	1,029	1,115	63	1,052	1,031	24	1,007
—other	7,764	420	7,344	8,222	399	7,823	8,172	346	7,826
Acquisition (Crown Castle UK)	148	—	148	—	—	—	—	—	—

	9,014	493	8,521	9,337	462	8,875	9,203	370	8,833

        The analysis of turnover by geographical area is on the basis of origin. Turnover on a destination basis would not be materially different. There is no turnover between the UK and US geographical areas.

        Approximately 14% (2004: 15%) of the Group's turnover for the year ended 31 March 2005 amounting to approximately £1.2bn (2004: £1.4bn) derives from a single customer, the Centrica Group. The majority of this turnover is in the UK gas distribution segment with lesser amounts in other activities and the UK electricity and gas transmission segment.

b)    Operating profit

	Operating profit
	Before exceptional items and goodwill amortisation			After exceptional items and goodwill amortisation
	2005	2004 (restated)	2003 (restated)	2005	2004 (restated)	2003 (restated)
	£m	£m	£m	£m	£m	£m
Group undertakings—continuing operations
UK electricity and gas transmission	809	759	809	807	745	763
US electricity transmission	123	133	128	102	105	103
UK gas distribution	570	716	547	390	627	436
US electricity and gas distribution	374	362	401	286	194	290
US stranded cost recoveries	121	134	170	121	136	172
Wireless infrastructure	46	6	(23)	10	(6)	(50)
Other activities	162	96	147	129	29	52

	2,205	2,206	2,179	1,845	1,830	1,766
Group undertakings—discontinued operations	—	—	(26)	—	—	(194)

Operating profit of Group undertakings	2,205	2,206	2,153	1,845	1,830	1,572

Joint ventures—continuing operations (electricity activities)	6	7	9	6	7	9
Joint ventures—discontinued operations	1	—	(14)	1	—	115

Operating profit/(loss) of joint ventures	7	7	(5)	7	7	124

Total operating profit	2,212	2,213	2,148	1,852	1,837	1,696

UK	1,583	1,576	1,444	1,336	1,416	1,011
US	623	631	704	510	415	549
Latin America	1	—	(7)	1	—	128
Rest of the World	5	6	7	5	6	8

	2,212	2,213	2,148	1,852	1,837	1,696

	Operating profit
	Before exceptional items and goodwill amortisation			After exceptional items and goodwill amortisation
	2005	2004 (restated)	2003 (restated)	2005	2004 (restated)	2003 (restated)
	£m	£m	£m	£m	£m	£m
Continuing operations of Group undertakings comprise:
Existing businesses
—businesses to be disposed	345	407	326	271	351	269
—other	1,821	1,799	1,853	1,558	1,479	1,497
Acquisition (Crown Castle UK)	39	—	—	16	—	—

	2,205	2,206	2,179	1,845	1,830	1,766

c)     Information relating to businesses to be disposed

        Included within the continuing operations of the UK gas distribution activity are the following amounts relating to four gas distribution networks that the Group has agreed to sell:

	2005	2004	2003
	£m	£m	£m
Turnover	1,102	1,115	1,031
Depreciation	(97)	(98)	(90)
Payroll costs	(132)	(133)	(152)
Other operating charges
—Purchases of gas	(28)	(20)	(25)
—Rates and property taxes	(84)	(82)	(89)
—Replacement expenditure	(235)	(201)	(199)
—Exceptional operating items	(74)	(56)	(57)
—Other non-exceptional operating charges	(181)	(174)	(150)
	(602)	(533)	(520)

Operating profit	271	351	269

        The above results include shared service centre expenditure in 2005 of £27m (2004: £27m; 2003: £28m) that will continue to be recharged for a period of 18 months following completion of the sales.

d)    Total and net assets

	Total assets		Net assets
	2005	2004 (restated)	2005	2004 (restated)
	£m	£m	£m	£m
Group undertakings—continuing operations
UK electricity and gas transmission	6,448	6,284	5,735	5,472
US electricity transmission	1,469	1,539	1,439	1,465
UK gas distribution	5,167	4,928	3,559	3,403
US electricity and gas distribution	5,311	5,423	4,245	4,448
US stranded cost recoveries	2,311	2,598	1,693	1,834
Wireless infrastructure	1,462	156	1,215	103
Other activities	1,818	1,734	898	837

	23,986	22,662	18,784	17,562
Group undertakings—discontinued operations	—	—	—	(7)

Group undertakings	23,986	22,662	18,784	17,555

Joint ventures—continuing operations (electricity activities)	17	19	17	19
Unallocated	708	716	(17,410)	(16,303)

	24,711	23,397	1,391	1,271

UK	14,494	12,846	11,053	9,565
US	9,229	9,679	7,499	7,854
Rest of the World	280	156	249	155
Unallocated	708	716	(17,410)	(16,303)

	24,711	23,397	1,391	1,271

Continuing operations of Group undertakings comprise:
Existing businesses
—businesses to be disposed	2,888	2,707	2,075	1,903
—other	19,799	19,955	15,611	15,659
Acquisition (Crown Castle UK)	1,299	—	1,098	—

	23,986	22,662	18,784	17,562

        The analysis of total assets and net assets by business segment includes all attributable goodwill and excludes inter-business balances. Unallocated total assets include current asset investments, cash, tax and taxation related regulatory assets. Unallocated net liabilities include net borrowings, tax, interest, dividends and tax related regulatory assets.

e)     Other segmental information

	Capital expenditure			Depreciation and amortisation
	2005	2004 (restated)	2003 (restated)	2005	2004 (restated)	2003 (restated)
	£m	£m	£m	£m	£m	£m
Group undertakings—continuing operations
UK electricity and gas transmission	522	584	567	279	276	243
US electricity transmission	74	53	49	61	67	71
UK gas distribution	272	293	380	191	195	185
US electricity and gas distribution	234	277	249	254	279	290
US stranded costs recoveries	—	—	—	136	118	103
Wireless infrastructure	19	2	7	54	9	18
Other activities	310	272	173	157	173	152

	1,431	1,481	1,425	1,132	1,117	1,062
Group undertakings—discontinued operations	—	—	95	—	—	26

Group undertakings	1,431	1,481	1,520	1,132	1,117	1,088

UK	981	1,071	1,172	675	644	613
US	312	332	298	457	473	475
Rest of the World	138	78	50	—	—	—

	1,431	1,481	1,520	1,132	1,117	1,088

Continuing operations of Group undertakings comprise:
Existing businesses
—businesses to be disposed	152	168	211	97	98	90
—others	1,265	1,313	1,214	989	1,019	972
Acquisition (Crown Castle UK)	14	—	—	46	—	—

	1,431	1,481	1,425	1,132	1,117	1,062

        Capital expenditure comprises additions to tangible and intangible fixed assets (excluding goodwill) amounting to £1,431m (2004: £1,479m; 2003: £1,519m) and £nil (2004: £2m; 2003: £1m) respectively.

        Depreciation and amortisation includes depreciation of tangible fixed assets, amortisation of intangible fixed assets and amortisation of regulatory assets.

        Depreciation and amortisation includes amortisation of goodwill of £109m (2004: £99m; 2003: £102m). Amortisation of goodwill has arisen in the following segments: US electricity transmission £18m (2004: £19m; 2003: £21m); US electricity and gas distribution £68m (2004: £75m; 2003: £81m); Wireless infrastructure £23m (2004: £4m; 2003: £nil); and Other activities £nil (2004: £1m; 2003: £nil).

3.    Operating costs

	Continuing operations			Discontinued operations			Total
		2004 (restated)	2003 (restated)					2004 (restated)	2003 (restated)
	2005			2005	2004	2003	2005
	£m	£m	£m	£m	£m	£m	£m	£m	£m
Total operating costs	6,676	7,045	7,067	—	158	780	6,676	7,203	7,847
Charged from discontinued operations	—	—	(19)	—	—	—	—	—	(19)

External operating costs	6,676	7,045	7,048	—	158	780	6,676	7,203	7,828

Depreciation	860	866	825	—	—	26	860	866	851
Payroll costs (note 5(a))	941	1,045	1,130	—	—	14	941	1,045	1,144
Other operating charges:
—Purchases of electricity	1,678	1,998	1,901	—	—	—	1,678	1,998	1,901
—Purchases of gas	385	371	357	—	—	—	385	371	357
—Rates and property taxes	490	516	537	—	—	—	490	516	537
—Electricity transmission services scheme direct costs	301	277	252	—	—	—	301	277	252
—EnMO direct costs	—	—	—	—	158	530	—	158	530
—Replacement expenditure	474	388	405	—	—	—	474	388	405
—Exceptional operating items (note 4)	251	277	311	—	—	168	251	277	479
—Other non-exceptional operating charges	1,296	1,307	1,330	—	—	42	1,296	1,307	1,372
	4,875	5,134	5,093	—	158	740	4,875	5,292	5,833

	6,676	7,045	7,048	—	158	780	6,676	7,203	7,828

Operating costs (except where otherwise noted) include:
Research and development costs							9	10	18
Operating lease rentals
—Plant and machinery							23	27	16
—Other							69	45	52
Amortisation of intangible fixed assets(i)							109	101	105
Amortisation of regulatory assets(ii)							163	150	132
Auditors' remuneration:
Statutory audit services
—Annual audit (audit fee for the Company was £9,100 (2004: £8,700; 2003: £8,500))							5	4	3
—Regulatory reporting							1	1	1
Further audit related services(iii)							1	2	3
Tax compliance and advisory services							1	1	3
Other non-audit services(iv)							—	2	3

(i)
Includes the amortisation of goodwill amounting to £109m (2004: £99m; 2003: £102m) and amortisation of negative goodwill amounting to £nil (2004: £nil; 2003: £4m).

(ii)
Excludes the amortisation of regulatory assets relating to purchased power contracts which are included within 'Purchases of electricity' amounting to £56m (2004: £64m; 2003: £88m).

(iii)
£0.1m (2004: £1.5m) of assurance services were provided in respect of the separation of UK-based distribution networks. Also included are £nil (2004: £nil; 2003: £2m) of fees related to the Merger which were reflected within non-operating exceptional items.

(iv)
For the year ended 31 March 2004 other non-audit services of £2m related to vendor due-diligence work associated with the gas distribution network sales. For the year ended 31 March 2003, other non-audit services included £2m in relation to services provided by the consulting business unit of PricewaterhouseCoopers which was sold to IBM United Kingdom Limited on 30 September 2002.

        For the year ended 31 March 2005, operating costs from continuing operations include £132m relating to an acquired business (Crown Castle UK). These costs comprise depreciation (£26m), payroll costs (£16m), purchases of electricity (£7m), rates and property taxes (£1m), exceptional operating items (£3m) and other non-exceptional operating charges (£79m).

4.    Exceptional items

        The Group has categorised the following items as exceptional items under UK GAAP because, by either their size, incidence or because they are specifically prescribed, they need to be separately disclosed for the accounts to show a true and fair view.

a)    Operating

        Certain exceptional items are shown below as 'operating exceptional items'. The Directors believe these items require separate disclosure, as permitted by FRS 3, within operating profit to show a true and fair view. These items include: restructuring costs; costs arising from the recognition of employee and property costs arising as a direct result of the Merger; share of exceptional operating items of a joint venture; impairment of business; impairment of investments in joint ventures and associate; impairment of assets; and environmental provision which are all disclosed by virtue of their size.

	2005	2004	2003 (restated)
	£m	£m	£m
Continuing operations
Restructuring costs(i)	210	249	203
Environmental provision(ii)	41	28	—
Merger costs(iii)	—	—	108

	251	277	311

Discontinued operations
Restructuring costs(i)	—	—	6
Impairment of investments in joint ventures(iv)	—	—	(135)
Impairment of business(v)	—	—	168

	—	—	39

Total operating exceptional items	251	277	350

(i)
The 2005 restructuring costs consist of £62m (2004: £24m; 2003: £nil) of costs associated with the proposed disposal of UK-based distribution networks and other charges of £148m (2004: £225m; 2003: £209m). The other charges primarily related to costs incurred in reorganisations in the UK and US businesses, primarily due to cost reduction programmes. The post-tax restructuring costs amounted to £158m (2004: £170m; 2003: £165m).

(ii)
During the year ended 31 March 2005, a review of the environmental provision was undertaken to take into account the impact of recent changes to UK regulations on waste disposal. This review, together with related revisions to the expected expenditure profile, has resulted in a charge in 2005 of £41m (£26m after tax). The 2004 charge of £28m resulted from an adjustment to the carrying value of liabilities following the completion of UK site investigations in that year (£28m after tax).

(iii)
Represented employee and property costs associated with the Merger (£79m after tax).

(iv)
The 2003 credits related to Intelig and other telecoms joint ventures (£155m after tax). The exceptional credits arising in 2003 substantially represented the reversal of the Group's share of retained losses incurred by these joint ventures during the period from 1 April 2002 to the date of disposal or the date that equity accounting ceased. £129m of the pre-tax exceptional credits were reflected in 'Share of joint ventures' operating profit/(loss)—discontinued operations'.

(v)
In 2003, following a review of the carrying value of certain of the Group's telecoms assets, the Group incurred impairment charges that resulted in the write-down of those assets to their estimated recoverable amounts and the recognition of other related costs (2003: £143m after tax).

b)    Non-operating

        Paragraph 20 of FRS 3 requires that certain items should be disclosed after operating profit and are shown below as 'non-operating exceptional items'. These items comprise: a) costs associated with a fundamental reorganisation which in the case of the Group relate to the transaction costs relating to the Merger; b) profit on disposal of fixed assets (including the gain on assets held for exchange and other fixed asset investments); and c) profit or loss on the sale or termination of operations.

	2005	2004	2003
	£m	£m	£m
Continuing operations
Profit on disposal of tangible fixed assets(vi)	(70)	(96)	(48)
Merger costs(vii)	—	—	79

	(70)	(96)	31

Discontinued operations
Gain on assets held for exchange(viii)	—	(226)	—
(Profit)/loss on sale or termination of operations(ix)	(13)	—	68

	(13)	(226)	68

Total non-operating exceptional items	(83)	(322)	99

(vi)
The after tax profit on disposal of tangible fixed assets was £69m (2004: £96m; 2003: £50m).

(vii)
The 2003 after tax transaction cost of the Merger was £71m.

(viii)
The gain on assets held for exchange related to the profit recognised on Energis shares delivered to Equity Plus Income Convertible Securities (EPICs) bondholders on 6 May 2003 in settlement of all EPICs outstanding at that date that had a carrying value of £243m. This transaction represented the culmination of a deferred sale arrangement entered into in February 1999. The after tax gain on assets held for exchange was £226m.

(ix)
The credit in 2005 reflects the before and after tax profit on sale of the joint venture investment in Compañia Inversora En Transmicion Electrica S.A. (Citelec) of £13m. The charges for 2003 related to losses on the sale of The Leasing Group of £45m and loss on closure of 186k Limited of £23m. The after tax loss relating to the 2003 sale and closure amounted to £68m.

c)     Financing costs

        For 2003, the exceptional net interest cost of £31m (£31m after tax) related to the Group's share of foreign exchange losses incurred on foreign currency borrowings by joint ventures (£98m), partially offset by the Group's share of a gain on net monetary liabilities (£67m). The gain on the net monetary liabilities related to Citelec, a joint venture operating in Argentina which is now classified as a discontinued operation, and reflected the net gain that arose on net monetary liabilities that were financing the operation in a hyper-inflationary economy.

d)    Taxation

        The exceptional tax credit of £79m in 2005 includes a credit of £22m associated with the prior period disposal of Energis, a former associate company; a £3m credit associated with the prior period write-down of investments; and a £12m charge relating to the settlement of the liabilities arising from operating the Group's Qualifying Employee Share Ownership Trust. The exceptional tax credit for 2004 of £89m included a net credit amounting to £10m relating to investments disposed of in prior periods.

e)     Minority interests

        The 2003 exceptional minority interest charge of £28m related to the Group's share of the minority interest in the after taxation exceptional items of Citelec, a joint venture which is now classified as a discontinued operation, and primarily reflected the minority interest's share of the gain on net monetary liabilities referred to in note 4(c).

5.    Payroll costs and employees

a)    Payroll costs

	2005	2004 (restated)	2003 (restated)
	£m	£m	£m
Wages and salaries	990	1,050	1,161
Social security costs	70	79	84
Other pension costs	142	150	117

	1,202	1,279	1,362
Less: Amounts capitalised	(192)	(175)	(158)
Payroll costs included in replacement expenditure	(69)	(59)	(60)

	941	1,045	1,144

b)    Number of employees

	31 March 2005 Number	Average 2005 Number	Average 2004 Number	Average 2003 Number
UK	15,841	15,931	16,241	18,399
US	8,554	8,663	9,402	10,120
Rest of the World	11	13	10	14

Continuing operations	24,406	24,607	25,653	28,533
Discontinued operations	—	—	5	407

	24,406	24,607	25,658	28,940

        The vast majority of employees in:

  •
  the US are either directly or indirectly employed in the transmission and distribution of electricity or the distribution of gas.

  •
  the UK are either directly or indirectly employed in the transmission and distribution of gas or the transmission of electricity. At 31 March 2005, 2,540 employees were employed in other businesses, of which 733 were in the Wireless infrastructure segment.

        In addition to the payroll costs shown above, there were restructuring costs of £210m (2004: £249m; 2003: £209m), primarily in respect of severance costs, which have been included as part of restructuring costs within other operating charges—exceptional items.

6.    Directors' emoluments

        Details of Directors' emoluments are contained in the auditable part of the Directors' Remuneration Report on pages 74 to 78, which form part of these accounts.

7.    Pensions and other post-retirement benefits

        Substantially all the Group's employees are members of defined benefit pension schemes. In the UK, the principal schemes are the Lattice Group Pension Scheme, the Electricity Supply Pension Scheme and the Crown Castle UK Pension Scheme.

Lattice Group Pension Scheme

        The Lattice Group Pension Scheme provides final salary defined benefits for employees who joined Lattice Group plc prior to 31 March 2002. A defined contribution section was added to the scheme from 1 April 2002 for employees joining Lattice Group plc from that date. The scheme is funded with assets held in a separate trustee administered fund. It is subject to independent valuations at least every three years, on the basis of which the qualified actuary certifies the rate of employers' contributions, which, together with the specified contributions payable by the employees and proceeds from the scheme's assets, are expected to be sufficient to fund the benefits payable under the scheme.

        The latest full actuarial valuation was carried out by Watson Wyatt LLP at 31 March 2003. The projected unit method was used and the principal actuarial assumptions adopted were that the annual rate of inflation would be 2.5% and that future real increases in pensionable earnings would be 1.5%. Investments held in respect of pensions before they become payable would average 5.05% real annual rate of return and investments held in respect of pensions after they become payable would average 2.7% real annual rate of return and that pensions would increase at a real annual rate of 0.05%. The aggregate market value of the scheme's assets was £10,141m and the value of the assets represented approximately 92% of the actuarial value of benefits due to members calculated on the basis of pensionable earnings and service at 31 March 2003 on an ongoing basis and allowing for projected increases in pensionable earnings. The actuarial valuation carried out at 31 March 2003 showed that based on long-term financial assumptions the contribution rate required to meet future benefit accrual was 23.7% of pensionable earnings (20.7% employers and 3% employees). This contribution rate will be reviewed when the next independent actuarial valuation is carried out, which will be no later than 31 March 2006. The ongoing contribution rate does not include an allowance for administration expenses. These contributions are reviewed annually. From 1 April 2004 the rate used for the recovery of administration costs was 1.6% of salary. From 1 April 2005 the rate was 2.6% of salary. Employers are currently, therefore, paying a total contribution rate of 23.3%. The actuarial valuation revealed that the pre-tax deficit was £879m (£615m net of tax) in the defined benefit section on the basis of the funding assumptions adopted by the actuary. An interim annual assessment of the Lattice Scheme was conducted at 31 March 2004. This assessment showed that the deficit has decreased in the defined benefit section on the basis of the funding assumptions adopted by the actuary. It has been agreed that no funding of the deficit identified in the 2003 actuarial valuation will need to be provided to the scheme until the outcome of an interim actuarial assessment at 31 March 2007 is known. At this point, the Group will pay the gross amount of any deficit up to a maximum amount of £520m (£364m net of tax) into the scheme. Until the 31 March 2007 actuarial valuation has been completed, the Group has arranged for banks to provide the trustees of the Lattice Scheme with letters of credit. The main conditions under which these letters of credit could be drawn relate to events which would imperil the interests of the scheme, such as Transco plc, a Group undertaking, becoming insolvent or the Group failing to make agreed payments into the fund.

Electricity Supply Pension Scheme

        The Electricity Supply Pension Scheme provides final salary defined benefits on a funded basis. The assets of the scheme are held in a separate trustee administered fund. The scheme is divided into sections, one of which is the Group's section. It is subject to independent valuations at least every three years, on the basis of which the qualified actuary certifies the rate of employers' contributions, which, together with the specified contributions payable by the employees and proceeds from the scheme's assets, are expected to be sufficient to fund the benefits payable under the scheme.

        The latest full actuarial valuation was carried out by Hewitt Bacon Woodrow at 31 March 2004. The projected unit method was used and the principal actuarial assumptions adopted were that the annual rate of inflation would be 2.9% and that future real increases in pensionable earnings would be 1.0%. Investments held in respect of pensions before they become payable would average 3.8% real annual rate of return and investments held in respect of pensions after they become payable would average 2.8% real annual rate of return and that pensions would increase at a real annual rate of 0.1%. The aggregate market value of the scheme's assets was £1,110m and the value of the assets represented approximately 80.4% of the actuarial value of benefits due to members calculated on the basis of pensionable earnings and service at 31 March 2004 on an ongoing basis and allowing for projected increases in pensionable earnings. The results of the actuarial valuation carried out at 31 March 2004 showed that, based on long-term financial assumptions, the contribution rate required to meet future benefit accrual was 19.1% of pensionable earnings (13.1% employers and 6% employees). This contribution rate will be reviewed when the next independent actuarial valuation is carried out, which will be no later than 31 March 2007. The actuarial valuation revealed a pre-tax deficit of £272m (£190m net of tax) on the basis of the funding assumptions adopted by the actuary.

        It has been agreed that no funding of the deficit identified in the 2004 actuarial valuation will need to be provided to the scheme until the outcome of the actuarial valuation at 31 March 2007 is known. At this point, the Group will pay the gross amount of any deficit up to a maximum amount of £68m (£48m net of tax) into the scheme. Until the 31 March 2007 actuarial valuation has been completed, the Group has arranged for banks to provide the trustees of the National Grid Scheme with letters of credit. The main conditions under which these letters of credit could be drawn relate to events which would imperil the interests of the scheme, such as National Grid Company plc, a Group undertaking, becoming insolvent or the Group failing to make agreed payments into the fund.

Crown Castle UK Pension Scheme

        The Crown Castle UK Pension Scheme provides final salary defined benefits for service up to and including 30 June 2003 and a career averaged pension for service after 1 July 2003 on a funded basis. The scheme was closed to new entrants on 1 August 1997. The assets of the scheme are held in a separate trustee administered fund. It is subject to independent valuations at least every three years, on the basis of which the qualified actuary certifies the rate of employers' contributions which, together with the specified contributions payable by employees and proceeds from the scheme's assets, are expected to be sufficient to fund the benefits payable under the scheme.

        The latest full actuarial valuation of the scheme was carried out by Deloitte Total Reward and Benefits Limited at 31 December 2002. This valuation has been used to calculate the charge in accordance with SSAP 24. The attained age method was used and the principal actuarial assumptions adopted were that the annual rate of inflation would be 2.5% and that future real increases in pensionable earnings would be 1.5%. Investments held in respect of pensions before and after they become payable would average 4.25% real annual rate of return and pensions would increase in line with inflation. The aggregate market value of the scheme's assets was £15m and the value of the assets represented approximately 84% of the actuarial value of benefits due to members calculated on the basis of pensionable earnings and service at 31 December 2002 on an ongoing basis and allowing for projected increases in pensionable earnings.

        The results of the actuarial valuation carried out at 31 December 2002 showed that, based on long-term financial assumptions, the contribution rate required to meet future benefit accrual was 25.9% of pensionable earnings (18.4% employers and 7.5% employees). This contribution rate will be reviewed when the next independent actuarial valuation is carried out, which will be no later than 31 December 2005.

US defined benefit pension schemes

        Substantially all the Group's US employees are members of defined benefit plans. The assets of the plans are held in separate trustee administered funds. The latest full actuarial valuations of these plans were carried out by Hewitt Associates LLC at 1 April 2004. The aggregate market value of the assets relating to the Group's US defined plans at 31 March 2004 totalled US$1,945m and the actuarial value of the assets represented approximately 87% of the actuarial value of the benefits that had accrued to members, after allowing for future salary increases. These valuations were used to calculate the pension cost for the year ended 31 March 2005 (in compliance with SSAP 24). The valuations have been updated using assumptions and market values at 31 March 2005. The projected unit method was used for the updated valuations and the principal actuarial assumptions adopted were: that the real annual rate of return on investments would average 4.25%; that real annual increases in salary would average nil for New York schemes and 1.5% for other US schemes; that inflation would average 3.25%; and that nominal increases in pensions would be nil. There are no formally agreed contribution rates for the US plans.

SSAP 24 valuation assumptions

        Further valuations of the Lattice Group Pension Scheme, using the attained age method, and the Group's section of the Electricity Supply Pension Scheme, using the projected unit method, were carried out at 31 March 2004 to calculate the charge in accordance with SSAP 24. The results of these valuations were that the regular cost, as a percentage of salary, was 24.5% for the Lattice Group Pension Scheme and 10.7% for the Electricity Supply Pension Scheme. The scheme deficits were £220m and £225m respectively.

Pension cost, prepayment and provisions for liabilities and charges

        The costs recorded relating to the Group's pension plans were as follows:

	2005	2004	2003
	£m	£m	£m
Defined contribution scheme costs	2	2	1
Defined benefit regular pension costs	114	106	136
Charge/(credit) related to variation from regular pension cost, of which a £2m credit related to the partial release of a pension provision in 2005 (2004: £2m; 2003: £2m)	26	42	(20)

Pension costs charged to operating profit	142	150	117
Notional interest charged/(credited) to net interest	37	56	(3)

Total pension costs for the year	179	206	114

        Included in debtors at 31 March 2005 was a pension prepayment of £38m (2004: £19m).

        Included within provisions for liabilities and charges at 31 March 2005 was a pension and other post-retirement benefits provision of £512m (2004: £464m)—see note 22.

US healthcare and life insurance—retirees

        In the US, the Group provides healthcare and life insurance to eligible retired US employees. Eligibility is based on certain age and length of service requirements and in some cases retirees must contribute to the cost of their coverage. The latest full actuarial valuations were carried out at 1 April 2003. These valuations have been updated using assumptions and market values at 31 March 2005. The principal assumptions adopted were a discount rate of 5.75% and that medical costs would increase by 10.0% per annum, decreasing to 5.0% by 2010 and remain at this rate thereafter. The cost of providing healthcare and life insurance to retired US employees for the year ended 31 March 2005 amounted to £14m net of amounts capitalised and amounts deferred as regulatory assets (2004: £31m; 2003: £37m).

FRS 17 Retirement Benefits

        On 20 November 2000, the Accounting Standards Board introduced a new accounting standard, FRS 17 'Retirement Benefits', replacing

        SSAP 24. FRS 17 is fully effective for periods beginning on or after 1 January 2005, though disclosures are required in the financial years prior to its full implementation. Disclosures showing the impact on the Group's profit and loss account and balance sheet, together with other disclosures required by FRS 17, are set out below.

        The disclosures have been prepared by updating the results of the aforementioned valuations by independent qualified actuaries using the projected unit method of valuation on the basis of the following assumptions:

	2005			2004			2003
	UK Pensions	US Pensions	US Other post- retirement benefits	UK Pensions	US Pensions	US Other post- retirement benefits	UK Pensions	US Pensions	US Other post- retirement benefits
	%	%	%	%	%	%	%	%	%
Rate of increase in salaries(i)	3.9	4.1	—	3.9	3.8	—	3.5	4.0	—
Rate of increase in pensions in payment and deferred pensions	3.0	—	—	3.0	—	—	2.6	—	—
Discount rate for liabilities	5.4	5.8	5.8	5.5	5.8	5.8	5.4	6.3	6.3
Rate of increase in Retail Price Index or equivalent	2.9	—	—	2.9	—	—	2.5	—	—
Initial healthcare cost trend rate	—	—	10.0	—	—	10.0	—	—	10.0
Ultimate healthcare cost trend rate	—	—	5.0	—	—	5.0	—	—	5.0

(i)
A promotional age-related scale has also been used where appropriate.

        An analysis of the assets held in the various pension and other post-retirement benefit schemes and the expected rates of return at 31 March 2005, 31 March 2004 and 31 March 2003 were as follows:

	UK Pensions			US Pensions			US Other post- retirement benefits
	Long-term rate of return expected at 31 March 2005	Value at 31 March 2005	Value at 31 March 2005	Long-term rate of return expected at 31 March 2005	Value at 31 March 2005	Value at 31 March 2005	Long-term rate of return expected at 31 March 2005	Value at 31 March 2005	Value at 31 March 2005
	%	%	£m	%	%	£m	%	%	£m
Equities	7.8	41.5	5,414	10.0	64.5	669	10.0	65.0	317
Bonds	4.8	49.1	6,412	5.0	34.0	353	4.6	33.8	165
Property	6.5	8.1	1,049	7.1	0.3	3	—	—	—
Other	4.0	1.3	175	8.1	1.2	12	2.5	1.2	6

Total market value of assets			13,050			1,037			488
Present value of scheme liabilities			(14,154)			(1,486)			(1,017)

Deficit in schemes			(1,104)			(449)			(529)
Related deferred tax asset			331			178			210

Net liability			(773)			(271)			(319)

	UK Pensions			US Pensions			US Other post- retirement benefits
	Long-term rate of return expected at 31 March 2004	Value at 31 March 2004	Value at 31 March 2004	Long-term rate of return expected at 31 March 2004	Value at 31 March 2004	Value at 31 March 2004	Long-term rate of return expected at 31 March 2004	Value at 31 March 2004	Value at 31 March 2004
	%	%	£m	%	%	£m	%	%	£m
Equities	8.0	42.5	5,260	10.8	64.4	685	10.8	62.3	309
Bonds	4.9	47.7	5,896	4.0	33.9	360	4.0	36.3	180
Property	6.5	7.4	913	8.0	0.6	6	—	—	—
Other	4.0	2.4	300	12.0	1.1	12	0.9	1.4	7

Total market value of assets			12,369			1,063			496
Present value of scheme liabilities			(13,790)			(1,488)			(1,002)

Deficit in schemes			(1,421)			(425)			(506)
Related deferred tax asset			426			166			197

Net liability			(995)			(259)			(309)

	UK Pensions			US Pensions			US Other post- retirement benefits
	Long-term rate of return expected at 31 March 2003	Value at 31 March 2003	Value at 31 March 2003	Long-term rate of return expected at 31 March 2003	Value at 31 March 2003	Value at 31 March 2003	Long-term rate of return expected at 31 March 2003	Value at 31 March 2003	Value at 31 March 2003
	%	%	£m	%	%	£m	%	%	£m
Equities	8.5	41.4	4,590	11.0	57.6	586	11.0	42.4	158
Bonds	4.6	49.0	5,436	5.1	38.8	395	5.0	42.1	157
Property	6.5	8.1	901	9.0	0.8	8	—	—	—
Other	4.0	1.5	171	6.8	2.8	28	3.5	15.5	58

Total market value of assets			11,098			1,017			373
Present value of scheme liabilities			(13,269)			(1,617)			(1,003)

Deficit in schemes			(2,171)			(600)			(630)
Related deferred tax asset			651			238			250

Net liability			(1,520)			(362)			(380)

        The net liability for UK Pensions comprises net pension liabilities relating to funded schemes in deficit of £752m (2004: £976m) and net pension liabilities relating to unfunded schemes of £21m (2004: £19m).

        The net liability for US Pensions comprises net pension liabilities relating to funded schemes in deficit of £235m (2004: £221m) and net pension liabilities relating to unfunded schemes of £36m (2004: £38m).

        The net liability for US Other post-retirement benefits relates to funded schemes for all years presented.

        At 31 March 2005, an increase of 0.1% in the discount rate would decrease the present value of liabilities for all schemes by around £247m and decrease the liability net of deferred tax by £170m and vice versa.

        If the FRS 17 position had been recognised in the Group's accounts, the Group's net assets employed at 31 March would have been as follows:

	2005	2004 (restated)
	£m	£m
Net assets employed excluding net SSAP 24 liabilities and related impact on regulatory assets	1,647	1,490
Net FRS 17 liabilities	(1,363)	(1,563)

Net assets/(liabilities) including net FRS 17 liabilities	284	(73)

        The impact of the implementation of FRS 17 on net assets employed, as shown above, would be reflected within the profit and loss account reserve. The pension and other post-retirement benefits deficit has moved during the year ended 31 March 2004 and 31 March 2005 as set out below:

	2005	2004
	£m	£m
At 1 April	(2,352)	(3,401)
Acquisition of Group undertaking	(10)	—
Current service cost	(150)	(146)
Past service cost	(44)	(3)
Net loss on settlements or curtailments	(17)	(130)
Contributions	219	393
Other financial income/(costs)	2	(43)
Actuarial gains	240	822
Exchange adjustments	30	156

At 31 March	(2,082)	(2,352)

        If FRS 17 had been implemented for the years ended 31 March 2003, 31 March 2004 or 31 March 2005, the following amounts would have been charged to the profit and loss account in respect of pensions and other post-retirement benefits for the year:

	2005	2004	2003
	£m	£m	£m
Operating charge
Current service cost	150	146	171
Past service cost	44	3	8
Net loss on settlements or curtailments	17	130	118

Total charge to operating profit	211	279	297

Other financial (income)/costs
Expected return on scheme assets(i)	(881)	(806)	(977)
Interest on scheme liabilities	879	849	888

Impact on financial income	(2)	43	(89)

Net profit and loss charge before taxation	209	322	208

(i)
Expected return on scheme assets for the year ended 31 March 2005 is reported after charging scheme administration expenses of £7m.

        As the Lattice Group Pension Scheme is a closed scheme, the current service cost under the projected unit method of valuation is expected to increase as the members of the scheme approach retirement.

        If the Group were to prepare its accounts under FRS 17, the net loss on settlements or curtailments and past service costs in 2005 above (2004 and 2003: net loss on settlements or curtailments) would be reported as part of exceptional items. The net FRS 17 profit and loss account impact before tax excluding these exceptional items amounted to £148m (2004: £192m; 2003: £90m) and compares with the current UK GAAP gross charge, before amounts capitalised and amounts deferred as regulatory assets, in respect of pensions and other post-retirement benefits of £231m (2004: £264m; 2003: £151m). The FRS 17 pre-exceptional profit and loss account charge (pre-tax) would therefore be £83m lower (2004: £72m lower; 2003: £61m lower) than the SSAP 24 charge.

        The following pre-tax amounts would have been recognised in the statement of total recognised gains and losses:

	2005	2004	2003
	£m	£m	£m
Difference between actual and expected return on scheme assets	390	1,310	(2,529)
Experience gains arising on scheme liabilities	117	51	11
Changes in assumptions	(267)	(539)	(690)

Actuarial gains/(losses)	240	822	(3,208)
Exchange adjustments	30	156	64

Net credit/(charge) to the statement of total recognised gains and losses	270	978	(3,144)

        History of experience gains and losses that would be recognised on an FRS 17 basis is set out below:

	2005	2004	2003
Difference between actual and expected return on scheme assets (£m)	390	1,310	(2,529)
—percentage of scheme assets	3%	9%	(20)%
Experience gains arising on scheme liabilities (£m)	117	51	11
—percentage of present value of scheme liabilities	1%	—	—
Actuarial gains/(losses) (£m)	240	822	(3,208)
—percentage of present value of scheme liabilities	1%	5%	(20)%

8.    Net interest

	2005	2004	2003
	£m	£m	£m
Bank loans and overdrafts	45	51	36
Other	846	869	945

Interest payable and similar charges	891	920	981
Unwinding of discount on provisions	7	11	13
Interest capitalised	(63)	(55)	(28)

Interest payable and similar charges net of interest capitalised	835	876	966
Interest receivable and similar income	(62)	(58)	(55)

	773	818	911
Joint ventures (including exceptional net interest of £nil (2004: £nil; 2003: £31m), net of interest capitalised £nil (2004: £nil; 2003: £1m))	10	4	59

Net interest	783	822	970

Comprising:
Net interest, excluding exceptional net interest	783	822	939
Exceptional net interest (note 4(c))	—	—	31

Net interest, including exceptional net interest	783	822	970

        Interest on the funding attributable to assets in the course of construction was capitalised during the year at a rate of 5.6% (2004: 5.7%; 2003: 5.9%).

        Interest payable and similar charges includes £12m (2004: £4m; 2003: £12m) relating to losses incurred on the repurchase of debt during the year.

9.    Taxation

	2005	2004	2003
	£m	£m	£m
United Kingdom
Corporation tax at 30%	123	193	12
Adjustment in respect of prior years(i)	(19)	(35)	—
Deferred tax	4	(15)	107

	108	143	119

Overseas
Corporate tax	33	16	27
Adjustment in respect of prior years	(21)	—	—
Deferred tax	123	99	94

	135	115	121

	243	258	240
Joint ventures	2	3	5

Taxation	245	261	245

Comprising:
Taxation—excluding exceptional items	324	350	373
Taxation—exceptional items (note 4(d))	(79)	(89)	(128)

	245	261	245

(i)
The UK corporation tax adjustment in respect of prior years includes £10m (2004: £29m; 2003: £nil) that relates to exceptional items.

        A reconciliation of the UK corporation tax rate to the effective tax rate of the Group is as follows:

	% of profit before taxation
	2005	2004 (restated)	2003 (restated)
UK corporation tax rate	30.0	30.0	30.0
Effect on tax charge of:
—Origination and reversal of timing differences	(11.2)	(9.6)	(12.7)
—Permanent differences	(3.9)	(7.0)	3.1
—Overseas income taxed at other than UK statutory rate	—	3.3	(2.5)
—Other	(0.1)	(0.1)	0.3

Current tax charge	14.8	16.6	18.2
Deferred taxation	10.0	9.0	12.7

Effective tax rate before goodwill amortisation, prior year adjustments in respect of current tax and exceptional items	24.8	25.6	30.9
Effect of goodwill amortisation	2.0	2.0	2.8

Effective tax rate before prior year adjustments in respect of current tax and exceptional items	26.8	27.6	33.7
Current tax adjustment in respect of prior years	(2.3)	(0.5)	—

Effective tax rate after adjustments in respect of prior years and before exceptional items	24.5	27.1	33.7
Exceptional items	(3.2)	(7.5)	5.3

Effective tax rate after exceptional items	21.3	19.6	39.0

Factors that may affect future tax charges

        The Group has brought forward non-trading debits of £39m (2004: £75m; 2003: £75m), which may reduce taxable profits in future years.

        No provision has been made for deferred tax arising on gains recognised in respect of the sale of properties where potentially taxable gains have been rolled over into replacement assets. Such tax would become payable only if the replacement assets were sold without it being possible to claim roll-over relief. The total amount unprovided for at 31 March 2005 was £73m (2004: £58m; 2003: £58m). At present, it is not envisaged that any tax on amounts rolled over will become payable in the foreseeable future.

10.    Dividends

        The following table shows the dividends paid or proposed:

	2005 pence (per ordinary share)	2005	2004 pence (per ordinary share)	2004	2003 pence (per ordinary share)	2003
		£m		£m		£m
Ordinary dividends
Interim	8.5	262	7.91	243	6.86	213
Proposed final	15.2	469	11.87	366	10.34	317

	23.7	731	19.78	609	17.20	530

11.    Earnings per share and adjusted profit on ordinary activities before taxation

a)
Earnings per share

	Earnings per share 2005	Profit for the year 2005	Weighted average number shares 2005	Earnings per share 2004 (restated)	Profit for the year 2004 (restated)	Weighted average number shares 2004	Earnings per share 2003 (restated)	Profit for the year 2003 (restated)	Weighted average number shares 2003
	pence	£m	million	pence	£m	million	pence	£m	million
Basic, including exceptional items and goodwill amortisation	29.5	908	3,082	35.0	1,074	3,070	11.4	351	3,078
Exceptional operating items (note 4(a))	8.1	251	—	9.0	277	—	11.4	350	—
Exceptional non-operating items (note 4(b))	(2.7)	(83)	—	(10.4)	(322)	—	3.2	99	—
Exceptional financing charge (note 4(c))	—	—	—	—	—	—	1.0	31	—
Exceptional tax credit (note 4(d))	(2.5)	(79)	—	(2.9)	(89)	—	(4.1)	(128)	—
Exceptional minority interests (note 4(e))	—	—	—	—	—	—	0.9	28	—
Goodwill amortisation	3.5	109	—	3.2	99	—	3.3	102	—

Adjusted basic, excluding exceptional items and goodwill amortisation	35.9	1,106	3,082	33.9	1,039	3,070	27.1	833	3,078
Dilutive impact of employee share options	(0.2)	—	14	(0.1)	—	7	(0.1)	—	10
Dilutive impact of 4.25% Exchangeable Bonds	n/a	n/a	n/a	n/a	n/a	n/a	(0.3)	22	110

Adjusted diluted, excluding exceptional items and goodwill amortisation	35.7	1,106	3,096	33.8	1,039	3,077	26.7	855	3,198
Exceptional operating items (note 4(a))	(8.1)	(251)	—	(9.0)	(277)	—	(10.9)	(350)	—
Exceptional non-operating items (note 4(b))	2.7	83	—	10.4	322	—	(3.1)	(99)	—
Exceptional financing charge (note 4(c))	—	—	—	—	—	—	(1.0)	(31)	—
Exceptional tax credit (note 4(d))	2.5	79	—	2.9	89	—	4.0	128	—
Exceptional minority interests (note 4(e))	—	—	—	—	—	—	(0.9)	(28)	—
Goodwill amortisation	(3.5)	(109)	—	(3.2)	(99)	—	(3.2)	(102)	—

Diluted, including exceptional items and goodwill amortisation	29.3	908	3,096	34.9	1,074	3,077	11.6	373	3,198

        Earnings per ordinary share, excluding exceptional items and goodwill amortisation, are provided in order to reflect the underlying performance of the Group.

        As at 31 March 2005, there were 7,108,201 outstanding share options in respect of the executive share schemes that were anti-dilutive instruments.

        In respect of the year ended 31 March 2003, the potential ordinary shares that related to the 4.25% Exchangeable Bonds were dilutive as they decreased earnings from continuing operations. Consequently, the diluted earnings per share were higher than basic earnings per share for this year because of the effect of losses that arose from discontinued operations.

b)    Adjusted profit on ordinary activities before taxation

        The following table reconciles profit before taxation on ordinary activities to adjusted profit on ordinary activities before taxation. Adjusted profit on ordinary activities before taxation excludes exceptional items and goodwill amortisation and is provided to reflect the underlying pre-tax performance of the Group.

	2005	2004 (restated)	2003 (restated)
	£m	£m	£m
Profit on ordinary activities before taxation	1,152	1,337	627
Exceptional operating items (note 4(a))	251	277	350
Exceptional non-operating items (note 4(b))	(83)	(322)	99
Exceptional financing charge (note 4(c))	—	—	31
Goodwill amortisation	109	99	102

Adjusted profit on ordinary activities before taxation	1,429	1,391	1,209

12.    Intangible fixed assets

Group	£m
Cost at 1 April 2003	2,146
Exchange adjustments	(292)
Additions	3

Cost at 31 March 2004	1,857
Exchange adjustments	(59)
Acquisition of Group undertakings	625

Cost at 31 March 2005	2,423

Amortisation at 1 April 2003	253
Exchange adjustments	(46)
Amortisation charge for the year	101
Impairment charge	12

Amortisation at 31 March 2004	320
Exchange adjustments	(11)
Amortisation charge for the year	109
Impairment charge	2

Amortisation at 31 March 2005	420

Net book value at 31 March 2005	2,003

Net book value at 31 March 2004	1,537

        The net book value of intangible fixed assets at 31 March 2005 included £nil (2004: £1m) relating to telecoms licences. The remaining net book value of intangible fixed assets related entirely to goodwill. The charge for the year relating to goodwill amortisation amounted to £109m (2004: £99m).

13.    Tangible fixed assets

Group	Land and buildings	Plant and machinery	Assets in the course of construction	Motor vehicles and office equipment	Total
	£m	£m	£m	£m	£m
Cost at 1 April 2003	1,037	22,665	1,035	870	25,607
Exchange adjustments	(67)	(965)	(17)	(6)	(1,055)
Additions	13	345	1,020	101	1,479
Disposals	(128)	(144)	(2)	(124)	(398)
Reclassifications	3	760	(907)	144	—

Cost at 31 March 2004	858	22,661	1,129	985	25,633
Exchange adjustments	(13)	(202)	(2)	(1)	(218)
Acquisition of Group undertakings	29	592	—	11	632
Additions	32	334	980	85	1,431
Disposals	(34)	(117)	—	(31)	(182)
Reclassifications	39	776	(838)	23	—

Cost at 31 March 2005	911	24,044	1,269	1,072	27,296

Depreciation at 1 April 2003	343	7,818	—	599	8,760
Exchange adjustments	(12)	(358)	—	(4)	(374)
Depreciation charge for the year	19	732	—	115	866
Impairment charge	—	5	—	3	8
Disposals	(74)	(140)	—	(119)	(333)

Depreciation at 31 March 2004	276	8,057	—	594	8,927
Exchange adjustments	(3)	(75)	—	(1)	(79)
Depreciation charge for the year	19	718	—	123	860
Impairment charge	2	—	—	—	2
Disposals	(12)	(121)	—	(27)	(160)

Depreciation at 31 March 2005	282	8,579	—	689	9,550

Net book value at 31 March 2005	629	15,465	1,269	383	17,746

Net book value at 31 March 2004	582	14,604	1,129	391	16,706

        The net book value of land and buildings comprised:

	2005	2004
	£m	£m
Freehold	590	564
Long leasehold (over 50 years)	12	4
Short leasehold (under 50 years)	27	14

	629	582

        The cost of tangible fixed assets at 31 March 2005 included £449m (2004: £402m) relating to interest capitalised.

        Included within creditors (amounts falling due within one year) and creditors (amounts falling due after more than one year) at 31 March 2005 are contributions to the cost of tangible fixed assets amounting to £53m (2004: £46m) and £1,150m (2004: £1,130m) respectively.

14.    Fixed asset investments

	Group			Company
	Unlisted joint ventures share of net assets	Other investments	Total	Group undertakings
	£m	£m	£m	£m
At 1 April 2003 (as previously reported)	44	170	214	2,225
Prior year adjustment (note 1)	—	—	—	27

At 1 April 2003 (restated)	44	170	214	2,252
Exchange adjustments	(5)	(21)	(26)	—
Additions	1	5	6	23
Disposals	(17)	(22)	(39)	—
Share of retained loss	(4)	—	(4)	—

At 31 March 2004 (restated)	19	132	151	2,275
Exchange adjustments	—	(4)	(4)	—
Additions	—	9	9	296
Disposals	5	(6)	(1)	(143)
Share of retained loss	(7)	—	(7)	—

At 31 March 2005	17	131	148	2,428

        With the exception of investments in unlisted joint ventures, which are carried in the balance sheet at the Group's share of their net assets, all investments are carried at cost.

        The names of the principal Group undertakings and joint ventures are included in note 30.

15.    Acquisitions

        On 31 August 2004, the Group acquired the UK operations of Crown Castle International Corp. for a total consideration of £1,138m, including acquisition costs of £14m. This transaction has been recorded using the acquisition method of accounting.

        Goodwill arising on this acquisition, being the difference between the purchase consideration and the fair value of the assets and liabilities acquired, amounted to £622m and is being amortised over a period of 20 years from the date of the acquisition, being its estimated useful economic life.

        The other acquisition that was carried out during the year ended 31 March 2005 was that of a telecommunications tower operation in the US. The book and fair value of assets acquired was £10m compared with total cash consideration of £13m, giving rise to goodwill of £3m, which is being amortised over a period of 20 years.

        The acquired businesses are presented within the Wireless infrastructure segment.

	Crown Castle acquisition				Other acquisition
	Book value at acquisition	Accounting policy adjustments	Fair value adjustments	Final fair value	Book and fair value	Total fair value
	£m	£m	£m	£m	£m	£m
Tangible fixed assets	519	(4)	111	626	6	632
Stocks	3	—	—	3	—	3
Debtors	43	—	—	43	4	47
Cash and deposits	29	—	—	29	—	29
Creditors	(152)	—	—	(152)	—	(152)
Provisions for liabilities and charges	(34)	1	—	(33)	—	(33)

Net assets acquired	408	(3)	111	516	10	526

Goodwill arising on acquisition				622	3	625

Total consideration				1,138	13	1,151

        The adjustments recorded to book value reflect accounting alignments to bring the accounting policies of the acquired businesses into line with those of the Group, which resulted in a reduction of £4m to tangible fixed assets relating to the accounting for leasehold properties; and an increase of £1m to provisions for liabilities and charges relating to decommissioning provisions, offset by associated decreases in the provision for deferred tax of £2m.

        Fair value adjustments primarily related to the revaluation of tangible fixed assets to their fair value at the date of acquisition.

        The profit after tax of the UK operations of Crown Castle International Corp. for the period from 1 January 2004 to 31 August 2004 was £3m, reflecting turnover of £160m, operating profit of £22m, profit before tax of £15m and taxation of £12m. This compared with the reported profit after tax for the year ended 31 December 2003 of £2m.

        The following unaudited pro forma summary information is provided for illustrative purposes and presents the effect of the acquisition of the UK operations of Crown Castle International Corp. on the continuing operations of the Group as if the acquisition had occurred on 1 April 2003. The pro forma summary reflects estimates of the effect of adopting the fair value adjustments for the acquisition and the increased net interest costs, together with the associated tax effects, that would have resulted if the acquisition had taken place at that earlier date. The pro forma summary does not necessarily reflect the results of operations as they would have been if the acquired business had been part of the Group during the years presented.

Continuing operations—pro forma	2005 Pro forma (unaudited)	2004 Pro forma (unaudited)
	£m	£m
Turnover	8,624	9,111
Profit for the financial year	881	1,013

	pence	pence
Earnings per share	28.6	33.0

        The accounting policy adjustments made did not affect the profit for the year.

16.    Stocks

	Group
	2005	2004
	£m	£m
Raw materials and consumables	60	53
Work in progress	27	21
Fuel stocks	14	17

	101	91

17.    Debtors

	Group		Company
	2005	2004	2005	2004
	£m	£m	£m	£m
Amounts falling due within one year:
Trade debtors	553	496	—	—
Amounts owed by Group undertakings	—	—	10,695	3,883
Regulatory assets	369	472	—	—
Other debtors	79	158	—	—
Prepayments and accrued income	544	462	2	1

	1,545	1,588	10,697	3,884

Amounts falling due after more than one year:
Regulatory assets	2,402	2,639	—	—
Other debtors	96	69	—	—

	2,498	2,708	—	—

	4,043	4,296	10,697	3,884

Provision for doubtful debts	Group
£m
At 1 April 2003	116
Exchange adjustments	(13)
Reinstatement of amounts previously written off	14
Charge for the year	50
Uncollectable amounts written off net of recoveries	(39)

At 31 March 2004	128
Exchange adjustments	(3)
Charge for the year	42
Uncollectable amounts written off net of recoveries	(34)

At 31 March 2005	133

18.    Creditors (amounts falling due within one year)

	Group		Company
	2005	2004	2005	2004
	£m	£m	£m	£m
Borrowings (note 20)	3,256	1,706	781	388
Trade creditors and accruals	1,111	1,031	—	—
Amounts owed to Group undertakings	—	—	1,752	1,680
Purchased power obligations	54	57	—	—
Corporate tax	103	122	—	—
Social security and other taxes	219	191	—	—
Proposed dividend	469	366	469	366
Liability for index-linked swap contracts	99	100	—	—
Other creditors	512	606	8	6
Deferred income	325	334	4	4

	6,148	4,513	3,014	2,444

        Other creditors include interest payable of £255m (2004: £286m).

19.    Creditors (amounts falling due after more than one year)

	Group		Company
	2005	2004	2005	2004
	£m	£m	£m	£m
Borrowings (note 20)	10,963	11,542	1,020	746
Purchased power obligations	90	149	—	—
Liability for index-linked swap contracts	228	291	—	—
Other creditors	282	289	—	—
Deferred income	1,237	1,193	8	13

	12,800	13,464	1,028	759

        Other creditors include £nil (2004: £9m) of corporate tax.

Purchased power obligations

        As part of the sale of substantially all its non-nuclear generating business, National Grid USA entered into purchased power transfer agreements with the purchasers whereby the purchasers took over a number of long-term contracts between National Grid USA and owners of various generating units. In exchange, National Grid USA committed to make fixed monthly payments to the purchasers towards the above-market cost of the contracts. The creditor relating to purchased power obligations, which is also reflected in regulatory assets (note 17), represents the net present value of these monthly payments discounted at 4.5%. At 31 March 2005, amounts falling due after more than five years totalled £nil (2004: £1m).

Liability for index-linked swap contracts

        National Grid USA has entered into indexed swap contracts that expire in 2008. A further three swap contracts expired in June and September 2003. National Grid USA has recorded a liability in respect of these contractual obligations and recorded a corresponding regulatory asset as losses on these instruments will be recovered from customers. The amount of the liability and regulatory asset will fluctuate over the remaining terms of the swaps as nominal energy quantities are settled and may be adjusted as periodic assessments are made of energy prices.

20.    Borrowings

        The following table analyses the Group's total borrowings after taking account of currency and interest rate swaps:

	Group		Company
	2005	2004	2005	2004
	£m	£m	£m	£m
Amounts falling due within one year:
Bank loans and overdrafts	420	314	89	33
Commercial paper	1,469	557	158	355
Other bonds	1,348	832	534	—
Other loans	19	3	—	—

	3,256	1,706	781	388

Amounts falling due after more than one year:
Bank loans	910	823	—	—
Other bonds	10,043	10,587	1,020	746
Other loans	10	132	—	—

	10,963	11,542	1,020	746

Total borrowings	14,219	13,248	1,801	1,134

	Group		Company
	2005	2004	2005	2004
	£m	£m	£m	£m
Total borrowings are repayable as follows:
In one year or less	3,256	1,706	781	388
In more than one year, but not more than two years	2,004	877	—	52
In more than two years, but not more than three years	467	2,043	—	—
In more than three years, but not more than four years	1,213	458	298	—
In more than four years, but not more than five years	1,293	1,575	—	308
In more than five years
—by instalments	35	35	—	—
—other than by instalments	5,951	6,554	722	386

	14,219	13,248	1,801	1,134

        Charges over property, plant and other assets of the Group were provided as collateral over borrowings totalling £729m at 31 March 2005 (2004: £925m).

        The notional amount outstanding of the Group's debt portfolio at 31 March 2005 was £14,564m (2004: £14,164m).

        The principal items included within Other bonds are listed below. Unless otherwise indicated, these instruments were outstanding at both 31 March 2005 and 31 March 2004.

Issuer	Description of instrument (notional amount)
British Transco Finance (No5) Limited	GBP 115 million Floating Rate Instruments due 2006
British Transco Finance Inc.	USD 300 million 6.625% Fixed Rate Instruments due 2018
British Transco International Finance BV(i)	USD 300 million 6.0% Fixed Rate Instruments due 2004
British Transco International Finance BV(i)	USD 350 million 6.625% Fixed Rate Instruments due 2004
British Transco International Finance BV(i)	ITL 250,000 million 5.25% Fixed Rate Instruments due 2005
British Transco International Finance BV	USD 350 million 7.0% Fixed Rate Instruments due 2006
British Transco International Finance BV	FRF 2,000 million 5.125% Fixed Rate Instruments due 2009
British Transco International Finance BV	USD 1,500 million Zero Coupon Bond due 2021
National Grid Company plc	GBP 240 million 8.0% Fixed Rate Instruments due 2006
National Grid Company plc	EUR 600 million 4.125% Fixed Rate Instruments due 2008
National Grid Company plc	GBP 250 million 4.75% Fixed Rate Instruments due 2010
National Grid Company plc	GBP 300 million 2.983% Guaranteed Retail Price Index-Linked Instruments due 2018
National Grid Company plc	GBP 220 million 3.806% Retail Price Index-Linked Instruments due 2020
National Grid Company plc	GBP 450 million 5.875% Fixed Rate Instruments due 2024
National Grid Company plc	GBP 360 million 6.5% Fixed Rate Instruments due 2028
National Grid Company plc	GBP 70 million 3.589% Limited Retail Price Index-Linked Instruments due 2030
National Grid Company plc	GBP 50 million 2.817% Guaranteed Limited Retail Price Index-Linked Instruments due 2032
National Grid Company plc(ii)	GBP 75 million 5.0% Fixed Rate Instruments due 2035
National Grid Transco plc(ii)	EUR 200 million Floating Rate Instruments due 2005
National Grid Transco plc(ii)	EUR 500 million Floating Rate Instruments due 2006
National Grid Transco plc	EUR 500 million 3.75% Fixed Rate Instruments due 2008
National Grid Transco plc	EUR 600 million 5.0% Fixed Rate Instruments due 2018
National Grid Transco plc(ii)	EUR 500 million 4.375% Fixed Rate Instruments due 2020
New England Power Company	USD 135.85 million Tax-Exempt Pollution Control Revenue Bonds, Variable Rate due 2020
New England Power Company	USD 106.15 million Tax-Exempt Pollution Control Revenue Bonds, Variable Rate due 2022
NGG Finance plc	EUR 1,250 million 5.25% Fixed Rate Instruments due 2006
NGG Finance plc	EUR 750 million 6.125% Fixed Rate Instruments due 2011
Niagara Mohawk Power Corporation(i)	USD 300 million 8.0% Taxable First Mortgage Bonds due 2004
Niagara Mohawk Power Corporation(i)	USD 300 million 5.375% Senior Notes due 2004
Niagara Mohawk Power Corporation	USD 110 million 6.625% Taxable First Mortgage Bonds due 2005
Niagara Mohawk Power Corporation	USD 400 million 7.625% Senior Notes due 2005
Niagara Mohawk Power Corporation	USD 150 million 9.75% Taxable First Mortgage Bonds due 2005
Niagara Mohawk Power Corporation	USD 275 million 7.75% Taxable First Mortgage Bonds due 2006
Niagara Mohawk Power Corporation	USD 200 million 8.875% Senior Notes due 2007
Niagara Mohawk Power Corporation	USD 600 million 7.75% Senior Notes due 2008
Niagara Mohawk Power Corporation	USD 115.71 million 7.2% Tax-Exempt First Mortgage Bonds due 2029*
Transco Holdings plc	GBP 503.078 million Floating Rate Instruments due 2009
Transco Holdings plc	GBP 503.078 million 4.1875% Index-Linked Instruments due 2022
Transco Holdings plc	GBP 503.078 million 7.0% Fixed Rate Instruments due 2024
Transco plc	EUR 650 million 5.25% Fixed Rate Instruments due 2006
Transco plc	GBP 250 million 6.125% Fixed Rate Instruments due 2006
Transco plc(iii)	GBP 300 million 5.625% Fixed Rate Instruments due 2007
Transco plc	GBP 250 million 8.875% Fixed Rate Instruments due 2008
Transco plc	AUD 500 million 7.0% Fixed Rate Instruments due 2008
Transco plc	GBP 300 million 5.375% Fixed Rate Instruments due 2009
Transco plc	GBP 300 million 6.0% Fixed Rate Instruments due 2017
Transco plc	GBP 275 million 8.75% Fixed Rate Instruments due 2025
Transco plc	GBP 50 million 6.2% Fixed Rate Instruments due 2028

(i)
Matured during the year ended 31 March 2005

(ii)
Issued during the year ended 31 March 2005

(iii)
Issue tapped during the year ended 31 March 2005

*
Refinanced and initially issued in auction rate mode during year ended 31 March 2005

21.    Financial instruments

        The Group's treasury policy, described on pages 50 to 52, includes details of the objectives, policies and strategies of the Group associated with financial instruments with off-balance sheet risk.

        The Group's counterparty exposure under foreign currency swaps and foreign exchange contracts at 31 March 2005 was £576m (2004: £442m) and under interest rate swaps and forward rate agreements was £95m (2004: £115m).

        The Group had no significant exposure to either individual counterparties or geographical groups of counterparties at 31 March 2005.

        Where permitted by FRS 13 'Derivatives and other Financial Instruments: Disclosures', short-term debtors and creditors have been excluded from the following disclosures. It is assumed that because of short maturities, the fair value of short-term debtors and creditors approximates to their book value.

Currency and interest rate composition of financial liabilities

        The currency and interest rate composition of the Group's financial liabilities are shown in the table below after taking into account currency and interest rate swaps:

			Fixed rate liabilities
	Total	Variable rate	Fixed rate	Weighted average interest rate	Weighted average period for which rate is fixed
	£m	£m	£m	%	years
At 31 March 2005
Sterling	9,639	6,656	2,983	6.31	9.4
US dollars	4,580	1,814	2,766	6.11	5.3

Borrowings	14,219	8,470	5,749	6.21	7.4
Other financial liabilities (sterling)	61	61	—	—	—
Other financial liabilities (US dollars)	501	479	22	4.11	—	(i)

	14,781	9,010	5,771	6.20	7.4

At 31 March 2004
Sterling	8,988	5,231	3,757	6.09	8.7
US dollars	4,260	1,376	2,884	7.03	4.9

Borrowings	13,248	6,607	6,641	6.50	7.1
Other financial liabilities (sterling)	40	40	—	—	—
Other financial liabilities (US dollars)	602	564	38	5.07	—	(i)

	13,890	7,211	6,679	6.49	7.1

(i)
Excludes non-equity minority interests of £22m (2004: £38m) with no final repayment date.

        At 31 March 2005 the weighted average interest rate on short-term borrowings of £3,256m (2004: £1,706m) was 4.6% (2004: 4.0%).

        Foreign exchange forward deals held to manage the currency mix of the Group's borrowings portfolio comprising a £463m (2004: £141m) forward sale of US dollars have not been adjusted in the table above.

        Other sterling financial liabilities comprised onerous leases of £61m (2004: £40m).

        Other US dollar financial liabilities comprised index-linked energy swap contracts of £327m (2004: £391m), purchased power obligations of £144m (2004: £149m), non-equity minority interests of £22m (2004: £38m), onerous leases of £6m (2004: £nil), forward currency contracts of £2m (2004: £nil), and interest rate swaps of £nil (2004: £24m) which are shown at fair value as they are no longer considered a hedge.

        Substantially all the variable rate borrowings are subject to interest rates which fluctuate with LIBOR for the appropriate currency at differing premiums or, in the case of certain US companies, are based on the market rate for tax-exempt commercial paper.

        In calculating the weighted average number of years for which interest rates are fixed, swaps which are cancellable at the option of the swap provider are assumed to have a life based on the earliest date at which they can be cancelled.

        The maturity profile of the Group's financial liabilities is shown in the table below after taking into account currency and interest rate swaps:

	2005	2004
	£m	£m
Maturity of financial liabilities at 31 March
In one year or less	3,328	1,848
In more than one year, but not more than two years	2,171	1,029
In more than two years, but not more than three years	618	2,189
In more than three years, but not more than four years	1,316	589
In more than four years, but not more than five years	1,316	1,598
In more than five years	6,032	6,637

	14,781	13,890

Currency and interest rate composition of financial assets

        The currency and interest rate composition of the Group's financial assets are shown in the table below after taking into account currency and interest rate swaps:

				Fixed rate assets
	Total	Non- interest bearing	Variable rate	Fixed rate	Weighted average interest rate	Weighted average period for which rate is fixed
	£m	£m	£m	£m	%	years
At 31 March 2005
Sterling	455	—	455	—	—	—
US dollars	189	—	189	—	—	—
Other currencies	26	—	26	—	—	—

Cash and investments	670	—	670	—	—	—
Other financial assets (sterling)	41	—	—	41	11.50	4.1
Other financial assets (US dollars)	72	27	9	36	5.18	13.2

	783	27	679	77	8.54	8.4

At 31 March 2004
Sterling	428	—	428	—	—	—
US dollars	165	—	165	—	—	—
Other currencies	23	—	23	—	—	—

Cash and investments	616	—	616	—	—	—
Other financial assets (sterling)	45	—	—	45	11.50	5.1
Other financial assets (US dollars)	34	—	—	34	5.08	13.8

	695	—	616	79	8.74	8.8

        Cash and investments earned interest at local prevailing rates for maturity periods generally not exceeding 12 months, and included listed investments with a cost of £242m (2004: £241m) and market value of £245m (2004: £241m). Other financial assets at 31 March 2005 related to a net investment in a finance lease of £41m (2004: £45m), fixed asset investments of £36m (2004: £34m), forward foreign currency contracts of £9m (2004: £nil), equities of £16m (2004: £nil) and mutual funds of £11m (2004: £nil).

        The maturity profile of the Group's financial assets are shown in the table below after taking into account currency and interest rate swaps:

	2005	2004
	£m	£m
Maturity of financial assets at 31 March
In one year or less	687	625
In more than one year, but not more than two years	12	11
In more than two years, but not more than three years	11	10
In more than three years, but not more than four years	12	11
In more than four years, but not more than five years	4	10
In more than five years	57	28

	783	695

Fair values of financial instruments at 31 March

	2005		2004
	Book value	Fair value	Book value	Fair value
	£m	£m	£m	£m
Short-term debt	(3,264)	(3,284)	(1,666)	(1,678)
Long-term debt	(11,308)	(12,291)	(11,767)	(12,800)
Cash and investments	670	670	616	616
Other financial liabilities	(560)	(560)	(642)	(641)
Net investment in finance lease	41	41	45	45
Other financial assets	63	73	34	36

Financial instruments held to manage interest rate and currency profiles:
Interest rate swaps	—	(46)	—	(42)
Forward foreign currency contracts and cross-currency swaps	360	480	185	331

        Market values, where available, have been used to determine fair values. Where market values are not available, fair values have been calculated by discounting cash flows at prevailing interest rates.

        The notional principal amounts relating to financial instruments held to manage interest rate and currency profiles for interest rate swaps and forward rate agreements, foreign currency contracts and cross-currency swaps at 31 March 2005 amounted to £7,420m (2004: £14,301m) and £8,017m (2004: £7,898m) respectively.

Gains and losses on hedges

	Unrecognised gains	Unrecognised losses	Unrecognised net gain	Deferred gains	Deferred losses	Deferred net (loss)/gain
	£m	£m	£m	£m	£m	£m
Gains/(losses) on hedges at 1 April 2003	458	(229)	229	39	(88)	(49)
(Gains)/losses arising in previous years recognised in the year	(50)	18	(32)	(12)	12	—

Gains/(losses) arising in previous years not recognised in the year	408	(211)	197	27	(76)	(49)
Gains/(losses) arising in the year	22	(115)	(93)	104	(6)	98

Gains/(losses) on hedges at 31 March 2004	430	(326)	104	131	(82)	49
(Gains)/losses arising in previous years recognised in the year	(25)	23	(2)	(19)	10	(9)

Gains/(losses) arising in previous years not recognised in the year	405	(303)	102	112	(72)	40
Gains/(losses) arising in the year	(64)	36	(28)	36	(8)	28

Gains/(losses) on hedges at 31 March 2005	341	(267)	74	148	(80)	68

Of which:
Gains/(losses) expected to be recognised within one year	12	(7)	5	25	(14)	11
Gains/(losses) expected to be recognised after one year	329	(260)	69	123	(66)	57

Borrowing facilities

        At 31 March 2005, the Group had bilateral committed credit facilities of £1,985m (2004: £1,823m), of which £1,985m (2004: £1,808m) were undrawn. The Group also had committed credit facilities from syndicates of banks of £1,437m at 31 March 2005 (2004: £1,313m), £1,237m (2004: £1,201m) of which were undrawn. An analysis of the maturity of these undrawn committed facilities is shown below:

Undrawn committed borrowing facilities

	2005	2004
	£m	£m
Expiring:
In one year or less	3,165	2,269
In more than one year, but not more than two years	57	575
In more than two years	—	165

	3,222	3,009

        Of the unused facilities at 31 March 2005 £2,805m (2004: £2,604m) was held as back-up to commercial paper and similar borrowings. The remainder was available as additional back-up to commercial paper and for other general corporate purposes.

22.    Provisions for liabilities and charges

	Group
	Decommissioning	Post- retirement benefits	Environmental	Deferred taxation	Restructuring	Other	Total provisions
	£m	£m	£m	£m	£m	£m	£m
At 1 April 2003 (restated)	143	551	442	3,023	156	83	4,398
Exchange adjustments	(21)	(59)	(25)	(148)	—	—	(253)
Additions	24	260	35	84	87	13	503
Unwinding of discount	7	—	22	—	—	—	29
Unused amounts reversed	—	—	(10)	—	—	—	(10)
Utilised	(22)	(288)	(36)	—	(154)	(3)	(503)
Other	—	—	—	(15)	—	—	(15)

At 31 March 2004 (restated)	131	464	428	2,944	89	93	4,149
Exchange adjustments	(4)	(11)	(6)	(31)	—	—	(52)
Acquisition of Group undertaking	1	—	—	32	—	—	33
Additions	(2)	229	107	127	175	11	647
Unwinding of discount	5	—	9	—	—	—	14
Unused amounts reversed	—	—	—	—	—	(4)	(4)
Utilised	(26)	(164)	(47)	—	(133)	(3)	(373)
Other	—	(6)	—	(36)	—	—	(42)

At 31 March 2005	105	512	491	3,036	131	97	4,372

        The decommissioning provision of £105m at 31 March 2005 represented the net present value of the estimated expenditure (discounted at a nominal rate of 4.90%) expected to be incurred in respect of the decommissioning of certain nuclear generating units. Related regulatory assets were also recognised (note 17). Expenditure is expected to be incurred between 2006 and 2010. Additions in the year included £2m in respect of a change in a discount rate.

        The post-retirement benefits provision was in respect of pensions £342m (2004: £273m) and other post-retirement benefits (health care and life insurance) £170m (2004: £191m).

        The environmental provision represented the estimated environmental restoration and remediation costs relating to a number of sites owned and managed by the Group.

        At 31 March 2005, £262m (2004: £252m) of the environmental provision represented the net present value of the estimated statutory decontamination costs of old gas manufacturing sites in the UK (discounted using a nominal rate of 5.25%). The anticipated timing of the cash flows for statutory decontamination cannot be predicted with certainty, but it is expected to be incurred over the period 2006 to 2057 with some 64% of the spend projected to be spent over the next five years. During the year ended 31 March 2005, a review of the provision was undertaken to take into account the impact of recent changes to the regulations on waste disposal. This review together with related revisions to the expected expenditure profile has resulted in an additional provision being made as an exceptional charge of £41m in the profit and loss account—see note 4(a).

        There are a number of uncertainties that affect the calculation of the provision for UK gas site decontamination, including the impact of regulation, the accuracy of the site surveys, unexpected contaminants, transportation costs, the impact of alternative technologies and changes in the discount rate. The Group has made its best estimate of the financial effect of these uncertainties in the calculation of the provision, but future material changes in any of the assumptions could materially impact on the calculation of the provision and hence the profit and loss account.

        The undiscounted amount of the provision at 31 March 2005 relating to UK gas site decontamination was £340m (2004: £341m), being the undiscounted best estimate of the liability having regard to the uncertainties referred to above (excluding the impact of changes in discount rate).

        The environmental provision at 31 March 2005 also included £219m (2004: £165m) which represented the net present value of estimated remediation expenditure in the US which has been discounted at a nominal rate of 5.75%. This expenditure is expected to be incurred between 2006 and 2044. The uncertainties regarding the calculation of this provision are similar to those considered in respect of UK gas decontamination. However, unlike the UK, with the exception of immaterial amounts of such costs, this expenditure is recoverable from rate payers under the terms of the Group's various rate agreements in the US. As a consequence, any movement in the calculation of the best estimate of the Group's liability is matched by a corresponding movement in the value of regulatory assets (note 17). Therefore, there is no material impact on the Group's profit and loss account arising from changes in the calculation of this liability.

        The undiscounted amount of environmental provision relating to the Group's US-based sites amounted to £324m at 31 March 2005. The Group does not have sufficient information to calculate a range of outcomes, but it is expected that any outcome of the liability would be recovered from rate payers.

        The remainder of the environmental provision of £10m related to the expected cost of remediation of certain other sites in the UK, is calculated on an undiscounted basis and is expected to be utilised within the next five years.

        The undiscounted amount of the total Group environmental provision at 31 March 2005 was £674m.

        At 31 March 2005, £36m of the total restructuring provision (2004: £42m) consisted of provisions for the disposal of surplus leasehold interests and rates payable on surplus properties. The expected payment dates for property restructuring costs remain uncertain. The remainder of the restructuring provision related to business reorganisation costs in the UK.

        Other provisions at 31 March 2005 included £59m (2004: £54m) of estimated liabilities in respect of past events incurred by the Group's insurance undertakings, including employer liability claims. In accordance with insurance industry practice, these estimates were based on experience from previous years and there was, therefore, no identifiable payment date. Other provisions at 31 March 2005 also included £11m (2004: £12m) in respect of obligations associated with the impairment of investments in joint ventures.

        Deferred taxation comprised:

	Provided
	2005	2004 (restated)
	£m	£m
Accelerated capital allowances	2,770	2,748
Other timing differences	266	196

	3,036	2,944

        A deferred tax asset in respect of substantial capital losses and non-trading debits has not been recognised because their future recovery is uncertain. Final agreement of these losses is outstanding. As at 31 March 2005, the Group has capital losses in excess of £300m which have been agreed with the relevant tax authorities.

23.    Share capital

Group	Allotted, called up and fully paid
	millions	£m
At 1 April 2002(i)	3,100	310
Issued during the year	1	—
Redeemed during the year	(24)	(2)

At 31 March 2003	3,077	308
Issued during the year	11	1

At 31 March 2004	3,088	309
Issued during the year	2	—

At 31 March 2005	3,090	309

        Nil £1 special rights non-voting redeemable preference share (2004: one; 2003: one).

(i)
In accordance with merger accounting principles, the shares issued in connection with the merger of National Grid Group plc and Lattice Group plc ('the Merger') have been treated as if those shares were in issue throughout the year ended 31 March 2003 and comparative periods.

        The total consideration received by the Group and Company in respect of ordinary shares issued during the year ended 31 March 2005 was £9m.

Company	Allotted and issued		Called up and partly paid			Called up and fully paid
	number	£	number		£	millions	£m
At 1 April 2002	1,776,932,870	177,693,287	23,450	(i)	2,345	1,777	178
Issued during the year	1,324,195,509	132,419,551	—		—	1,324	132
Fully paid up during the year	—	—	(23,450)		(2,345)	—	—
Repurchased and cancelled during the year	(24,225,000)	(2,422,500)	—		—	(24)	(2)

At 31 March 2003	3,076,903,379	307,690,338	—		—	3,077	308
Issued during the year	10,700,377	1,070,038	—		—	11	1

At 31 March 2004	3,087,603,756	308,760,376	—		—	3,088	309
Issued during the year	2,599,199	259,920	—		—	2	—

At 31 March 2005	3,090,202,955	309,020,296	—		—	3,090	309

        Nil £1 special rights non-voting redeemable preference share (2004: one; 2003: one).

(i)
These shares were nil paid at 31 March 2002. They represented shares issued to financial institutions in order to purchase Niagara Mohawk which were not required to form part of the final consideration and were sold on the open market during the year ended 31 March 2003.

        At 31 March 2002, the authorised share capital of the Company was £250m (2,500m ordinary shares of 10 pence each and one £1 special rights non-voting redeemable preference share).

        On 21 October 2002, the authorised share capital of the Company was increased to £500m (5,000m ordinary shares of 10 pence each and one £1 special rights non-voting redeemable preference share). This remained unchanged at 31 March 2003 and 31 March 2004. During the year ended 31 March 2005 the one £1 special rights non-voting redeemable preference share was removed from the authorised share capital of the Company.

        During the year ended 31 March 2003, the Group purchased for cancellation 24,225,000 of its ordinary shares at an average price per ordinary share of 401.59p.

        The special rights non-voting redeemable preference share of £1 in National Grid Transco plc ('the Special Share'), held on behalf of the Crown, was issued by National Grid to the Secretary of State for Trade and Industry on 31 January 2002 as part of a scheme of arrangement. It was redeemed at par on 5 May 2004 and on 26 July 2004, an ordinary resolution was passed cancelling this share from being included in the authorised share capital of the Company. The Special Share did not carry any rights to vote at general meetings but entitled the holder to receive notice of and to attend and speak at such meetings. Certain matters, in particular the alteration of certain Articles of Association of the Company, required the prior written consent of the holder of the Special Share. The Special Share conferred no right to participate in the capital or profits of the Company, except that on a winding-up the holder of the Special Share was entitled to repayment of £1 in priority to other shareholders. Prior to 31 January 2002, the Secretary of State for Trade and Industry held a Special Share with equivalent rights in National Grid Holdings One plc. A similar special share in Lattice was held at 31 March 2002 by the Crown. This share was redeemed on 21 October 2002 as part of the Merger arrangements.

Share option and award schemes

        The Group operates two principal forms of share option scheme. They are an employee Sharesave scheme and an Executive Share Option Plan ('the Executive Plan'). The details given below relate to the schemes operated by the Group and the Sharesave scheme formerly operated by Lattice. Following the Merger, most Lattice scheme options were converted into 0.375 National Grid Transco plc options. The remaining Lattice scheme options lapsed on 29 April 2003.

        In any 10-year period, the maximum number of shares that may be issued or issuable pursuant to the exercise of options under all of the Group's share option schemes may not exceed the number of shares representing 10% of the issued ordinary share capital from time to time.

        The Sharesave scheme is savings related where, under normal circumstances, share options are exercisable on completion of a three or a five-year save-as-you-earn contract. The exercise price of options granted represents 80% of the market price at the date the option was granted.

        The Executive Plan applies to senior executives, including Executive Directors. Options granted for the 1999/2000 financial year are subject to the achievement of performance targets related to earnings per share growth over a three-year period and have now vested. Options granted for the 2000/01 financial year and thereafter are subject to the achievement of performance targets related to total shareholder returns over a three-year period. The share options are generally exercisable between the third and tenth anniversaries of the date of grant if the relevant performance target is achieved.

        The Company also operates a number of share award schemes including a Performance Share Plan (PSP), a Share Matching Plan and a Transitional Share Award and Special Share Award in relation to former Crown Castle UK employees.

        Under the PSP, awards have been made to Executive Directors and approximately 350 senior employees who have significant influence over the Group's ability to meet its strategic objectives. Under the PSP, awards are conditional on the Group's total shareholder return over a three-year period. Awards are delivered in National Grid Transco plc shares. At 31 March 2005 the number of conditional awards of ordinary share equivalents outstanding under the PSP was 5,864,904 (2004: 3,458,055) of which nil (2004: nil) were exercisable. The number of conditional awards during the year ended 31 March 2005 was 2,846,546 (2004: 3,458,055) with lapses/forfeits during the year of 436,700 (2004: nil) and exercises of 2,997 (2004: nil).

        The Share Matching Plan applies to Executive Directors whereby a predetermined part of each Director's bonus entitlement is automatically deferred into National Grid Transco plc shares and a matching award may be made under the Plan after a three-year period provided the Director is still employed by the Group. At 31 March 2005 the number of conditional awards of ordinary share equivalents outstanding under the Share Matching Plan was 341,482 (2004: 212,185) of which 28,534 (2004: nil) were exercisable. The number of conditional awards during the year ended 31 March 2005 was 171,460 (2004: 88,455) with exercises during the year of 42,163 (2004: 11,245).

        The Transitional Share Awards and Special Share Awards were made during the year ended 31 March 2005 to former Crown Castle UK employees and have a vesting period of four and two years respectively, provided the employee is still employed by the Group. The number of awards made during the year were 188,650 and 45,700 respectively.

        Movement in options to subscribe for ordinary shares under the Group's various options schemes for the three years ended 31 March 2005 are shown below and include those options related to shares issued to employee benefit trusts:

	Sharesave scheme options		Executive Plan options		Total options
	Weighted average price		Weighted average price
	£	millions	£	millions	millions
At 1 April 2002	3.33	9.8	4.81	8.5	18.3
Converted from Lattice Sharesave scheme	3.18	26.7	—	—	26.7
Granted	3.62	9.9	4.78	5.1	15.0
Lapsed—forfeited	4.14	(3.7)	5.10	—	(3.7)
Lapsed—expired	3.68	(1.0)	2.85	(0.1)	(1.1)
Exercised	2.39	(3.7)	2.84	(0.4)	(4.1)

At 31 March 2003	3.31	38.0	4.86	13.1	51.1
Granted	3.17	10.4	4.05	0.1	10.5
Lapsed—expired	3.52	(5.1)	5.24	(0.9)	(6.0)
Exercised	3.16	(11.6)	2.90	(0.3)	(11.9)

At 31 March 2004	3.32	31.7	4.84	12.0	43.7
Granted	3.83	4.8	—	—	4.8
Lapsed—expired	3.36	(1.5)	5.02	(1.1)	(2.6)
Exercised	3.37	(3.8)	3.90	(0.5)	(4.3)

At 31 March 2005	3.35	31.2	4.86	10.4	41.6

        Included within options outstanding at 31 March 2005 and 31 March 2004 were the following options which were exercisable:

At 31 March 2005	3.25	0.3	4.99	6.3	6.6

At 31 March 2004	3.32	0.8	3.78	2.4	3.2

At 31 March 2003	3.34	1.7	3.72	2.4	4.1

        The weighted average remaining contractual life of options in the employee Sharesave scheme at 31 March 2005 was 2 years and 1 month. These options have exercise prices between £3.12 and £4.57.

        The weighted average share price at the exercise dates were as follows:

	2005	2004	2003
Sharesave scheme options	4.49	3.97	4.38
Executive Plan options	4.65	3.99	4.48

Lattice Sharesave scheme

	Weighted average price	Sharesave scheme
	£	millions
At 1 April 2002	1.19	79.2
Lapsed—forfeited	1.21	(1.4)
Lapsed—expired	1.20	(3.4)
Exercised	1.19	(1.9)
Converted to National Grid Transco options	1.19	(71.2)

At 31 March 2003	1.20	1.3
Lapsed—expired	1.20	(1.3)

At 31 March 2004 and 31 March 2005	—	—

        Following the merger of Lattice Group plc and National Grid Group plc, a number of employees did not convert their Lattice Sharesave options into National Grid Transco options. These options lapsed on 29 April 2003 if they had not been exercised by that date.

        Options outstanding and exercisable and their weighted average exercise prices for the respective ranges of exercise prices and years at 31 March 2005 are as follows:

	Weighted average exercise price of exercisable options	Number exercisable	Weighted average exercise price of outstanding options	Number outstanding	Exercise price per share	Normal dates of exercise
	£	millions	£	millions	pence	years
Executive Plan	2.81	0.6	2.81	0.6	258.0 - 280.5	2001 - 2008
	3.79	0.6	3.79	0.6	375.8 - 490.0	2002 - 2009
	5.41	1.6	5.41	1.6	424.0 - 566.5	2003 - 2010
	5.32	1.1	5.32	1.1	526.0 - 623.0	2004 - 2011
	5.49	2.1	5.49	2.1	479.5 - 563.0	2005 - 2012
	4.71	0.3	4.68	4.3	434.3 - 481.5	2006 - 2013
	4.05	—	4.05	0.1	405.0	2007 - 2014

	4.99	6.3	4.86	10.4

Share-based payment charges

        Under UK GAAP, a charge is made to the profit and loss account based on the fair value of grants in accordance with FRS 20 'Share-based Payment'. All share awards are equity settled.

        The charge to the profit and loss account for the year ended 31 March 2005 was £16m (2004: £25m; 2003: £40m, of which £3m was included within exceptional merger costs).

Awards under share option plans

        The average share prices at the date of options being granted during each of the three financial years ended 31 March were as follows:

	2005	2004	2003
Where the exercise price is less than the market price at the date of grant	496.0p	400.0p	429.9p
Where the exercise price is equal to the market price at the date of grant	—	408.0p	464.0p

        The average exercise prices of the options granted during each of the three financial years ended 31 March were as follows:

	2005	2004	2003
Where the exercise price is less than the market price at the date of grant	383.0p	317.0p	362.0p
Where the exercise price is equal to the market price at the date of grant	—	405.0p	478.0p

        The average fair values of the options granted during each of the three financial years ended 31 March were estimated as follows:

	2005	2004	2003
Where the exercise price is less than the market price at the date of grant	90.4p	67.4p	123.0p
Where the exercise price is equal to the market price at the date of grant	—	73.6p	50.0p

        The fair values of the options granted were estimated using the following principal assumptions:

	2005	2004	2003
Dividend yield (%)	5.5-5.8	7.0	3.5
Volatility (%)	15.4	20.4	35.0
Risk-free investment rate (%)	4.5	4.6	4.4
Average life (years)	4.0	3.4	4.0

        The fair values of awards under the Sharesave scheme have been calculated using the Black-Scholes model. This is considered appropriate given the short exercise window of sharesave options.

        Volatility has been derived based on the following:

  (i)
  implied volatility in traded options over the Group's shares;

  (ii)
  historical volatility of the Group's shares from October 2002 (the date of the merger of National Grid Group plc and Lattice Group plc); and

  (iii)
  implied volatility of comparator companies where options in their shares are traded.

        Volatility is assumed to revert from its current implied level to its long run mean, based on historical volatility under (ii) above.

Awards under other share scheme plans

        The average share prices and fair values at the date share awards were granted during each of the three financial years ended 31 March were as follows:

	2005	2004	2003
Average share price	431.7p	407.8p	477.5p
Average fair value	210.6p	390.3p	477.5p

        The fair values of the awards granted were estimated using the following principal assumptions:

	2005	2004	2003
Dividend yield (%)	5.3-5.7	7.0	3.5
Volatility (%)	15.4	20.4	35.0
Risk-free investment rate (%)	4.5-5.2	4.6	4.4

        In 2003 the fair value of awards under the PSP were estimated using the Black-Scholes model. In 2004 the awards were estimated using the share price at the date of grant less an adjustment for dividends not payable in the vesting period. In 2005 fair values have been calculated using a Monte Carlo simulation model, which better reflects the total shareholder return performance conditions of the plan.

        For other share scheme awards, where the primary vesting condition is that employees complete a specified number of years service, the fair value has been calculated as the share price at date of grant, adjusted to recognise the extent to which participants do not receive dividends over the vesting period.

        Volatility for share awards has been calculated on the same basis as used for share options, as described above.

24.    Reserves

	Group			Company
	Share premium account	Other reserves	Profit and loss account	Share premium account	Other reserve	Profit and loss account
	£m	£m	£m	£m	£m	£m
At 1 April 2002 (restated)	1,243	(5,139)	5,231	1,243	3	498
Exchange adjustments	—	—	(322)	—	—	—
Tax on exchange adjustments	—	—	12	—	—	—
Ordinary shares issued during the year	2	—	—	4	—	—
Repurchase and cancellation of ordinary shares	—	2	(97)	—	2	(97)
Transfer on issue of certain shares under share option schemes	2	—	(2)	—	—	—
Unrealised gain on transfer of assets to a joint venture (net of tax)	—	6	—	—	—	—
Movement in shares held by employee share trusts	—	—	14	—	—	—
Employee option scheme issues	—	—	40	—	24	—
Retained (loss)/profit for the year (restated)	—	—	(179)	—	—	734

At 31 March 2003 (restated)	1,247	(5,131)	4,697	1,247	29	1,135
Exchange adjustments	—	—	(417)	—	—	—
Tax on exchange adjustments	—	—	(12)	—	—	—
Ordinary shares issued during the year	33	—	—	33	—	—
Movement in shares held by employee share trusts	—	—	5	—	—	—
Employee option scheme issues	—	—	25	—	23	—
Retained profit for the year (restated)	—	—	465	—	—	186

At 31 March 2004 (restated)	1,280	(5,131)	4,763	1,280	52	1,321
Exchange adjustments	—	—	(73)	—	—	—
Ordinary shares issued during the year	9	—	—	9	—	—
Movement in shares held by employee share trusts	—	—	5	—	—	—
Employee option scheme issues	—	—	16	—	16	—
Deferred tax on employee option schemes	—	—	4	—	—	—
Retained profit for the year	—	—	177	—	—	1,921
Unrealised gain on sale of investment to a Group undertaking	—	—	—	—	—	4,293

At 31 March 2005	1,289	(5,131)	4,892	1,289	68	7,535

        The Company has not presented its own profit and loss account as permitted by section 230 of the Companies Act 1985. The Company's profit after taxation was £2,652m (2004: £795m; 2003: £1,264m). Of the Company's profit and loss account reserve of £7,535m at 31 March 2005, £4,567m relating to gains on intra-group transactions was not distributable to shareholders.

        Other reserves are non-distributable reserves. They primarily represent the difference between the carrying value of Group undertakings, investments and their respective capital structures following the Lattice Demerger from BG Group plc and the 1999 Lattice Refinancing of £(5,745)m. The reserve also included the merger differences described below of £221m and £359m together with unrealised gains of £32m on transfer of fixed assets to a former joint venture which subsequently became a Group undertaking.

        During the year ended 31 March 2002, the application of merger accounting principles to a group reconstruction which involved the creation of a new holding company gave rise to a difference of £359m. It was accounted for as a merger difference and included within other reserves. In accordance with merger accounting principles, the shares issued in connection with the scheme of arrangement to acquire the former holding company of the Group (National Grid Holdings One plc), as adjusted to reflect the issue of options, were treated as if issued throughout the year ended 31 March 2002 and comparative period.

        During the year ended 31 March 2003, the application of merger accounting principles to the Merger gave rise to a difference of £221m. It was accounted for as a merger difference and included within other reserves. The difference represented the excess of nominal share capital in issue by Lattice at the date of the Merger over the National Grid Transco plc share capital issued to Lattice shareholders. In accordance with merger accounting principles, the shares issued in connection with the Merger were treated as if issued throughout the year ended 31 March 2003 and comparative periods.

        Own shares are included in the profit and loss account reserve at 31 March 2005 and related to 7 million 10p ordinary shares in National Grid Transco plc, held by employee share trusts for the purpose of satisfying certain obligations under various share option schemes operated by the Group. The carrying value of £29m (market value £33m) at 31 March 2005 represented the exercise amounts receivable in respect of those which were issued at market value by the Company and the cost in respect of those shares purchased in the open market.

        Funding is provided to the trusts by Group undertakings. The trusts have waived their rights to dividends on these shares.

        Own shares at 31 March 2004 related to 9 million 10p ordinary shares in National Grid Transco plc (book value £34m, market value £43m).

        Own shares at 31 March 2003 related to 10 million 10p ordinary shares in National Grid Transco plc (book value £39m, market value £37m).

25.    Non-equity minority interests

        The non-equity minority interests of £22m (2004: £38m) comprised cumulative preference stock issued by Group undertakings.

26.    Reconciliation of movement in equity shareholders' funds

	2005	2004 (restated)	2003 (restated)
	£m	£m	£m
Profit for the year	908	1,074	351
Dividends	(731)	(609)	(530)

	177	465	(179)
Issue of ordinary shares	9	34	2
Repurchase and cancellation of ordinary shares	—	—	(97)
Exchange adjustments	(73)	(417)	(322)
Tax on exchange adjustments	—	(12)	12
Movement in shares held by employee share trusts	5	5	14
Employee option scheme issues	16	25	40
Deferred tax on employee option schemes	4	—	—
Unrealised gain on transfer of assets to a joint venture (net of tax)	—	—	6

Net increase/(decrease) in equity shareholders' funds	138	100	(524)
Equity shareholders' funds at start of year	1,221	1,121	1,645

Equity shareholders' funds at end of year	1,359	1,221	1,121

27.    Group cash flow statement

a)    Reconciliation of operating profit to net cash inflow from operating activities before exceptional items

	2005	2004 (restated)	2003 (restated)
	£m	£m	£m
Operating profit of Group undertakings	1,845	1,830	1,572
Group exceptional operating items	251	277	479
Depreciation and amortisation	1,132	1,117	1,088
(Increase)/decrease in stocks	(10)	31	(16)
Decrease/(increase) in debtors	15	(121)	(149)
(Decrease)/increase in creditors	(111)	(6)	159
Decrease in provisions	(35)	(95)	(16)
Share-based payment charges	16	25	37

Net cash inflow from operating activities before exceptional items	3,103	3,058	3,154

b)    Disposal of investments

	2005	2004	2003
	£m	£m	£m
Cash consideration received	8	33	328

Comprises:
Disposal of Group undertakings	—	—	92
Disposal of joint venture	8	—	—
Disposal of other investments	—	33	236

	8	33	328

c)     Acquisition of Group undertakings

	2005	2004	2003
	£m	£m	£m
Payments to acquire Group undertakings	(1,151)	—	—
Cash at bank of Group undertakings acquired	29	—	—

	(1,122)	—	—

d)    Reconciliation of net cash flow to movement in net debt

	2005	2004	2003
	£m	£m	£m
Movement in cash and overdrafts	13	13	34
Net cash outflow from the management of liquid resources	54	48	138
(Increase)/decrease in borrowings	(1,068)	426	(267)

Change in net debt resulting from cash flows	(1,001)	487	(95)
Disposal of Group undertaking	—	—	(62)
Exchange adjustments	112	534	593
Settlement of EPICs (see note 4(b))	—	243	—
Other non-cash movements	(28)	(18)	(15)

Movement in net debt in the year	(917)	1,246	421
Net debt at start of year	(12,632)	(13,878)	(14,299)

Net debt at end of year	(13,549)	(12,632)	(13,878)

        During the year ended 31 March 2004 certain cross-currency swaps were terminated and £209m of cash was received. £61m of this cash flow was reported in the cash flow statement within the total of net cash outflow for returns on investments and servicing of finance amounting to £(692)m, and £148m was reported within net cash inflow from financing. Termination of these cross-currency swaps also necessitated a retranslation of Euro denominated debt at new swapped rates amounting to £(140)m, which was reported within the net exchange adjustments of £534m reported above.

e)     Analysis of changes in net debt

	At 1 April 2002	Cash flow	Disposal of Group undertakings	Exchange adjustments	Other non-cash movements	At 31 March 2003
	£m	£m	£m	£m	£m	£m
Cash at bank and in hand	110	12	—	(3)	—	119
Bank overdrafts	(84)	22	—	—	—	(62)
		34
Current asset investments	354	138	—	(10)	—	482
Borrowings due after one year	(12,713)	(1,226)	(55)	497	1,264	(12,233)
Borrowings due within one year	(1,966)	959	(7)	109	(1,279)	(2,184)
		(267)

	(14,299)	(95)	(62)	593	(15)	(13,878)

	At 1 April 2003	Cash flow	Exchange adjustments	Settlement of EPICs	Other non-cash movements	At 31 March 2004
	£m	£m	£m	£m	£m	£m
Cash at bank and in hand	119	(21)	(2)	—	—	96
Bank overdrafts	(62)	34	2	—	—	(26)
		13
Current asset investments	482	48	(10)	—	—	520
Borrowings due after one year	(12,233)	(1,117)	448	—	1,360	(11,542)
Borrowings due within one year	(2,184)	1,543	96	243	(1,378)	(1,680)
		426

	(13,878)	487	534	243	(18)	(12,632)

	At 1 April 2004	Cash flow	Exchange adjustments	Other non-cash movements	At 31 March 2005
	£m	£m	£m	£m	£m
Cash at bank and in hand	96	5	(1)	—	100
Bank overdrafts	(26)	8	—	—	(18)
		13
Current asset investments	520	54	(4)	—	570
Borrowings due after one year	(11,542)	(301)	80	800	(10,963)
Borrowings due within one year	(1,680)	(767)	37	(828)	(3,238)
		(1,068)

	(12,632)	(1,001)	112	(28)	(13,549)

28.    Related party transactions

        Transactions with related parties were in the normal course of business and are summarised below. Transactions with subsidiaries or associated undertakings disposed of during the year are deemed to be related party transactions from the date of disposal and have been included within the following table:

	2005	2004	2003
	£m	£m	£m
Sales:
Services supplied	4	6	10
Finance lease rentals	—	—	11
Purchases:
Services received	24	25	59
Finance lease rentals	—	—	1
Tangible fixed assets	—	—	12

        At 31 March 2005, the Group had amounts receivable and payable amounting to £1m (2004: £1m) and £1m (2004: £1m) respectively with related parties.

        During 2002/03, amounts were paid to or in respect of joint ventures, arising from the Group's obligations from its decision to exit from these investments. The payments made during that year amounted to £153m, all of which had been provided for at 31 March 2002.

        At 31 March 2003, amounts due to and from The Leasing Group plc, a former subsidiary undertaking, amounted to £73m and £79m respectively. In addition, at 31 March 2003 the Group had a net investment in a finance lease with a related party amounting to £50m, of which £5m fell due within one year. Rentals received and receivable relating to this lease in 2003 amounted to £11m.

29.    Commitments and contingencies

a)    Future capital expenditure

	2005	2004
	£m	£m
Contracted for but not provided	927	448

b)    Lease commitments

        At 31 March 2005, the Group's operating lease commitments for the financial year ending 31 March 2006 amounted to £99m (2004: £59m) and are analysed by lease expiry date as follows:

	Land and buildings		Other		Total
	2005	2004	2005	2004	2005	2004
	£m	£m	£m	£m	£m	£m
Within one year	1	2	3	4	4	6
Between two and five years	10	5	18	15	28	20
After five years	57	21	10	12	67	33

	68	28	31	31	99	59

        Total Group commitments under non-cancellable operating leases were as follows:

	2005	2004
	£m	£m
In one year or less	99	59
In more than one year, but not more than two years	91	45
In more than two years, but not more than three years	83	40
In more than three years, but not more than four years	79	32
In more than four years, but not more than five years	77	31
In more than five years	501	271

	930	478

c)     Power commitments

        At 31 March 2005, the Group had obligations to purchase energy under long-term contracts. The following table analyses these commitments, excluding those purchased power obligations, the net present value of which is already reflected in creditors (notes 18 and 19):

	2005	2004
	£m	£m
In one year or less	1,058	1,065
In more than one year, but not more than two years	623	629
In more than two years, but not more than three years	583	592
In more than three years, but not more than four years	567	575
In more than four years, but not more than five years	462	559
In more than five years	1,622	2,135

	4,915	5,555

d)    Other commitments, contingencies and guarantees

        The value of other Group commitments, contingencies and guarantees at 31 March 2005 amounted to £349m (2004: £263m), including guarantees amounting to £189m (2004: £168m).

        Details of the guarantees entered into by the Group at 31 March 2005 are shown below:

  i)
  performance guarantees of £45m relating to certain property obligations of Group undertakings. The bulk of these expire by December 2025;

  ii)
  a guarantee of £50m of the obligations of a Group undertaking to make payments in respect of any liabilities under a meter operating contract that runs until May 2008;

  iii)
  a performance guarantee relating to the construction of the Victoria to Tasmania interconnector that commenced at 840 million Australian Dollars, reducing at construction milestones. The maximum potential payout is now estimated as £11m. The guarantee expires at commissioning, currently anticipated in April 2006;

  iv)
  a further performance guarantee relating to the construction of the Victoria to Tasmania interconnector of 48 million Australian Dollars (£20m). This halves on commissioning, currently anticipated in April 2006 and expires in November 2006;

  v)
  a guarantee of the payment obligations of a Group undertaking in respect of a Power Connection Agreement amounting to an annual maximum of 6 million Australian Dollars, reducing over the term of the contract. This runs until June 2049, but the maximum potential payout is estimated as £5m;

  vi)
  a guarantee of the payment obligations of a Group undertaking in respect of a Nitrogen Supply Agreement amounting to a maximum potential payout of £15m subject to a cap of £1m per annum. This runs until November 2019;

  vii)
  a guarantee of the payment obligations of a Group undertaking in respect of a Power Connection Agreement amounting to a maximum potential payout of £14m subject to a cap of £7m per annum. This runs until December 2024;

  viii)
  guarantees in respect of a former associate amounting to £14m, the bulk of which relates to its obligations to supply telecommunications services. This is open-ended; and

  ix)
  other guarantees amounting to £15m arising in the normal course of business and entered into on normal commercial terms. These guarantees run for varying lengths of time.

        The Company has also guaranteed the lease obligations of a former associate to a Group undertaking, amounting to £37m (2004: £45m).

e)     Parent Company loan guarantees on behalf of Group undertakings

        The Company has guaranteed the repayment of principal sums, any associated premium and interest on specific loans due from certain Group undertakings to third parties. At 31 March 2005, the sterling equivalent amounted to £2,019m (2004: £1,892m). The guarantees are for varying terms between four and ten years.

f)     Larkhall prosecution

        Following a fatal accident at Larkhall, Lanarkshire in December 1999 in which four people died, our subsidiary Transco plc faces charges alleging breaches of sections 3 and 33 of the Health and Safety at Work Act 1974. The case is currently being tried in Edinburgh. The maximum penalty for breach of either of the above sections is an unlimited fine.

g)     Cavendish Mill prosecution

        Following a fatal accident at Cavendish Mill, Lancashire in November 2001 in which one person died, our subsidiary Transco plc has been charged with a breach of section 3 of the Health and Safety at Work Act 1974. The prosecution is ongoing. The maximum penalty for breach of this section is an unlimited fine.

30.    Group undertakings and joint ventures

Principal Group undertakings

        The principal Group undertakings included in the Group accounts at 31 March 2005 are listed below. These undertakings are wholly-owned and, unless otherwise indicated, are incorporated in Great Britain.

Principal activity
Transco plc(i)	Gas transportation
National Grid Company plc(i)	Transmission of electricity in England and Wales
New England Power Company (Incorporated in the US)(i)	Transmission of electricity
Massachusetts Electric Company (Incorporated in the US)(i)	Distribution of electricity
The Narragansett Electric Company (Incorporated in the US)(i)	Distribution of electricity
Niagara Mohawk Power Corporation (Incorporated in the US)(i)	Distribution and transmission of electricity and gas
GridAmerica LLC (formed in the US)(i)	Management of electricity transmission assets
Gridcom (UK) Limited(i)	Telecommunications infrastructure
Crown Castle UK Limited(i)	Telecommunications and broadcast infrastructure
NGG Finance plc(ii)	Financing
British Transco International Finance B.V. (Incorporated in The Netherlands)(i)	Financing
SecondSite Property Portfolio Limited(i)	Property
National Grid Holdings One plc(ii)	Holding company
Lattice Group plc(i)	Holding company
National Grid USA (Incorporated in the US)(i)	Holding company
Niagara Mohawk Holdings, Inc. (Incorporated in the US)(i)	Holding company
Lattice Group Holdings Limited(i)	Holding company
Transco Holdings plc(i)	Holding company
National Grid (US) Holdings Limited(ii)	Holding company
National Grid Holdings Limited(i)	Holding company

(i)
Issued ordinary share capital held by Group undertakings.

(ii)
Issued ordinary share capital held by National Grid Transco plc.

Principal joint ventures
(at 31 March 2005)

	Group holding	Country of incorporation and operation	Principal activity
Copperbelt Energy Corporation Plc(i)	38.5% ordinary shares	Zambia	Transmission, distribution and supply of electricity

(i)
31 December year end.

        The investments in joint ventures are held by Group undertakings.

        A full list of all Group and associated undertakings is available from the Group Company Secretary and General Counsel.

31.    Subsequent events

        Subsequent to 31 March 2005, we have made further substantial progress in respect of the planned sales of four of our regional gas networks, currently scheduled for 1 June 2005. This has included the adoption of a new regulatory regime by Ofgem, the transfer of the networks into four new subsidiary companies on 1 May 2005 and obtaining separate licences for each network.

32.    Differences between UK and US accounting principles

        The Group prepares its consolidated accounts in accordance with generally accepted accounting principles in the United Kingdom (UK GAAP), which differ in certain respects from generally accepted accounting principles in the United States (US GAAP).

        The most significant difference between UK GAAP and US GAAP is that, under UK GAAP, the business combination of the then National Grid Group plc (now National Grid Transco plc) and Lattice Group plc was accounted for as a merger (pooling of interests), while under US GAAP this transaction was accounted for as an acquisition (purchase accounting) of Lattice Group plc. Consequently, under UK GAAP, the accounts represent the combined accounts of National Grid Group plc and Lattice Group plc on an historical cost basis for all periods presented. Under US GAAP, the accounts presented prior to the Merger are those of National Grid Group plc only.

        Condensed income statements, statements of comprehensive income and changes in shareholders' equity, balance sheets and segmental information in a US GAAP format are presented in note 33. The balance sheets at 31 March 2004 and 31 March 2005 include the impact of the fair value of the acquired assets and liabilities of Lattice Group plc prepared under US GAAP at the date of acquisition. The effect of the US GAAP adjustments to profit for the financial year and equity shareholders' funds is set out below.

Reconciliation of net income from UK to US GAAP

        The following is a summary of the material adjustments to net income which would have been required if US GAAP had been applied instead of UK GAAP:

	Notes	2005	2004 (restated)(i)	2003 (restated)(i)
		£m	£m	£m
Net income under UK GAAP		908	1,074	351
Adjustments to conform with US GAAP
Elimination of Lattice pre-acquisition losses, measured under UK GAAP	(a)	—	—	304
Merger costs	(a)	—	—	32
Fixed assets—purchase of Lattice	(a)	(356)	(364)	(169)
Replacement expenditure (net of depreciation)	(a)	459	383	166
Pensions and other post-retirement benefits	(b)	59	7	35
Impairment of goodwill and other intangible assets	(c)	—	(31)	—
Financial instruments	(d)	254	82	40
Carrying value of EPICs liability	(e)	—	(226)	2
Severance and integration costs	(f)	62	—	(110)
Recognition of income	(g)	13	(9)	2
Goodwill amortisation	(h)	109	99	70
Intangibles amortisation	(i)	(8)	—	—
Restructuring—purchase of Lattice	(j)	2	2	46
Share of joint ventures' and associate's adjustments	(k)	—	—	(27)
Deferred taxation	(o)	(188)	(24)	7
Other	(p)	(10)	5	2
		396	(76)	400

Net income under US GAAP		1,304	998	751

Reconciliation of equity shareholders' funds from UK to US GAAP

        The following is a summary of the material adjustments to equity shareholders' funds which would have been required if US GAAP had been applied instead of UK GAAP:

	Notes	2005	2004 (restated)(i)
		£m	£m
Equity shareholders' funds under UK GAAP		1,359	1,221
Adjustments to conform with US GAAP
Fixed assets—impact of Lattice Group plc purchase accounting and replacement expenditure—gross	(a)	8,202	7,776
Fixed assets—impact of Lattice Group plc purchase accounting and replacement expenditure—accumulated depreciation	(a)	(781)	(458)
Goodwill—purchase of Lattice	(a)	3,820	3,820
Pensions and other post-retirement benefits	(b)	(1,001)	(1,069)
Financial instruments	(d)	117	(285)
Severance and integration liabilities	(f)	65	3
Recognition of income	(g)	(21)	(35)
Goodwill—other acquisitions	(h)	233	245
Intangibles—other acquisitions	(i)	212	—
Restructuring—purchase of Lattice	(j)	(2)	(4)
Ordinary dividends	(l)	469	366
Tangible fixed assets—reversal of partial release of impairment provision	(m)	(29)	(32)
Regulatory assets	(n)	162	128
Deferred taxation	(o)	(2,224)	(1,876)
Other	(p)	10	21
		9,232	8,600

Equity shareholders' funds under US GAAP		10,591	9,821

(1)
During the year ended 31 March 2005, the Group adopted Financial Reporting Standard (FRS) 20 'Share-based Payment', and as a result, prior year UK GAAP comparatives have been restated. For a reconciliation of prior year UK GAAP comparatives and the impact of changes in accounting policy, see note 1 to the Accounts on page 91.

        The principal differences between UK and US GAAP, as applied in preparing the Group accounts under US GAAP, are set out below:

a)    Business combination with Lattice Group plc

        Under UK GAAP the business combination with Lattice Group plc was accounted for using merger accounting which combines the results of both companies for the entire year. Under US GAAP, the business combination was accounted for using purchase accounting. As a consequence, the results of Lattice Group plc and its group undertakings are included in the Group accounts only from the date of combination.

        Under UK GAAP merger costs are expensed. Under US GAAP merger costs are part of the consideration paid in connection with the acquisition. Consequently, merger costs have been excluded from net income under US GAAP.

Fixed assets—impact of Lattice Group plc purchase accounting and replacement expenditure

        Under US GAAP the tangible fixed assets of Lattice Group plc and its group undertakings were recorded at their fair value at the date of the business combination, and depreciation subsequent to that date has been calculated based on that fair value.

        In addition, under UK GAAP the Group charges to the profit and loss account replacement expenditure on certain components of plant and equipment, which is principally undertaken to repair and to maintain the safety of the pipeline system. Under US GAAP, such expenditure is capitalised and depreciated over the assets' expected useful economic lives.

Goodwill—business combination with Lattice Group plc

        Under UK GAAP, the business combination of National Grid Group plc and Lattice Group plc has been accounted for as a merger (pooling of interests) while under US GAAP this transaction was accounted for as an acquisition (purchase accounting) of Lattice Group plc. In accordance with US GAAP, goodwill arising on the purchase has been recognised, but is not amortised.

b)    Pensions and other post-retirement benefits

        Under UK GAAP, pension costs have been accounted for in accordance with UK Statement of Standard Accounting Practice (SSAP) 24 and disclosures have been provided in accordance with SSAP 24 and FRS 17.

        Under US GAAP, pension costs are determined in accordance with the requirements of US Statements of Financial Accounting Standards (SFAS) 87 and 88 and pension disclosures are presented in accordance with SFAS 132(R). Differences between UK GAAP and US GAAP figures arise from the requirement to use different actuarial methods and assumptions and a different method of amortising certain surpluses and deficits. Under US GAAP, the Company has estimated the effect on net income and shareholders' equity assuming the adoption and application of SFAS 87 'Employers' Accounting for Pensions' as of 1 April 1996, as the adoption of SFAS 87 on the actual effective date of 1 April 1989 was not feasible. The unrecognised transition asset at 1 April 1989, using the financial assumptions at 1 April 1996, amounted to £172m and has been amortised over 15 years commencing 1 April 1989.

        Under UK GAAP, as explained in note 7, net interest includes a charge of £37m (2004: £56m charge; 2003: £3m credit) in respect of the notional interest element of the variation from the regular pension cost. Under US GAAP, this cost is not recognised.

        The net periodic charge for pensions and other post-retirement benefits is as follows:

	Pensions			Other post-retirement benefits
	2005	2004	2003	2005	2004	2003
	£m	£m	£m	£m	£m	£m
Service cost	135	143	78	12	10	8
Interest cost	828	799	456	56	59	59
Settlements	—	14	19	—	10	—
Expected return on assets	(860)	(814)	(490)	(40)	(36)	(32)
Amortisation of prior service cost	6	5	5	3	—	—
Amortisation of previously unrecognised losses	45	39	4	20	21	2
Amortisation of transitional asset	—	(11)	(11)	—	—	—

	154	175	61	51	64	37
Release of pension provision	(2)	(2)	(2)	—	—	—

	152	173	59	51	64	37

        The additional cost incurred in respect of severance cases computed in accordance with SFAS 88 'Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits' is as follows:

	2005	2004	2003
	£m	£m	£m
Cost of termination benefits and curtailments	30	129	119

        The principal financial assumptions used for the SFAS 87 calculations of net periodic charge, based on a measurement date of 31 March 2004 in respect of the US and UK defined benefit schemes are shown below:

	US			UK
	2005	2004	2003	2005	2004	2003
	%	%	%	%	%	%
Discount rate	5.8	6.3	7.5	5.5	5.4	6.0
Return on assets	8.3	8.5	8.5	6.2-6.7	6.3-6.9	6.3-7.1
General salary increases	3.3-5.3	3.3-5.3	3.3-4.5	3.9	3.5	3.8
Pension increases	nil	nil	nil	3.0	2.6	2.9

        In respect of US schemes, the estimated rate of return for various passive asset classes is based both on analysis of historical rates of return and forward-looking analysis of risk premiums and yields. Current market conditions, such as inflation and interest rates, are evaluated in connection with the setting of our long-term assumptions. A small premium is added for active management of both equity and fixed income. The rates of return for each asset class are then weighted in accordance with our target asset allocation, and the resulting long-term return on asset rate is then applied to the market-related value of assets. The long-term target asset allocation for the US pension schemes is 60% equities, 35% bonds and 5% property and other. The long-term target asset allocation for other post-retirement benefit schemes is 65% equities and 35% bonds.

        In respect of UK schemes, the expected long-term rate of return on assets has been set reflecting the price inflation expectation, the expected real return on each major asset class and the long-term asset allocation strategy adopted for each plan. The expected real returns on specific asset classes reflect historical returns, investment yields on the measurement date and general future return expectations, and have been set after taking advice from the schemes' actuaries. The long-term target asset allocation for the Lattice Group Pension Scheme is 40% equities, 52% bonds and 8% property and other. The long-term asset allocation for the Group's section of the Electricity Supply Pension Scheme is 63% equities, 30% bonds and 7% property and other.

        The assumptions used for other post-retirement costs relate solely to US schemes. These assumptions were that the discount rate used would be 5.75% (2004: 5.75%; 2003: 6.25%) and that medical costs would increase by 10% (2004: 10%; 2003: 10%), decreasing to 5% (2004: 5%; 2003: 5%) by 2010 and remain at 5% (2004: 5%; 2003: 5%) thereafter.

        A reconciliation of the funded status of the Group pension and other post-retirement schemes to the net accrued benefit liability that was included in the Group's balance sheet prepared under US GAAP is as follows:

	Pensions		Other post-retirement benefits
	2005	2004	2005	2004
	£m	£m	£m	£m
Projected benefit obligation	(15,758)	(15,394)	(1,068)	(1,002)
Fair value of plan assets	14,086	13,432	488	496

Excess of projected benefit obligation over plan assets	(1,672)	(1,962)	(580)	(506)
Unrecognised net loss	1,180	1,493	316	328
Unrecognised prior service cost/(credit)	60	48	70	(5)

Net accrued benefit liability—before minimum liability adjustment	(432)	(421)	(194)	(183)
Additional minimum liability adjustment	(811)	(840)	—	—

Net accrued benefit liability	(1,243)	(1,261)	(194)	(183)

        At 31 March 2005, as required under SFAS 87, an intangible asset of £60m (2004: £48m) was recognised in relation to the additional minimum liability, being equal to the unrecognised prior service cost. A regulatory asset of £133m (2004: £120m) was also created. The remaining additional minimum liability of £618m (2004: £672m) has been included in other comprehensive income.

        The net accrued benefit liability above is shown net of a prepaid cost of £181m in respect of one Group scheme.

        The principal financial assumptions used for the SFAS 87 calculations of the projected benefit obligation, based on a measurement date of 31 March 2005, in respect of the US and UK defined benefit schemes are shown below:

	US			UK
	2005	2004	2003	2005	2004	2003
	%	%	%	%	%	%
Discount rate	5.8	5.8	6.3	5.4	5.5	5.4
General salary increases	3.9-4.3	3.3-5.3	3.3-5.3	3.9	3.9	3.5
Pension increases	nil	nil	nil	3.0	3.0	2.6

        All pension schemes had an additional minimum liability adjustment except the Lattice Group Pension Scheme and the Crown Castle Pension Scheme. The accumulated benefit obligation for pensions was £14,825m at 31 March 2005 (2004: £14,507m). The Group has followed approach two of Emerging Issues Task Force (EITF) Abstract 88 - 1 in calculating the accumulated benefit obligation. Changes in the projected benefit obligation and changes in the fair value of plan assets are shown below:

	Pensions		Other post-retirement benefits
	2005	2004	2005	2004
	£m	£m	£m	£m
Projected benefit obligation at start of year	15,394	15,030	1,002	1,004
Service cost	135	143	12	10
Interest cost	828	799	56	59
Plan participants' contributions	17	18	—	—
Plan amendment—prior service cost	17	—	79	(5)
Terminations	30	129	—	5
Curtailments	—	(2)	—	10
Settlements	(1)	(80)	—	—
Actuarial loss	136	322	5	119
Benefits paid	(783)	(736)	(52)	(51)
Acquisition of Group undertakings	31	—	—	—
Transfers	1	—	—	—
Exchange adjustments	(47)	(229)	(34)	(149)

Projected benefit obligation at end of year	15,758	15,394	1,068	1,002

Fair value of plan assets at start of year	13,432	12,115	496	373
Actual return on assets	1,248	2,023	26	92
Employer contributions	184	244	32	123
Plan participants' contributions	17	18	—	—
Benefits paid	(783)	(736)	(52)	(24)
Acquisition of Group undertakings	21	—	—	—
Settlements	(1)	(80)	—	—
Exchange adjustments	(32)	(152)	(14)	(68)

Fair value of plan assets at end of year	14,086	13,432	488	496

        It is estimated that a 1% change in the assumed healthcare cost trends would have increased or decreased the accumulated post-retirement benefit obligation at 31 March 2005 by £104m (2004: £106m; 2003: £106m) and £90m (2004: £96m; 2003: £96m) respectively. The net periodic cost for the year ended 31 March 2005 would have increased or decreased by £7m and £6m respectively (2004: £7m and £8m respectively).

        Estimated contributions for all pensions and other post-retirement plans for the year ending 31 March 2006 are £214m.

        As at 31 March 2005 the following benefit payments, which reflect future service as appropriate, are expected to be paid:

Year ended 31 March	Pensions	Other post- retirement benefits
	£m	£m
2006	747	53
2007	755	56
2008	759	57
2009	767	58
2010	784	59
2011 - 2015	4,300	295

        In the UK, the trustees for each plan are responsible for setting the long-term strategy after consultation with the Group and professional advisers. The trustees' objectives are to invest in assets of appropriate liquidity, which together with future contributions from employers and members, would expect to generate income and capital growth to meet the cost of benefits from the plans; and to limit the risk and minimise the long-term cost. In the US, the Group manages its pension plan investments to minimise the long-term cost of operating the plan, with a reasonable level of risk.

        Risk tolerance is determined as a result of periodic asset/liability studies which analyse plan liabilities and funded status and results in the determination of the allocation of assets.

        Equity investments, fixed income and index-linked portfolios are broadly diversified. Investments are also held in property, private equity and timber with the objective of enhancing long-term returns whilst improving diversification. Investment risk and return are reviewed by investment committees on a quarterly basis.

c)     Impairment of goodwill and other intangible assets

        The Group reviews all long-lived assets for potential impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Under UK GAAP, recognition and measurement of impairment is determined on the basis of discounted cash flows attributable to income generating units. Under US GAAP, impairments on long-lived assets are determined in accordance with SFAS 144 'Accounting for the Impairment or Disposal of Long-Lived Assets' and are recognised on the basis of undiscounted future cash flows and measured on the basis of discounted future cash flows.

        An impairment assessment was carried out during 2004 which resulted in an impairment of goodwill being recorded in respect of Advantica, which was acquired by the Group as part of the Lattice Group plc acquisition.

d)    Financial instruments

        Under UK GAAP, derivative financial instruments that qualify for hedge accounting are recorded at their historical cost, if any, and are not re-measured. Any related monetary assets or liabilities, including foreign currency borrowings, are translated at the hedged rate. In addition, under UK GAAP, it is permissible to hedge account for the net assets of overseas operations with hedging instruments denominated in currencies other than the functional currencies of the overseas operations.

        Under US GAAP, as required by SFAS 133 'Accounting for Derivative Instruments and Hedging Activities', all derivative financial instruments, including derivatives embedded within other contracts, are required to be recognised in the balance sheet as either assets or liabilities and measured at fair value. SFAS 133 only permits hedge accounting in specific circumstances, where the hedge is identified as one of three types: fair value; cash flow; or foreign currency exposures of net investments in foreign operations. Provided that it can be demonstrated that the hedge is highly effective and the relevant hedging criteria have been met, then in respect of fair value hedges, both the change in fair value of the derivative and hedged item are reflected in net income in the period of the change. For cash flow hedges and hedges of foreign currency exposures of net investments in foreign operations, changes in fair value are reflected through other comprehensive income. In the event that the conditions for hedge accounting are not met, changes in the fair value of derivatives are reflected in net income.

        The Group has elected not to adopt hedge accounting for the purposes of SFAS 133 except for certain hedges of net investments in foreign operations. Excluding the certain hedges of net investments that have been designated and qualify as hedges under SFAS 133, the reconciliation to net income fully reflects the changes in fair value of derivative financial instruments. There is no reconciling adjustment for the hedges of net investments for which the Group has adopted hedge accounting under SFAS 133, as realised and unrealised gains and losses are taken to reserves under both US GAAP and UK GAAP.

        Contracts that qualify as normal purchases and normal sales are excluded from the requirements of SFAS 133. The realised gains and losses on these contracts are reflected in the income statement at the contract settlement date.

e)     Equity Plus Income Convertible Securities (EPICs)

        Under UK GAAP, EPICs were carried in the balance sheet at the gross proceeds of the issue. This resulted in a gain being recognised on disposal during 2004. The related issue costs were written off in the year of issue. Under US GAAP, the issue costs were deferred and written off over the period to the date of redemption of the EPICs on 6 May 2003.

        US GAAP required that the carrying value of the EPICs be adjusted to the settlement amount of the debt, which was linked to the Energis plc share price and therefore no gain was recorded on the disposal.

f)     Severance and integration costs

        Under UK GAAP, severance costs are provided for in the accounts if it is determined that a constructive or legal obligation has arisen from a restructuring programme where it is probable that it will result in the outflow of economic benefits and the costs involved can be estimated with reasonable accuracy. Under US GAAP, severance costs in respect of the Group's voluntary severance arrangements are recognised when the employees accept the severance offer. In addition, where the number of employees leaving results in a significant reduction in the accrual of pension benefits for employees' future service (a curtailment under US GAAP), the effects are reflected as part of the cost of such termination benefits. Accordingly, timing differences between UK and US GAAP arise on the recognition of such costs.

        Similarly, under UK GAAP future costs related to property leases have been accrued for in connection with vacating certain premises. Under US GAAP a liability would not be recognised until the 'cease use' date is reached, which is expected some time in the near future. This represents a timing difference between UK and US GAAP on the recognition of such costs.

g)     Recognition of income

        Under US GAAP, income is recognised in the period that the service is provided up to the maximum revenue allowed under the terms of the relevant regulatory regime. Under UK GAAP, any income received or receivable in excess of the maximum revenue allowed for the period, under the terms of the relevant regulatory regime, is recognised as income, even where prices will be reduced in a future period.

h)    Goodwill—other

        Under US GAAP, the fair value of net assets acquired is calculated in accordance with US GAAP principles which differ in certain respects from UK GAAP principles. As a result, the US GAAP fair value of net assets of Group undertakings acquired differs from the fair value of net assets as determined under UK GAAP principles.

        Under UK GAAP, goodwill is amortised over its expected useful economic life, principally 20 years. Under US GAAP, goodwill is not amortised but is reviewed periodically for impairment.

i)     Intangible assets

        Under US GAAP, in a business combination, intangible assets that meet certain criteria are recognised as assets, separate from goodwill, at fair value. The criteria for separate recognition are met if the intangible asset arises from contractual or legal rights or if it is separable; that is, capable of being separated and sold, transferred or exchanged.

        In the acquisition of the UK operations of Crown Castle International Corp., £220m of intangible assets relating to customer contracts and relationships were recognised and are being amortised on a straight-line basis over periods ranging from 10 to 25 years, being the expected life of these intangible assets.

j)     Restructuring—purchase of Lattice Group plc

        Under US GAAP, certain reorganisation costs relating to an acquired entity are included in liabilities in determining the fair value of net assets acquired. Under UK GAAP, such costs are not recognised as liabilities of the acquired entity at the date of acquisition and are treated as post-acquisition costs.

k)    Share of joint ventures' and associate's adjustments

        The Group's share of the associated undertaking's results and net assets, which also impact on the exceptional profit on disposal of investments and assets held for exchange, have been adjusted to conform with US GAAP.

        On 16 July 2002, Energis plc ('Energis') went into administration. As a direct result of this event, Energis ceased to be an associate of the Group from that date. The results for 2002/03 have not been affected by this change in status, because the Group investment in Energis had been fully written down during 2001/02 and Energis had not publicly declared any results since reporting its results for the six months ended 30 September 2001.

        The Group ceased equity accounting for Intelig, its Brazilian telecoms joint venture, with effect from 30 September 2002. This arose as a result of the Group's share of net assets falling to zero and the Group declaring its intention not to fund this business any further while pursuing a withdrawal strategy.

        The Group's interest in Manquehue net and Silica Networks were disposed of in October 2002 and September 2002 respectively. The Group ceased equity accounting for Manquehue net and Silica Networks from the date of disposal. In the case of Energis Polska, the interest reduced to a level where the Group had no significant influence on the activities of this business as of November 2002. As a result, these entities are no longer equity accounted for, and any losses arising from the disposal or reduction in interest have previously been reflected in the income statement.

l)     Ordinary dividends

        Under UK GAAP, final ordinary dividends are provided for in the year in respect of which they are proposed by the Board of Directors for approval by the shareholders. Under US GAAP, dividends are not provided until declared.

m)   Tangible fixed assets—reversal of partial release of impairment provision

        During the financial year ended 31 March 1990, an impairment provision was recorded in respect of certain tangible fixed assets. As required under UK GAAP, part of this impairment provision was subsequently released and shareholders' equity credited. Under US GAAP, this partial release is not permitted.

n)    Regulatory assets

        SFAS 71 'Accounting for Certain Types of Regulation' establishes US GAAP for utilities whose regulators have the power to approve and/or regulate rates that may be charged to customers. Provided that through the regulatory process the utility is substantially assured of recovering its allowable costs by the collection of revenue from its customers, such costs not yet recovered are deferred as regulatory assets. Due to the different regulatory environment, no equivalent accounting standard applies in the UK.

        Under UK GAAP, regulatory assets established in accordance with the principles of SFAS 71 are recognised where they comprise rights or other access to future economic benefits which arise as a result of past transactions or events which have created an obligation to transfer economic benefit to a third party. Measurement of the past transaction or event and hence of the regulatory asset is determined in accordance with UK GAAP. Where the application of UK GAAP results in the non or partial recognition of an obligation compared with US GAAP, any related regulatory asset is either not or partially recognised. Under UK GAAP, in certain circumstances, regulatory assets may be reported net of related regulatory liabilities. Such amounts are shown gross in the US GAAP balance sheet.

o)    Deferred taxation

        Under UK GAAP, deferred taxation is provided in full on all material timing differences with certain exceptions, as outlined in 'Accounting Policies—Deferred taxation and investment tax credits'. Under US GAAP, deferred taxation is provided in full, using the liability method, and requires the recognition of deferred taxation on all timing differences except for non-tax deductible goodwill.

        The deferred taxation adjustment principally reflects the tax effect of the other measurement and recognition differences between UK and US GAAP.

        The corporate tax charge on continuing operations under US GAAP is analysed between current taxes and deferred taxes as follows:

	2005	2004	2003
	£m	£m	£m
Current taxes	118	177	44
Deferred taxes	313	105	214

Tax charge	431	282	258

        The net deferred tax liability under US GAAP is analysed as follows:

	2005	2004
	£m	£m
Deferred taxation liabilities:
Excess of book value over taxation value of fixed assets	5,029	4,943
Other temporary differences	1,162	1,169

	6,191	6,112
Deferred taxation assets:
Other temporary differences(i)	(900)	(1,245)

	5,291	4,867

Analysed as follows:
Current	(184)	63
Non-current	5,475	4,804

	5,291	4,867

(i)
Deferred taxation assets at 31 March 2005 were stated net of a £91m valuation allowance adjustment associated with certain capital losses (31 March 2004: £210m).

p)    Other

        Other differences between UK GAAP and US GAAP are not individually material and relate to non-discounting of environmental provisions under US GAAP (discounted under UK GAAP), differences arising from the recognition of amortisation expense on certain assets and other interest income.

Other US GAAP disclosures

Group cash flow statement

        The Group accounts include a cash flow statement prepared in accordance with UK Financial Reporting Standard 1 (Revised 1996) 'Cash Flow Statements' (FRS 1 (revised)), the objectives and principles of which are substantially the same as US Statement of Financial Accounting Standard 95 'Statement of Cash Flows' (SFAS 95) under US GAAP. The principal differences between FRS 1 (revised) and SFAS 95 relate to the classification of items within the cash flow statement and the definition of cash and cash equivalents. Under UK GAAP, cash flows are classified under nine standard headings whereas US GAAP only requires presentation of cash flows from three activities, being operating activities, investing activities and financing activities.

        Under US GAAP, in contrast to UK GAAP, cash and cash equivalents do not include bank overdrafts but do include investments with original maturities of three months or less.

        Set out below is a summary of the Group cash flow statement under US GAAP:

	2005	2004	2003
	£m	£m	£m
Net cash provided by operating activities(i)	2,483	2,500	2,000
Investing activities
Payments to acquire tangible fixed assets	(1,828)	(1,788)	(1,170)
Acquisition of Group undertakings (net of cash acquired)	(1,122)	—	338
Payments to acquire investments	(16)	—	(163)
Receipts from disposal of tangible fixed assets	89	146	53
Receipts from disposal of investments	11	7	328
Net movement in investments with an original maturity date of more than three months	(59)	(65)	—
Other	—	—	(22)
Net cash used in investing activities(ii)	(2,925)	(1,700)	(636)
Net cash provided by/(used in) financing activities(iii)	440	(828)	(962)

Net (decrease)/increase in cash and cash equivalents	(2)	(28)	402
Cash and cash equivalents at beginning of year	528	570	178
Exchange adjustments	(1)	(14)	(10)

Cash and cash equivalents at end of year	525	528	570

        Set out below is an explanation of the reconciliation from US GAAP to UK GAAP cash flow headings:

  (i)
  Net cash provided by operating activities comprised net cash inflow from operating activities (excluding payments in respect of replacement expenditure), dividends from joint ventures, returns on investments and servicing of finance, excluding costs relating to the issue of debt and taxation.

  (ii)
  Net cash used in investing activities comprised capital expenditure, payments in respect of replacement expenditure (included in operating activities under UK GAAP), acquisitions and disposals and the component of the management of liquid resources which comprised deposits with an original maturity of more than three months.

  (iii)
  Net cash provided by/(used in) financing activities comprised equity dividends paid, financing, including costs relating to the issue of debt and movements in bank overdrafts.

Businesses to be disposed

        On 31 August 2004, the Group announced that it had reached agreement on the sales of four of its regional gas distribution networks. The sales are subject to certain conditions to prepare the assets for sale and regulatory consents and approvals. The Group determined that it had substantially met the required conditions on 1 May 2005. The sales are expected to complete, subject to final regulatory approval, on or around 1 June 2005.

        With effect from 1 May 2005, the Group has classified the assets, liabilities and results of operations for the four gas networks as discontinued operations under US GAAP. The following table reflects the US GAAP carrying values of the primary components of the networks to be disposed of as at 31 March 2005.

2005
£m
Property, plant and equipment	5,752
Other assets	96

Total assets	5,848
Accounts payable	(765)
Other liabilities	(50)

Net assets	5,033

        Certain other assets and liabilities may be part of the disposed group dependent upon continued trading and operations up until the date of completion of the sales. The above table does not include any deferred taxation.

Non-GAAP measures

        In preparing the accounts in accordance with the Companies Act 1985 and UK GAAP, certain information is presented that would be viewed as 'non-GAAP' under regulations issued by the SEC. The Group has described such items and provided disclosure of the effects and reasons for presentation along with a condensed US GAAP income statement using the format prescribed by the SEC. The disclosure of each of the exceptional items would be prohibited within the Form 20-F if such exceptional items were not expressly permitted by FRS 3.

        Management uses 'adjusted' profit measures in considering the performance of the Group's operating segments and businesses. References to 'adjusted operating profit', 'adjusted profit before taxation', 'adjusted earnings' or 'adjusted earnings per share' are stated before exceptional items and goodwill amortisation.

        The Directors believe that the use of these adjusted measures better indicates the underlying business performance of the Group than the unadjusted measures because the exclusion of these items provides a clearer comparison of results from year to year for each of the years presented. This is because this method of presentation removes the distorting impact of exceptional items and removes the impact of goodwill amortisation in order to enhance comparability with the reporting practices of other UK companies.

        Exceptional items, which are adjusted for in the adjusted measures referred to above, are defined as material items that derive from events that fall within the ordinary activities of the Group, but that require separate disclosure on the grounds of size or incidence for the accounts to give a true and fair view. Such exceptional items include, for example, material restructuring costs and impairments. Note 4 on pages 95 and 96 contains a discussion of the nature of these exceptional items for each year.

Other differences between UK and US GAAP

        UK GAAP requires the investors' share of operating profit or loss, interest and taxation relating to associates and joint ventures to be accounted for and disclosed separately from those of Group undertakings. Under US GAAP, the investors' share of the after tax profits and losses of joint ventures and associates is included within the income statement as a single line item. UK GAAP requires the investors' share of gross assets and gross liabilities of joint ventures to be shown on the face of the balance sheet. Under US GAAP, the net investment in joint ventures is shown as a single line item.

        Under UK GAAP, the impact of discontinued operations on turnover, operating costs and operating profit is required to be accounted for and disclosed separately from continuing operations. Under US GAAP, the net income/(loss) arising from discontinued operations of Group undertakings is required to be separately accounted for and disclosed as a single line item.

        Under UK GAAP, assets in the balance sheet are presented in ascending order of liquidity and the balance sheet is analysed between net assets and shareholders' funds. Under US GAAP, assets are presented in descending order of liquidity and the balance sheet is analysed between total assets and liabilities and shareholders' funds as used in the presentation in note 33.

New US Accounting Standards adopted during 2004/05

FIN 46(R)

        FIN 46(R) requires the primary beneficiary of a variable interest entity for which control is achieved through means other than through voting rights to consolidate the variable interest entity concerned. The Group adopted FIN 46(R) for the financial year beginning 1 April 2004 and has considered the impact of this standard. Following this assessment, the Group has determined that the adoption of FIN 46(R) did not have a material impact on the Group's accounts.

FSP 106-2

        In May 2004, the Financial Accounting Standards Board (FASB) issued the FASB Staff Position No. FAS 106-2 'Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003' (FSP 106-2), which supersedes FSP 106-1 of the same title issued in January 2004. The Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the Medicare Act) introduces a federal subsidy to sponsors of retiree healthcare benefit plans that provide a benefit that is at least actuarially equivalent to Medicare Part D. The Group has concluded that, if provisions are finalised in their current form, benefits provided under the Group's plan meet the 'actuarially equivalent' standard set forth in the Medicare Act. As permitted, the Group prospectively adopted FSP 106-2 in the year ended 31 March 2005, thereby reducing accumulated benefit obligation by £43m and realising a related £4m tax benefit. Any decrease in future net periodic post-retirement benefit expense that results from the Act will be deferred and will be credited to customers.

EITF 03-1

        In March 2004, the EITF reached a consensus on EITF Issue 03-1 'The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments'. EITF 03-1 provides new guidance on assessing impairment loss, prescribing a three-step impairment model. In September 2004, the FASB issued FASB Staff Position EITF 03-1-1 'Effective Date of Paragraphs 10-20 of EITF Issue 03-1' which delays the effective date for the measurement and recognition guidance in paragraphs 10-20 of EITF 03-1. The disclosure requirements of EITF 03-1 remained effective. The impact of adopting the disclosure requirements of EITF 03-1 did not impact on the Group's consolidated financial statements.

Recent US pronouncements not yet adopted

SFAS 123(R)

        In December 2004, the FASB issued FASB Statement No. 123 (revised 2004) 'Share-Based Payment' (SFAS 123(R)), which is a revision of FASB Statement No. 123 'Accounting for Stock-Based Compensation' (SFAS 123). SFAS 123(R) supersedes APB Opinion No. 25 'Accounting for Stock Issued to Employees', and amends FASB Statement No. 95 'Statement of Cash Flows'. Generally, the approach in SFAS 123(R) is similar to the approach described in SFAS 123. However, SFAS 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognised in the income statement based on their fair values. Pro forma disclosure is no longer an alternative. The Group expects to adopt SFAS 123(R) as of 1 April 2006.

        SFAS 123(R) permits adoption of the requirements using one of two methods: a 'modified prospective' method where the requirements are applied to all share-based payments granted after the effective date of the pronouncement; or a 'modified retrospective' method which allows entities to restate prior periods based on the amounts previously recognised under SFAS 123 for the purposes of pro forma disclosures. The Group plans to adopt SFAS 123(R) using the modified prospective method.

        The Group adopted the fair-value based method of accounting for share-based payments using the 'retroactive restatement method' described in FASB Statement No. 148 'Accounting for Stock-Based Compensation—Transition and Disclosure'. Currently, the Group uses the Black-Scholes European option pricing model to estimate the value of stock options granted to employees and expects to continue to use this acceptable option valuation model upon the required adoption of SFAS 123(R) on 1 April 2006. The Group does not anticipate that adoption of SFAS 123(R) will have a material impact on its results of operations or its financial position. However, SFAS 123(R) also requires that the benefits of tax deductions in excess of recognised compensation cost be reported as a financing cash flow, rather than as an operating cash flow as currently required. This requirement will reduce net operating cash flows and increase net financing cash flows in periods after the effective date.

SFAS 153

        In December 2004, as part of the FASB's short-term convergence project with the International Accounting Standards Board, the FASB issued FASB Statement No. 153 'Exchanges of Non-Monetary Assets' (SFAS 153), which is an amendment to APB Opinion No. 29 'Accounting for Non-Monetary Transactions' (APB 29). APB 29 provided an exemption to its general principle of measuring such transactions at fair value where the exchange related to similar productive assets. The exemption permitted the exchange to be valued at the recorded amount of the assets relinquished. SFAS 153 removes this exemption so that all non-monetary transactions (apart from those without commercial substance) are recorded at fair value. The Group expects to adopt SFAS 153 prospectively for all transactions taking place after 1 April 2006. The impact of the adoption of SFAS 153 cannot be predicted at this time because it will depend on whether applicable non-monetary transactions take place after the effective date.

FIN 47

        FASB Interpretation No. 47 'Accounting for Conditional Asset Retirement Obligations' (FIN 47) clarifies that the term 'conditional asset retirement obligation', as used in SFAS No. 143 'Accounting for Asset Retirement Obligation' (SFAS 143), refers to a legal obligation to perform an asset retirement activity in which the timing and/or method of settlement are conditional on a future event that may or may not be within the control of the Group. FIN 47 is effective for financial years ending after 15 December 2005. The Group does not believe the adoption of FIN 47 will have a material impact on its accounts.

33.    Condensed US GAAP financial information

        As described in note 32, the October 2002 business combination of National Grid Group plc and Lattice Group plc was accounted for as a merger (pooling of interests) under UK GAAP and as an acquisition (purchase accounting) under US GAAP. The different treatments result in the UK GAAP financial statements being fundamentally different compared to the amounts presented under US GAAP. Due to these differences, condensed US GAAP financial information is presented to more clearly show the operating and financial position that would have been reported under US GAAP.

Condensed US GAAP income statement

	2005 National Grid Transco (UK GAAP)	2005 US GAAP adjustments	2005 National Grid Transco (US GAAP)
	£m	£m	£m
Turnover	8,521	13	8,534
Operating costs
Depreciation	(860)	(319)	(1,179)
Payroll and severance costs	(941)	(56)	(997)
Purchases of electricity	(1,678)	—	(1,678)
Purchases of gas	(385)	—	(385)
Rates and property taxes	(490)	—	(490)
Electricity transmission services scheme direct costs	(301)	—	(301)
EnMO direct costs	—	—	—
Replacement expenditure	(474)	474	—
Provision for doubtful debts	(42)	—	(42)
Other operating charges	(1,505)	205	(1,300)
	(6,676)	304	(6,372)

Operating profit	1,845	317	2,162
Share of joint ventures' operating profit	7	(7)	—
Non-operating items	83	(46)	37

Profit before interest and taxation	1,935	264	2,199
Net interest	(783)	323	(460)

Profit on ordinary activities before taxation	1,152	587	1,739
Taxation	(245)	(186)	(431)

Profit on ordinary activities after taxation	907	401	1,308
Minority interests	1	(3)	(2)
Interest in equity accounted affiliates (net of tax of £2m)		(2)	(2)

Net income from continuing operations	908	396	1,304
Net loss from discontinued operations (net of tax of £nil)		—	—

Net income for the year	908	396	1,304

Basic earnings per share under US GAAP (pence)—continuing operations			42.3	p
Diluted earnings per share under US GAAP (pence)—continuing operations			42.1	p

Basic earnings per ADS under US GAAP (pence)—continuing operations			211.5	p
Diluted earnings per ADS under US GAAP (pence)—continuing operations			210.5	p

Basic earnings per share under US GAAP (pence)—total Group			42.3	p
Diluted earnings per share under US GAAP (pence)—total Group			42.1	p

Basic earnings per ADS under US GAAP (pence)—total Group			211.5	p
Diluted earnings per ADS under US GAAP (pence)—total Group			210.5	p

Weighted average number of shares in issue (million)—for basic EPS			3,082

Weighted average number of shares in issue (million)—for diluted EPS			3,096

	2004 National Grid Transco (UK GAAP) (restated)	2004 US GAAP adjustments (restated)	2004 National Grid Transco (US GAAP)
	£m	£m	£m
Turnover	9,033	(167)	8,866
Operating costs
Depreciation	(866)	(298)	(1,164)
Payroll and severance costs	(1,045)	(252)	(1,297)
Purchases of electricity	(1,998)	—	(1,998)
Purchases of gas	(371)	—	(371)
Rates and property taxes	(516)	—	(516)
Electricity transmission services scheme direct costs	(277)	—	(277)
EnMO direct costs	(158)	158	—
Replacement expenditure	(388)	388	—
Provision for doubtful debts	(50)	—	(50)
Other operating charges	(1,534)	263	(1,271)
	(7,203)	259	(6,944)

Operating profit	1,830	92	1,922
Share of joint ventures' operating profit	7	(7)	—
Non-operating items	322	(290)	32

Profit before interest and taxation	2,159	(205)	1,954
Net interest	(822)	150	(672)

Profit on ordinary activities before taxation	1,337	(55)	1,282
Taxation	(261)	(21)	(282)

Profit on ordinary activities after taxation	1,076	(76)	1,000
Minority interests	(2)	—	(2)
Interest in equity accounted affiliates (net of tax of £nil)		—	—

Net income from continuing operations	1,074	(76)	998
Net loss from discontinued operations (net of tax of £nil)		—	—

Net income for the year	1,074	(76)	998

Basic earnings per share under US GAAP (pence)—continuing operations			32.5p
Diluted earnings per share under US GAAP (pence)—continuing operations			32.4p

Basic earnings per ADS under US GAAP (pence)—continuing operations			162.5	p
Diluted earnings per ADS under US GAAP (pence)—continuing operations			162.0	p

Basic earnings per share under US GAAP (pence)—total Group			32.5	p
Diluted earnings per share under US GAAP (pence)—total Group			32.4	p

Basic earnings per ADS under US GAAP (pence)—total Group			162.5	p
Diluted earnings per ADS under US GAAP (pence)—total Group			162.0	p

Weighted average number of shares in issue (million)—for basic EPS			3,070

Weighted average number of shares in issue (million)—for diluted EPS			3,077

		US GAAP adjustments
	2003 National Grid Transco (UK GAAP) (restated)
		2003 Lattice pre- acquisition (UK GAAP) (restated)	2003 Other US GAAP adjustments (restated)	2003 National Grid Transco (US GAAP)
	£m	£m	£m	£m
Turnover	9,400	(1,470)	(529)	7,401
Operating costs
Depreciation	(851)	249	(129)	(731)
Payroll and severance costs	(1,144)	316	(276)	(1,104)
Purchases of electricity	(1,901)	—	—	(1,901)
Purchases of gas	(357)	53	—	(304)
Rates and property taxes	(537)	130	—	(407)
Electricity transmission services scheme direct costs	(252)	—	—	(252)
EnMO direct costs	(530)	—	530	—
Replacement expenditure	(405)	239	166	—
Provision for doubtful debts	(24)	1	—	(23)
Other operating charges	(1,827)	545	320	(962)
	(7,828)	1,533	611	(5,684)

Operating profit	1,572	63	82	1,717
Share of joint ventures' operating profit	124	1	(125)	—
Non-operating expenses	(99)	67	27	(5)

Profit before interest and taxation	1,597	131	(16)	1,712
Net interest	(970)	203	103	(664)

Profit on ordinary activities before taxation	627	334	87	1,048
Taxation	(245)	(29)	16	(258)

Profit on ordinary activities after taxation	382	305	103	790
Minority interests	(31)	(1)	29	(3)
Interest in equity accounted affiliates (net of tax of £5m)			3	3

Net income from continuing operations	351	304	135	790
Net loss from discontinued operations (net of tax of £nil)			(39)	(39)

Net income for the year	351	304	96	751

Basic earnings per share under US GAAP (pence)—continuing operations				33.6	p
Diluted earnings per share under US GAAP (pence)—continuing operations				32.9	p

Basic earnings per ADS under US GAAP (pence)—continuing operations				168.0	p
Diluted earnings per ADS under US GAAP (pence)—continuing operations				164.5	p

Basic earnings per share under US GAAP (pence)—total Group				31.9	p
Diluted earnings per share under US GAAP (pence)—total Group				31.3	p

Basic earnings per ADS under US GAAP (pence)—total Group				159.5	p
Diluted earnings per ADS under US GAAP (pence)—total Group				156.5	p

				£m
Net income under US GAAP after £22m dilutive impact of 4.25% Exchangeable Bonds 2008				773

Weighted average number of shares in issue (million)—for basic EPS				2,348
Weighted average number of shares in issue (million)—for diluted EPS				2,468

        Basic loss per share and per ADS for discontinued operations under US GAAP was (1.7)p and (8.5)p respectively. Diluted loss per share and per ADS for discontinued operations under US GAAP was (1.6)p and (8.0)p respectively.

        Under UK GAAP, the weighted average number of shares in issue for basic EPS for the year ended 31 March 2003 was 3,078m compared with 2,348m under US GAAP. The difference related to shares issued on the business combination of National Grid Group plc and Lattice Group plc. As this transaction was accounted for as a merger (pooling of interests) under UK GAAP, shares issued were included in the weighted average share capital as if they were in issue throughout the year. Under US GAAP, they are included from the date of issue (21 October 2002). This difference impacted 2003 and earlier periods but did not affect 2004 and 2005 and will not affect future accounting periods.

Consolidated statement of comprehensive income and changes in shareholders' equity under US GAAP

	2005	2004	2003
	£m	£m	£m
Net income	1,304	998	751
Additional minimum pension liability (net of tax of £16m charge, £188m charge and £417m credit)	33	415	(886)
Exchange adjustments (net of tax of £nil, £12m charge and £12m credit)	(80)	(438)	(322)
Mark to market of financial instruments (net of tax of £43m charge, £26m credit and £nil)	111	(84)	—
Share of joint ventures' other comprehensive loss	—	—	(10)
Other	—	—	9

Comprehensive income/(loss)	1,368	891	(458)
Dividends	(628)	(560)	(382)
Shares issued to purchase Lattice	—	—	6,566
Other shares issued	9	34	2
Share options granted	16	25	29
Repurchase of shares	—	—	(97)
Movement in treasury stock	5	5	7
Shareholders' equity at 1 April	9,821	9,426	3,759

Shareholders' equity at 31 March	10,591	9,821	9,426

Condensed US GAAP balance sheet

	2005	2004
	£m	£m
Assets
Current assets
Cash and cash equivalents	525	528
Marketable securities	156	102
Accounts and notes receivable	553	496
Inventories	101	91
Regulatory assets	443	512
Prepaid expenses and other current assets	599	596

Total current assets	2,377	2,325
Property, plant and equipment cost	34,282	32,216
Property, plant and equipment accumulated depreciation	(10,022)	(9,091)
	24,260	23,125
Goodwill cost	6,156	5,698
Goodwill accumulated amortisation and impairments	(97)	(93)
	6,059	5,605
Intangible assets	272	50
Investments	152	155
Regulatory assets	2,907	3,136
Other debtors	1,247	951

Total assets	37,274	35,347

Liabilities and shareholders' equity
Current liabilities
Bank overdrafts	18	26
Accounts payable	1,111	1,036
Short-term borrowings	3,229	1,644
Accrued income taxes	79	122
Purchased power obligations	54	57
Liability for index-linked swap contracts	99	100
Other accrued liabilities	1,263	1,402

Total current liabilities	5,853	4,387
Long-term borrowings	11,475	12,256
Purchased power obligations	90	149
Liability for index-linked swap contracts	228	291
Post-retirement benefits	1,515	1,681
Deferred income taxes	5,475	4,867
Other liabilities	2,009	1,841

Total liabilities	26,645	25,472

Minority interest—equity	10	12
Cumulative preference stock issued by Group undertakings	28	42
Shareholders' equity
Common stock (par value £0.10 per share; shares authorised 5,000m; shares issued 2005: 3,090m; 2004: 3,088m)	309	309
Additional paid in capital	7,793	7,768
Other reserves	359	359
Retained earnings	3,377	2,701
Other comprehensive loss	(1,218)	(1,282)
Treasury stock	(29)	(34)

Equity shareholders' funds	10,591	9,821

Total liabilities and shareholders' equity	37,274	35,347

Other comprehensive loss can be analysed as follows:

	2005	2004
	£m	£m
Foreign exchange losses	(901)	(821)
Additional minimum pension liability	(623)	(672)
Mark to market of financial instruments	66	(88)
Taxation	236	295
Other	4	4

	(1,218)	(1,282)

Segmental information under US GAAP

        Segments have been determined in accordance with SFAS 131 and segmented financial information has been presented in accordance with US GAAP.

	2005	2004(i)	2003(i)
	£m	£m	£m
Turnover by business segment
Continuing operations
UK electricity and gas transmission	1,937	1,875	1,615
US electricity transmission	283	318	400
UK gas distribution	2,223	2,229	1,239
US electricity and gas distribution	3,112	3,495	3,306
US stranded cost recoveries	420	505	586
Wireless infrastructure	208	72	61
Other activities	844	834	401
Sales between businesses	(493)	(462)	(207)

Group turnover—continuing operations	8,534	8,866	7,401

Operating profit by business segment
Continuing operations
UK electricity and gas transmission	711	676	573
US electricity transmission	121	124	116
UK gas distribution	712	758	567
US electricity and gas distribution	356	237	350
US stranded cost recoveries	121	135	148
Wireless infrastructure	4	6	(23)
Other activities	137	(14)	(14)

Operating profit—continuing operations	2,162	1,922	1,717

        Turnover and operating profit in the other segment relates primarily to the UK.

(i)
Prior year comparatives have been amended to reflect changes in business segments (see note 2).

	Property, plant and equipment
	2005	2004(i)
	£m	£m
Analysis by business segment
Continuing operations
UK electricity and gas transmission	6,642	6,442
US electricity transmission	1,176	1,174
UK gas distribution	10,479	10,233
US electricity and gas distribution	3,401	3,428
US stranded cost recoveries	7	6
Wireless infrastructure	681	65
Other activities	1,874	1,777

	24,260	23,125

Analysis by geographical region
UK	19,350	18,335
US	4,633	4,652
Rest of the World	277	138

	24,260	23,125

(i)
Prior year comparatives have been amended to reflect changes in business segments (see note 2).

Goodwill

	UK electricity and gas transmission	US electricity transmission	UK gas distribution	US electricity and gas distribution	US stranded cost recoveries	Wireless infrastructure	Other activities	Total
	£m	£m	£m	£m	£m	£m	£m	£m
1 April 2003	753	403	3,040	1,568	—	86	50	5,900
Exchange adjustments	—	(55)	—	(214)	—	(3)	(15)	(287)
Additions	—	—	—	—	—	—	1	1
Impairment	—	—	—	—	—	—	(20)	(20)
Adjustments to provisional fair value	3	—	(50)	—	—	—	58	11

1 April 2004	756	348	2,990	1,354	—	83	74	5,605
Exchange adjustments	—	(11)	—	(44)	—	(3)	—	(58)
Additions	—	—	—	—	—	512	—	512

31 March 2005	756	337	2,990	1,310	—	592	74	6,059

34.    Transco plc additional US GAAP disclosures

      The following condensed consolidating financial information, comprising income statements, balance sheets and cash flow statements, is given in respect of Transco plc ('Subsidiary Guarantor'), which became joint full and unconditional guarantor on 11 May 2004 with National Grid Transco plc ('Parent Guarantor') of the 6.625% Guaranteed Notes due 2018 issued in June 1998 by British Transco Finance Inc. (then known as British Gas Finance Inc.) ('Issuer of notes'). Transco plc and British Transco Finance Inc. are wholly-owned subsidiaries of National Grid Transco plc.

        The following financial information for National Grid Transco plc, Transco plc and British Transco Finance Inc. on a condensed consolidating basis is intended to provide investors with meaningful and comparable financial information and is provided pursuant to Rule 3-10 of Regulation S-X in lieu of the separate financial statements of each subsidiary issuer of public debt securities.

        Summary income statements are presented, on a consolidating basis, for the three years ended 31 March 2005. Summary income statements of National Grid Transco plc and Transco plc are presented under UK and US GAAP measurement principles, as modified by the inclusion of the results of subsidiary undertakings on the basis of equity accounting principles.

        The summary balance sheets of National Grid Transco plc and Transco plc include the investments in subsidiaries recorded under the equity method for the purposes of presenting condensed consolidating financial information under UK and US GAAP. The UK GAAP balance sheet presents these investments as 'Net assets/(liabilities) of subsidiaries (equity accounted)'. The US GAAP summary balance sheet presents these investments within 'Investments'.

        The consolidation adjustments column includes the necessary amounts to eliminate the inter-company balances and transactions between National Grid Transco plc, Transco plc, British Transco Finance Inc. and other subsidiaries.

        Transco plc and British Transco Finance Inc. were treated as acquired (as part of the business combination with Lattice Group plc) under US GAAP. As a consequence, under US GAAP, their results only feature in the following tables for the period after acquisition on 21 October 2002.

Summary income statement for the twelve months to 31 March 2005—UK GAAP

	Parent Guarantor	Issuer of notes		Subsidiary Guarantor
	National Grid Transco plc	British Transco Finance Inc.		Transco plc	Other subsidiaries	Consolidation adjustments	National Grid Transco Group
	£m	£m		£m	£m	£m	£m
Turnover	1	—		3,135	5,899	(514)	8,521
Operating costs
Depreciation	—	—		(404)	(456)	—	(860)
Payroll costs	(2)	—		(389)	(550)	—	(941)
Purchases of electricity	—	—		—	(1,678)	—	(1,678)
Purchases of gas	—	—		(113)	(272)	—	(385)
Rates and property taxes	—	—		(244)	(246)	—	(490)
Electricity transmission services scheme direct costs	—	—		—	(301)	—	(301)
EnMO direct costs	—	—		—	—	—	—
Replacement expenditure	—	—		(474)	—	—	(474)
Provision for doubtful debts	—	—		3	(45)	—	(42)
Other operating charges (including exceptional items)	(29)	—		(3,616)	(1,210)	3,350	(1,505)
	(31)	—		(5,237)	(4,758)	3,350	(6,676)

Operating profit	(30)	—		(2,102)	1,141	2,836	1,845
Share of joint ventures' operating profit	—	—		—	7	—	7
Non-operating exceptional items	—	—		—	83	—	83

Profit before interest and taxation	(30)	—		(2,102)	1,231	2,836	1,935
Net interest	(20)	—		(427)	(336)	—	(783)
Dividends receivable	—	—		—	500	(500)	—

Profit on ordinary activities before taxation	(50)	—		(2,529)	1,395	2,336	1,152
Taxation	23	—		(86)	(182)	—	(245)

Profit on ordinary activities after taxation	(27)	—		(2,615)	1,213	2,336	907
Minority interests	—	—		—	1	—	1
Interest in Group undertakings on an equity accounted basis	935	—		2,918	—	(3,853)	—

Net income for the year	908	—	(i)	303	1,214	(1,517)	908

Summary income statement for the twelve months to 31 March 2005—US GAAP

	Parent Guarantor	Issuer of notes		Subsidiary Guarantor
	National Grid Transco plc	British Transco Finance Inc.		Transco plc	Other subsidiaries	Consolidation adjustments	National Grid Transco Group
	£m	£m		£m	£m	£m	£m
Turnover	1	—		3,151	5,896	(514)	8,534
Operating costs
Depreciation	—	—		(711)	(468)	—	(1,179)
Payroll and severance costs	(2)	—		(408)	(587)	—	(997)
Purchases of electricity	—	—		—	(1,678)	—	(1,678)
Purchases of gas	—	—		(113)	(272)	—	(385)
Rates and property taxes	—	—		(244)	(246)	—	(490)
Electricity transmission services scheme direct costs	—	—		—	(301)	—	(301)
Provision for doubtful debts	—	—		3	(45)	—	(42)
Other operating charges	(29)	—		(3,530)	(1,091)	3,350	(1,300)
	(31)	—		(5,003)	(4,688)	3,350	(6,372)

Operating profit	(30)	—		(1,852)	1,208	2,836	2,162
Non-operating expenses	—	—		—	37	—	37

Profit before interest and taxation	(30)	—		(1,852)	1,245	2,836	2,199
Net interest	123	—		(443)	(146)	6	(460)
Dividends receivable	—	—		—	500	(500)	—

Profit on ordinary activities before taxation	93	—		(2,295)	1,599	2,342	1,739
Taxation	(20)	—		(160)	(249)	(2)	(431)

Profit on ordinary activities after taxation	73	—		(2,455)	1,350	2,340	1,308
Minority interests	—	—		—	(2)	—	(2)
Interest in equity accounted affiliates	1,231	—		2,930	(2)	(4,161)	(2)

Net income from continuing operations	1,304	—		475	1,346	(1,821)	1,304
Net loss from discontinued operations	—	—		—	—	—	—

Net income for the year	1,304	—	(i)	475	1,346	(1,821)	1,304

(i)
Net income for the year for British Transco Finance Inc. is £nil as interest payable to external bondholders is offset by interest receivable on loans to Transco plc.

Summary income statement for the twelve months to 31 March 2005—US GAAP

	Parent Guarantor	Issuer of notes		Subsidiary Guarantor
	National Grid Transco plc (restated)	British Transco Finance Inc.		Transco plc (restated)	Other subsidiaries (restated)	Consolidation adjustments (restated)	National Grid Transco Group (restated)
	£m	£m		£m	£m	£m	£m
Turnover	—	—		3,194	6,310	(471)	9,033
Operating costs
Depreciation	—	—		(423)	(443)	—	(866)
Payroll costs	—	—		(407)	(638)	—	(1,045)
Purchases of electricity	—	—		—	(1,998)	—	(1,998)
Purchases of gas	—	—		(86)	(285)	—	(371)
Rates and property taxes	—	—		(238)	(278)	—	(516)
Electricity transmission services scheme direct costs	—	—		—	(277)	—	(277)
EnMO direct costs	—	—		—	(158)	—	(158)
Replacement expenditure	—	—		(388)	—	—	(388)
Provision for doubtful debts	—	—		2	(64)	—	(62)
Other operating charges (including exceptional items)	(13)	—		(634)	(1,343)	468	(1,522)
	(13)	—		(2,174)	(5,484)	468	(7,203)

Operating profit	(13)	—		1,020	826	(3)	1,830
Share of joint ventures' operating profit	—	—		—	7	—	7
Non-operating exceptional items	—	—		—	322	—	322

Profit before interest and taxation	(13)	—		1,020	1,155	(3)	2,159
Net interest	(17)	—		(304)	(501)	—	(822)
Dividends receivable	—	—		—	70	(70)	—

Profit on ordinary activities before taxation	(30)	—		716	724	(73)	1,337
Taxation	13	—		(184)	(90)	—	(261)

Profit on ordinary activities after taxation	(17)	—		532	634	(73)	1,076
Minority interests	—	—		—	(2)	—	(2)
Interest in Group undertakings on an equity accounted basis	1,091	—		11	—	(1,102)	—

Net income for the year	1,074	—	(i)	543	632	(1,175)	1,074

Summary income statement for the twelve months to 31 March 2004—US GAAP

	Parent Guarantor	Issuer of notes		Subsidiary Guarantor
	National Grid Transco plc	British Transco Finance Inc.		Transco plc	Other subsidiaries	Consolidation adjustments	National Grid Transco Group
	£m	£m		£m	£m	£m	£m
Turnover	—	—		3,186	6,151	(471)	8,866
Operating costs
Depreciation	—	—		(726)	(438)	—	(1,164)
Payroll and severance costs	—	—		(484)	(813)	—	(1,297)
Purchases of electricity	—	—		—	(1,998)	—	(1,998)
Purchases of gas	—	—		(86)	(285)	—	(371)
Rates and property taxes	—	—		(238)	(278)	—	(516)
Electricity transmission services scheme direct costs	—	—		—	(277)	—	(277)
Provision for doubtful debts	—	—		2	(64)	—	(62)
Other operating charges	(13)	—		(553)	(1,161)	468	(1,259)
	(13)	—		(2,085)	(5,314)	468	(6,944)

Operating profit	(13)	—		1,101	837	(3)	1,922
Non-operating expenses	—	—		—	32	—	32

Profit before interest and taxation	(13)	—		1,101	869	(3)	1,954
Net interest	(34)	—		(365)	(273)	—	(672)
Dividends receivable	—	—		—	70	(70)	—

Profit on ordinary activities before taxation	(47)	—		736	666	(73)	1,282
Taxation	18	—		(189)	(111)	—	(282)

Profit on ordinary activities after taxation	(29)	—		547	555	(73)	1,000
Minority interests	—	—		—	(2)	—	(2)
Interest in equity accounted affiliates	1,027	—		64	—	(1,091)	—

Net income from continuing operations	998	—		611	553	(1,164)	998
Net loss from discontinued operations	—	—		—	—	—	—

Net income for the year	998	—	(i)	611	553	(1,164)	998

(i)
Net income for the year for British Transco Finance Inc. is £nil as interest payable to external bondholders is offset by interest receivable on loans to Transco plc.

Summary income statement for the twelve months to 31 March 2003—UK GAAP

	Parent Guarantor	Issuer of notes		Subsidiary Guarantor
	National Grid Transco plc (restated)	British Transco Finance Inc.		Transco plc (restated)	Other subsidiaries (restated)	Consolidation adjustments (restated)	National Grid Transco Group (restated)
	£m	£m		£m	£m	£m	£m
Turnover	—	—		3,083	6,764	(447)	9,400
Operating costs
Depreciation	—	—		(385)	(466)	—	(851)
Payroll costs	—	—		(440)	(704)	—	(1,144)
Purchases of electricity	—	—		—	(1,901)	—	(1,901)
Purchases of gas	—	—		(108)	(249)	—	(357)
Rates and property taxes	—	—		(235)	(302)	—	(537)
Electricity transmission services scheme direct costs	—	—		—	(252)	—	(252)
EnMO direct costs	—	—		—	(530)	—	(530)
Replacement expenditure	—	—		(405)	—	—	(405)
Provision for doubtful debts	—	—		(4)	(20)	—	(24)
Other operating charges (including exceptional items)	(21)	—		(735)	(1,521)	450	(1,827)
	(21)	—		(2,312)	(5,945)	450	(7,828)

Operating profit	(21)	—		771	819	3	1,572
Share of joint ventures' operating profit	—	—		—	124	—	124
Non-operating exceptional items	(32)	—		(12)	(51)	(4)	(99)

Profit before interest and taxation	(53)	—		759	892	(1)	1,597
Net interest	21	—		(343)	(648)	—	(970)
Dividends receivable	—	—		—	244	(244)	—

Profit on ordinary activities before taxation	(32)	—		416	488	(245)	627
Taxation	(5)	—		(140)	(100)	—	(245)

Profit on ordinary activities after taxation	(37)	—		276	388	(245)	382
Minority interests	—	—		—	(31)	—	(31)
Interest in Group undertakings on an equity accounted basis	388	—		23	—	(411)	—

Net income for the year	351	—	(i)	299	357	(656)	351

Summary income statement for the twelve months to 31 March 2003—US GAAP

	Parent Guarantor	Issuer of notes		Subsidiary Guarantor
	National Grid Transco plc	British Transco Finance Inc.		Transco plc	Other subsidiaries	Consolidation adjustments	National Grid Transco Group
	£m	£m		£m	£m	£m	£m
Turnover	—	—		1,673	5,945	(217)	7,401
Operating costs
Depreciation	—	—		(311)	(420)	—	(731)
Payroll and severance costs	—	—		(191)	(913)	—	(1,104)
Purchases of electricity	—	—		—	(1,901)	—	(1,901)
Purchases of gas	—	—		(56)	(248)	—	(304)
Rates and property taxes	—	—		(105)	(302)	—	(407)
Electricity transmission services scheme direct costs	—	—		—	(252)	—	(252)
Provision for doubtful debts	—	—		(3)	(20)	—	(23)
Other operating charges	(21)	—		(298)	(864)	221	(962)
	(21)	—		(964)	(4,920)	221	(5,684)

Operating profit	(21)	—		709	1,025	4	1,717
Non-operating expenses	(32)	—		(10)	37	—	(5)

Profit before interest and taxation	(53)	—		699	1,062	4	1,712
Net interest	21	—		(97)	(588)	—	(664)
Dividends receivable	—	—		—	120	(120)	—

Profit on ordinary activities before taxation	(32)	—		602	594	(116)	1,048
Taxation	(5)	—		(193)	(60)	—	(258)

Profit on ordinary activities after taxation	(37)	—		409	534	(116)	790
Minority interests	—	—		—	(3)	—	(3)
Interest in equity accounted affiliates	788	—		17	3	(805)	3

Net income from continuing operations	751	—		426	534	(921)	790
Net loss from discontinued operations	—	—		—	(39)	—	(39)

Net income for the year	751	—	(i)	426	495	(921)	751

(i)
Net income for the year for British Transco Finance Inc. is £nil as interest payable to external bondholders is offset by interest receivable on loans to Transco plc.

Balance sheet as at 31 March 2005—UK GAAP

	Parent Guarantor	Issuer of notes	Subsidiary Guarantor
	National Grid Transco plc	British Transco Finance Inc.	Transco plc	Other subsidiaries	Consolidation adjustments	National Grid Transco Group
	£m	£m	£m	£m	£m	£m
Fixed assets
Intangible assets	—	—	—	2,003	—	2,003
Tangible assets	—	—	7,942	9,811	(7)	17,746
Investments	—	—	—	13,732	(13,584)	148
Net (liabilities)/assets of subsidiaries (equity accounted)	(5,414)	—	1,708	—	3,706	—

	(5,414)	—	9,650	25,546	(9,885)	19,897

Current assets
Stocks	—	—	30	71	—	101
Debtors (amounts falling due within one year)	10,697	—	373	6,166	(15,691)	1,545
Debtors (amounts falling due after one year)	—	194	2,648	3,334	(3,678)	2,498
Current asset investments	118	—	201	451	(200)	570
Cash at bank and in hand	—	—	3	97	—	100

	10,815	194	3,255	10,119	(19,569)	4,814
Creditors (amounts falling due within one year)
Borrowings	(781)	—	(1,212)	(1,662)	399	(3,256)
Other creditors	(2,233)	—	(3,601)	(12,278)	15,220	(2,892)
	(3,014)	—	(4,813)	(13,940)	15,619	(6,148)

Net current assets/(liabilities)	7,801	194	(1,558)	(3,821)	(3,950)	(1,334)

Total assets less current liabilities	2,387	194	8,092	21,725	(13,835)	18,563
Creditors (amounts falling due after more than one year)
Borrowings	(1,020)	(194)	(2,757)	(7,264)	272	(10,963)
Other creditors	(8)	—	(1,941)	(3,566)	3,678	(1,837)
	(1,028)	(194)	(4,698)	(10,830)	3,950	(12,800)
Provisions for liabilities and charges	—	—	(1,448)	(2,924)	—	(4,372)

Net assets employed	1,359	—	1,946	7,971	(9,885)	1,391

Capital and reserves
Called up share capital	309	—	45	2,191	(2,236)	309
Share premium account	1,289	—	204	1,830	(2,034)	1,289
Other reserves	(5,131)	—	1,332	(181)	(1,151)	(5,131)
Profit and loss account	4,892	—	365	4,099	(4,464)	4,892

Equity shareholders' funds	1,359	—	1,946	7,939	(9,885)	1,359
Minority interests
Equity	—	—	—	10	—	10
Non-equity	—	—	—	22	—	22
	—	—	—	32	—	32

	1,359	—	1,946	7,971	(9,885)	1,391

Balance sheet as at 31 March 2005—US GAAP

	Parent Guarantor	Issuer of notes	Subsidiary Guarantor
	National Grid Transco plc	British Transco Finance Inc.	Guarantor Transco plc	Other subsidiaries	Consolidation adjustments	National Grid Transco Group
	£m	£m	£m	£m	£m	£m
Assets
Current assets
Cash and cash equivalents	118	—	204	403	(200)	525
Marketable securities	—	—	—	156	—	156
Accounts and notes receivable	—	—	37	516	—	553
Inventories	—	—	30	71	—	101
Amounts owed by Group undertakings	10,695	—	72	4,529	(15,296)	—
Regulatory assets	—	—	—	443	—	443
Prepaid expenses and other current assets	2	—	264	333	—	599

Total current assets	10,815	—	607	6,451	(15,496)	2,377
Property, plant and equipment	—	—	13,950	10,317	(7)	24,260
Goodwill	—	—	3,746	2,313	—	6,059
Intangible assets	—	—	—	272	—	272
Investments	3,332	—	1,605	16,314	(21,099)	152
Amounts owed by Group undertakings	9	178	2,644	840	(3,671)	—
Regulatory assets	—	—	—	2,907	—	2,907
Other debtors	226	—	151	870	—	1,247

Total assets	14,382	178	22,703	40,284	(40,273)	37,274

Liabilities and shareholders' equity
Current liabilities
Bank overdrafts	—	—	—	18	—	18
Accounts payable	—	—	342	769	—	1,111
Short-term borrowings	792	—	1,233	1,204	—	3,229
Accrued income taxes	—	—	22	57	—	79
Purchased power obligations	—	—	—	54	—	54
Liability for index-linked swap contracts	—	—	—	99	—	99
Amounts owed to Group undertakings	1,752	—	2,777	10,695	(15,224)	—
Other accrued liabilities	63	—	552	725	(77)	1,263

Total current liabilities	2,607	—	4,926	13,621	(15,301)	5,853
Long-term borrowings	1,168	178	2,811	7,591	(273)	11,475
Amounts owed to Group undertakings	—	—	840	2,831	(3,671)	—
Purchased power obligations	—	—	—	90	—	90
Liability for index-linked swap contracts	—	—	—	228	—	228
Post-retirement benefits	—	—	—	1,515	—	1,515
Deferred income taxes	8	—	3,421	2,046	—	5,475
Other liabilities	8	—	158	1,843	—	2,009

Total liabilities	3,791	178	12,156	29,765	(19,245)	26,645

Minority interest—equity	—	—	—	10	—	10
Cumulative preference stock issued by Group undertakings	—	—	—	28	—	28
Shareholders' equity
Common stock	309	—	45	2,191	(2,236)	309
Additional paid in capital	7,793	—	9,680	8,072	(17,752)	7,793
Other reserves	359	—	—	—	—	359
Retained earnings	3,377	—	822	1,357	(2,179)	3,377
Other comprehensive loss	(1,218)	—	—	(1,110)	1,110	(1,218)
Treasury stock	(29)	—	—	(29)	29	(29)

Equity shareholders' funds	10,591	—	10,547	10,481	(21,028)	10,591

Total liabilities and shareholders' equity	14,382	178	22,703	40,284	(40,273)	37,274

Balance sheet as at 31 March 2004—UK GAAP

	Parent Guarantor	Issuer of notes	Subsidiary Guarantor
	National Grid Transco plc	British Transco Finance Inc.	Transco plc	Other subsidiaries	Consolidation adjustments	National Grid Transco Group
	£m	£m	£m	£m	£m	£m
Fixed assets
Intangible assets	—	—	—	1,537	—	1,537
Tangible assets	—	—	7,880	8,829	(3)	16,706
Investments	—	—	—	7,303	(7,152)	151
Net assets of subsidiaries (equity accounted)	534	—	22	—	(556)	—

	534	—	7,902	17,669	(7,711)	18,394

Current assets
Stocks	—	—	32	59	—	91
Debtors (amounts falling due within one year)	3,884	—	292	4,291	(6,879)	1,588
Debtors (amounts falling due after one year)	—	168	2,544	3,792	(3,796)	2,708
Current asset investments	6	—	264	440	(190)	520
Cash at bank and in hand	—	1	—	95	—	96

	3,890	169	3,132	8,677	(10,865)	5,003
Creditors (amounts falling due within one year)
Borrowings	(388)	—	(861)	(947)	490	(1,706)
Other creditors	(2,056)	(4)	(1,801)	(5,286)	6,340	(2,807)
	(2,444)	(4)	(2,662)	(6,233)	6,830	(4,513)

Net current assets/(liabilities)	1,446	165	470	2,444	(4,035)	490

Total assets less current liabilities	1,980	165	8,372	20,113	(11,746)	18,884
Creditors (amounts falling due after more than one year)
Borrowings	(746)	(165)	(2,768)	(8,103)	240	(11,542)
Other creditors	(13)	—	(2,111)	(3,593)	3,795	(1,922)
	(759)	(165)	(4,879)	(11,696)	4,035	(13,464)
Provisions for liabilities and charges	—	—	(1,352)	(2,797)	—	(4,149)

Net assets employed	1,221	—	2,141	5,620	(7,711)	1,271

Capital and reserves
Called up share capital	309	—	45	540	(585)	309
Share premium account	1,280	—	204	1,557	(1,761)	1,280
Other reserves	(5,131)	—	1,332	(181)	(1,151)	(5,131)
Profit and loss account	4,763	—	560	3,654	(4,214)	4,763

Equity shareholders' funds	1,221	—	2,141	5,570	(7,711)	1,221
Minority interests
Equity	—	—	—	12	—	12
Non-equity	—	—	—	38	—	38
	—	—	—	50	—	50

	1,221	—	2,141	5,620	(7,711)	1,271

Balance sheet as at 31 March 2004—US GAAP

	Parent Guarantor	Issuer of notes	Subsidiary Guarantor
	National Grid Transco plc	British Transco Finance Inc.	Transco plc	Other subsidiaries	Consolidation adjustments	National Grid Transco Group
	£m	£m	£m	£m	£m	£m
Assets
Current assets
Cash and cash equivalents	6	1	264	447	(190)	528
Marketable securities	—	—	—	102	—	102
Accounts and notes receivable	—	—	16	480	—	496
Inventories	—	—	32	59	—	91
Amounts owed by Group undertakings	3,883	—	22	2,430	(6,335)	—
Regulatory assets	—	—	—	512	—	512
Prepaid expenses and other current assets	1	—	254	395	(54)	596

Total current assets	3,890	1	588	4,425	(6,579)	2,325
Property, plant and equipment	—	—	13,785	9,343	(3)	23,125
Goodwill	—	—	3,746	1,859	—	5,605
Intangible assets	—	—	—	50	—	50
Investments	8,851	—	(94)	9,881	(18,483)	155
Amounts owed by Group undertakings	—	161	2,544	1,084	(3,789)	—
Regulatory assets	—	—	—	3,136	—	3,136
Other debtors	161	—	196	629	(35)	951

Total assets	12,902	162	20,765	30,407	(28,889)	35,347

Liabilities and shareholders' equity
Current liabilities
Bank overdrafts	—	—	6	20	—	26
Accounts payable	—	—	406	630	—	1,036
Short-term borrowings	389	—	856	399	—	1,644
Accrued income taxes	—	—	176	—	(54)	122
Purchased power obligations	—	—	—	57	—	57
Liability for index-linked swap contracts	—	—	—	100	—	100
Amounts owed to Group undertakings	1,680	—	750	3,856	(6,286)	—
Other accrued liabilities	127	4	561	787	(77)	1,402

Total current liabilities	2,196	4	2,755	5,849	(6,417)	4,387
Long-term borrowings	872	158	2,894	8,572	(240)	12,256
Amounts owed to Group undertakings	—	—	1,084	2,705	(3,789)	—
Purchased power obligations	—	—	—	149	—	149
Liability for index-linked swap contracts	—	—	—	291	—	291
Post-retirement benefits	—	—	—	1,681	—	1,681
Deferred income taxes	—	—	3,312	1,590	(35)	4,867
Other liabilities	13	—	148	1,680	—	1,841

Total liabilities	3,081	162	10,193	22,517	(10,481)	25,472

Minority interest—equity	—	—	—	12	—	12
Cumulative preference stock issued by Group undertakings	—	—	—	42	—	42
Shareholders' equity
Common stock	309	—	45	540	(585)	309
Additional paid in capital	7,768	—	9,680	7,799	(17,479)	7,768
Other reserves	359	—	—	—	—	359
Retained earnings	2,701	—	847	712	(1,559)	2,701
Other comprehensive loss	(1,282)	—	—	(1,181)	1,181	(1,282)
Treasury stock	(34)	—	—	(34)	34	(34)

Equity shareholders' funds	9,821	—	10,572	7,836	(18,408)	9,821

Total liabilities and shareholders' equity	12,902	162	20,765	30,407	(28,889)	35,347

Cash flow statements

	Parent Guarantor	Issuer of notes	Subsidiary Guarantor
	National Grid Transco plc	British Transco Finance Inc.	Transco plc	Other subsidiaries	Consolidation adjustments	National Grid Transco Group
	£m	£m	£m	£m	£m	£m
UK GAAP cash flow statements Twelve months to 31 March 2005
Cash flow from operating activities	—	—	1,153	1,756	—	2,909
Dividends from subsidiary undertakings and joint ventures	1,139	—	2,883	505	(4,522)	5
Returns on investments and servicing of finance	(31)	—	(372)	(355)	—	(758)
Taxation	—	—	(95)	(55)	—	(150)
Capital expenditure and financial investment	—	—	(474)	(788)	—	(1,262)
Acquisitions and disposals	(273)	—	(4,490)	(1,130)	4,763	(1,130)
Equity dividends paid	(628)	—	(500)	(4,022)	4,522	(628)

Net cash inflow/(outflow) before management of liquid resources	207	—	(1,895)	(4,089)	4,763	(1,014)
Management of liquid resources	(112)	—	62	(4)	—	(54)
Financing	(95)	—	1,836	4,103	(4,763)	1,081

Increase in cash in the year	—	—	3	10	—	13

Twelve months to 31 March 2004
Cash flow from operating activities	(7)	—	1,397	1,420	—	2,810
Dividends from subsidiary undertakings and joint ventures	352	—	2	78	(424)	8
Returns on investments and servicing of finance	8	—	(243)	(457)	—	(692)
Taxation	—	—	(61)	43	—	(18)
Capital expenditure and financial investment	—	—	(497)	(757)	—	(1,254)
Acquisitions and disposals	—	—	—	7	—	7
Equity dividends paid	(560)	—	(70)	(354)	424	(560)

Net cash (outflow)/inflow before management of liquid resources	(207)	—	528	(20)	—	301
Management of liquid resources	117	—	(56)	(109)	—	(48)
Financing	90	—	(465)	135	—	(240)

Increase in cash in the year	—	—	7	6	—	13

Twelve months to 31 March 2003
Cash flow from operating activities	(53)	—	1,291	1,588	—	2,826
Dividends from subsidiary undertakings and joint ventures	1,301	—	28	348	(1,666)	11
Returns on investments and servicing of finance	14	—	(335)	(591)	—	(912)
Taxation	—	—	(50)	(62)	—	(112)
Capital expenditure and financial investment	—	—	(605)	(802)	—	(1,407)
Acquisitions and disposals	(90)	—	860	240	(847)	163
Equity dividends paid	(382)	—	(337)	(2,365)	2,513	(571)

Net cash inflow/(outflow) before management of liquid resources	790	—	852	(1,644)	—	(2)
Management of liquid resources	(123)	—	2	(17)	—	(138)
Financing	(670)	—	(833)	1,677	—	174

(Decrease)/increase in cash in the year	(3)	—	21	16	—	34

US GAAP cash flow statements Twelve months to 31 March 2005
Net cash provided by operating activities	1,108	—	4,043	1,854	(4,522)	2,483
Net cash used in investing activities	(385)	—	(5,376)	(1,927)	4,763	(2,925)
Net cash (used in)/provided by financing activities	(723)	—	1,336	68	(241)	440

Net increase/(decrease) in cash and cash equivalents	—	—	3	(5)	—	(2)

Twelve months to 31 March 2004
Net cash provided by operating activities	353	—	1,463	1,106	(422)	2,500
Net cash used in investing activities	117	—	(921)	(896)	—	(1,700)
Net cash (used in)/provided by financing activities	(470)	—	(535)	(245)	422	(828)

Net increase/(decrease) in cash and cash equivalents	—	—	7	(35)	—	(28)

Twelve months to 31 March 2003
Net cash provided by operating activities	1,262	—	1,060	979	(1,301)	2,000
Net cash used in investing activities	(90)	—	(438)	(108)	—	(636)
Net cash (used in)/provided by financing activities	(1,175)	—	(601)	(487)	1,301	(962)

Net (decrease)/increase in cash and cash equivalents	(3)	—	21	384	—	402

Glossary of Terms

Term used in Annual Report	US equivalent or brief description
Accounts	Financial statements
Acquisition accounting	Purchase accounting
Allotted	Issued
Associate	Equity investment
Borrowings	Debt
Called up share capital	Common stock issued and fully paid
Capital allowances	Tax depreciation allowances
Creditors	Accounts payable
Debtors	Accounts receivable
Equity shareholders' funds	Shareholders' equity
Finance lease	Capital lease
Financial year	Fiscal year
Fixed asset investments	Non-current investments
Freehold	Ownership with absolute rights in perpetuity
Freehold land	Land owned
Group accounts	Consolidated financial statements
Interest payable	Interest expense
Interest receivable	Interest income
Joint venture	Equity investment
Merger accounting	Pooling of interests
Net asset value	Book value
Operating profit	Net operating income
Pension scheme	Pension plan
Profit	Income (or earnings)
Profit and loss account	Income statement
Profit and loss account reserve	Retained earnings
Profit for the year	Net income
Provision for doubtful debts	Allowance for bad and doubtful accounts receivable
Provisions	Long-term liabilities other than debt and specific accounts payable
Reconciliation of movements in shareholders' funds	Statement of changes in stockholders' equity
Reserves	Stockholders' equity other than common stock
Share capital	Ordinary shares, capital stock or common stock issued and fully paid
Share premium account	Additional paid-in capital relating to proceeds of sale of stock in excess of par value or paid-in surplus (not distributable)
Stocks	Inventories
Tangible fixed assets	Property, plant and equipment
Turnover	Revenues

Definitions

        References in the Annual Report and Accounts to the 'Company', the 'Group', 'we', 'our' and 'us' refer to National Grid Transco and its subsidiaries.

American Depositary Shares, or ADSs
Securities of National Grid Transco listed on the New York Stock Exchange, each of which represents the right to receive five ordinary shares.

Corporate Centre
Core Group functions operating from the Group's head office.

Crown Castle UK
The Group's UK wireless infrastructure business.

EMFs
The electric and magnetic fields produced by all electrical equipment and appliances.

FAS
US Financial Accounting Standard.

FERC
US Federal Energy Regulatory Commission.

FRS
UK Financial Reporting Standard.

GAAP
Generally accepted accounting principles.

GW
Gigawatt, 109 watts.

GWh
Gigawatt hours.

HSE
Health and Safety Executive.

kV
Kilovolt, 103 volts.

kW
Kilowatt, 103 watts.

kWh
Kilowatt hours.

LTI
Lost Time Injury. A work-related injury that causes a person to be away from work for at least one normal shift after the shift on which the injury occurs, because the person is unfit to perform his or her duties.

mcm
Million cubic metres.

Merger
The merger of Lattice Group plc and National Grid Group plc which became effective on 21 October 2002.

MW
Megawatt, 106 watts.

MWh
Megawatt hours.

National Grid Transco
National Grid Transco plc.

Niagara Mohawk
Niagara Mohawk Power Corporation.

NTS or National Transmission System
The gas national transmission system owned and operated by the Group.

Ofcom
The Office of Communications.

Ofgem
The Office of Gas and Electricity Markets.

ordinary shares
Ordinary shares of 10 pence each in the capital of National Grid Transco.

SEC
US Securities and Exchange Commission.

tonnes CO2 equivalent
Measure of greenhouse gas emissions in relation to the impact of carbon dioxide.

TW
Terawatt, 1012 watts.

TWh
Terawatt hours.

Summary Group Financial Information

Financial summary (unaudited)

        The financial summary set out below has been derived from the audited consolidated accounts of National Grid Transco for the five financial years ended 31 March 2005. It should be read in conjunction with the Group accounts and related notes, together with the Operating and Financial Review. The profit and loss accounts and balance sheets for 2001 to 2004 have been restated for the impact of FRS 20. At 31 March 2002, net income for US GAAP includes the FAS 133 transitional adjustment of £14m.

Summary profit and loss account	31 March 2005	31 March 2004 (restated)	31 March 2003 (restated)	31 March 2002 (restated)	31 March 2001 (restated)
	£m	£m	£m	£m	£m
Group turnover	8,521	9,033	9,400	7,554	6,891
Operating costs	(6,676)	(7,203)	(7,828)	(6,513)	(5,184)

Operating profit of Group undertakings	1,845	1,830	1,572	1,041	1,707
Share of joint ventures' and associate's operating profit/(loss)	7	7	124	(701)	(105)

Operating profit
—Before exceptional items and goodwill amortisation	2,212	2,213	2,148	1,764	1,775
—Exceptional items	(251)	(277)	(350)	(1,327)	(88)
—Goodwill amortisation	(109)	(99)	(102)	(97)	(85)
	1,852	1,837	1,696	340	1,602
Non-operating exceptional items	83	322	(99)	156	306
Net interest
—Excluding exceptional items	(783)	(822)	(939)	(657)	(635)
—Exceptional items	—	—	(31)	(142)	—

Profit/(loss) on ordinary activities before taxation	1,152	1,337	627	(303)	1,273
Tax on profit on ordinary activities—excluding exceptional items	(324)	(350)	(373)	(251)	(390)
Tax on profit on ordinary activities—exceptional items	79	89	128	166	243

Profit/(loss) on ordinary activities after taxation	907	1,076	382	(388)	1,126
Minority interests including exceptional items	1	(2)	(31)	48	(7)

Profit/(loss) for the year	908	1,074	351	(340)	1,119

Summary statement of net assets
Fixed assets	19,897	18,394	18,954	19,582	15,670

Current assets	4,814	5,003	5,950	6,568	2,960
Creditors: amounts falling due within one year	(6,148)	(4,513)	(5,046)	(4,888)	(4,034)

Net current (liabilities)/assets	(1,334)	490	904	1,680	(1,074)

Total assets less current liabilities	18,563	18,884	19,858	21,262	14,596
Creditors: amounts falling due after more than one year	(12,800)	(13,464)	(14,255)	(14,868)	(9,793)
Provisions for liabilities and charges	(4,372)	(4,149)	(4,398)	(4,655)	(3,426)

Net assets	1,391	1,271	1,205	1,739	1,377

Summary cash flow statement
Net cash inflow from operating activities before exceptional items	3,103	3,058	3,154	2,394	2,482
Expenditure relating to exceptional items	(194)	(248)	(328)	(103)	(129)

Net cash inflow from operating activities	2,909	2,810	2,826	2,291	2,353
Dividends from joint ventures	5	8	11	13	20
Net cash outflow for returns on investments and servicing of finance	(758)	(692)	(912)	(705)	(691)
Net cash outflow for taxation	(150)	(18)	(112)	(212)	(350)
Net cash outflow for capital expenditure and financial investment	(1,262)	(1,254)	(1,407)	(1,483)	(1,179)
Net cash (outflow)/inflow for acquisitions and disposals	(1,130)	7	163	(969)	(587)
Equity dividends paid	(628)	(560)	(571)	(478)	(336)

Net cash (outflow)/inflow before the management of liquid resources and financing activities	(1,014)	301	(2)	(1,543)	(770)
Net cash (outflow)/inflow for the management of liquid resources	(54)	(48)	(138)	347	696

Net cash (outflow)/inflow before financing activities	(1,068)	253	(140)	(1,196)	(74)
Net cash inflow/(outflow) from financing activities	1,081	(240)	174	1,218	59

Net increase/(decrease) in cash in the year	13	13	34	22	(15)

Amounts in accordance with US GAAP	31 March 2005		31 March 2004		31 March 2003		31 March 2002		31 March 2001
	£m		£m		£m		£m		£m
Group turnover	8,534		8,866		7,401		4,004		3,583
Net income/(loss)	1,304		998		751		(167)		810
Earnings/(loss) per ADS
—Basic	211.5	p	162.5	p	159.5	p	(54.5	)p	274.5	p
—Diluted	210.5	p	162.0	p	156.5	p	(44.0	)p	260.0	p
Total assets	37,274		35,347		36,947		17,727		10,392
Net assets employed/total shareholders' funds	10,629		9,875		9,515		3,862		2,962
Equity shareholders' funds	10,591		9,821		9,426		3,759		2,920

Shareholder Information

Annual Report and Accounts

        National Grid Transco shareholders will automatically be sent an Annual Review each year, unless they have opted to receive the Annual Report and Accounts. If you wish to receive the Annual Report and Accounts, a larger document containing more detailed information, or wish to stop receiving the larger document and instead receive the shorter Annual Review, you should contact Capita Registrars (details on page 148).

        For the assistance of visually impaired shareholders, audio tape, braille and large print versions of the Annual Review are available. If you wish to receive any of these documents please contact Capita Registrars (details on page 148).

Electronic communication

        As an alternative to receiving the Annual Review or Annual Report and Accounts through the post, you can choose to receive an email notifying you of their availability and retrieve them electronically.

        For more information and to register please visit www.ngtgroup.com/shareholders.

        For each shareholder choosing to receive annual documents electronically, National Grid Transco sponsors Climate Saver Projects. These projects are managed by Future Forests Ltd as part of its CarbonNeutral® programme and aim to reduce CO2 emissions or absorb CO2. For more information on Climate Saver Projects please visit the Group website www.ngtgroup.com.

Share dealing

        A low-cost share dealing service is available from Capita Registrars allowing you to buy or sell National Grid Transco shares by telephone or on-line. These methods allow you to know the price of the trade at the time of dealing.

        For more information call 0870 458 4577 (8am - 4.30pm) or visit www.capitadeal.com.

        A postal dealing service is also available, for a dealing form please call 0870 162 3116.

        These details are provided for information only and any action you take is at your own risk. If you have any doubt as to the action you should take, you are recommended to seek your own financial advice from your stockbroker, bank manager, accountant or other financial adviser authorised pursuant to the Financial Services and Markets Act 2000.

Individual Savings Accounts

        Individual Savings Accounts (ISAs) for National Grid Transco are available. Options include:

  •
  National Grid Transco Maxi stocks and shares ISA (£7,000 for tax year 2005/06);

  •
  National Grid Transco Mini stocks and shares ISA (£4,000 for tax year 2005/06).

        National Grid Transco cannot advise you on what action you should take.

        Further information may be obtained from the Account Manager:

  National Grid Transco, Stocktrade, 81 George Street, Edinburgh EH2 3ES
  Telephone 0131 240 0443
  website www.stocktrade.co.uk/NGT_Sharedealing/sharedealing_main.htm

ShareGift

        If you hold only a few shares and feel that it would be uneconomical or simply not worthwhile to sell them then you could consider donating your shares to charity via ShareGift.

        ShareGift, a registered charity no. 1052686, specialises in accepting donations of small numbers of shares. Since its launch in 1996, ShareGift has given millions of pounds to hundreds of different UK charities. Without ShareGift, this money would remain locked up in unwanted shares and would never otherwise reach charities.

        To find out more visit www.sharegift.org or call 020 7337 0501. Alternatively contact Capita Registrars (details on page 148) who can help arrange the transfer of your shares.

Shareholder networking

        National Grid Transco continues its innovative programme allowing shareholders to learn more about the business by visiting operational sites and meeting Directors and staff. These visits allow us to explain the business to you in person. This year's visit, planned for 5 and 6 December 2005, will include the National Grid Control Centre (electricity transmission) and the gas holder site at Southall.

        If you would like to take part in this visit, please write to: Shareholder Networking Organiser, NGT House, Warwick Technology Park, Gallows Hill, Warwick CV34 6DA.

        Participants will be selected from those applying, with priority given to those who have not previously attended.

Website

        Information about the Group is also available on our website at www.ngtgroup.com. Share price information, previous Annual Report and Accounts and other shareholder information can be found in the Investors section of the site.

        Information relating to capital gains tax base prices for the Group and its predecessors can also be found on the website.

Analysis of shareholdings

        The following analysis of shareholders and shareholdings is at 18 May 2005:

Size of shareholding	Number of holders	% of holders	Number of shares	% of shares
1-50	177,238	12.81	4,777,458	0.15
51-100	468,360	33.84	33,316,101	1.08
101-500	622,155	44.95	129,409,631	4.19
501-1,000	64,072	4.63	44,386,978	1.44
1,001-10,000	49,578	3.58	114,502,857	3.70
10,001-50,000	1,520	0.11	29,987,256	0.97
50,001-100,000	238	0.02	17,284,922	0.56
100,001-500,000	460	0.03	112,344,712	3.64
500,001-1,000,000	147	0.01	103,065,200	3.33
1,000,001 and above	308	0.02	2,501,173,675	80.94

Total	1,384,076	100	3,090,248,790	100